Form 20-F
period 2022-12-31
MultiMetaVerse Holdings Ltd
filed 2023-05-01
CIK 1874074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934

Date of event requiring this shell company report……………….

Commission File Number: 001-41587

MULTIMETAVERSE HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Building D3, No. 718, Lingshi Road, Jingan District
Shanghai, China, 200072
(Address of Principal Executive Offices)

Mr. Yiran Xu, Chief Executive Officer
Building D3, No. 718, Lingshi Road, Jingan District
Shanghai, China, 200072
Tel: +86 21 61853907
Email: alex.xu@multi-metaverse.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, no par value per share Warrants to purchase Class A ordinary shares	MMV MMVWW	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

2,284,542 Class A ordinary shares and 2,284,542 warrants as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

We are a holding company primarily operating in China through our subsidiaries and contractual arrangements (the “VIE Agreements”) with variable interest entities (the “VIEs”), namely Shanghai Jupiter Creative Design Co., Ltd., a limited liability company established under PRC law (“Shanghai Jupiter”), and its subsidiaries. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and we will therefore operate these businesses in China through VIEs. Such structure involves unique risks to investors. Moreover, if the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. We and investors in our ordinary shares and warrants will face uncertainty about potential future actions by the PRC government, which could affect the enforceability of the contractual arrangements with Shanghai Jupiter and, consequently, significantly our financial condition and results of operations. If we are unable to claim our right to control the assets of the VIEs. Our ordinary shares and warrants may decline in value or become worthless. See “Item 3. Key Information—3.D. Risk Factors— Risks Related to MMV’s Corporate Structure.”

We face various risks and uncertainties related to doing business in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business and accept foreign investments. For example, we face risks associated with regulatory approvals on offshore securities offerings, oversight on cybersecurity and data privacy. The PRC government has recently published new policies that significantly affected various industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China.”

Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours” and “MMV” refer to MultiMetaVerse Holdings Limited, a British Virgin Islands business company, and its subsidiaries, and in the context of describing our operations and consolidated financial information, the VIEs. References to “Legacy MMV” refer to MultiMetaVerse Inc., a Cayman Islands exempted company and a wholly owned subsidiary of MMV.

Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

We completed a merger with Model Performance Acquisition Corp. on January 4, 2023 and MMV’s Class A ordinary shares and warrants began trading on the Nasdaq Stock Exchange on January 5, 2023. Model Performance Acquisition Corp., a British Virgin Islands business company (“MPAC”), Model Performance Mini Corp., a British Virgin Islands business company (“PubCo”), Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (the “Merger Sub”), and MultiMetaVerse Inc., a Cayman Islands exempted company (“Legacy MMV”), entered into a Merger Agreement dated as of August 6, 2021 (as amended on January 6 and September 29, 2022, the “Merger Agreement”). The Merger Agreement provided for a business combination which was effected in two steps: (i) MPAC reincorporated to British Virgin Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) following the Reincorporation Merger, Merger Sub merged with and into Legacy MMV, resulting in Legacy MMV being a wholly owned subsidiary of PubCo (the “Acquisition Merger,” together with Reincorporation Merger, the “Business Combination”).

Further, in this annual report:

●	“ACGN” means animation, comic, game and novel.

●	“Board” means the board of directors of MMV.

●	“Business Combination” means the merger contemplated by the Merger Agreement.

●	“Closing Date” means the date of the consummation of the Business Combination.

●	“Code” means the Internal Revenue Code of 1986, as amended.

●	“Combination Period” means the period of time by which an initial business combination must be completed by MPAC.

●	“Continental” means Continental Stock Transfer & Trust Company, MPAC and MMV’s transfer agent.

●	“Effective Time” means the time at which the Business Combination becomes effective.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Existing Charter” means MPAC’s Memorandum and Articles of Association, as amended and restated on September 28, 2022.

●	“founder shares” means the outstanding Class B ordinary shares of MPAC issued to the Sponsor for an aggregate purchase price of $25,001 in January 2021.

●	“GAAP” means accounting principles generally accepted in the United States of America.

●	“Initial Shareholders” means the Sponsor and other initial holders of MPAC Class B ordinary shares.

●	“IPO” refers to the initial public offering of 5,000,000 units of MPAC consummated on April 12, 2021.

●	“IRS” means the United States Internal Revenue Service.

●	“MMV Class A ordinary shares” means the Class A ordinary shares, no par value per share, of MMV.

●	“MMV Class B ordinary shares” means the Class B ordinary shares, no par value per share, of MMV.

●	“MMV Ordinary Shares” means the MMV Class A ordinary shares and MMV Class B ordinary shares, collectively.

●	“MMV Warrant” means a warrant of MMV issued to MPAC Warrant holders and the MMV Ordinary Shares underlying such warrants.

●	“MPAC Class A ordinary shares” means the Class A ordinary shares, no par value per share, of Model Performance Acquisition Corp.

●	“MPAC Class B ordinary shares” means the Class B ordinary shares, no par value per share, of Model Performance Acquisition Corp.

●	“MPAC ordinary shares” means MPAC Class A ordinary shares and MPAC Class B ordinary shares, collectively.

●	“MPAC preferred shares” means the preferred shares, with no par value per share, of Model Performance Acquisition Corp.

●	“MPAC Private Placement Warrants” means MPAC Warrants issued to the Sponsor as part of the MPAC Private Placement Units in a private placement simultaneously with the closing of MPAC’s IPO.

●	“MPAC Public Warrants” means the MPAC Warrants issued as part of the units in MPAC’s IPO.

●	“MPAC preferred shares” means the preferred shares, with no par value per share, of Model Performance Acquisition Corp.

●	“MPAC Warrant” means redeemable warrant of MPAC entitling the holder to purchase one MPAC Class A ordinary shares at a price of $11.50 per whole share.

●	“ODI Filings” means the formalities and filings of overseas direct investment of Chinese enterprises, including but not limited to fulfilling the filing, approval or registration procedures in the development and reform authorities, the competent commercial authorities, and foreign exchange administration authorities and competent banks authorized by such authorities.

●	“Original Animation Brand” means animations that were first published and solely owned by the animation production company, whereas other animation brands may be adapted from comic books, games and other forms of ACGN brands.

●	“PIPE Investment” means the issuance of 450,000 MMV Ordinary Shares to a certain investor for an aggregate of $4,500,000 in a private placement subsequent to the closing of the Business Combination.

●	“Plans of Merger” means (i) the Plan of Merger in connection with the Reincorporation Merger and (ii) the Plan of Merger in connection with the Acquisition Merger, collectively.

●	“MPAC Private Placement Units” mean the units issued to the Sponsor in a private placement simultaneously with the closing of MPAC’s IPO.

●	“MPAC public shareholders” means holders of public MPAC Class A ordinary shares.

●	“public shares” means the MPAC Class A ordinary shares sold in the IPO, whether they were purchased in the IPO or thereafter in the open market.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Share Incentive Award” means the MMV’s Share Incentive Award scheme.

●	“Sponsor” means First Euro Investments Limited, a British Virgin Islands business company.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking. Forward-looking statements in this annual report may include, for example, statements about:

●	Our business strategies and outcomes;

●	our financial performance following the Business Combination;

●	government regulations governing business operations, and in particular those governing the gaming and entertainment industry;

●	macro-economic conditions in China;

●	the impact of the COVID-19 pandemic on our business and the actions we may take in response thereto; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this annual report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved.]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to MMV’s Business and Industry

MMV’s limited operating history makes it difficult to predict its future prospects, business and financial performance.

MMV, a BVI holding company, was established in 2021 for restructuring purposes in relation to the Business Combination, and Shanghai Jupiter controlled by MMV through contractual arrangements, which holds the proprietary brand Aotu World, was established in 2015. MMV’s short operating history may not serve as an adequate basis for evaluating its prospects and future operating results, including MMV’s key operating data, net revenue, cash flows and operating margins. In addition, the animation and gaming industry in China and in the global market is volatile and will continue to evolve. As a result, you may not be able to discern the market dynamics that MMV is subject to and assess MMV’s business prospects.

MMV has encountered, and may continue to encounter, risks, challenges and uncertainties frequently experienced by companies at an early stage, including those relating to MMV’s ability to adapt to the industry, to maintain and monetize MMV’s user base and to introduce new content including animation, games and other entertainment genres under various proprietary brands. If MMV is unable to successfully address these risks and uncertainties, its business, financial condition, and results of operations could be materially and adversely affected.

Furthermore, MMV’s primary business operation is limited to the PRC market. While expanding business operation into the global markets by way of product publication or M&A is a key part of its business development strategy, MMV has no actual business experience operating in the global markets. MMV’s limited operating experience in the PRC may not be compatible or translate well to the global markets, and it may encounter commercial, cultural and regulatory risks, uncertainties it had never encountered before. These risks and uncertainties due to MMV’s limited operation history may adversely affect its business operation and financial performance.

MMV operates in a highly competitive market, and may not be able to compete effectively which could have a material adverse effect on MMV’s business, financial condition and results of operations.

MMV faces significant competition from other animation and gaming companies and other players in the online entertainment market. Some of MMV’s competitors, including both global and PRC market participants, have a longer operating history, a large user base, or greater financial resources than MMV does. MMV’s competitors may compete with MMV in a variety of ways, including attracting the same target users and UGC creators, produce similar styled animations and games, conducting brand promotions and other marketing activities, and making investments in and acquisitions of MMV’s business partners. In addition, MMV faces competition for leisure time, attention and discretionary spending of its players. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet, together represent much larger or more well-established markets and may be perceived by MMV’s players to offer greater variety, affordability, interactivity and enjoyment. Consumer tastes and preferences for leisure time activities are also subject to sudden or unpredictable change on account of new innovations, developments or product launches. If any of MMV’s competitors achieves greater market acceptance than MMV does or is able to offer more attractive content, or that MMV’s consumers do not find MMV’s games to be compelling or if other existing or new leisure time activities are perceived by MMV’s players to offer greater variety, affordability, interactivity and overall enjoyment, MMV’s user base and MMV’s market share may decrease, which may materially and adversely affect MMV’s business, financial condition, and results of operations.

MMV operates in a new and rapidly changing industry, which presents significant uncertainty and business risks and makes it difficult to evaluate MMV’s business and prospects. MMV’s ability to generate revenue could suffer if the PRC gaming market does not develop as anticipated.

The online gaming and interactive entertainment industries are relatively new and continue to evolve. Whether these industries grow and whether MMV’s online business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to online gaming and related activities), taxation of gaming activities, data and information privacy and payment processing laws and regulations, and other actors that MMV is unable to predict and which are beyond MMV’s control. Given the dynamic evolution of these industries, it can be difficult to plan strategically, including as it relates to product launches in new or existing jurisdictions that may be delayed or denied, and it is possible that competitors will be more successful than MMV is at adapting to change and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation in new and existing jurisdictions, MMV may become subject to additional compliance-related costs, including as it relates to licensing and taxes. Consequently, MMV cannot provide assurance that MMV’s online and interactive offerings will grow at the rates expected, or be successful in the long term. If MMV’s products do not obtain popularity or maintain popularity, or if they fail to grow in a manner that meets its expectations, or if MMV cannot offer MMV’s product offerings in particular jurisdictions that may be material to MMV’s business, results of operations and financial condition could be harmed.

In addition, the growth of the online gaming industry in China and the level of demand and market acceptance of MMV’s games are subject to a high degree of uncertainty. MMV’s ability to formulate and execute publishing, distribution and marketing strategies will be significantly affected by MMV’s ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of MMV’s current and potential users. New and different types of entertainment may increase in popularity at the expense of online games.

As China’s market for online games has evolved rapidly in recent years, it is extremely difficult to accurately predict user acceptance and demand for MMV’s existing and potential new games, and the future size, composition and growth of this market. Given the limited history and rapidly evolving nature of the market for online games, MMV cannot predict how much its users will be willing to spend on in-game purchases or whether users will have concerns over security, reliability, cost and quality of service associated with online games. If acceptance of MMV’s games is different than anticipated, MMV’s ability to maintain or increase MMV’s revenues and profits could be materially and adversely affected.

MMV’s business depends on its ability to offer high-quality content that meets user preferences and demands.

MMV’s success depends on its ability to offer high-quality content focused on animation and games. The breadth, depth, and quality of its content are fundamental in maintaining the attractiveness and value to its users. MMV relies on its experience from past and current operations to offer, manage, and refine its high-quality content, which may not be effective as user preferences and market trends change. If MMV is unable to expand into new high quality content by diversifying its products under its Aotu World brand as well as developing new proprietary brand to diversify its animation or gaming product pipeline, its ability to keep content offerings comprehensive and up-to-date may be adversely affected. The quality of its content may be compromised if MMV is not able to continue to maintain in-depth and meaningful engagement of its user group. If MMV is unable to keep up with evolving user preferences, it may experience a decline in the attractiveness of its products to its user base.

User generated content, or UGCs, and professional generated user content, or PUGCs, are critical to MMV’s content offering. MMV encourages and supports UGC and PUGC creators in providing content to sustain its popularity among users and as an effective for product development inspiration. MMV also provides continuous support to UGC creators to encourage ongoing and future creation. Any failure in encouraging, supporting, and incentivizing UGC creators may materially and adversely affect the breadth, depth, and quality of its content offerings.

MMV, in part, relies on the engagement of PUGC creators for brand and product development. If MMV determines that the PUGC creators and their concepts or developing products have commercial potential, MMV may formally engage these PUGC creators to establish the contractual basis for their commercial cooperation. However, MMV cannot assure you that it may reach an agreement with the PUGC creators to develop the product candidate. If MMV is unable to reach an agreement with the PUGC creators, its content offerings, product development and pipeline may be adversely affected. Furthermore, even if MMV is able to reach an agreement with the PUGC creators, MMV cannot assure you that the commercial terms of the agreement will be favorable to MMV or that the product under the cooperation agreement will ultimately be developed or achieve favorable financial results for MMV.

If MMV is unable to continue to offer high-quality content and enhance its content offerings, the reputation and attractiveness of its brand could be compromised, and it may experience a decline in its user base, which could materially and adversely affect its business and results of operations.

MMV may not be able to duplicate the success of Aotu World brand by successfully creating new original animations and proprietary brands.

MMV’s current pipeline of products, including animation series and mobile games, still mostly relies on the Aotu World brand. For a game to remain popular and to retain players, MMV must constantly enhance, expand and upgrade the game with new features, offers, and content that players find attractive. As a result, each of MMV’s games require significant product development, marketing and other resources to develop, launch and sustain popularity through regular upgrades, expansions and new content. While MMV strives to diversify its product portfolio by developing additional proprietary animation and gaming brands, it cannot assure you that it will be successful in developing such brands or that the new brands developed will be popular among the consumers and users or achieve commercial success. If MMV is unable to develop any additional brands or enjoy commercial success for the new brands, or if MMV is unable to develop commercially viable mobile games under these brands, which MMV consider as its primary method of revenue generation, its business, financial condition, and results of operations may be materially and adversely affected.

The success of MMV’s business depends on the quality of MMV’s strategy and MMV’s ability to execute on it.

MMV’s business strategy makes a number of assumptions about the current and future state of the industry that MMV operates in, including but not limited to environmental factors such as the current and future state of the markets and economies that MMV operates in, the current and expected future actions of governments in China and around the world, the current and future capacity and effectiveness of MMV’s competitors, and the current and future desires and wants and means of MMV’s users. MMV’s strategy also makes assumptions about the current and future state of MMV’s own business, including its capacity and effectiveness and its ability to respond to all of the aforementioned environmental factors, amongst others. All of these assumptions are informed by data and information that is publicly available and which MMV gathers for itself and by its ability to process and understand such data and information. Any or all of MMV’s assumptions may prove to be faulty and/or our data and/or information may be inaccurate or incomplete, in which case our strategy may prove to be incorrect or inadequate for the demands of our industry. Even if MMV’s strategy is a good one, MMV cannot be certain that its business is equipped to execute the plans and actions that might be necessary to achieve success. If any of MMV’s assumptions are incorrect and/or its strategy is ineffective and/or MMV is unable to execute on its strategy then its business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

Damage to MMV’s brand and reputation could materially and adversely affect MMV’s business, financial condition and results of operations.

The growth of MMV’s business partially depends on the recognition of MMV’s brand and reputation.

MMV believes that the recognition and success of MMV’s brand rely on the devotion and sentiment of MMV’s followers, users and business partners, which has contributed to managing MMV’s user acquisition costs and contributed to the growth of MMV’s business.

Maintaining, protecting and enhancing MMV’s brand and reputation, in particular its proprietary Aotu World brand, depends largely on several factors including, but not limited to, MMV’s ability to:

●	strengthen its proprietary brand, Aotu World and develop new animation and games under the brand;

●	develop additional attractive proprietary brands for animation and game development;

●	maintain relationships with business partners;

●	comply with relevant laws and regulations;

●	compete effectively against existing and future competitors;

●	preserve MMV’s reputation and goodwill generally;

●	develop and maintain positive perception and brand recognition;

●	provide high-quality and entertaining content;

●	maintain brand recognition, provide satisfactory services;

●	maintain trust and credibility that MMV has established; and

●	attract users and UGC creators to maintain MMV’s UGC-enabled approach.

It is possible also that MMV’s brand and reputation may also be adversely affected by the UGC created by its UGC creators which may be perceived as inappropriate, hostile, or illegal, or by information that is perceived as misleading. MMV may fail to identify and respond to such objectionable content or user activity, or otherwise address user concerns in a timely manner, which could erode the trust in MMV’s brand and damage its reputation. Any governmental or regulatory inquiry, investigation, or action based on the objectionable content or user activity in MMV’s user base, MMV’s business practices, or failure to comply with laws and regulations, could damage MMV’s brand and reputation, regardless of the outcome.

To maintain a balance between user experience and realizing the commercial potential of its operation is very important. Current users may find MMV’s commercial efforts counter-productive to their overall content experience. If MMV fails to balance user experience as MMV further enhances the monetization of its brand and products, MMV’s brand and reputation may be adversely affected.

MMV has experienced, and may continue to experience, governmental, regulatory, investor, media, and other third-party scrutiny of MMV’s community, content, copyright, data privacy, or other business practices. Actions of MMV’s employees, users, or business partners, or other issues, may also harm MMV’s brand and reputation.

There is no assurance that MMV can maintain its brand name, reputation, and ability to produce high-quality content. If MMV fails to promote and maintain its brand or preserve MMV’s reputation, or if MMV incurs excessive expenses in this effort, MMV’s business, financial condition, and results of operations could be materially and adversely affected.

Any failure by MMV to attract and sustain its target audience and maintain an engaged user base could materially and adversely affect MMV’s long term growth and future financial performance.

MMV’s success and continued growth is driven by its highly engaged user base. MMV, and in particular the products under its Aotu World brand, has experienced support from its users since its market introduction. MMV’s users and fans support and also participate and contribute to the development of the Aotu World brand by generating a large volume of UGC. MMV retains users and attracts new users with its high- quality and entertaining content, and any failure by MMV to attract, maintain and engage its user base may affect the quality and quantity of UGC. MMV cannot assure you that it will sustain or continue to attract users in this age group as this generation of users matures and the consumer demand preference changes over time.

MMV also deploys specific strategies to encourage and promote UGC in order to elevate user participation to strengthen the user base. If MMV experiences a decline in the depth, breadth, quantity or quality of MMV’s content, or MMV’s strategies and user growth efforts turn out to be ineffective, MMV may not be able to attract more users effectively or may experience a decline in MMV’s user base. Currently, MMV primarily relies on and benefits from the user base it has accumulated. If MMV fails to attract, sustain and engage its user base, it could result in a reduction of purchase of MMV’s merchandise and in-game items, result in high customer acquisition cost, and other results which could materially and adversely affect MMV’s business, financial condition and results of operations.

MMV utilizes a free-to-play business model, which depends on players making optional in-game purchases for virtual items, and failure to monetize effectively through such revenue model may adversely affect MMV’s business.

MMV’s games are available to players free of charge, and MMV generates almost all of its gaming related revenues from voluntary in-game purchases made by players. Free-to-play model helps to attract wider range of audience and increase the potential paying users by lowering the initial cost to zero. Paying users usually spend money in MMV’s games because of the perceived value of the virtual items that MMV offers for purchase. The perceived value of these virtual items can be impacted by various actions that MMV takes in the games, such as offering discounts, giving away virtual items in promotions or providing easier non-paid means to secure such virtual items.

Furthermore, MMV has established game policies against unauthorized and inappropriate user behavior. For example, MMV does not allow gamers to sell or transfer virtual items or to exchange virtual items for any real-world asset. Virtual items offered in MMV’s games have no monetary value outside of its games. Nonetheless, some of MMV’s users or third parties sell or purchase MMV’s virtual items through unauthorized third parties in exchange for real money or other real-world assets. MMV generates no revenue from these unauthorized transactions and does not permit, or facilitate, these unauthorized transactions. Notwithstanding MMV’s measures and efforts to deter such behavior, MMV does not have effective controls over these unauthorized transactions. Any such unauthorized purchase and sale could impede MMV’s revenue and profit growth by reducing revenue from authorized transactions, creating downward pressure on the prices MMV charges for its virtual items, and increasing MMV’s costs associated with developing technological measures to curtail unauthorized transactions and responding to dissatisfied gamers.

If MMV fails to manage its game economies properly, players may be less likely to spend money in the games, which could have a material adverse effect on MMV’s business, financial condition and results of operations.

MMV’s new games may attract players away from MMV’s existing games, which may have a material adverse effect on our business, financial conditions, results of operations and prospects.

MMV’s new games may attract players away from MMV’s existing games and shrink the player base of MMV’s existing games, which could in turn make those existing games less attractive to other players, resulting in decreased revenue from MMV’s existing games. Players of MMV’s existing games may also spend less money purchasing virtual items in MMV’s existing games than they would have spent if they had continued playing MMV’s existing games without the introduction of new games. The occurrence of any of the above may have a material adverse effect on MMV’s business, financial condition, results of operations and prospects.

MMV may not be successful in developing new games, and if we are unable to effectively control our research and development costs, our results of operations may be materially and adversely affected.

MMV is currently operating and updating a live mobile game named Aotu World the Game, which was originally developed by a related party, and also developing new pipeline games internally. MMV cannot assure you that the live game it operates and updates will maintain its commercial value, nor the new games it develops will be commercially successful. MMV operates in a market characterized by rapidly developing technologies, evolving industry standards, frequent new game launches and updates and changing player preferences and demands. MMV’s ability to effectively monetize primarily depends on its ability to provide its users with game products with the art style, genre and gameplay that they love. Any failure on MMV’s part to act effectively in any of these areas may materially and adversely affect our business, financial condition and results of operations.

The seasonality of MMV’s business could exacerbate negative impacts on MMV’s operations.

MMV’s business is normally subject to seasonal variations based on the timings of animated series and mobile games releases. Release dates can be determined by several factors, including timing of vacation and holiday periods and competition in the market. Due to the construct of the user group of MMV’s brands and products, the growth of active users for mobile games tends to occur during school holidays, especially during the extended summer school breaks and lunar New Year holiday period. Similarly, spending by MMV’s active users for mobile games tends to increase during the same periods due to users’ extended gameplay time. These seasonal fluctuations tend to be consistent from year to year, but it affects MMV’s quarterly performance.

Also, revenues in MMV’s merchandise products business are influenced by both seasonal consumers purchasing behavior and the timing of animated series releases. Accordingly, if a short-term negative impact on MMV’s business occurs during a time of high seasonal demand, the effect could have a disproportionate effect on MMV’s results for the year.

MMV’s monetization scheme and lack of product diversification may not be able to sustain its business operation, monetization plan and future growth.

MMV generates a substantial portion of its revenue from its mobile game and merchandise sales. In 2021 and 2022, revenue from online mobile game and merchandise sales in total accounted for 61.7% and 52.8% of MMV’s revenue, respectively. At the current time, the games and merchandises marketed by MMV as well as the animation series and UGC are under its proprietary Aotu World brand. The monetization of this proprietary brand through mobile games and merchandise sales is only at the early stages. While the Aotu World brand is popular among its target audience and user group, the brand users may not respond to MMV’s further monetization of the brand with the same level of support, and may not increase their spending for expenditures related to gameplay or purchase additional brand merchandises. Therefore, MMV cannot assure you that the revenue generated under this single brand is sufficient to sustain its business operation, monetization, and future growth.

MMV relies on certain third-party service providers to provide services that are critical to MMV’s business, which exposes MMV to various risks that may materially and adversely affect MMV’s reputation, business, financial condition and results of operations.

MMV currently uses numerous third-party suppliers and service providers to provide services that are critical to MMV’s businesses. MMV have engaged third-party or related service providers to provide online payment for gameplay and merchandise purchase, content distribution, data support, cybersecurity and maintenance services and other services. MMV has limited control over the operations of such third-parties and any significant interruption in their operations may have an adverse impact on MMV’s operations.

For example, MMV relies on certain third parties to broadcast its animation series and distribute its mobile games, any interruption or deterioration of business relationship with these distributors may materially affect MMV’s business operation and financial results. This is significant as MMV relies on its animation series to promote its brand. In addition to television broadcastings, MMV broadcasts its animation series on various video platforms, and MMV continues to rely on these video platforms to promote its brand. In January and November 2019, and January 2022, MMV signed online broadcasting agreements with an affiliate of Bilibili Inc. for Bilibili’s exclusive online broadcasting of MMV’s Aotu World the Animation in the PRC. While MMV believes this exclusive strategic cooperation with Bilibili Inc. will enhance its brand reputation, MMV cannot assure you that this exclusive right will benefit its brand and sufficient to promote its brand in the long term. If this arrangement with Bilibili Inc. is unable to maintain or achieve greater viewership results, MMV’s brand may be affected. In addition, the damages in reputation or otherwise of MMV’s animation series may also affect the commercial appeal and financial results for other entertainment genres, such as its mobile game, under the same brand.

Furthermore, MMV generates a substantial portion of its revenue from the operation of its mobile game, and relies on certain application stores and other gaming platforms to promote and market its mobile games to its users. If MMV’s relationship with these application stores or gaming platforms deteriorates or is interrupted for any reason, these platforms may suspend or terminate their services to MMV. If such event occurs, MMV’s users may not have access or find an alternative method to access MMV’s mobile games, which may adversely affect MMV’s operation and financial results. In addition to providing hosting service to MMV’s mobile games, some of these application stores and gaming platforms may collect payments from users for certain in-game purchases. These application stores and gaming platforms revert the scheduled payments to MMV periodically. However, these application stores and gaming platforms, for any reason, may fail to provide payment to MMV or fail to do so in a timely manner. If such event occurs, MMV’s business operation, financial results, and in particular, its cash flow may be adversely affected.

If any third-party service provider breaches its obligations under the contractual arrangements to provide relevant service to MMV, or revert payment to MMV for products provided and services rendered, or refuses to renew these service agreements on terms acceptable to MMV, MMV may not be able to find a suitable alternative service provider. Similarly, any failure of or significant quality deterioration in such service provider’s service platform or system could materially and adversely affect MMV’s reputation, business, financial condition and results of operations.

MMV relies on third-party platforms to distribute MMV’s games and collect revenues generated on such platforms, any interruption of these platforms may cause adverse effect on MMV’s business.

MMV distributes its mobile games through the Apple App Store and various channels, including Android-based app stores and platforms, and its gross revenue generated from players is subject to revenue sharing to distribution channels and service fees to payment providers. Consequently, MMV’s prospects and expansion depend on MMV’s continued relationships with these providers, and any other emerging platform providers that are widely adopted by our target players. MMV and MMV’s distributors are subject to the standard terms and conditions of these platform providers for application developers, which govern the content, promotion, distribution, operation of games and other applications on their platforms, as well as the terms of the payment processing services provided by the platforms, and which the platform providers can change unilaterally with little or no notice. MMV’s business would be harmed if:

●	the platform providers discontinue or limit MMV or MMV’s distributors’ access to their platforms;

●	governments or private parties, such as internet providers, impose bandwidth restrictions or increase charges or restrict or prohibit access to those platforms;

●	the platforms increase the fees they charge MMV or MMV’s distributors;

●	the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies;

●	the platforms decline in popularity;

●	the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require MMV to modify MMV’s technology or update MMV’s games in order to ensure players can continue to access MMV’s games and content with ease;

●	the platforms elect or are required to change how they label free-to-play games or take payment for in- game purchases;

●	the platforms block or limit access to the genres of games that MMV or MMV’s distributors provide in any jurisdiction;

●	the platforms impose restrictions or spending caps or make it more difficult for players to make in- game purchases of virtual items;

●	the platforms change how the personal information of players is made available to developers or develop or expand their own competitive offerings; or

●	MMV or MMV’s distributors are unable to comply with the platform providers’ terms of service.

If MMV’s platform providers do not perform their obligations in accordance with MMV platform agreements, MMV could be adversely impacted.

In addition, if MMV does not adhere to the terms and conditions of its platform providers, the platform providers may take actions to limit the operations of, suspend or remove MMV’s games from the platform, and/or MMV may be exposed to liability or litigation.

If any events described above or similar to those described above were to occur on short-term or long-term basis, or if these third-party platforms experience issues that impact the ability of players to download or access MMV’s games, access social features, or make in-game purchases, they could have a material adverse effect on MMV’s brands and reputation, as well as MMV’s business, financial condition and results of operations.

MMV relies on third-party manufacturers for the production of its Aotu World brand merchandises, any interruption of the manufacturing process or distribution channel may materially hinder MMV’s merchandise sales.

MMV generates a substantial portion of its revenue primarily through merchandise sales. However, MMV does not possess the capacity to manufacture its line of products and does not intend to expand its operation to include such capability. Therefore, MMV relies on business partners to manufacture its products. If MMV’s manufacturers are unable to manufacture the Aotu World brand products to meet the quality standard demanded by its consumers or mandated by law, MMV’s reputation and brand recognition may suffer as a result. In addition, if MMV’s manufacturers are unable to delivers the goods in a timely manner, MMV’s revenue for merchandise sales may be adversely affected.

Furthermore, MMV currently conducts its merchandise sales through online vendor platforms and offline distribution channels. MMV cannot assure you that any increase in distribution channels will ultimately increase the sales of its merchandise. Any interruption of MMV’s current distribution channel or the failure to expand its distribution capacity at a profitable level may have a material and adverse effect on MMV’s merchandise sales and revenue generation.

In addition, online vendors and offline distributors often collect and hold payments for merchandise sales on behalf of MMV. MMV cannot assure you that these vendors and distributors will perform its obligation under the commercial agreements or provide payment to MMV in a timely manner or at all. If the vendors or distributors breach their obligations to make payment, the financial shortfall may adversely affect MMV’s financial operation.

MMV may not be able to protect its proprietary brand and intellectual property, and as a result, its business, financial condition, and results of operations may be adversely impacted.

MMV relies on a combination of copyright, patent, trademark, technical knowhow, domain name, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect MMV’s intellectual properties and brand. MMV also prides itself to be an open-source company that encourages UGC development and has made its proprietary brand, related supporting technical knowhow, and other IP supports available to its users for the creation of UGC content. However, the use of its proprietary brand by the UGC creators are limited to non-commercial use only, and any commercial development using MMV’s proprietary brand and IP requires further commercial negotiation with MMV in order to protect MMV’s commercial interests. While MMV actively monitors the UGC, it cannot assure you that MMV will sufficiently protect its proprietary brand due to the large volume of UGC created and the breadth of the internet and virtual world.

Furthermore, MMV has observed incidents of counterfeited Aotu World brand merchandises or the unauthorized manufacturing and online sales of Aotu World products. While MMV actively monitors the unauthorized sales of its merchandise online, it does not have the capacity to monitor unauthorized sales by offline merchants, and cannot assure you that its online monitoring will sufficiently protect its merchandise sales from infringement. If MMV is unable to protect its brand merchandise sales, its business, financial condition, and results of operations may be adversely impacted.

MMV also strives to broaden its content offering and growth through developing additional proprietary brands and investing in technology. However, there can be no assurance that (i) MMV’s pending applications for intellectual property rights will be approved, (ii) all of MMV’s intellectual property rights will be adequately protected, or (iii) MMV’s intellectual property rights will not be challenged by third-parties or found by a judicial authority to be invalid or unenforceable. Third-parties may also take the position that MMV is infringing their rights, and MMV may not be successful in defending these claims. Additionally, MMV may not be able to enforce and defend its proprietary rights or prevent infringement or misappropriation, without substantial expense to MMV and a significant diversion of management time and attention from business strategy.

Protection of intellectual property rights in China may not be as effective as in other jurisdictions, and, as a result, MMV may not be able to adequately protect its intellectual property rights, which could adversely affect its business and competitive position. These violations of intellectual property rights, whether or not successfully defended, may also discourage content creation. In addition, any unauthorized use of MMV’s intellectual properties by third-parties may adversely affect MMV’s business and reputation. MMV’s content, in particular its animation series, may be potentially subject to unauthorized copying and illegal digital dissemination without an economic return. MMV adopts a variety of measures to mitigate such risks, including by litigation and through technology measures. However, MMV cannot assure you that such measures will be effective in protecting its right against unfair competition, defamation or other rights associated with the use of MMV’s intellectual property.

In addition, while MMV typically requires its employees, consultants, contractors and UGC creators who may be involved in the development of intellectual properties to execute agreements assigning such intellectual properties, MMV may be unsuccessful in executing such an agreement with each party who in fact develops intellectual properties that MMV views as its own. In addition, such agreements may not be self- executing such that the intellectual properties subject to such agreements may not be assigned to MMV without additional assignments being executed, and MMV may fail to obtain such assignments. In addition, such agreements may be breached. Accordingly, MMV may be forced to bring claims against third-parties, or defend claims that they may bring against MMV related to the ownership of such intellectual properties.

Furthermore, managing or preventing unauthorized use of intellectual properties is difficult and expensive, and MMV may need to resort to legal proceedings to enforce or defend intellectual properties or to determine the enforceability, scope and validity of MMV’s proprietary rights or those of others. Such litigation or proceedings and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention.

Shanghai Jupiter and Gaea Mobile Limited (“Gaea Mobile”), a related party of MMV in Hong Kong, signed an “Aotu World License Agreement” () on 1 January 2020 and a supplementary agreement on 1 July 2021 to grant Gaea Mobile exclusive rights to publish and operate Aotu World the Game in regions outside of Mainland China (excluding Hong Kong, Macau and Taiwan) which may involve possible intellectual property risks from Gaea Mobile’s commercialization rights, potential disputes arising from Gaea Mobile’s free use of trademark in relation to mobile game LOGO and ICON, and other unpredictable effects due to uncertainties arising from long time authorization of the Aotu World License Agreement.

MMV has been, and may continue to be, subject to claims and allegations relating to intellectual property and other causes.

MMV’s success depends largely on MMV’s ability to utilize its technology to create and develop proprietary brands as the source for animation and gaming entertainment. Companies in the internet, technology, and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks, know-how, and trade secrets, and they are frequently involved in litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights, such as trademark and copyrights. There may be patents issued or pending that are held by others that cover significant aspects of MMV’s technologies, products, or services, and such third-parties may attempt to enforce such rights against MMV. Although MMV has set up screening processes to try to filter out content that is subject to claims of copyright or other intellectual property protection, MMV may not be able to identify, remove, or disable all potentially infringing content that may exist. As a result, third-parties may take action and file claims against MMV if they believe that certain content available in MMV’s community violates their copyrights or other intellectual property rights.

MMV may from time to time receive claims that MMV infringes the intellectual property rights of others. Moreover, MMV may be subject to claims by third-parties who maintain that MMV’s service providers’ technology infringes third-party’s intellectual property rights. If MMV fails to successfully defend against such claim or does not prevail in such litigation, it could be required to modify, redesign or cease operating the games, pay monetary amounts as damages or enter into royalty or licensing arrangements with the valid intellectual property holders. Any royalty or licensing arrangements that MMV may seek in such circumstances may not be available to it on commercially reasonable terms or at all. Also, if MMV acquires technology licenses from third parties, MMV’s exposure to infringement actions may increase because MMV must rely upon these third parties to verify the origin and ownership of such technology. This exposure to liability could result in disruptions in MMV’s business that could materially and adversely affect MMV’s results of operations.

Some of MMV’s employees were previously employed at other companies, including MMV’s competitors. MMV may hire additional personnel to expand its development team and technical support team as its business grows. To the extent these employees were involved in the development of content or technology similar to MMV’s at their former employers, MMV may become subject to claims that these employees or MMV has appropriated these employees’ former employers’ proprietary information or intellectual properties. If MMV fails to successfully defend such claims against itself, MMV may be exposed to liabilities which could have a material adverse effect on the Group’s business.

MMV is currently not a party to any material legal or administrative proceedings but is subject to legal or administrative actions for defamation, negligence, copyright and trademark infringement, unfair competition, breach of service terms, or other purported injuries resulting from the content MMV provides or the nature of MMV’s services. Such legal and administrative actions, with or without merits, may be expensive and time-consuming and may result in significant diversion of resources and management attention from MMV’s business operations. Furthermore, such legal or administrative actions may adversely affect MMV’s brand image and reputation.

MMV’s business generates and processes a large amount of data, and the improper use or disclosure of such data may harm MMV’s reputation and business.

MMV’s business generates and processes a large quantity of personal, transaction, demographic and behavioral data. MMV faces risks inherent in handling large volumes of data and in protecting the security of such data, including those relating to:

●	protecting the data in and hosted on MMV’s system, including against attacks on MMV’s system by outside parties or fraudulent behavior by MMV’s employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

MMV is subject to the laws and regulations of the PRC and other countries and regions relating to the collection, use, retention, security and transfer of personally identifiable information with respect to MMV’s customers and employees. These laws continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause MMV to incur substantial costs or require MMV to change its business practices. Any failure, or perceived failure, by MMV to comply with any privacy policies or regulatory requirements or privacy-protection-related laws, rules and regulations could result in proceedings or actions against MMV by government authorities or others. These proceedings or actions may subject MMV to significant penalties and result in negative publicity, require MMV to change its business practices, increase its costs and severely disrupt its business.

In addition, the secure transmission of confidential information, such as users’ debit and credit card numbers and expiration dates, billing addresses and other personal information, over public networks, including MMV’s websites and games, is essential for maintaining user confidence. MMV does not have control over the security measures of its third-party payment channel partners, and their security measures may not be adequate. MMV could be exposed to litigation and possible liability if MMV fails to safeguard confidential user information, which could harm MMV’s reputation and its ability to attract or retain users, and may materially and adversely affect MMV’s business.

If content in MMV’s online UGC community is found to be objectionable or in violation of any PRC laws or regulations, MMV may be subject to administrative actions or negative publicity.

Content in MMV’s UGC community may draw social attention, which may cause controversies. Moreover, the PRC government and regulatory authorities have adopted regulations governing content and information over the internet. Under these regulations, internet content providers are prohibited from posting, reproducing, transmitting, or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent, or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. The PRC government and regulatory authorities strengthen the regulation on internet content from time to time. For example, the PRC Cybersecurity Law, which took effect on June 1, 2017, provides that, among other things, a network operator must keep record of and report any instances of public dissemination of prohibited content and failure to do so may result in revocation of its Value-Added Telecommunications Business Operating License and termination of business. With respect to audio-visual and live streaming content, the Circular on Issues Concerning Strengthening the Administration of Online Live Streaming of Audio-Visual Programs requires online audio-visual live streaming service providers to monitor the living streaming content, and to have an established emergency reaction plan to replace content that violates PRC laws and regulations. The Administrative Regulations on Online Live Streaming Services requires online live streaming service providers to establish review platforms for live streaming content. In addition, the Administrative Provisions on Online Audio-Visual Information Services provides that online audio-visual information service providers are the principals responsible for managing the security of information content, and should establish and improve their internal policies on user registration, scrutiny of information publication, and information security management, and that they must report users’ production, publication, and dissemination of prohibited content. Moreover, the Regulations on Administration of Network Short Video Platforms requires that all short videos to be reviewed before being broadcasted. Any failure to comply with the aforementioned regulations may cause negative publicity and subject MMV to fines or other penalties, which could materially and adversely affect MMV’s business, reputation, and results of operations.

MMV cannot assure you that MMV can identify all objectionable or illicit content due to the large amount of content uploaded by MMV’s users every day. Failure to identify and prevent illegal or inappropriate content from being uploaded to MMV’s community may subject MMV to negative publicity or liability, such as limiting the dissemination of content, and suspension or removal of its contents from various distribution channels.

Laws and rules, governmental or judicial interpretations, and implementations may change in a manner that could render MMV’s current efforts insufficient. If government actions or sanctions are brought or pending against MMV, or if there is publicity that government actions or sanctions have been brought or otherwise are pending against MMV, its reputation and brand image could be harmed, MMV may lose users and business partners, and MMV’s revenue and results of operation may be materially and adversely affected.

Many of MMV’s products and services utilize open source software, which may pose particular risks to MMV’s proprietary software, products, and services in a manner that negatively affects MMV’s business.

MMV uses open source software in its products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on MMV’s ability to provide or distribute MMV’s products or services. Additionally, MMV may face claims from third-parties claiming ownership of, or demanding release of, the open source software or derivative works that MMV developed using such software.

These claims could result in litigation and could require MMV to make MMV’s software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until MMV can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and MMV may not be able to complete it successfully.

Certain data and information in this annual report relied on MMV were obtained from third- party data and polls. These metrics were not independently verified by MMV and may not be accurate.

Certain numbers and information in this annual report were obtained and provided from numerous sources including management data, third-party data or numbers generally estimated by calculating the number of followers, times viewed, and search results hits for Aotu World to generally assess its popularity and user base support. These metrics were not independently verified. Such databases, third party information, and calculations may not accurately reflect actual statistics or numbers and MMV does not have access to specific rating numbers and has not been afforded the ability to systematically monitor viewership numbers on online platforms. Similarly, any statistical data in any third-party publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

Furthermore, MMV monitors the number of registered users of Aotu World the Game, it has not implemented any criteria to measure and distinguish active users among the aggregate registered players. MMV has not independently verified the databases and information contained in such third-party publications and reports which may not accurately reflect actual statistics or numbers. Such data may differ from estimates or similarly titled metrics published by other third parties due to differences in methodology and assumptions, technical errors and other inherent challenges in measuring such data and information. For example, certain users may register multiple user accounts, or there could be dummy device accounts or simulator accounts, which may skew the accuracy of the number of users on MMV’s platform. Furthermore, the top-up amounts recorded by MMV may not accurately reflect the actual top-up statistics due to the use of coupons, refunds, bad debts and different statistical periods. Therefore, MMV cannot guarantee that the user base or top-up amounts related statistics reported in this annual report fully and accurately present MMV’s actual user base or top-up amounts statistics.

MMV believes that the data and information, and reports contained therein is generally believed to be reliable, but MMV does not guarantee the accuracy and completeness of such information.

MMV relies on third-party online payment channels for payment collection. Any interruption of their services or unintended leakage of confidential information may materially and adversely affect our reputation and business.

MMV relies on major third-party payment channels, such as Alipay and WeChat Pay, to facilitate and collect game players’ payment for in-game virtual items and end customers’ payment for merchandise. MMV is subject to various risks and uncertainties associated with these third-party online payment channels. Any interruption in their payment services could adversely affect MMV’s payment collection, and in turn, its revenue.

In all online payment transactions through third-party payment channels, secured transmission of consumers’ confidential information, including credit card and bank account numbers, personal information and billing addresses, over public networks, is essential for maintaining consumer confidence. MMV does not have control over the security measures of the third-party payment channels, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. MMV could be exposed to litigation and potential liabilities if MMV fails to safeguard consumers’ confidential information, which could harm MMV’s reputation and its ability to attract or retain consumers and may have a material adverse effect on its business.

Furthermore, MMV’s payment channels are subject to various laws and regulations regulating electronic funds transfers and virtual currencies, which could change or be reinterpreted in a way that will adversely affect their compliance. If MMV’s payment channels experience any non-compliance incidents, they may be subject to fines and higher transaction fees and even lose their ability to accept online payments from MMV’s consumers, which in turn would materially and adversely affect MMV’s ability to monetize our game player base.

MMV has incurred significant losses historically and may continue to experience significant losses in the future.

For the years ended December 31, 2021 and 2022, Legacy MMV incurred net loss of US$32.7 million and US$12.8 million, respectively. MMV cannot assure you that MMV will be able to generate profits or positive operating cash flow in the future. MMV’s ability to achieve profitability and positive operating cash flow principally depends on its ability to further expand MMV’s user base and increase its revenue, but MMV cannot assure you that MMV’s user base will continue to maintain the growth momentum. MMV also needs to continue enhancing its monetization to increase MMV’s revenue. MMV may experience losses and negative operating cash flow in the future due to its continued spending in product development, M&A and investments in technology. In addition, MMV’s ability to achieve and sustain profitability is affected by various factors, some of which are beyond MMV’s control, such as changes in macroeconomic conditions or competitive dynamics in the industry. If MMV cannot effectively maintain or achieve revenue growth at scale, or is unable to maintain and enhance MMV’s profitability and liquidity, MMV’s business, financial condition, and results of operations may be materially and adversely affected.

MMV has a substantial amount of indebtedness and other liabilities and is exposed to liquidity constraints, which could make it difficult to obtain additional financing on favorable terms or at all and could adversely affect its financial condition, results of operations, and ability to repay its debts.

MMV has incurred a substantial amount of debts to finance its brand and product development, infrastructure investment, and other operational expenses. Legacy MMV had working capital (defined as total current assets deducted by total current liabilities) deficits of US$1.3 million and surplus of US$1.1 million, as of December 31, 2021 and 2022, respectively. Legacy MMV had total shareholders’ deficit of US$10.0 million and US$17.4 million, as of December 31, 2021 and 2022, respectively. Historically, MMV has not been profitable nor generated positive net operating cash flows. As of December 31, 2022, Legacy MMV had US$13.6 million loans and accrued interests due to its major shareholders and other related parties, and US$5.8 million trading and other amounts due to its related parties affiliated to its major shareholders. MMV may resort to additional financing such as obtaining additional loans from financial institutions. If MMV is unable to obtain financing on favorable terms, it could hamper MMV’s ability to obtain financing and meets its principal and interest payment obligations to its creditors. As a result, MMV may be exposed to liquidity constraints. In order to provide additional liquidity to its operations, MMV could be forced to reduce its planned capital expenditures, implement austerity measures, and/or sell additional non- strategic assets in order to raise funds. A reduction in its capital expenditure program could adversely affect its financial condition and results of operations, in particular, MMV’s ability to achieve its anticipated growth or even maintain the operations of its current spaces.

In addition, as a holding company, MMV may rely on dividends and other distributions on equity paid by its subsidiaries, including WFOE and other subsidiaries based in the PRC for its cash and financing requirements. If WFOE or any other subsidiaries in PRC incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to MMV. Current PRC regulations permit WFOE to pay dividends to MMV through the Hong Kong Subsidiary only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. MMV is permitted under the laws of British Virgin Islands to provide funding to its subsidiaries in Hong Kong and mainland China through loans or capital contributions without restrictions on the amount of the funds. Hong Kong Subsidiary is also permitted under the laws of Hong Kong SAR to provide funding to MMV through dividend distributions without restrictions on the amount of the funds. As of the date of this annual report, MMV has not transferred funds to the WFOE. In the future, however, cash proceeds raised from overseas financing activities, including the Business Combination, may be transferred by MMV to the WFOE via capital contribution or shareholder loans. As of the date of this annual report, there have not been any such dividends or other distributions from WFOE to the Hong Kong Subsidiary. In addition, none of MMV’s subsidiaries have ever issued any dividends or distributions to MMV or their respective shareholders outside of China. As of the date of this annual report, Shanghai Jupiter has not remitted any services fees to the WFOE.

Failure to comply with the terms of MMV’s indebtedness could result in default, which could have an adverse effect on MMV’s cash flow and liquidity.

MMV may from time to time enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict MMV’s business and operations. If MMV breaches any of these covenants, including the failure to maintain certain financial ratios, MMV’s lenders may be entitled to accelerate MMV’s debt obligations. Any default under the credit facility could result in the repayment of these loans prior to maturity as well as the inability to obtain additional financing, which in turn may have a material adverse effect on MMV’s cash flow and liquidity.

MMV has recorded negative cash flows from operating activities historically and may experience significant cash outflows or has net current liabilities in the future.

MMV has experienced significant cash outflow from operating activities historically. Legacy MMV had net cash used in operating activities of US$5.5 million and US$5.0 million for the years of 2021 and 2022, respectively. The cost of continuing operations could further reduce MMV’s cash position, and an increase in MMV’s net cash outflow from operating activities could adversely affect MMV’s operations by reducing the amount of cash available for its operations and business expansion.

Failure to generate positive cash flows from operations may adversely affect MMV’s ability to raise capital for its business expansion. It may also diminish the willingness of business partners to enter into transactions with MMV, and have other adverse effects that harm MMV’s long-term viability.

Legacy MMV had net current liabilities for years ended December 31, 2021. Net current liabilities expose MMV to liquidity risk. MMV has satisfied its liquidity requirements primarily through equity financing activities and loans from its shareholders. Such financing might not be available to MMV in a timely manner or on terms that are acceptable, or at all.

MMV’s business will require significant amount of working capital to support its growth. MMV’s future liquidity and ability to make additional capital investments will depend primarily on its ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that MMV will be able to renew existing bank facilities or obtain equity or other sources of financing.

MMV may not be able to manage its growth effectively, which may compromise the success of its business.

MMV has experienced rapid growth since its inception. The success of MMV’s business largely depends on its ability to effectively maintain MMV’s user and revenue growth. MMV attracts and retains users with quality entertainment content. As MMV further expands its business, it may face challenges related to the expansion of its brand, products, services, employees and other resources. To address these challenges, MMV needs to expand company infrastructure, technological capabilities, and employee support to scale.

MMV cannot assure you that its existent infrastructure and resources will be adequate to support MMV’s expanding business operations, or its continuous expansion of company infrastructure will generate the same level of efficiency to sustain its business expansion. If MMV fails to manage its expansion effectively, MMV’s business, financial condition, results of operations, and prospects may be materially and adversely affected.

MMV requires a significant amount of capital to fund its operations and growth. If MMV cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.

MMV requires a significant amount of capital and resources for its operations and continued growth. MMV expects to make significant investments to funds its brand development and M&A activities to broaden its content offerings, which may significantly increase MMV’s net cash used in operating activities. In addition, MMV will continue to invest in its Core Platform and supporting technology, which are fundamental to MMV’s business operation and future growth. However, MMV cannot assure you that these investments will generate the optimal returns, if at all. To date, MMV has historically funded its cash requirements primarily through capital contributions from its shareholders and short-term or long-term borrowings. If these resources are insufficient to satisfy MMV’s cash requirements, MMV may seek to raise funds through additional equity offering or debt financing or additional bank facilities. MMV’s ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to its future business development, financial condition, and results of operations, general market conditions for financing activities by companies in its industry, and macro-economic and other conditions in China and globally. If MMV cannot obtain sufficient capital on acceptable terms to meet its capital needs, MMV may not be able to execute its growth strategies, and MMV’s business, financial condition, and prospects may be materially and adversely affected.

A severe or prolonged economic slowdown in the Chinese or global economy could materially and adversely affect MMV’s business, financial condition and results of operations.

The global macroeconomic environment is facing challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect MMV’s business, results of operations, and financial condition.

The rise in political tensions, particularly between the United States and China, may adversely impact MMV’s business, financial condition, and results of operations.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what the U.S. characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting MMV’s business operation and M&A activities, financial condition, and results of operations.

Legal or regulatory restriction could adversely impact MMV’s business and limit the growth of MMV’s operations.

There is significant opposition in some jurisdictions, including in China, to interactive social gaming. In September 2018, the World Health Organization added “gaming disorder” to the International Classification of Diseases, defining the disorder as a pattern of behavior characterized by impaired control over gaming and an increase in the priority of gaming over other interests and daily activities. Additionally, the public has become increasingly concerned with the amount of time spent using phones, tablets and computers per day, and these concerns have increased as people spend more time at home and on their devices over the course of the stay-at-home orders caused by the COVID-19 pandemic. Such opposition could lead these jurisdictions, including China, to adopt legislation or impose a regulatory framework to govern interactive social gaming specifically. These could result in a prohibition on interactive social gaming altogether, restrict MMV’s ability to advertise its games, or substantially increase its costs to comply with these regulations, all of which could have an adverse effect on MMV’s results of operations, cash flows and financial condition. MMV cannot predict the likelihood, timing, scope or terms of any such legislation or regulation or the extent to which they may affect MMV’s business.

Consumer protection concerns regarding games have been raised in the past and may again be raised in the future. These concerns include but are not limited to: (i) methods to limit the ability of children to make in- game purchases, and (ii) a concern that mobile game companies are using big data and advanced technology to predict and target “vulnerable” users who may spend significant time and money on mobile games in lieu of other activities. Such concerns could lead to increased scrutiny over the manner in which MMV’s games are designed, developed, distributed and presented. MMV cannot predict the likelihood, timing or scope of any concern reaching a level that will impact our business, or whether MMV would suffer any adverse impacts to its results of operations, cash flows and financial condition.

Furthermore, China has established numerous laws and regulations with respect to the anti-addiction aspect in the gaming industry. Please refer to “— Risks Related to Doing Business in China — The PRC laws regulating the playing time of online games and the age of users playing them may adversely affect MMV’s business and operations.” for more details. The scope and interpretation of these PRC laws that are or may be applicable to the gaming industry are uncertain and may be conflicting. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with the gaming industry’s current practices and could have an adverse effect on MMV’s business, financial condition, results of operations and growth prospects.

MMV has engaged in transactions with related parties, and such transactions present potential conflicts of interest that could have an adverse effect on its business and results of operations.

MMV has entered into a number of transactions with related parties. MMV may in the future enter into additional transactions with its related parties. Interests of these related parties may not necessarily be aligned with MMV’s interests and the interests of its other shareholders. For example, conflicts of interest may arise in connection with decisions regarding the transaction arrangements which may be less favorable to MMV than similar arrangements negotiated with unaffiliated third- parties. Conflicts of interest may also arise in connection with the exercise of contractual remedies, such as the treatment of events of default. As a result, those related party transactions, individually or in the aggregate, may have an adverse effect on MMV’s business and results of operations.

MMV faces risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt its operations.

MMV’s business could be adversely affected by the effects of epidemics. The COVID-19 pandemic has caused, and may continue to cause, MMV and its business partners to implement adjustment of work arrangements enabling employees to work from home and collaborate remotely. MMV have taken measures in accordance with regulatory policies to reduce the negative impact of the COVID-19 pandemic. However, MMV might still be subject to related impact, such as travel restrictions and delay or cancelation in MMV’s events. As a result, MMV’s business, financial condition, and results of operations have been adversely affected. The extent to which the COVID-19 pandemic affects MMV’s operations and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus, such as the availability of effective vaccines or cure, among others.

In recent years, there have been other breakouts of epidemics in China and globally. MMV’s operations could be disrupted if one of MMV’s employees is suspected of having H1N1 flu, avian flu, or another epidemic, since it could require MMV’s employees to be quarantined and/or MMV’s offices to be disinfected. In addition, MMV’s results of operations could be adversely affected to the extent that the outbreak harms the PRC economy and the global industry in general.

MMV is also vulnerable to natural disasters and other calamities. Although MMV have servers that are hosted in an offsite location, MMV’s backup system does not capture data on a real-time basis and MMV may be unable to recover certain data in the event of a server failure. MMV cannot assure you that any backup systems will be adequate to protect MMV from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect MMV’s ability to provide services.

Any future outbreak of contagious diseases, extreme unexpected bad weather or natural disasters would adversely affect MMV’s offline events. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, the offline events operated by us may be canceled or delayed. Government advice regarding, or restrictions on, holding offline events, in the event of an outbreak of any contagious disease or occurrence of natural disasters may have a material adverse effect on MMV’s business and operating results.

MMV may not effectively identify, pursue and consummate strategic alliances, investments or acquisitions.

Broadening of content offering by way of M&A and other investment channels may be one of MMV’s business strategy. MMV may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisitions, investments or alliance candidates. These transactions could be material to MMV’s financial condition and results of operations if consummated. MMV cannot guarantee that it may be able to identify suitable strategic alliances, investment or acquisition opportunities. Even when MMV identifies an appropriate acquisition or investment target, it may not be able to negotiate the terms of the acquisition or investment successfully, obtain financing for the proposed transaction, or integrate the relevant businesses into its existing business and operations. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from MMV’s normal daily operations;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which MMV have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase MMV’s risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to MMV’s ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

There may also be particular complexities, regulatory, commercial or otherwise, associated with MMV’s expansion into new markets imposed by regulatory agencies in PRC and in the target jurisdiction. Acquisitions by operating entities in the PRC are subject to review by PRC regulatory agencies such as the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or MOFCOM. The PRC regulatory agencies may not approve MMV’s investments or acquisition even if MMV is able to reach an agreement with respect to the commercial terms. The PRC regulatory agencies may not provide a reason regarding their decision to prohibit MMV’s investment proposal or afford MMV the opportunity to take curative measures to seek subsequent approval from these agencies. In addition to restrictions imposed by the PRC regulatory agencies, regulatory agencies in the target territories may also impose restrictions that may prohibit MMV’s investment or acquisition in these territories.

Even if the transaction is consummated, MMV may only have limited control over the companies in which it only has minority stake, it cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Non-compliance of regulatory requirements by MMV’s investees may cause substantial harm to MMV’s reputations and the value of MMV’s investment. If MMV is unable to effectively address these challenges, its ability to execute acquisitions as a component of its long-term strategy will be impaired, which could have an adverse effect on its growth. As a result of the above, MMV’s strategies may not be successfully implemented beyond the current markets.

Investments and acquisitions present financial, managerial and operational challenges, including difficulty in integrating MMV’s operations with businesses MMV acquires or in which MMV invests, potential disruption of MMV’s ongoing business and distraction of management attention and risks associated with offering new products and services or entering additional markets. MMV has limited experience in making acquisitions and investments, and may fail to generate sufficient revenue or other value to justify MMV’s investments in potential targets. MMV’s users may not respond favorably to its new products and services obtained through acquisition and partnership, which could damage its brand reputation and adversely affect its business.

MMV may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit MMV’s business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. Any investment might not achieve the synergies, operational or financial benefits it expects and may adversely impact MMV’s operating results. In addition, MMV cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance, or prove to be profitable.

MMV’s business is subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to MMV’s business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm MMV’s business.

MMV collects personal data from MMV’s users in order to better understand MMV’s users and their needs. Concerns about the collection, use, disclosure, processing, or security of personal information or other privacy-related matters, even for those without merit, could damage MMV’s reputation, cause MMV to lose users, and adversely affect MMV’s business and results of operations. MMV is required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cybersecurity Law, to ensure the confidentiality, integrity, and availability of the information of MMV’s users, advertising customers, and third-party content providers, which is also essential to maintaining their confidence in MMV’s services. However, the interpretation and implementation of such laws in China and elsewhere are often uncertain and in flux.

In November 2016, the Standing Committee of the PRC National People’s Congress promulgated the PRC Cybersecurity Law, which provides that network operators must meets their cybersecurity obligations and must take technical measures and other necessary measures to protect the safety and stability of their networks. The PRC Cybersecurity Law is relatively new and subject to interpretation by the regulator. MMV collects certain user information which mainly includes some registered consumers’ name, address, mobile phone number, birthday date, in the course of its business operation for the purpose of member registration and mailing of merchandises. Although MMV only gains access to minimal user information that is necessary for, and relevant to, the services provided to meet the obligations mandated by law, the data MMV obtains and uses may be deemed as “personal information” under the PRC Cybersecurity Law and related data privacy and protection laws and regulations.

While MMV takes measures to comply with all applicable data privacy and protection laws and regulations, MMV cannot guarantee the effectiveness of the measures undertaken by MMV and its business partners. The activities of third-parties, such as MMV’s users, merchants, brands, third-party data processor, and other business partners are beyond MMV’s control. If any of these parties violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with MMV, or if any of MMV’s employees fails to comply with MMV’s internal control measures and misuses the information, MMV may be subject to regulatory actions. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of MMV’s business partners to do so, or any failure or perceived failure of MMV’s employees to comply with MMV’s internal control measures, may result in negative publicity and legal proceedings or regulatory actions against MMV, and could damage MMV’s reputation, discourage current and potential users and business partners from using MMV’s services, and subject MMV to claims, fines, suspension of relevant operations, revocation of licenses, or other damages, which could have a material adverse effect on MMV’s business and results of operations.

New laws or regulations concerning data protection, or the interpretation and implementation of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with MMV’s practices. The introduction of new products or other actions that MMV may take may subject MMV to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause MMV to incur substantial costs or require MMV to change its business practices in a manner materially adverse to MMV’s business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering MMV’s services. MMV conducts all of its business through the operation of its subsidiaries in the PRC and VIEs. If the VIE structure and the series of agreements executed under the VIE arrangement are terminated or become invalid or illegal as a result of the new rules, MMV cannot exercise any contractual control over MMV’s subsidiaries in the PRC.

Any compromise of the cybersecurity of MMV’s online community could materially and adversely affect MMV’s business, operations, and reputation.

MMV’s products and services involve the storage and transmission of users’ and other customers’ information, and security breaches or vulnerabilities affecting MMV’s or MMV’s vendors’ technology, products, and systems could expose MMV to a risk of loss of this information, litigation, and potential liability. MMV experiences cyber-attacks of varying degrees from time to time, and MMV has been able to rectify attacks without significant impact to MMV’s operations in the past. MMV uses third-party technology and systems for a variety of reasons, such as data storage and transmission, cloud services, and other functions. Some of such systems have experienced past security breaches, and, although they did not have a material adverse effect on MMV’s operating results, MMV cannot assure you a similar result in the future. MMV’s security measures may also be breached due to employee error, malfeasance, or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users, or other customers to disclose sensitive information in order to gain access to MMV’s data or MMV’s users’ or other customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable, or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, MMV may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of MMV’s security occurs, the market perception of the effectiveness of MMV’s security measures could be harmed, MMV could lose users and other customers, and may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could materially and adversely affect MMV’s business, reputation, and results of operations.

Any significant disruption to MMV’s technology infrastructure or MMV’s failure to maintain the satisfactory performance, security, and integrity of MMV’s technology infrastructure would adversely affect user experience and harm MMV’s reputation.

MMV’s ability to provide users with high-quality experience depends on the continuous and reliable operation of its technology infrastructure, the failure of which may significantly impair MMV’s user experience. Disruptions, failures, or unscheduled service interruptions could hurt MMV’s reputation, ability to operate its business, retain existing users and attract new users. MMV’s technology infrastructure are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking, and other attempts to harm MMV’s systems. These interruptions may be due to unforeseen events that are beyond MMV’s control or the control of MMV’s third-party service providers. MMV has experienced general intermittent interruptions in the past, and may continue to experience similar interruptions in the future despite MMV’s continuous efforts to improve MMV’s technology infrastructure. Since MMV hosts MMV’s servers at third-party internet data centers, any natural disaster or unexpected closure of internet data centers operated by third-party providers may result in lengthy service interruptions. The proper functioning of MMV’s technology is essential to MMV’s business. If MMV experiences frequent or persistent service disruptions, whether caused by failures of MMV’s own systems or those of third-party service providers, its users’ experience may be negatively affected, which in turn, may materially and adversely affect MMV’s reputation. MMV cannot assure you that MMV will be successful in minimizing the frequency or duration of service interruptions.

Undetected programming or system errors or defects in MMV’s games could harm MMV’s reputation and materially and adversely affect MMV’s business.

MMV’s mobile games are subject to frequent improvement and updates and may contain bugs or flaws that may become apparent only after the updated apps are accessed by gamers. From time to time, gamers may inform MMV of programming bugs or flaws affecting their experience, which MMV may not be able to resolve in a timely manner. As a result, MMV may lose gamers, and MMV’s reputation and market acceptance of MMV’s games may also suffer, therefore adversely affecting MMV’s business.

MMV’s mobile app and internal systems rely on software, including software developed or maintained internally and/or by third parties. In addition, MMV’s mobile app and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which MMV relies in the past has contained, and may now or in the future contain, undetected programming errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which MMV relies may result in a negative experience for users using MMV’s mobile app, delay introductions of new features or enhancements, result in errors or compromise MMV’s ability to protect the data of its users and/or its intellectual property or lead to reductions in its ability to provide some or all of its services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which MMV relies, and any associated degradations or interruptions of service, could result in harm to MMV’s reputation and loss of users, which could adversely affect MMV’s business, financial condition and operation results.

Restrictions on virtual currency and virtual items may adversely affect our current business model.

MMV’s mobile game revenue is mainly derived from sales of in-game virtual items, which are regulated pursuant to the PRC laws and regulations on virtual currency of online games. The Notice on Strengthening Administration of Virtual Currency of Online Games (), which was jointly issued by the Ministry of Culture, or MOC, and the MOFCOM in 2009, have imposed various restrictions on virtual currency, and requirements and obligations on online game operators with respect to the virtual currency used in their games, including (i) virtual currency may only be provided to users in exchange for payment in legal currency and may be only used to pay for virtual items and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (ii) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; and (iii) companies involved with virtual currency in China must be issuers or trading platforms, and may not operate simultaneously as both issuers and trading platforms. MMV is required to tailor its business model carefully, in order to comply with the PRC laws and regulations, including the foregoing notice. Failure to do so may result in an adverse impact on our business and results of operations.

Uncertainties in the law or regulation that govern virtual asset property rights and the liabilities that may be imposed on online game operators for virtual assets could have a material and adverse effect on MMV’s business and operations.

MMV believes that virtual assets are valued by MMV’s users, particularly long-term users. However, on occasion, such assets can be lost if, for example, a user’s identity is stolen by another user or MMV experiences a system error or crash. Other than the Civil Code of the PRC (《中华人民共和国民法典》), which was passed by the PRC National People’s Congress on May 28, 2020 and took effect on January 1, 2021, and prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the Chinese government has not yet enacted any specific laws regarding virtual property rights. Accordingly, MMV has no basis to determine what the legal rights are, if any, associated with virtual assets and what liabilities MMV could be exposed to for the loss or destruction of virtual assets. In case of a loss of virtual assets, MMV may be sued by MMV’s users and held liable for damages, which may negatively affect MMV’s reputation and business, financial condition and results of operations. MMV has not been involved in any virtual assets related law suits. However, MMV cannot assure you that such law suits will not be brought against us in the future.

Based on several judgments by PRC courts regarding the liabilities of game operators for loss of virtual assets by users, the courts have generally required the game operators to provide well-developed securities systems to protect such virtual assets owned by users and have required some game operators to return the virtual items or be liable for the loss and damage incurred therefrom if the online game operators have been determined to be in default or held liable for infringement of users’ rights.

MMV relies on highly skilled personnel. If MMV is unable to retain or motivate them or hire additional qualified personnel, MMV may not be able to grow effectively.

MMV’s performance and future success depend on the talents and efforts of highly skilled individuals, especially its senior management team, other key employees, as well as art design, research and development and operation maintenance personnel, many of whom are difficult to replace. For example, MMV relies on Mr. Yiran Xu, its Chairman of the Board and CEO for the company’s strategic development, and Mr. Xu’s industry experience and familiarity with the company’s business operation may not be easily replaced by others. The loss of the services of any of MMV’s executive officers or other key employees could harm MMV’s business.

MMV will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of MMV’s organization. Competition in the online games industry for qualified employees is intense. MMV’s continued ability to compete effectively depends on MMV’s ability to attract new employees and to retain and motivate MMV’s existing employees. Since the demand and competition for talent is intense in MMV’s industry, particularly for online game development personnel, engineers and related technical personnel, MMV may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase MMV’s compensation expenses, including stock-based compensation. If MMV does not succeed in attracting additional highly skilled personnel or retaining or motivating MMV’s existing personnel, MMV may be unable to grow effectively. MMV will grant, and may continue to grant, options and other types of awards, which may result in increased share-based compensation expenses.

MMV will adopt a Share Incentive Award, which will allow MMV to enhance its ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the company’s growth and performance. Competition for highly skilled personnel is often intense and MMV may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill MMV’s current or future needs. MMV believes the granting of share-based awards is of significant importance to MMV’s ability to attract and retain key personnel and employees, and MMV will continue to grant share-based awards in the future. As a result, MMV’s expenses associated with share-based compensation may increase, which may have an adverse effect on MMV’s results of operations.

If MMV fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, MMV may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of MMV’s ordinary shares may be materially and adversely affected.

Prior to the Business Combination, Legacy MMV has been a private company with limited accounting personnel and other resources with which to address internal controls and procedures. In the course of auditing Legacy MMV’s consolidated financial statements as of and for the years ended December 31, 2021 and 2022, Legacy MMV and its independent registered public accounting firm identified one material weakness in Legacy MMV’s internal control over financial reporting and other control deficiencies. The material weakness identified relates to Legacy MMV’s lack of sufficient financial reporting and accounting personnel with appropriate understanding and knowledge of U.S. GAAP to handle complex accounting issues and to establish and implement key controls over period end closing and financial reporting to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Neither MMV nor its independent registered public accounting firm undertook a comprehensive assessment of MMV’s internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in MMV’s internal control over financial reporting. Had MMV performed a formal assessment of MMV’s internal control over financial reporting or had MMV’s independent registered public accounting firm performed an audit of MMV’s internal control over financial reporting, additional material weakness or control deficiencies may have been identified.

As a public company, MMV is subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that MMV include a report from management on the effectiveness of MMV’s internal control over financial reporting in MMV’s annual report on Form 20-F beginning with MMV’s second annual report on Form 20-F after becoming a public company. In addition, once MMV ceases to be an “emerging growth company” as such term is defined in the JOBS Act, MMV’s independent registered public accounting firm must attest to and report on the effectiveness of MMV’s internal control over financial reporting. Moreover, even if MMV’s management concludes that MMV’s internal control over financial reporting is effective, MMV’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with MMV’s internal controls or the level at which MMV’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from MMV. In addition, MMV’s reporting obligations may place a significant strain on MMV’s management, operational and financial resources and systems for the foreseeable future. MMV may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing MMV’s internal control procedures, in order to satisfy the requirements of Section 404, MMV may identify other weaknesses and deficiencies in MMV’s internal control over financial reporting. If MMV fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, MMV may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if MMV fails to achieve and maintain an effective internal control environment, it could result in material misstatements in its financial statements and could also impair MMV’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, MMV’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose MMV to increased risk of fraud or misuse of corporate assets and subject MMV to potential delisting from the stock exchange on which MMV lists, regulatory investigations and civil or criminal sanctions. MMV may also be required to restate its financial statements from prior periods. MMV will incur increased costs as a result of being a public company.

As a public company, MMV expects to incur significant legal, accounting, and other expenses. For example, MMV will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and MMV may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, MMV will incur additional costs associated with its public company reporting requirements. It may also be more difficult for MMV to find qualified persons to serve on its Board of Directors or as executive officers.

After MMV is no longer an “emerging growth company,” MMV may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Non-compliance on the part of MMV’s employees, business partners, or other third-parties involved in MMV’s business could adversely affect MMV’s business.

MMV’s compliance controls, policies, and procedures may not protect it from acts of MMV’s employees, business partners, or other third-parties that violate the laws or regulations of the jurisdictions in which MMV operates, which may adversely affect MMV’s business. In addition, MMV’s business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may, directly or indirectly, disrupt MMV’s business. MMV identifies irregularities or non-compliance in the business practices of any parties with whom MMV pursues existing or future cooperation and MMV cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on MMV’s business partners or other third-parties involved in MMV’s business may affect MMV’s business activities and reputation and in turn, MMV’s results of operations.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests.

Pending or future litigation could have a material and adverse impact on MMV’s business, financial condition, and results of operations.

MMV may be subject to regulatory actions, litigation, disputes, or claims of various types brought by relevant regulatory authorities or MMV’s competitors, users, content creators, employees, or other third-parties against MMV in the ordinary course of its business. Such regulatory actions, disputes, allegations, complaints, or legal proceedings may damage MMV’s reputation, evolve into litigations, or otherwise have a material adverse impact on MMV’s reputation and business. Litigation is expensive, may subject MMV to the risk of significant damages, requires significant managerial resources and attention, and could materially and adversely affect MMV’s business, financial condition, and results of operations. The outcomes of actions MMV institutes may not be successful or favorable to MMV. Lawsuits against MMV may also generate negative publicity that significantly harms MMV’s reputation, which may adversely affect MMV’s user base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention from operating MMV’s business. MMV may also need to pay damages or settle lawsuits with a substantial amount of cash, which could harm its business, financial condition, and results of operations.

Any claims of the VIEs’ gaming, animation or other content to be, among others, obscene, superstitious, defamatory or impairing public interest, may result in negative publicity or a governmental response that could have a material and adverse impact on MMV’s business.

The media in China have previously reported incidents of violent crimes allegedly inspired by online games and theft of virtual items between users in online games. While MMV believes that such events were not related to its intellectual property, it is possible that MMV’s reputation could be adversely affected by such behavior. In response to the media reports, in August 2005 the Chinese government enacted regulations to prohibit all minors under the age of 18 from playing online games in which players are allowed to kill other players, an activity that has been termed player kills. The Chinese government has also taken steps to limit online game playing time for all minors under the age of 18. These and any other new restrictions on online games and/or animations may materially and adversely impact the VIEs’ business and results of operations. If the Chinese government determines that online games and/or animations have a negative impact on society, it may impose certain additional restrictions on the online game and/or animations industry, which could in turn have a material and adverse effect on the VIEs’ business and results of operations.

In addition, the Chinese government and regulatory authorities prohibit any internet content that, among other things, violates PRC laws and regulations, endangers the national security of China, or is obscene, superstitious, violent or defamatory. When internet content providers and internet publishers, including online game operators, find that information falling within the above-mentioned scope is transmitted on their websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of required licenses to operate the VIEs’ business. Internet content providers may also be held liable for prohibited information displayed on, retrieved from or linked to their websites. In addition, any claim of the VIEs failing to comply with these prohibitions may result in negative publicity and government actions, which in turn could have a material and adverse impact on the VIEs’ business.

The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect MMV’s business, financial condition, results of operations, and prospects.

MMV leases premises in China in various locations. With respect to certain leased premises, the lessors did not have or provide MMV with property ownership certificates or other documents evidencing their rights to lease such premises to MMV. Therefore, MMV cannot assure that it will not be subject to any challenges, lawsuits, or other actions taken against MMV with respect to its leased premises for which the relevant lessors do not have valid title or right to lease. If MMV’s lessors’ right to lease premises is successfully challenged by any third-party, MMV’s lease agreements may not be enforceable and MMV may be forced to vacate the premise and relocate to a different premise. MMV has not registered any of MMV’s lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, all lease agreements are required to be registered and filed with the relevant government authority. The failure to register the lease agreements for MMV’s leased properties will not affect the validity of these lease agreements, but the relevant government authorities may order MMV to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if MMV fails to complete the registration within the prescribed timeframe.

MMV has limited insurance coverage for its operations.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. MMV maintains minimal insurance to meet the standard mandated by PRC law. Although MMV considers its insurance coverage to be in line with that of other companies in the same industry of similar size in China, these insurance and minimal coverage might not be able to cover all risks related to MMV’s operation. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect its results of operations and financial condition. For more information about MMV’s insurance coverage, please see “Item 4. Information on the Company — D. Business Overview — Insurance” in this annual report.

The loss of or a substantial reduction in activity by MMV’s largest customers and/or vendors could materially and adversely affect MMV’s business, financial condition and results of operations.

Shanghai Huijie Culture Communication Co., Ltd., or Shanghai Huijie, a related-party of MMV contributed a substantial portion of MMV’s animation production service revenue. Shanghai Huijie is a 40.0% non-controlling shareholder of Shanghai Hui Zhi Ren Cultural & Creative Co., Ltd., or Shanghai Hui Zhi Ren. Shanghai Jupiter Creative Design Co., Ltd., or Shanghai Jupiter, owns the remaining 60.0% of Shanghai Hui Zhi Ren. Both Shanghai Jupiter and Shanghai Hui Zhi Ren are MMV’s VIEs in the PRC.

MMV has a long-established business relationship with Shanghai Huijie. MMV, through its VIEs, has been providing animation production services to Shanghai Huijie for various animation projects since its inception in 2019. MMV’s VIE and Shanghai Huijie has entered into a series of service arrangement agreements. The service arrangement agreement currently in effect between MMV’s VIE and Shanghai Huijie was signed in August 2021. In accordance with the terms of this service arrangement agreement, (i) MMV’s VIE shall provide animation production services to Shanghai Huijie during the three-year cooperation period commencing on August 20, 2021 and expiring on August 19, 2024; (ii) during this period, Shanghai Huijie and its affiliates may submit animation production specifications and orders to MMV for production service; (iii) the service price for the animation production service shall be set out in the service orders and MMV may elect to proceed with the service or negotiate an increasing rate by specifying its cost structure under the fee arrangement structure agreed upon by both parties under the service arrangement agreement; (iv) MMV and its VIEs shall deliver the animation works in accordance with the requirements stated in the production order, subject to Shanghai Huijie’s review and confirmation; (v) Shanghai Huijie has the option to designate specific MMV staff based on its previous business interaction with MMV to participate in the provision of the animation production service.

For the year ended December 31, 2021 and 2022, revenue contributed by Shanghai Huijie as a percentage of MMV’s total revenue were 16.4% and 23.4%, respectively. The loss of or a substantial reduction in activity by Shanghai Huijie or other customers may adversely affect MMV’s animation production revenue as well as its overall business, financial condition, and results of operations.

As of June 16, 2021, there were 16 high spending users on MMV’s Aotu World mobile game, who had accumulated a total top-up amount over RMB100,000, accounting for 2.6% of the total top-up amount. MMV believes that these high accumulated spending users are likely to be loyal game players who spent a lot of money to achieve high combat effectiveness or to collect game characters and game props. In addition, 1% of total top-up accounts had less than 31 total active days while having a top-up amount over RMB1,000. This may be due to various player preferences, such as collecting various characters in the game rather than playing the game frequently. These unpredictable player preferences pose uncertainty in the continuous contribution in MMV’s highest top-up statistics, and MMV does not have control over player behaviors. The loss of or a substantial reduction in activity by these largest customers may adversely affect MMV’s business, financial condition, and results of operations.

Risks Related to MMV’s Corporate Structure

MMV is a holding company without any business operation, and relies on contractual arrangements with VIEs and their shareholders for its business operations. These arrangements may not be as effective as direct ownership in providing operational control. The investors are purchasing shares of MMV, rather than shares of the VIEs. Any failure by VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on MMV’s business.

MMV is holding company without any business operations. To comply with PRC laws and regulations, MMV conducts its business in China through the VIEs incorporated in China. The VIEs are owned by PRC citizens or entities who are MMV’s founder, co-founders, or beneficially owned, controlled by or under common control with MMV’s shareholders, with whom MMV has contractual arrangements. MMV exercises control over the VIEs and become the primary beneficiary of the VIEs for accounting purposes through the VIE Agreements, which are less effective than direct ownership. MMV’s control over the VIEs and MMV’s position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that MMV met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) MMV controls Shanghai Jupiter through power to govern the activities which most significantly impact the Shanghai Jupiter’s economic performance, (ii) MMV is contractually obligated to absorb losses of Shanghai Jupiter that could potentially be significant to Shanghai Jupiter, and (iii) MMV is entitled to receive benefits from Shanghai Jupiter that could potentially be significant to Shanghai Jupiter. Only if MMV meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, MMV will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as MMV’s consolidated affiliated entities for accounting purposes. Neither the investors in MMV nor MMV itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Although the VIE structure MMV has adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, such arrangements have not been tested in any of the PRC courts and the PRC government may not agree that these arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

The investors are purchasing shares of our BVI holding company, rather than shares of the VIEs which conduct substantially all of MMV’s business operations and hold substantially all of MMV’s assets. MMV has relied and expects to continue relying on contractual arrangements with the VIEs and their shareholders to operate its business in China. The revenues contributed by the VIEs and their subsidiaries constituted substantially all of MMV’s net revenue for the year of 2021 and 2022. These contractual arrangements may not be as effective as direct ownership in providing MMV with operational control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with MMV by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to MMV’s interests. If MMV had direct ownership of the VIEs, MMV would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, MMV relies on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs.

The shareholders of the VIEs may not act in the best interests of MMV or may not perform their obligations under these contracts. Such risks exist throughout the period in which MMV intends to operate certain portions of its business through the contractual arrangements with the VIEs.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, MMV may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to MMV or MMV’s designee if MMV exercises the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward MMV, then MMV may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third-parties claim any interest in such shareholders’ equity interests in the VIEs, MMV’s ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third-parties were to impair MMV’s control over the VIEs, MMV’s ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on its business, operations, and financial condition.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the VIE Agreements that establish the VIE structure for the majority of MMV’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of MMV’s contractual arrangements with Shanghai Jupiter and, consequently, significantly affect the financial condition and results of operations of MMV. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, MMV could be subject to severe penalties or be forced to relinquish its interests in Shanghai Jupiter, which may materially and adversely affect its operations and the value of your investment.

Foreign ownership of internet-based businesses, such as provision of commercial internet information services, commercial internet culture activities, and internet audio-visual program is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications enterprise (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) and the main foreign investor of such enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) issued on December 27, 2021 and effective on January 1, 2022, by the NDRC, and the MOFCOM, and other applicable laws and regulations. In addition, foreign investors are prohibited from investing in enterprises engaging in internet culture activities except for music or providing internet audio-visual program services.

MMV is a BVI business company incorporated under the laws of the British Virgin Islands. To comply with PRC laws and regulations, MMV conducts MMV’s internet-related business in China through Shanghai Jupiter and its subsidiaries incorporated in China. Shanghai Jupiter and its subsidiaries hold the licenses, approvals, and key assets that are essential for the operations of certain of MMV’s businesses. Shanghai Jupiter is owned by PRC citizens or entities who are MMV’s founder, co-founders, or beneficially owned or controlled by MMV’s shareholders, with whom MMV has contractual arrangements. MMV’s control over the VIEs and MMV’s position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that MMV met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) MMV controls Shanghai Jupiter through power to govern the activities which most significantly impact the Shanghai Jupiter’s economic performance, (ii) MMV is contractually obligated to absorb losses of Shanghai Jupiter that could potentially be significant to Shanghai Jupiter, and (iii) MMV is entitled to receive benefits from Shanghai Jupiter that could potentially be significant to Shanghai Jupiter. Only if MMV meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, MMV will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as MMV’s consolidated affiliated entities for accounting purposes. Although the structure MMV has adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, such arrangements have not been tested in any of the PRC courts and the PRC government may not agree that these arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

The VIE arrangements enable MMV to (i) direct the activities that most significantly affect the economic performance of the VIEs; (ii) receive substantially all of the economic benefits from the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs or to all or part of the assets of the VIEs, when and to the extent permitted by PRC law, or request any existing shareholder of the VIEs to transfer all or part of the equity interest in the VIEs to another PRC person or entity designated by the Company at any time in MMV’s discretion, therefore the VIE arrangements can provide sufficient protection to MMV’s shareholders. In the opinion of Global Law Office, MMV’s PRC legal counsel, the VIE arrangements are valid, binding, enforceable, and do not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. According to the Opinions on Strictly Cracking Down on Illegal Securities Activities promulgated on July 6, 2021 and the Administrative Measures on the Filing of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) made public on December 24, 2021, the PRC government will strengthen the administration over illegal securities activities, enhancing supervision over overseas listings of Chinese companies (including but not limited to the Chinese companies controlled by overseas parent company through VIE structure). Thus, MMV cannot assure you that the PRC government will not ultimately take a view contrary to MMV’s current corporate structure. If MMV is found in violation of any PRC laws or regulations or if the contractual arrangements under MMV are determined as illegal or invalid by any PRC court, arbitral tribunal, or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

1.	revoke the agreements constituting the contractual arrangements;

2.	revoke the VIEs’ business and operating licenses;

3.	require the VIEs to discontinue or restrict operations;

4.	restrict MMV’s right to collect revenue;

5.	restrict or prohibit MMV’s use of the proceeds from MMV’s public offering to fund its business and operations in China;

6.	shut down all or part of the VIEs’ websites, apps, or services;

7.	levy fines on the VIEs or confiscate the proceeds that they deem to have been obtained through non- compliant operations;

8.	require MMV to register, file or apply for approval with respect to its adoption of VIE structure which MMV may not be able to complete;

9.	require the VIEs to restructure the operations in such a way as to compel it to establish a new enterprise, re-apply for the necessary licenses, or relocate the VIEs’ businesses, staff, and assets;

10.	impose additional conditions or requirements with which the VIEs may not be able to comply;

11.	record the VIEs’ illegitimate acts in the corporate credit information system; and/or

12.	take other regulatory or enforcement actions that could be harmful to the VIEs’ business.

Furthermore, any of the equity interest in Shanghai Jupiter under the name of any record equity holder of Shanghai Jupiter may be put the court’s custody in connection with litigation, arbitration, or other judicial or dispute resolution proceedings against that record holder. MMV cannot be certain that the equity interest will be disposed of in accordance with the contractual arrangements. In addition, new PRC laws, rules, and regulations may be introduced to impose additional requirements that may impose additional challenges to MMV’s corporate structure and contractual arrangements. The occurrence of any of these events or the imposition of any of these penalties may materially and adversely affect MMV’s ability to conduct internet-related businesses. In addition, if the imposition of any of these penalties causes MMV to be unable to direct the activities of MMV’s VIEs or the right to receive their economic benefits, MMV would no longer be able to consolidate Shanghai Jupiter into MMV’s financial statements, which could materially and adversely affect MMV’s financial condition and results of operations. If MMV is unable to claim its contractual right to control the assets of the VIEs that carry out substantially all of MMV’s operations in China, the MMV Ordinary Shares and MMV Warrants may decline in value or become worthless.

The shareholders of MMV’s VIEs may have actual or potential conflicts of interest with MMV, which may materially and adversely affect MMV’s business and financial condition.

As of the date of this annual report, MMV is not aware of any conflicts between the shareholders of MMV’s VIEs and MMV. However, the shareholders of MMV’s VIEs may have actual or potential conflicts of interest with MMV in the future. These shareholders may refuse to sign or breach, or cause MMV’s VIEs to breach, or refuse to renew, the existing contractual arrangements MMV has with them and MMV’s VIEs, which would have a material and adverse effect on MMV’s control over the VIEs and MMV’s position of being the primary beneficiary of the VIEs for the accounting purposes. For example, the shareholders may be able to cause MMV’s agreements with its VIEs to be performed in a manner adverse to MMV by, among other things, failing to remit payments due under the contractual arrangements to MMV on a timely basis. MMV cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of MMV or such conflicts will be resolved in MMV’s favor.

Currently, MMV does not have any arrangements to address potential conflicts of interest between these shareholders and MMV. If MMV cannot resolve any conflict of interest or dispute between us and these shareholders, MMV would have to rely on legal proceedings, which could result in disruption of MMV’s business and subject MMV to substantial uncertainty as to the outcome of any such legal proceedings.

MMV’s contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit MMV’s ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people’s court at the place where the arbitration commission is located under certain circumstances, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay.

In the event MMV is unable to enforce these contractual arrangements, or if MMV suffers significant delays or other obstacles in the process of enforcing these contractual arrangements, MMV may not be able to exert effective control over its VIEs, and MMV’s ability to conduct its business may be negatively affected.

Substantial uncertainties existing with the PRC foreign investment legal regime may have a significant impact on MMV’s corporate structure and business operations.

On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the PRC State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the PRC Supreme People’s Courts became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. The Foreign Investment Law stipulates three forms of foreign investment.

However, the Foreign Investment Law does not explicitly stipulate the variable interest entities and contractual arrangements as a form of foreign investment.

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council”. Therefore, it is possible that future laws, administrative regulations, or provisions prescribed by the PRC State Council may regard contractual arrangements as a form of foreign investment, and then whether MMV’s contractual arrangement will be recognized as foreign investment, whether MMV’s contractual arrangement will be deemed to be in violation of the foreign investment access requirements under PRC laws and how the above-mentioned contractual arrangement will be treated are uncertain.

Therefore, there is no guarantee that MMV’s contractual arrangement and its business will not be materially and adversely affected in the future.

In the extreme case-scenario, MMV may be required to unwind the contractual arrangement and/or dispose of the VIEs or their subsidiaries, which could have a material and adverse effect on MMV’s business, financial conditions and result of operations.

MMV may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by MMV’s VIEs, which could, render it unable to conduct some or all of MMV’s business operations and constrain MMV’s growth.

MMV’s VIEs hold licenses, approvals, and assets that are necessary for its business operation. MMV relies on contractual arrangements with its VIEs to use, or otherwise benefit from, certain foreign restricted licenses and permits that it needs or may need in the future as its business continues to expand, such as Value-Added Telecommunications Business Operating License, or the ICP license, Internet Cultural Business License, or ICB License, and Radio and TV Programs Production and Operation License held by one of its VIEs.

The contractual arrangements contain terms that specifically obligate the equity holders of Shanghai Jupiter to ensure the valid existence of MMV’s VIE arrangement and restrict the disposition of material assets or any equity interest of Shanghai Jupiter. However, in the event the equity holders of Shanghai Jupiter breach the terms of these contractual arrangements and voluntarily liquidate Shanghai Jupiter, or Shanghai Jupiter declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without MMV’s consent, MMV may be unable to operate some or all of MMV’s businesses or otherwise benefit from the assets held by Shanghai Jupiter, which could have a material adverse effect on MMV’s business, financial condition, and results of operations. Furthermore, if Shanghai Jupiter undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of Shanghai Jupiter, thereby hindering MMV’s ability to operate MMV’s business as well as constrain MMV’s growth.

Contractual arrangements in relation to MMV’s VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that MMV or MMV’s VIEs owe additional taxes, which could negatively affect MMV’s financial condition and the value of your investment.

The tax regime in China is rapidly evolving, and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that MMV or MMV’s subsidiaries or MMV’s VIEs owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules, and regulations, arrangements and transactions among related parties, such as the contractual arrangements with MMV’s VIEs, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements MMV not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or MMV’s VIEs could be increased, which could increase MMV’s overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. MMV’s profit may be materially reduced if MMV’s tax liabilities increase.

The equity holders, directors, and executive officers of Shanghai Jupiter, as well as MMV’s employees who execute other strategic initiatives may have potential conflicts of interest with MMV.

The PRC laws provide that a director and an executive officer owe a fiduciary duty to the company he or she directs or manages. The directors and executive officers of Shanghai Jupiter must act in good faith and in the best interests of Shanghai Jupiter and must not use their respective positions for personal gain. On the other hand, directors of MMV owe a fiduciary duty to MMV under British Virgin Islands law. MMV’s control over the VIEs and MMV’s position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that MMV met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) MMV controls Shanghai Jupiter through power to govern the activities which most significantly impact the Shanghai Jupiter’s economic performance, (ii) MMV is contractually obligated to absorb losses of Shanghai Jupiter that could potentially be significant to Shanghai Jupiter, and (iii) MMV is entitled to receive benefits from Shanghai Jupiter that could potentially be significant to Shanghai Jupiter. Only if MMV meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, MMV will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as MMV’s consolidated affiliated entities for accounting purposes. The business and operations of Shanghai Jupiter are closely integrated with the business and operations of MMV’s subsidiaries. Nonetheless, conflicts of interests for these persons may arise due to dual roles both as directors and executive officers of Shanghai Jupiter and as directors or employees of MMV, and may also arise due to dual roles both as equity holders of Shanghai Jupiter and as directors or employees of MMV.

MMV cannot assure you that these persons will always act in the best interests of MMV should any conflicts of interest arise, or that any conflicts of interest will always be resolved in MMV’s favor. MMV also cannot assure you that these persons will ensure that Shanghai Jupiter will not breach the existing contractual arrangements. If MMV cannot resolve any such conflicts of interest or any related disputes, MMV would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings. See “— MMV may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by MMV’s VIEs, which could, render it unable to conduct some or all of MMV’s business operations and constrain MMV’s growth” above.

If MMV exercises the option to acquire equity ownership of Shanghai Jupiter, the ownership transfer may subject it to certain limitations and substantial costs.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition), foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including internet content provider services, or ICP services, with the exception of e-commerce, domestic multi-party communications, storage-forwarding, and call centers businesses. Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council, the main foreign investor who invests in a value-added telecommunications business in China must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently none of the applicable PRC laws, regulations, or rules provides clear guidance or interpretation on the Qualification Requirements. MMV faces the risk of not satisfying the requirement promptly. In addition, the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) prohibits foreign investors from investing in internet audio-visual program services and internet culture activities with the exception of music. If the PRC laws were revised to allow foreign investors to invest in enterprises with internet audio-visual program or internet culture activities businesses in China, or to hold more than 50% of the equity interests of value-added telecommunications enterprises, due to the necessity of ICP services for internet audio-visual program services and internet cultural activities, MMV might be unable to unwind the contractual arrangements before MMV is able to comply with the Qualification Requirements, or if MMV attempts to unwind the contractual arrangements before it is able to comply with the Qualification Requirements, MMV may be ineligible to operate its value-added telecommunication, internet audio-visual program, and internet culture activities businesses and may be forced to suspend its operations, which could materially and adversely affect MMV’s business, financial condition, and results of operations.

Pursuant to the contractual arrangements, MMV has the exclusive right to purchase all or any part of the equity interests in Shanghai Jupiter from the respective equity holders for a nominal price, unless the relevant government authorities or PRC laws request that the equity interests be evaluated upon purchase and in which case the purchase price shall be adjusted based on the evaluation result. Subject to relevant laws and regulations, the respective equity holders shall return any amount of purchase price they have received to WFOE. If such a return of purchase price takes place, the competent tax authority may require the WFOE to pay enterprise income tax for ownership transfer income, in which case the amount of tax could be substantial.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on MMV’s business and operations.

Substantially all of MMV’s assets and operations are located in China. Accordingly, MMV’s business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, foreign exchange control, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect MMV’s business and operating results, leading to a reduction in demand for MMV’s services and adversely affect MMV’s competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on MMV’s operation. For example, MMV’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect MMV’s business and operating results.

The uncertainties and quick change of the legal system in China with little advance notice could limit the legal protections available or impose additional requirements and obligations on MMV’s business operation, which may materially and adversely affect MMV’s business, financial condition, and results of operations.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

The legal system in China evolves rapidly and new laws, regulations and rules may be adopted from time to time with or without advance notice. These laws, regulations, and legal requirements are constantly changing and their interpretation and enforcement involve inconsistency and uncertainties. In addition, the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. These uncertainties could limit the legal protections available to us. Further, the PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries, including the mobile and online games industry. On August 30, 2021, the PRC’s National Press and Publication Administration, or the NPPA released Notice on Further Strict Management and Practically Preventing Minors from Indulging in Online Games (the “Notice”), requiring that, among other things, companies that engage in the online games business may only offer people under the age of 18 access to online games from 8 pm to 9 pm on Fridays, weekends and official holidays, with no access permitted at other times. The Notice became effective on September 1, 2021. The enforcement of the Notice imposes significant restrictions over the provision of online gaming services to minors.

Although MMV’s gaming content offering emphasizes more on gameplay longevity rather than concentrated gameplay, such restriction on the operation of online game could adversely affect the operation results and financial performance of MMV’s games. On August 20, 2021, the Standing Committee of the PRC National People’s Congress promulgated Personal Data Protection Law, which requires, among other things, the data operator to obtain the consent of the minor’s parents or other guardians process the personal data of minors under the age of 14 (“−14 minors”). The Personal Data Protection Law became effective on November 1, 2021, which essentially demand the online game service provider, who are mandatory obliged to collect and process users’ identification information, to obtain the consent of −14 minors’ guardians when such −14 minors register for online games. MMV cannot rule out the possibility that certain −14 minors’ guardians would refuse or fail to give such consent under Personal Data Protection Law which would result in adverse effect on MMV user growth. MMV cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards its contractual, property (including intellectual property) and procedural rights could adversely affect its business and impede its ability to continue its operations. Furthermore, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Any such intervention in or influence on MMV’s business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect MMV’s business, financial condition and results of operations and the value of the MMV Ordinary Shares and MMV Warrants.

In addition, new laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to its businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules, and guidelines governing internet companies with respect to a wide range of issues, such as intellectual property, competition and antitrust, privacy and data protection, cybersecurity and other matters, which may result in additional obligations imposed on MMV’s business operation.

Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and financial resources, bring negative publicity, subject MMV to liabilities or administrative penalties, or materially and adversely affect its business, financial condition, and results of operations.

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the PRC State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among other things, require the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC promulgated Administrative Provisions of the PRC State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises and the Administrative Measures for Record-Filings of the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Measures”), according to which any domestic enterprise seeks for overseas securities offering and listing shall complete filing procedures with the CSRC, the “overseas securities offering and listing overseas offering and listing by the domestic enterprise” as stated in the Draft measures includes (i) issuance and listing of securities by a company incorporated in PRC directly, and (ii) overseas offering and listing made by an overseas company whose majority executive officers and primary operations are in the PRC or more than 50% of operation revenue, profit, underlying assets (total assets or net assets) are originated from PRC companies.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which will become effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer securities or list in overseas markets, either directly or indirectly, are required to fulfill the filing procedure with the CSRC. The Overseas Listing Trial Measures provide that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering and listing by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual places of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. At a press conference held for these new regulations, officials of the CSRC clarified that the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

The Overseas Listing Trial Measures, together with the guidelines reiterate the basic principles of the Draft Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include but are not limited to: (i) criteria to determine whether an applicant will be required to go through the filing procedures under the Overseas Listing Trial Measures; (ii) exemptions from immediate filing requirements for applicants including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Overseas Listing Trial Measures, but these applicants shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (iii) a negative list of types of applicants banned from listing or offering overseas, such as applicants whose affiliates have been recently convicted of bribery and corruption; (iv) applicants’ compliance with web security, data security, and other national security laws and regulations; (v) applicants’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the applicant; and (6) the CSRC’s authority to fine both applicants and their relevant shareholders for failure to comply with the Overseas Listing Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

Pursuant to the Overseas Listing Trial Measures, our subsequent securities offerings in the same overseas market where we have previously offered and listed shall be filed with the CSRC within 3 working days after such offering is completed. In addition, since the Overseas Listing Trial Measures and relevant guidelines were newly promulgated, their interpretation, application and enforcement remain unclear.

In addition, we also face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and many of these laws and regulations are subject to change and uncertain interpretation. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law, including but not limited to the draft Measures for the Security Assessment for Cross-border Transfer of Personal Information published by the CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China. Pursuant to the New CAC Measures, among others, network platform operators with personal information of over one million users shall be subject to a cybersecurity review before listing in foreign countries. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. Given the Cybersecurity Review Measures is relatively new, their interpretation, application and enforcement are subject to substantial uncertainties. As there are still uncertainties regarding the interpretation and implementation of Cybersecurity Review Measures and relevant regulatory guidance, we cannot assure you that the MMV will be able to comply with new regulatory requirements and MMV may become subject to more stringent requirements with respect to matters including data privacy, and cross-border investigation and enforcement of legal claims. See “— Risks Related to Doing Business in China — MMV faces challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. The Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be worthless. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.”

As of the date of this annual report, (1) MMV’s PRC legal advisors have advised MMV that there are no PRC laws and regulations in force explicitly requiring that MMV obtain any permission from PRC authorities to consummate securities offerings in connection with the Business Combination, (2) Shanghai Jupiter has obtained a notification (No. 2022072101) from the Cyber Security Review Office, advising that MMV’s overseas listing is not subject to cybersecurity review, and (3) MMV has not received any inquiry, notice, warning, sanction or any regulatory objection to securities offerings in connection with the Business Combination from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations. However, any future securities offerings and listings outside of mainland China by MMV, including but not limited to follow-on offerings, secondary listings and going private transactions, will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner. In addition, the aforesaid laws, regulatory requirements and interpretations are evolving. There remains substantial uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities. If it is determined in the future that the approval, filing or other administrative procedures of the CSRC, the CAC or any other PRC regulatory authority is required for our subsequent securities offerings, and we fail to obtain such approval, complete such filing or other administrative procedure in a timely manner, or at all, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our securities offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt our subsequent securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals, complete filing or other administrative procedures for our subsequent securities offering, we may be unable to obtain a waiver of such approval, filing or other administrative procedure requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

MMV faces challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. The Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, and may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be of no value. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.

Recently, the Chinese government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China. This included, among other actions, the adoption of new measures to extend the scope of cybersecurity reviews, and the expansion of efforts in anti-monopoly enforcement. Because these statements and regulatory actions are new, it is highly uncertain as to (a) how soon legislative or administrative regulation-making bodies in China will respond to them, (b) what existing or new laws or regulations will be modified or promulgated, if any, or (c) what impact such modified or new laws and regulations will have on MMV’s daily business operations or our ability to accept foreign investments and list our ordinary shares on an U.S. securities exchange.

In particular, we face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and users’ attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation. Any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations, and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations of entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for data activities that may affect national security, and imposes export restrictions on certain data and information.

On December 28, 2021, the CAC, together with several other governmental authorities, jointly released the New CAC Measure, which took effect on February 15, 2022. Pursuant to the New CAC Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing in foreign countries. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the Cybersecurity Review Measures came into effect recently, their interpretation, application and enforcement are subject to substantial uncertainties. On November 14, 2021, the CAC published the Regulations for the Administration of Network Data Security (Draft for Comments), or the Draft Administration Regulations on Cyber Data Security, which provide the circumstances under which data processors shall apply for cybersecurity review, including, among others, when the data processors who process personal information of at least one million users apply for a “foreign” listing. However, it provided no further explanation or interpretation as to how to determine what constitutes “affecting national security”. As of the date of this annual report, the Draft Administration Regulations on Cyber Data Security have not been formally adopted. It is uncertain whether and when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the People’s Republic of China, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

At the same time, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. On July 7, 2022, the CAC promulgated the Security Assessment Measures for Cross-border Data Transfers with effect from September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 people intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC.

Shanghai Jupiter has obtained a notification (No. 2022072101) from the Cyber Security Review Office, advising that the Business Combination and the planned listing on Nasdaq is not subject to cybersecurity review. Given that the above mentioned, newly promulgated laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to substantial uncertainties. As the definitions for terms such as network platform operator and national security are broad, and the government will likely retain significant discretion as to the interpretation and enforcement of the Cybersecurity Review Measures and any implementation rules, we may be subject to related rules. We cannot preclude the possibility that the New CAC Measures will subject us to the cybersecurity review by the CAC in relation to our operations or require us to adjust our business practices, in which case our business, financial condition and prospects may be materially and negatively affected. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. As of the date of this annual report, our PRC subsidiary, the WFOE or the VIEs have not been involved in any investigations, nor have they received any inquiry, notice, warning, or sanction by the CAC or related PRC governmental authorities as a result of violation of any currently effective PRC laws or regulations with respect to personal information or data requirements issued by the CAC up to date. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations, policies or relevant drafts may result in the publication of new laws, regulations and policies to which we may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition, which creates the risk that any such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Regulation and censorship of information disseminated over the internet in China may adversely affect MMV’s business and reputation, and subject MMV to liability for information displayed on MMV’s website.

The PRC government has adopted regulations governing internet access and the distribution of content and information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting, reproducing, transmitting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent, or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites or other internet platforms. The website or platform operator may also be held liable for such censored information displayed on or linked to the websites or platforms. If MMV’s content offerings, website or internet platform is found to be in violation of any such requirements, MMV may be penalized by relevant authorities, and MMV’s operations or reputation could be adversely affected.

The gaming industry is subject to a variety of PRC laws and regulations, many of which are unsettled and still developing, and which could subject MMV to claims or otherwise harm MMV’s business, financial condition, results of operations and growth prospects.

The gaming industry is subject to a variety of laws in China, including but not limited to those regarding gaming, consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, export and national security, which are continuously evolving and developing. The scope and interpretation of the laws are or may be applicable to the gaming industry are often uncertain and may be conflicting. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with the gaming industry’s current practices and could have an adverse effect on MMV’s business, financial condition, results of operations and growth prospects.

Pursuant to the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the “Three Provisions” jointly promulgated by the MOC, the State Administration of Radio Film and Television (the “SARFT”) and the General Administration of Press and Publication (the “GAPP”) ( ), issued by the State Commission Office for Public Sector Reform (a division of the State Council) and effective on September 7, 2009, the State Administration of Press, Publications, Radio, Film and Television (the “SAPPRFT”), the successor of the SARFT and the GAPP, will be responsible for the examination and approval of online games to be uploaded on the internet and that, after the online games are uploaded on the Internet, online games will be administered by the MOC.

Pursuant to the Circular on Implementation of the Newly Revised Interim Measures on the Administration of Internet Culture ( ) issued by the MOC on March 18, 2011, the authorities shall temporarily not accept applications by foreign invested internet information services providers for operation of internet culture businesses (other than music).

Pursuant to the revised Interim Measures on the Administration of Internet Culture () (the “Internet Culture Measures”) issued by the MOC on December 15, 2017, “internet culture products” are defined as including the online games specially produced for internet and games disseminated or distributed through internet, and provision of internet culture products and related services for commercial purpose is subject to the approval of the provincial counterparts of the MOC.

In May 2019, the General Office of the Ministry of Culture and Tourism released the Notice on Adjusting the Scope of Examination and Approval regarding the “Internet Culture Operation License” to Further Regulate the Approval Work () (the “Notice of Adjusting Examination Scope”), which quotes the Regulations on the Function Configuration, Internal Institutions and Staffing of the Ministry of Culture and Tourism () and further specifies that the Ministry of Culture and Tourism, or the MOCT no longer assumes the responsibility for administering the industry of online games and no longer approves and issues the Internet Culture Operation Licenses within the business scope of “operating online games via the internet,” “operating online games via the internet (including the issuance of virtual currencies used for online games)” and “conducting trade of virtual currencies used for online games via the internet.” On July 10, 2019, the MOCT issued the Decision on the Abolition of the Interim Measures on Administration of Online Games and the Administrative Measures for Tourism Development Plan ( ) (the “Abolition Decision”). The Abolition Decision also cites the Regulations on the Function Configuration, Internal Institutions and Staffing of the Ministry of Culture and Tourism and further abolishes the Interim Measures on Administration of Online Games, which means that the MOCT will no longer regulate the industry of the online games. However, as of the date of this annual report, it is still unclear as to whether the supervision responsibility of the MOCT will be transferred to another governmental department or whether such governmental department will raise similar or new supervision requirements for the operation of online games. Both the internet publishing services (including the online game publishing) and internet culture operation (including the online game operation) fall within the prohibited categories in the Negative List. The Notice of the GAPP, the State Copyright Administration and National Anti-Pornography and Anti- Illegal Publications Working Group Office on Implementing the “Regulation on Three Provisions” of the State Council and the Interpretations Edited by the SCOPSR to Further Strengthen the Pre-Approval of Online Games and the Approval and Management of Imported Online Games() (the “GAPP Notice”), promulgated by the GAPP, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications, on September 28, 2009, provides, among other things, that foreign investors are not permitted to invest or engage in online game operations in China through wholly-owned subsidiaries, equity joint ventures or cooperative joint ventures, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operations indirectly by establishing other joint venture companies, establishing contractual agreements or providing technical support. Serious violation of the GAPP Notice will result in suspension or revocation of relevant licenses and registrations.

In August 2018, the Ministry of Education, National Health Commission, General Administration of Sport, the Ministry of Finance of the PRC, or MOF, Ministry of Human Resources and Social Security, SAMR, NPPA, SARFT issued the Implementation Program on Comprehensive Prevention and Control of Juveniles Myopia ( ), proposing to control the number of new online games, explore the age-appropriate prompting system in line with the national conditions and take measures to restrict the amount of time children spend on playing online games. On October 25, 2019, the NPPA issued the Notice on Preventing Minors from Indulging in Online Games () which took effect on November 1, 2019. The Notice stipulates several requirements on the online game operation, including but not limited to: (i) all online game users shall register their game accounts with valid identity information; (ii) the time slot and duration for playing online games by minors shall be strictly controlled; (iii) the provision of paid services to minors shall be regulated; (iv) the regulation of the industry shall be enhanced and the requirements above shall be requisite for launching, publishing and operating online games; and (v) the development and implementation of an age-appropriate reminding system shall be explored. Online game companies shall analyze the cause of minors’ addiction to games, and alter the content and features of games or game rules resulting in such addiction.

On March 30, 2021, the Ministry of Education of the PRC issued the Notice on Further Strengthening Sleep Management of Primary and Secondary School Students ( ), which further stipulates the time slot for playing online games by minors, and moreover, requires local education authorities, jointly with the competent local authorities, to effectively strengthen the administration of online games, and conduct supervision by technical means to ensure no game service is provided for minors during a specified timeframe.

On August 30, 2021, the NPPA issued the Notice on Further Strengthening the strict Administration and Practical Prevention of Minors’ Addiction to Online Games (). On October 20, 2021, six PRC government authorities at national government level, including the Ministry of Education, the CAC, the Ministry of Industry and Information Technology of the PRC, or MIIT, issued the Notice on Further Strengthening Administration of Prevention of Primary and Secondary School Students’ Addiction to Online Games (). Both of these new regulations further mandated that minors may only permitted to play online games from 20:00 to 21:00 on Fridays, Saturdays, Sundays, and legal holidays.

These developments and other developments or regulations, whether existing or to be implemented, may have an adverse effect on MMV’s users, business, financial condition, results of operations and growth prospects. Furthermore, as uncertainties remain regarding the development, interpretation and implementation of notices, laws and regulations, MMV may become subject to additional compliance costs and liabilities under such laws and regulations and MMV may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. MMV may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

The PRC laws regulating the playing time of online games and the age of users playing them may adversely affect the Group’s business and operations.

In 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT, jointly issued a notice requiring all Chinese online game operators to adopt an “anti-addiction compliance system” in an effort to curb addiction to online games by minors (“Anti-addiction Notice”) (). Under the anti-addiction compliance system, three hours or less of continuous play is defined to be “healthy”, three to five hours is defined to be “fatigue” and five hours or more is defined to be “unhealthy”. Game operators are required to reduce the value of game benefits for minor players by half when those players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In July 2011, these government authorities further issued the Notice Regarding Commencement of Authentication of Real Names for Anti-addiction System on Online Games (), which provides, among other things, that the relevant authorities should strengthen how they implement their authentication process in relation to gamers’ names in online games (but excluding mobile games), a process that allows game operators to identify which gamers are minors. In addition to the provisions of the foregoing notices, the NPPA did not require mobile games to be equipped with an anti-addiction compliance system in order to be approved in practice before the implementation of the New Anti-addiction Notice (as defined below).

On August 30, 2018, eight PRC government authorities at national government level, including the NPPA and the Ministry of Education, released the Implementation Program. As a part of the plan to prevent myopia among children, the Implementation Program plans to regulate the number of new online games and restrict the amount of time juveniles spend playing on electronic devices. As at the date of this annual report, no implementation rule has been issued to regulate the number of new online games, and it is impracticable to forecast the expected quota on the number of online games approved for publication annually in the future. Although it is unclear when and how the Implementation Program on regulating the number of new online games will be enforced, the risk exists that its enforcement could impact MMV’s ability to launch and publish new games going forward, and require MMV to spend more time and costs in preparing and receiving the approvals necessary to launch its games.

On October 25, 2019, the NPPA issued the Notice on Further Strengthening Administration of Prevention of Primary and Secondary School Students’ Addiction to Online Games () (“New Anti-addiction Notice”) which mainly stipulates that: (i) the real-name registration system shall be implemented; (ii) the time slot and duration for playing online games by minors shall be subject to strict control; (iii) the provision of paid services to minors shall be regulated; (iv) the regulation of the industry shall be enhanced; and (v) the development and implementation of appropriate age-reminding system shall be explored. Although MMV has implemented real-name registration systems in all of its games, not all of MMV’s mobile game users from China have registered in its account system using their own Chinese identification information. MMV’s IT system keeps a record of those users who registered with MMV using their Chinese identification information, who are under 18 years of age and who have made top-up payments. Furthermore, the implementation of the New Anti- addiction Notice may lead to a decrease in the number of minors in MMV’s user base and the play time of minor users, thereby leading to a decrease in the minor users’ revenue contribution to MMV’s online game business, and therefore may materially and adversely affect MMV’s results of operations and prospects.

According to the Law of the PRC on the Protection of Minors (2020 Revision)), which became effective on June 1, 2021, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under age of 14 and adopts new section regarding network protection, requiring online game service providers to further implement authentication of minors gamers’ names and to classify game products, give reminders for age appropriateness, and take technical measures to prevent minors from contacting inappropriate games or game functions. The new Minors Protection Law also provides that online game service providers shall not provide online game services to minors from 22:00 to 8:00 the next day. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures. Failure to comply with the requirements under the new Minors Protection Law may subject MMV to penalties, including but not limited to penalties up to 10 times illegal gains, penalties to the person directly in charge, suspension of its operation of online games, revocation of the business license and other licenses and approvals for its online game operations.

On August 30, 2021, the NPPA issued the Notice on Further Strengthening the strict Administration and Practical Prevention of Minors’ Addiction to Online Games (). On October 20, 2021, six PRC government authorities at national government level, including the Ministry of Education, the CAC, the MIIT, issued the Notice on Further Strengthening Administration of Prevention of Primary and Secondary School Students’ Addiction to Online Games (). Both of these new regulations reiterates the identification verification requirement for all online game players and further mandated that minors may only permitted to play online games from 20:00 to 21:00 on Fridays, Saturdays, Sundays, and legal holidays. Upon receiving notice of these regulatory changes, MMV immediately implemented the change in its online games operations. These new regulations’ impact on MMV’s results of operation is uncertain, but this regulation is expected to impact MMV’s revenue generated from gaming operations due to the decrease in the play time of minor users.

Such regulations and developments may have a material adverse effect on MMV’s active users and their in-game spending, which may in turn lead to materially and adversely affect MMV’s business, revenue and growth.

If the PRC government determines that MMV’s ownership structure does not comply with the restrictions contained in the GAPP Notice, MMV could be subject to severe penalties.

MMV is subject to relevant PRC regulations on operators of online games. On 28 September 2009, the GAPP, together with the National Copyright Administration, and the National Working Group for Crackdown on Pornography and Illegal Publications, jointly issued a Circular on Implementation of the Regulation on the Three Provisions of the State Council and the Relevant Interpretations and Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games (), or the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in the PRC via wholly-owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in PRC entities’ online game operations through indirect routes, such as establishing other joint venture companies, entering into contractual arrangements with or providing technical support for such operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online gaming platforms that are ultimately controlled or owned by foreign investors. Due to the ambiguity of various regulations on online games and a lack of interpretative materials from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider MMV’s corporate structure and contractual arrangements to be foreign investment in online game business. While MMV is not aware of any online game companies which use the same or similar contractual arrangements as MMV having been penalized or ordered to terminate operations by PRC authorities claiming that the contractual arrangements constitute control over, or participation in the operation of, online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If MMV’s contractual arrangements were deemed to be such an “indirect means” or “disguised form” under the GAPP Notice, MMV’s contractual arrangements may be challenged by the competent press and publication authority. If MMV and its VIEs are found to be in violation of the GAPP Notice in operating MMV’s mobile games, the competent press and publication authority, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including, in the most serious cases, by suspending or revoking relevant licenses and registrations.

MMV’s failure to timely obtain preapproval for publication of online games from the NPPA before game launch may adversely affect MMV’s game pipelines.

MMV’s failure to timely obtain preapproval for publication of online games from the NPPA before game launch may adversely affect MMV’s game pipelines. Publishing and monetizing mobile games in China are subject to preapproval by the NPPA. Accordingly, online games, including approved games’ updated version and expansion pack with names different from the original version, are subject to preapproval by the NPPA. If MMV fails to obtain for any online games it develops, or neglect to obtain for any updated version and expansion pack of its approved games, the ISBN from the NPPA, none of them can be successfully launched in China as scheduled, which may adversely affect MMV’s game pipeline. In addition, the ISBN may become more difficult to be obtained in the future and the NPPA may delay or suspend the issuance of ISBN from time to time, and more restrictions on the issuance of the ISBN may be imposed in the future, which may disrupt MMV’s business plan and lead to a loss of business opportunities. NPPA at the national level had suspended the approval of game registration and issuance of ISBN for online games starting from March 2018, and later resumed game registration and issued ISBN for the first batch of games with an effective date of December 19, 2018. From August 2021, no new game registration or ISBN for online games were approved or issued from the NPPA at the national level until resumed in April 2022, which caused delays to the publication of MMV’s pipeline of games and other products. The unanticipated delays have adversely impacted MMV’s overall publication schedule and thus impacted MMV’s projected revenue. The processing time of games registration and issuance of the ISBN may vary greatly and is within the NPPA’s discretion. Any future delay in game registration with NPPA or obtaining the ISBN could negatively affect the operation results of MMV’s games and businesses. Going forward, if any online games published or to be published by MMV fails to obtain the ISBN in time, or at all, these games may not be allowed to be released or may be ordered to be suspended or cease operation, and, as a result, MMV’s business and results of operations may be materially and adversely affected.

Any lack of requisite approvals, licenses, or permits applicable to MMV’s business may have a material and adverse impact on MMV’s business, financial condition, and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which MMV operates, MMV is required to maintain various approvals, licenses, and permits to operate MMV’s business, including but not limited to business license, license related to content offerings, radio and TV programs Production and operation license, and value-added telecommunications license. These approvals, licenses, and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

In particular, the internet and mobile internet industries in China are highly regulated. MMV’s VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory regime, a number of regulatory authorities, including, but not limited to, the NPPA, the MOCT, the MIIT, the PRC State Council Information Office, and the CAC, jointly regulate all major aspects of the internet industry, including the mobile internet and online content communities. Operators must obtain various government approvals and licenses for relevant business.

MMV has obtained Value-Added Telecommunications Business Operating License, or ICP License, for the provision of commercial internet information services, the ICB Licenses, for commercial internet culture activities, Radio and TV Programs Production and Operation License, a license for production and operation of TV programs (including animation), and a license for publication operation through MMV’s VIEs. These licenses are essential to the operation of MMV’s business and are generally subject to regular government review or renewal. MMV cannot assure you that it will be able to maintain MMV’s existing licenses or permits necessary for MMV’s business operations, update information (such as websites, apps, or legal representative) on file, or renew any of them when their current term expires.

In particular, MMV must file and obtain an ISBN from the NPPA, for every game, including its updated version and expansion pack with names different from the original version, it develops before these games can be marketed to the public. While MMV’s management has significant experience in obtaining ISBN from NPPA, it cannot guarantee MMV will be able to achieve the same results in the future. If MMV is unable to obtain the ISBN from NPPA or do so in a timely manner, it could significantly impact its business plan and negative affect its financial condition and results of operation.

Furthermore, MMV may experience compliance issues due to numerous factors including, but not limited to not having received and verified the relevant animation distribution license for “Aotu Academy” held by animation distributors.

If MMV fails to obtain the necessary licenses, permits and approvals, MMV may be subject to fines, confiscation of revenues generated from incompliance operations, or the suspension of relevant operations. MMV may also experience adverse publicity arising from such non-compliance with government regulations that negatively impacts its brand. MMV may experience difficulties or failures in obtaining the necessary approvals, licenses, and permits for new spaces or new service offerings. If MMV fails to obtain the material licenses, MMV’s content offerings and business activities could be severely delayed. In addition, there can be no assurance that MMV will be able to obtain, renew, and/or convert all of the approvals, licenses, and permits required for its existing business operations upon their expiration in a timely manner or at all, which could adversely affect MMV’s business operations.

In addition, considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing MMV’s business activities. MMV could be found not in compliance with any future laws and regulations or of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If MMV fails to complete, obtain, or maintain any of the required licenses or approvals or make the necessary filings, MMV may be subject to various penalties, such as confiscation of unlawful gains, the imposition of fines, revocation of licenses, and the discontinuation or restriction of MMV’s operations. Any such penalties or changes in policies, regulations, or enforcement by government authorities may disrupt MMV’s operations and materially and adversely affect MMV’s business, financial condition, and results of operations.

MMV may be liable for improper use or appropriation of personal information, which could have an adverse effect on MMV’s business and results of operations.

MMV’s business involves collecting and retaining user data, including certain users’ personal information as MMV’s various information technology systems enter, process, summarize and report such data. MMV also maintains information about various aspects of MMV’s operations as well as regarding its employees. The integrity and protection of MMV’s users, employees and company data is critical to MMV’s business. MMV’s users and employees expect that MMV will adequately protect their personal information. MMV is required by applicable laws to keep strictly confidential the personal information that MMV collects, and to take adequate security measures to safeguard such information.

The PRC Criminal Law ( ), as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies, and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC (), or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. The Civil Code of the PRC ( ) (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. Furthermore, on August 20, 2021, the Standing Committee of the PRC National People’s Congress promulgated the Law of Personal Information Protection of PRC, or the Personal Information Protection Law (), which became effective on November 1, 2021, setting forth detailed rules for handling personal information. PRC regulators, including the CAC, MIIT, and the Ministry of Public Security of the PRC, or the MPC, have been increasingly focused on regulation in the areas of data security and data protection.

On January 23, 2019, the CAC, the MIIT and the MPS, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps (), which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications and encourages search engines and app stores to clearly mark and recommend those certified apps. On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information (), effective on October 1, 2019, according to which: (i) no organization or individual is allowed to produce, release or disseminate information that infringes upon the personal information security of children under 14; (ii) network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a noticeable and clear way, notify and obtain consent from children’s guardians. On November 28, 2019, the CAC, MIIT, the MPS and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps (), which lists six types of illegal collection and usage of personal information, including “failure to publish rules on the collection and usage of personal information,” “failure to expressly state the purpose, manner and scope of the collection and usage of personal information,” “collecting and using personal information without obtaining consents from users,” “collecting personal information irrelevant to the services provided,” “providing personal information to other parties without obtaining consent” and “failure to provide the function of deleting or correcting personal information as required by law or failure to publish the methods for complaints and reports or other information.”

Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant change, making the extent of MMV’s responsibilities in that regard uncertain. Complying with new laws and regulations could cause MMV to incur substantial costs or require MMV to change its business practices in a manner materially adverse to MMV’s business. For instance, various regulatory bodies in China, including the CAC, the MPC and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. MMV could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of MMV’s app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on MMV’s business, financial condition or results of operations.

Any system failure or compromise of MMV’s security that results in the unauthorized access to or release of the data of MMV’s users could significantly limit the adoption of MMV’s services, as well as harm MMV’s brand reputation, result in litigation against MMV, liquidated and other damages, regulatory investigations and penalties, and MMV could be subject to material liability. MMV expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm MMV’s business is likely to increase as MMV expands the scope of services it offers and as it increases the size of its user base.

In addition, the interpretation and application of the aforementioned laws and regulations are often uncertain and in flux. MMV’s practice may become inconsistent with these laws and regulations. If so, in addition to the possibility of fines, this could result in an order requiring that MMV changes its practices, which could have an adverse effect on MMV’s business and results of operations.

Concerns about the use of personal data in compliance with PRC law could damage MMV’s reputation and deter current and potential users from using MMV’s services.

Pursuant to the applicable PRC laws and regulations concerning the use and sharing of personal data, MMV’s PRC subsidiaries and consolidated affiliated entities are required to keep MMV’s users’ personal information confidential and are prohibited from disclosing such information to any third parties without the users’ consent. New laws and regulations, such as The Decision of the Standing Committee of the PRC National People’s Congress on Strengthening Network Information Protection, which was issued by the Standing Committee of the PRC National People’s Congress on December 28, 2012, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by the MIIT on July 16, 2013 and took effect on September 1, 2013 further enhanced the legal protection of information security and privacy on the Internet. The laws and regulations also require Internet operators to take measures to ensure confidentiality of information of users. On December 29, 2017, the National Information Security Standardization Technical Committee, or the NISSTC, issued the Information Security Technology- Personal Information Security Specification, which implemented on May 1, 2018. Although this is a recommended specification and not a mandatory one, it is used as a basis for carrying out regulatory work on privacy policies by the MIIT and the MPC. While MMV strives to comply with MMV’s privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage MMV’s reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is shared with merchants or others may adversely affect MMV’s ability to share certain data with merchants, which may limit certain methods of targeted marketing. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on MMV’s website. A significant reduction in user traffic could lead to lower revenues from paying users, which could have a material adverse effect on MMV’s business, financial condition and results of operations.

MMV’s operations depend on the performance of the mobile-based systems, telecommunications networks, and digital infrastructure in China.

MMV’s operations rely heavily on mobile based systems, telecommunications networks, and digital infrastructure. Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, MMV primarily relies on a limited number of telecommunication service providers to provide MMV with data communications capacity through local telecommunications lines and internet data centers to host MMV’s servers. MMV has limited access to alternative networks or services in the event of disruptions, failures, or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of MMV’s business, MMV may be required to upgrade MMV’s technology and infrastructure to keep up with the increasing traffic on MMV’s internet and mobile gaming applications.

MMV cannot assure you that the digital infrastructure and the telecommunications networks in China will be able to support the demands associated with the continued growth in digital usage.

 In addition, MMV has no control over the costs of the services provided by telecommunication service providers. If the prices MMV pays for telecommunications and digital services rise significantly, MMV’s results of operations may be materially and adversely affected. Furthermore, if data access fees or other charges to mobile users increase, MMV’s user traffic may decline and MMV’s business may be harmed.

MMV may rely on dividends and other distributions on equity paid by MMV’s PRC subsidiaries to fund any cash and financing requirements MMV may have, and any limitation on the ability of MMV’s PRC subsidiaries to make payments to MMV could have a material and adverse effect on MMV’s ability to conduct its business.

MMV is a holding company and MMV relies principally on dividends and other distributions on equity from its PRC subsidiaries for its cash requirements, including for services of any debt MMV may incur.

MMV’s PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit MMV’s PRC subsidiaries to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, MMV’s PRC subsidiaries and MMV’s VIEs are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. MMV’s PRC subsidiaries as a Foreign Invested Enterprise, or FIE, are also entitled to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If MMV’s PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to MMV. Any limitation on the ability of MMV’s PRC subsidiaries to distribute dividends or other payments to its respective shareholders could materially and adversely affect MMV’s business operations and MMV’s ability to make distributions to you.

Increases in labor costs in the PRC may adversely affect MMV’s business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, MMV are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of MMV’s employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. MMV expects that MMV’s labor costs, including wages and employee benefits, will continue to increase. Unless MMV is able to control MMV’s labor costs or pass on these increased labor costs to MMV’s users by increasing the fees of MMV’s services, MMV’s financial condition and results of operations may be adversely affected.

Any failure by Shanghai Jupiter or its shareholders to perform their obligations under MMV’s contractual arrangements with them would have a material adverse effect on MMV’s business.

If Shanghai Jupiter or its shareholders fail to perform their respective obligations under the contractual arrangements, MMV may have to incur substantial costs and expend additional resources to enforce such arrangements.

MMV may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which MMV cannot assure you will be effective under PRC laws. For example, if the shareholders of Shanghai Jupiter were to refuse to transfer their equity interest in Shanghai Jupiter to us or MMV’s designee if MMV exercises the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then MMV may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under MMV’s contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit MMV’s ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that MMV is unable to enforce these contractual arrangements, or if MMV suffers significant delay or other obstacles in the process of enforcing these contractual arrangements, MMV may not be able to exert effective control over MMV’s consolidated variable interest entity, and MMV’s ability to conduct MMV’s business may be negatively affected.

It may be difficult for a shareholder to pursue claims against us in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. As a result, MMV’s shareholders may have more difficulty in protecting their interests through actions against us or MMV’s officers, directors or major shareholders than would shareholders of corporations domiciled in the United States. Obtaining recognition of, and attaching assets in aid of execution of a Chinese arbitral award in the United States can be a complex process involving multiple sets of statutes and procedural rules. However, the arbitration provisions in the contractual agreements do not preclude you from pursuing shareholders’ claims arising under the United States federal securities laws. Any limitation on the ability of MMV’s PRC Subsidiaries and VIEs to transfer funds to MMV in the form of dividends or other distributions could materially and adversely limit MMV’s ability to grow, make investments or acquisitions that could be beneficial to MMV’s business, pay dividends, or otherwise fund and conduct MMV’s business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

MMV’s independent registered public accounting firm’s audit documentation related to their audit reports include audit documentation located in China. PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. MMV’s ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of MMV’s ordinary shares or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ordinary shares.

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”), is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

MMV’s current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report for years ended December 31, 2022 and 2021, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, whose audit report is included in this annual report, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Notwithstanding the foregoing, MMV’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia’s audit working papers related to MMV are located in China. With respect to audits of companies with operations in China, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in MMV’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist MMV’s securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result, the risks mentioned above have been heightened.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay MMV from using the proceeds of the Business Combination to make loans or additional capital contributions to MMV’s PRC subsidiaries, which could materially and adversely affect MMV’s liquidity and MMV’s ability to fund and expand MMV’s business.

Any funds MMV transfers to its PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China.

According to the relevant PRC regulations on FIEs in China, capital contributions to MMV’s PRC subsidiaries are subject to the approval of or report investment information to the MOFCOM or their respective local branches and registration with a local bank authorized by the SAFE. In addition, any foreign loan procured by MMV’s PRC subsidiaries cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches. Any medium or long-term loan to be provided by MMV to its VIEs must be registered with the NDRC, and the SAFE or its local branches. MMV may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by MMV to its PRC subsidiaries. If MMV fails to complete such registrations, its ability to use the proceeds to be received from the Business Combination and to capitalize its PRC operations may be negatively affected, which could adversely affect its liquidity and its ability to fund and expand business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this Circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit MMV’s ability to use Renminbi converted from the proceeds to be received from the Business Combination, to fund the establishment of new entities in China by MMV’s VIEs, to invest in or acquire any other PRC companies through MMV’s PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect MMV’s business, financial condition, and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on MMV’s results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar, and the trend continued in 2019. In 2020 and 2021, the RMB appreciated approximately 8.7% against the U.S. Dollar, but the RMB has sharply depreciated against the U.S. Dollar by 7.8% in 2022. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and MMV cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, international relations especially the trade tensions between U.S. and China, or government policies of PRC or U.S. may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of MMV’s net revenue and costs are denominated in Renminbi. MMV is a holding company and MMV relies on dividends paid by its subsidiaries in China for its cash needs. Any significant revaluation of Renminbi may materially and adversely affect MMV’s results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable in U.S. dollars. To the extent that MMV needs to convert U.S. dollars it receives from the Business Combination, into Renminbi for MMV’s operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount MMV would receive. Conversely, if MMV decides to convert MMV’s Renminbi into U.S. dollars for the purpose of making payments for dividends on MMV’s ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of currency conversion may limit MMV’s ability to utilize MMV’s net revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. MMV receives substantially all of MMV’s net revenue in Renminbi. Under MMV’s current corporate structure, MMV, as a holding company, primarily relies on dividend payments from MMV’s PRC subsidiaries to fund any cash and financing requirements MMV may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of MMV’s PRC subsidiaries in China may be used to pay dividends. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, MMV needs to obtain SAFE approval to use cash generated from the operations of MMV’s PRC Subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents MMV from obtaining sufficient foreign currencies to satisfy its foreign currency demands, MMV may not be able to pay dividends in foreign currencies to its shareholders.

Furthermore, these restrictions may severely limit MMV’s funding to make investment and acquisitions overseas, and if occurs, the lack of funding could significantly impair MMV’s key business strategy to expand its business operations globally and make strategic acquisition overseas.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject MMV’s PRC resident beneficial owners or MMV’s PRC subsidiaries to liability or penalties, limit MMV’s ability to inject capital into MMV’s PRC subsidiaries, limit MMV’s PRC subsidiaries’ ability to increase its registered capital or distribute profits to MMV, or may otherwise adversely affect MMV.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to MMV’s shareholders who are PRC residents and may be applicable to any offshore acquisitions that MMV makes in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If MMV’s shareholders who are PRC residents or entities fail to make the required registration or to update the previously filed registration, MMV’s PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer, or liquidation to us, and MMV may be restricted in its ability to contribute additional capital to its PRC subsidiaries. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

MMV has requested PRC residents who MMV knows hold direct or indirect interest through an SPV in the Company to make the necessary applications, filings and registrations as required under SAFE Circular 37, and MMV is aware that most of these shareholders have completed the initial foreign exchange registrations with relevant banks. MMV cannot assure you, however, that all of these individuals may continue to make required filings or updates in a timely manner, or at all. MMV cannot provide any assurance that MMV is or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest through an SPV in MMV. Any failure or inability by such individuals to comply with SAFE regulations may subject MMV to fines or legal sanctions, restrict MMV’s cross-border investment activities, and limit MMV’s PRC subsidiaries’ ability to distribute dividends to us. As a result, MMV’s business operations and MMV’s ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the relevant government authorities. For example, MMV may be subject to a more stringent review and approval process with respect to its foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect MMV’s financial condition and results of operations. In addition, if MMV decides to acquire a PRC domestic company, MMV cannot assure you that MMV or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict MMV’s ability to implement its acquisition strategy and could adversely affect its business and prospects.

MMV faces uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation, or SAT, issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

MMV faces uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in MMV’s offshore subsidiaries and investments. MMV may be subject to filing obligations or taxed if MMV is transferor in such transactions, and may be subject to withholding obligations if MMV is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in MMV by investors who are non-PRC resident enterprises, MMV’s PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, MMV may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom MMV purchases taxable assets to comply with these circulars, or to establish that MMV should not be taxed under these circulars, which may have a material adverse effect on MMV’s financial condition and results of operations.

Certain PRC regulations may make it more difficult for MMV to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex.

Moreover, the Anti-Monopoly Law of the PRC requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered.

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

MMV may grow its business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit MMV’s ability to complete such transactions, which could affect MMV’s ability to expand its business or maintain its market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or MMV to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. As an overseas-listed company, MMV and its executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their share into the PRC. MMV also faces regulatory uncertainties that could restrict its ability to adopt incentive plans for its directors, executive officers and employees under PRC law.

MMV may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.

PRC laws and regulations prohibit advertising companies from producing, distributing, or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. MMV cannot assure you that all the content contained in its advertisements is true and accurate as required by, and complies in all aspects with, the advertising laws and regulations, including but not limited to the Advertising Law of the People’s Republic of China and the Interim Measures for the Administration of Internet Advertising, especially given the uncertainty in the interpretation of these PRC laws and regulations. If MMV is found to be in violation of applicable PRC advertising laws and regulations, MMV may be subject to penalties and MMV’s reputation may be harmed, which may negatively affect MMV’s business, financial condition, results of operations, and prospects.

Under PRC advertising laws and regulations, MMV is obligated to monitor the advertising content shown on MMV’s platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. and in accordance with the Interim Measures for the Administration of Internet Advertising, promulgated by SAIC (now SAMR) on July 4, 2016 and taking effect on September 1, 2016, to establish an internal monitoring and management system over records, review and archives management of online advertising activities before it may publish any online advertisement. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, MMV is obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. Violation of the aforementioned laws and regulations may subject MMV to penalties, including fines, confiscation of MMV’s advertising income, orders to cease dissemination of the advertisements, and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, PRC governmental authorities may force MMV to terminate its advertising operation or revoke its licenses.

MMV’s employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, and the PRC State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, MMV’s employment practices may violate the labor contract law and related regulations and MMV could be subject to penalties, fines, or legal fees as a result. If MMV violates relevant laws and regulations, MMV may be subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, MMV’s business, financial condition, and results of operations may be adversely affected.

MMV may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

MMV is required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of MMV’s employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines, and/or other penalties.

Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank.

As of the date of this annual report, MMV has not made adequate contributions to the above employee benefits for some of MMV’s employees. MMV cannot assure you that the relevant government authorities will not require it to pay the outstanding amount and impose late fees or fines on us. If MMV fails to make the outstanding social insurance and housing fund contributions within the prescribed time frame, MMV may be subject to fines and late payment fees, and its financial conditions may be adversely affected.

If MMV is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to MMV and its non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise.

In 2009, SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

MMV believes it is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that MMV is a PRC resident enterprise for enterprise income tax purposes, MMV would be subject to PRC enterprise income tax on its worldwide income at the rate of 25%. Furthermore, MMV would be required to withhold a 10% tax from dividends it pays to its shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if MMV is deemed a PRC resident enterprise, dividends paid to its non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of MMV would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that MMV is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

MMV’s revenue growth rate and financial performance in recent periods may not be indicative of future performance, and MMV’s revenue growth rate may decline in the future compared to prior periods.

MMV has experienced revenue growth in certain business lines in recent periods, in particular, including 11.3% year-over-year growth for its merchandise sales, 18.8% year-over-year growth for its animation production service revenue and 327.6% year-over-year growth for its licensing services in 2022.. As MMV continues to grow its business, MMV’s revenue growth rates may decline compared to prior fiscal years due to a number of reasons, which may include more challenging comparisons to prior periods, a decrease in the growth of its overall market or market saturation, slowing demand for its games, its inability to continue to acquire games or game studios, and its inability to capitalize on growth opportunities. In addition, MMV’s growth rates may experience increased volatility due to international relations between countries, global societal and economic disruption, such as those related to the COVID-19 pandemic and related government responses thereto.

MMV’s quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of MMV’s business.

MMV’s quarterly and annual results of operations, including the levels of MMV’s net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of MMV’s control, and period-to-period comparisons of MMV’s operating results may not be meaningful, especially given MMV’s limited operating history. Accordingly, the results for any one quarter or any one year are not necessarily an indication of future performance. Fluctuations in quarterly and/or annual results may adversely affect the price of MMV’s ordinary shares. Factors that may cause fluctuations in MMV’s quarterly and annual financial results include:

●	timing and release of new games and merchandise;

●	MMV’s ability to attract new customers and maintain relationships with existing customers;

●	changes in MMV’s products and services offered and introduction of new services and products;

●	the amount and timing of operating expenses related to marketing and the maintenance and expansion of MMV’s business, operations and infrastructure;

●	general economic, industry and market conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

In addition, MMV experiences seasonality in MMV’s business, reflecting traditional personal consumption patterns. MMV’s results of operations could be affected by such seasonality in the future.

Risks Related to MMV’s Ordinary Shares and Warrants

Certain judgments obtained against MMV by MMV’s shareholders may not be enforceable.

MMV is a business company incorporated under the laws of the British Virgin Islands. MMV conducts most of its operations in China and substantially all of its operations outside of the United States. Most of MMV’s assets are located in China, and substantially all of MMV’s assets are located outside of the United States. In addition, after the Business Combination, most of MMV’s senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against MMV or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against MMV’s assets or the assets of MMV’s directors and officers.

MMV’s share price may be volatile and could decline substantially.

The market price of MMV’s ordinary shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in MMV’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the same industry;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other entertainment companies;

●	announcements by MMV or its competitors of new products and services, expansions, investments, acquisitions, strategic partnerships, or joint ventures;

●	mergers or other business combinations involving MMV;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting MMV or its industry;

●	the trading volume of MMV’s ordinary shares in the public market;

●	the release of lockup, escrow, or other transfer restrictions on MMV’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Chinese economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities have been volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of MMV’s ordinary shares.

The sale or availability for sale of substantial amounts of our securities in the public market by our existing securityholders could cause the price of MMV Class A ordinary shares and MMV Warrants to fall.

Sales of substantial amounts of the MMV Class A ordinary shares and/or MMV Warrants in the public market by the existing securityholders, or the perception that these sales could occur, could adversely affect the market price of MMV Class A ordinary shares and MMV Warrants and could materially impair MMV’s ability to raise capital through equity offerings in the future. We are unable to predict the effect that such sales may have on the prevailing market price of MMV Class A ordinary shares and MMV Warrants.

MMV Class A ordinary shares held by certain of our shareholders are eligible for resale, subject to, in the case of certain shareholders, volume, manner of sale and other limitations under Rule 144. In addition, pursuant to an amended and restated registration rights agreement, certain shareholders have the right, subject to certain conditions, to require us to register the sale of their securities under the Securities Act. By exercising their registration rights and selling a large number of MMV Class A ordinary shares, these shareholders could cause the prevailing market price of MMV Class A ordinary shares to decline. As restrictions on resale end and certain lock-up agreements entered into prior to the consummation of the Business Combination expire, the market price of MMV Class A ordinary shares could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of MMV Class A ordinary shares or other securities.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about MMV or its business, its ordinary shares price and trading volume could decline.

The trading market for MMV’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about MMV or its business. Securities and industry analysts do not currently, and may never, publish research on MMV. If no securities or industry analysts commence coverage of MMV, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover MMV downgrade its securities or publish inaccurate or unfavorable research about its business, its share price would likely decline. If one or more of these analysts cease coverage of MMV or fail to publish reports on MMV, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

MMV’s amended and restated memorandum and articles of association that became effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the ordinary shares of MMV.

In connection with the Business Combination, MMV adopted an amended and restated memorandum and articles of association that became effective immediately prior to the consummation of the Business Combination. MMV’s post-closing memorandum and articles of association contain provisions to limit the ability of others to acquire control of MMV or cause MMV to engage in change-of-control transactions. These provisions could have the effect of depriving MMV’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third-parties from seeking to obtain control of MMV in a tender offer or similar transaction. For example, MMV’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with MMV’s ordinary shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of MMV or make removal of management more difficult. If MMV’s board of directors decides to issue preference shares, the price of the ordinary shares of MMV may fall and the voting and other rights of the holders of the ordinary shares of MMV may be materially and adversely affected.

If the benefits of the Business Combination do not meet the expectations of financial or industry analysts, the market price of MMV’s securities may decline after the Business Combination.

The market price of MMV’s securities may decline as a result of the Business Combination if:

●	MMV does not achieve the perceived benefits of the business combination as rapidly as, or to the extent anticipated by, financial or industry analysts; or

●	the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of declining share prices.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We adopted a share incentive plan for the purpose of granting share-based compensation awards to our employees, directors, and consultants to incentivize their performance and align their interests with ours. A maximum of 3,021,244 MMV Class A ordinary shares would be issuable upon the exercise of 3,021,244 outstanding MMV Warrants. As such, the exercise of MMV Warrants will result in dilution to our shareholders and increase the number of MMV Class A ordinary shares eligible for resale in the public market. In addition, we may raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of MMV Class A ordinary shares to decline.

MMV Warrants may never be in the money, and may expire worthless.

The exercise price of MMV Warrants is $11.50 per share. The likelihood that warrant holders will exercise MMV Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of MMV Class A ordinary shares. If the trading price for MMV Class A ordinary shares is less than $11.50 per share, we believe holders of MMV Warrants will be unlikely to exercise their MMV Warrants. There is no guarantee that MMV Warrants will be in the money prior to their expiration, and as such, MMV Warrants may expire worthless and we may receive no proceeds from the exercise of MMV Warrants.

We may redeem your unexpired MMV Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

Pursuant to the terms of the warrant agreement dated April 7, 2021, by and between MPAC and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), we will have the ability to redeem outstanding MMV Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of Class A Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. If and when the Warrants become redeemable by us, we may exercise the redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable federal and state securities laws.

Redemption of the outstanding MMV Warrants could force holders to (i) exercise MMV Warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell MMV Warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price, which, at the time the outstanding MMV Warrants are called for redemption, is likely to be substantially less than the market value of such warrants. Additionally, if a significant number of MMV Warrant holders exercise their MMV Warrants instead of accepting the nominal redemption price, the issuance of these shares would dilute other equity holders, which could reduce the market price of MMV Class A ordinary shares. The trading price of MMV Class A ordinary shares may fluctuate following the consummation of the Business Combination, and can vary due to general economic conditions and forecasts, our general business condition, and the release of our financial reports.

The warrant agreement relating to MMV Warrants provided that we agreed that any action, proceeding or claim against us arising out of or relating in any way to such agreement would be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that we irrevocably submitted to such jurisdiction, which jurisdiction would be exclusive. This exclusive forum provision could limit the ability of holders of the Warrants to obtain what they believe to be a favorable judicial forum for disputes related to such agreement.

The Warrant Agreement provided that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, would be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submitted to such jurisdiction, which jurisdiction shall exclusive. We would waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any of the MMV Warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board.

If we do not maintain a current and effective prospectus relating to MMV Class A ordinary shares issuable upon exercise of MMV Warrants, you will only be able to exercise such warrants on a “cashless basis”.

If we do not maintain a current and effective prospectus relating to MMV Class A ordinary shares issuable upon exercise of MMV Warrants, at the time that holders wish to exercise MMV Warrants, they will only be able to exercise them on a “cashless basis”. As a result, the number of MMV Class A ordinary shares that holders will receive upon exercise of MMV Warrants will be fewer than it would have been had such holders exercised their MMV Warrants for cash. Under the terms of the Warrant Agreement, we will agree to use our best efforts to maintain a current and effective prospectus relating to the MMV Class A ordinary shares issuable upon exercise of MMV Warrants until the expiration of MMV Warrants. However, we cannot assure you that we will be able to do so.

An investor will be able to exercise an MMV Warrant only if the issuance of MMV Ordinary Shares upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the Warrants.

No MMV Warrants will be exercisable for cash and we will not be obligated to issue MMV Class A ordinary shares unless the shares issuable upon such exercise have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of MMV Warrants. At the time that MMV Warrants become exercisable, we expect that MMV Class A ordinary shares to be listed on the Nasdaq, which would provide an exemption from registration in every state. Accordingly, we believe holders in every state will be able to exercise their MMV Warrants as long as our prospectus relating to MMV Class A ordinary shares issuable upon exercise of the Warrants is current. However, we cannot assure you of this fact. If MMV Class A ordinary shares issuable upon exercise of MMV Warrants are not qualified or exempt from qualification in the states in which the holders of the MMV Warrants reside, the MMV Warrants may be deprived of any value, the market for the MMV Warrants may be limited, and they may expire worthless if they cannot be sold.

MMV is required to meet the continued listing requirements to be listed on Nasdaq. However, MMV may be unable to maintain the listing of its securities in the future.

If MMV fails to meet the continued listing requirements and Nasdaq delists its securities, MMV could face significant material adverse consequences, including:

●	a limited availability of market quotations for its securities;

●	a limited amount of news and analyst coverage for the company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Risks Related to MMV Operating as a Public Company

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make MMV Class A ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of January 4, 2023, the date on which MMV Class A ordinary shares were offered in connection with the Business Combination, (b) in which it has total annual gross revenues of at least $1.235 billion, or (c) in which it is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; or (2) the date on which it has issued more than $1 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our share price may be more volatile.

If MMV ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, MMV is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, MMV is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it is not required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because MMV is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

MMV’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a British Virgin Islands business company. The statutory requirements of MMV’s home country of British Virgin Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of MMV, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. MMV, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that MMV’s home country’s rules do not. Following British Virgin Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a Foreign Private Issuer, MMV is exempt from certain corporate governance standards applicable to US domestic issuers, if MMV cannot continue to satisfy the listing requirements and other rules of Nasdaq, MMV’s securities may be delisted, which could negatively impact the price of its securities and your ability to sell them.

Following the Business Combination, in order to maintain its listing on Nasdaq, MMV is required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. MMV may not be able to continue to satisfy all applicable rules of Nasdaq. If MMV is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list MMV’s securities, or subsequently delists its securities from trading, MMV could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to our securities;

●	a determination that its ordinary shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As a “controlled company” under the Nasdaq Listing Rules, MMV may choose to exempt from certain corporate governance requirements that could have an adverse effect on the public shareholders.

On March 22, 2021, Mr. Yiran Xu, Mr. Yanzhi Wang, Lucky Cookie Holdings Limited, or Lucky Cookie, a company incorporated in British Virgin Islands that is controlled by Mr. Yiran Xu, and Avatar Group Holdings Limited, or Avatar, a company incorporated in British Virgin Islands that is controlled by Mr. Yanzhi Wang entered into an Acting-in-Concert Agreement, pursuant to which Mr. Yanzhi Wang and Avatar undertakes that following the completion of the Business Combination, Mr. Yanzhi Wang and Avatar shall take actions in accordance with the instructions of Mr. Yiran Xu and Lucky Cookie with regard to any matter submitted to vote by the shareholders of the MMV. As a result of the Acting-in-Concert agreement, Mr. Yiran Xu holds a majority of the voting power of the MMV following the completion of the Business Combination. Accordingly, MMV will be a controlled company under Nasdaq Listing Rule 5615 (c) following the completion of the Business Combination. For so long as MMV remains a controlled company under Nasdaq Listing Rules, it is permitted to elect to rely on certain exemptions from corporate governance rules. MMV’s status as a controlled company could cause its securities to look less attractive to certain investors or otherwise harm the trading price. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company”. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because MMV is incorporated under British Virgin Islands law.

MMV is a BVI business company incorporated under the laws of the British Virgin Islands. MMV’s corporate affairs are governed by its memorandum and articles of association and the laws of the British Virgin Islands. The rights of shareholders to take action against MMV’s directors, actions by MMV’s minority shareholders and the fiduciary duties of MMV’s directors to MMV under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of MMV’s shareholders and the fiduciary duties of MMV’s directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of British Virgin Islands business companies like MMV have no general rights under British Virgin Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. MMV’s directors have discretion under its articles of association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, MMV’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by MMV’s management, users of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against MMV or its management named in this annual report based on foreign laws.

MMV conducts substantially all of its operations in China, and substantially all of MMV’s assets are located in China. In addition, all MMV’s senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for MMV’s shareholders to effect service of process upon MMV or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators, and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “— Risks Related to MMV Operating as a Public Company — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because MMV is incorporated under British Virgin Islands law.”

Future changes to U.S. and non-U.S. tax laws could adversely affect MMV.

The U.S. Congress and other government agencies in jurisdictions where MMV and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting”, including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which MMV and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect MMV and its affiliates.

MMV may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If MMV or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of MMV Ordinary Shares or MMV Warrants, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that MMV or its subsidiaries are not currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, MMV does not expect to provide a PFIC annual information statement for 2021 or going forward.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

MMV was incorporated in British Virgin Islands in 2021 as a merger vehicle to facilitate the business combination (“Business Combination”) between Model Performance Mini Corp. (“MPAC”), a blank check company incorporated in British Virgin Islands in 2021 which was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and MultiMetaVerse Inc. (“Legacy MMV”), which was founded in 2021 in Cayman Islands. Upon closing of the Business Combination on January 4, 2023, MPAC merged with MMV with MMV being the surviving entity. As a result of the Business Combination, Legacy MMV became a wholly owned subsidiary of MMV and the business of Legacy MMV became MMV’s business. Starting from January 5, 2023, MMV Class A ordinary shares are listed on Nasdaq Global Market under the symbols “MMV” and MMV warrants are listed on the Nasdaq Capital Market and “MMVWW,” respectively. MMV conducts all of its operations and generates all of its revenue through its subsidiaries and VIEs in the PRC.

Legacy MMV commenced its operations in 2015 through its VIEs and subsidiaries in the PRC. Starting from March 2021, Legacy MMV underwent a series of restructuring transactions, which primarily included:

●	In March 2021, Legacy MMV was incorporated under the laws of the Cayman Islands.

●	In March 2021, MultiMetaVerse HK Limited was incorporated under the laws of Hong Kong as a wholly-owned subsidiary of Legacy MMV.

●	In April 2021, Shanghai Mi Ting Culture and Creative Co., Ltd., or Shanghai Mi Ting, was incorporated in the PRC as a wholly owned subsidiary of MultiMetaVerse HK Limited. In May 2021, Shanghai Mi Ting entered into a series of contractual arrangements, with Shanghai Jupiter Creative Design Co., Ltd., or Shanghai Jupiter, as well as its shareholders. As a result, Legacy MMV obtained control over Shanghai Jupiter and its respective subsidiaries through these contractual arrangements.

We are regarded as the primary beneficiary of Shanghai Jupiter and its subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our combined and consolidated financial statements in accordance with U.S. GAAP.

We refer to Shanghai Mi Ting as our wholly foreign owned entity, or WFOE, and to Shanghai Jupiter and its subsidiaries as our variable interest entities, or VIEs, in this annual report. For more details and risks related to our variable interest entity structure, please see “— C. Organizational Structure — Contractual Arrangements with MMV VIEs and Their Respective Shareholders” and “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to MMV’s Corporate Structure.”

Subsequent to the closing of the Business Combination, an assignee of Prominence Investment Management Ltd. (“Prominence”) completed the subscription of 450,000 MMV Ordinary Shares at $10.00 per share for an aggregate subscription price of $4,500,000, pursuant to a subscription agreement previously entered into among Prominence, MPAC and MMV.

On February 7, 2023, we filed a registration statement on Form F-1, to which a prospectus forms a part, related to:

●	the issuance by us of

o	up to 2,874,994 MMV Class A ordinary shares that are issuable upon the exercise of the MMV Public Warrants, which were previously registered, and

o	up to 146,250 MMV Class A ordinary shares issuable upon the exercise of the MMV Private Placement Warrants, and

●	the resale from time to time of

o	up to 146,250 Private Placement Warrants,

o	up to 2,874,994 MMV Class A ordinary shares issuable upon exercise of MMV Public Warrants,

o	up to 146,250 MMV Class A ordinary shares issuable upon exercise of MMV Private Placement Warrant,

o	up to 1,759,250 MMV Class A ordinary shares issued to the Sponsor pursuant to the Merger Agreement in connection with the Business Combination for (a) the cancellation of 1,437,500 Class B ordinary shares and 292,500 MPAC Class A ordinary shares previously held by the Sponsor, and (b) the conversion of the rights underlying the 292,500 MPAC Private Placement Units, with each right entitling the holder thereof to receive one-tenth of one MPAC Class A ordinary share upon the consummation of an initial business combination,

o	up to 450,000 MMV Class A ordinary shares issued in the PIPE Financing, and

o	up to 23,948,831 MMV Class A ordinary shares issued to certain former shareholders of Legacy MMV pursuant to the Merger Agreement in connection with the Business Combination for the cancellation of ordinary shares of Legacy MMV previously held by such shareholders.

Our principal executive offices are located at Building D3, No. 718, Lingshi Road, Jingan District Shanghai, China. Our telephone number at this address is +86 21 61853907. Our registered office in the British Virgin Islands is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://www.multi-metaverse.com/. The information contained on our website is not a part of this annual report.

 Recent Regulatory Development

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. For example:

●	PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are constantly evolving. Various regulatory bodies in China, specifically the Cyberspace Administration of China (the “CAC”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. According to Article 7 of the Measures of Cybersecurity Review (the New CAC Measures”) which was promulgated by the CAC, together with 12 other departments on December 28, 2021 and entered into force and effect on February 15, 2022, a network platform operator that holds personal information of more than one million users shall report to Cybersecurity Review Office for cybersecurity review when it seeks to list its securities overseas. Shanghai Jupiter received a notification (No. 2022072101) from the Cyber Security Review Office, the department of the CAC in charge of cybersecurity review, advising that the Business Combination and our listing on Nasdaq is not subject to cybersecurity review.

●	China Securities and Regulatory Commission (the “CSRC”) released the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) on February 17, 2023, which has become effective on March 31, 2023. The Overseas Listing Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas securities offering and listing by PRC domestic companies, and clarify the determination criteria for indirect overseas listing in overseas markets. As advised by our PRC legal counsel, we will not be required to comply with the filing requirements under the Overseas Listing Trial Measures in connection with the Business Combination and our listing on Nasdaq.

Currently, no PRC laws and regulations are in force requiring that MMV obtain permission from PRC authorities for the Business Combination and its listing on Nasdaq. However, any future securities offerings and listings outside of mainland China by MMV, including but not limited to follow-on offerings, secondary listings and going private transactions, will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner. In addition, the aforesaid laws, regulatory requirement and interpretations thereof are evolving. There remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities. If it is determined in the future that the approval, filing or other administrative procedures of the CSRC, the CAC or any other regulatory authority is required for our subsequent securities offering and we fail to complete and obtain such approval, filing or other administrative procedures in a timely manner or at all, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations, as well as the trading price of our securities. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any securities offering we may undertake in the future. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals in the future, we may be unable to obtain such approvals or a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. These legal and operational risks and uncertainties associated with being based in China may materially and adversely change our operations, affect the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors could cause the value of our securities to significantly decline or be worthless. For further details and for risks related to regulatory approvals on overseas listings, see “Item 3. Key Information —3.D. Risk Factors — Risks Related to Doing Business in China — The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information —3.D. Risk Factors — MMV faces challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. The Chinese government exerts substantial influence over the manner in which the operating entities conduct their business activities, and may intervene or influence such operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in such operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or be of no value. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.”

Contractual Arrangements and Corporate Structure

In May 2021, the WFOE entered into a series of contractual arrangements with Shanghai Jupiter and its shareholders (“VIE Agreements”). These agreements or their forms are filed as exhibits to the registration statement on Form F-1 of which this prospectus is a part and include: (i) a Technical Consultation and Service Agreement between the WFOE and Shanghai Jupiter Creative Design Co., Ltd., which enables MMV to receive substantially all of the economic benefits of Shanghai Jupiter, (ii) four Proxy Agreements entered by the WFOE with each of Shanghai Jupiter’s shareholders, respectively and four equity pledge agreements entered by the WFOE and Shanghai Jupiter with each of Shanghai Jupiter’s shareholders, respectively, which provide MMV with effective control over Shanghai Jupiter, and (iii) four Exclusive Call Option Agreements entered by the WFOE and Shanghai Jupiter with each of Shanghai Jupiter’s shareholders, respectively, which provide MMV with the option to purchase all of the equity interests in Shanghai Jupiter. MMV exercises control over the VIEs and become the primary beneficiary of the VIEs for accounting purposes through the VIE Agreements, which are less effective than direct ownership. MMV’s control over the VIEs and MMV’s position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that MMV met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) MMV controls Shanghai Jupiter through power to govern the activities which most significantly impact the Shanghai Jupiter’s economic performance, (ii) MMV is contractually obligated to absorb losses of Shanghai Jupiter that could potentially be significant to Shanghai Jupiter, and (iii) MMV is entitled to receive benefits from Shanghai Jupiter that could potentially be significant to Shanghai Jupiter. Only if MMV meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, MMV will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as MMV’s consolidated affiliated entities for accounting purposes.

Neither MMV nor its subsidiaries, including the WFOE, own any equity interest or direct foreign investment in the VIEs. The VIEs are owned by PRC citizens or entities who are MMV’s founder, co-founders, or beneficially owned, controlled by or under common control with MMV’s shareholders, with whom MMV has contractual arrangements. MMV exercises control over the VIEs and become the primary beneficiary of the VIEs for accounting purposes through the VIE Agreements, which are less effective than direct ownership. The shareholders of the VIEs may not act in the best interests of MMV or may not perform their obligations under these contracts. Such risks exist throughout the period in which MMV intends to operate certain portions of its business through the contractual arrangements with the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, MMV could face heightened risks and substantial costs in enforcing these contractual arrangements. Although contractual arrangements similar to the VIE Agreements have been widely adopted by PRC companies seeking for listing aboard, such arrangements have not been tested in any of the PRC courts. The legal system in the PRC may not be as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit MMV’s ability to enforce these contractual arrangements. At the same time, there are very few precedents and limited formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people’s court at the place where the arbitration commission is located under certain circumstances, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event MMV is unable to enforce these contractual arrangements, or if MMV suffers significant delays or other obstacles in the process of enforcing these contractual arrangements, MMV may not be able to exert effective control over its VIEs, and MMV’s ability to conduct its business may be negatively affected. In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds the VIE Agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, MMV could be subject to severe penalties or be forced to relinquish its interests in Shanghai Jupiter or forfeit its rights under the contractual arrangements. See “— C. Organizational Structure — Contractual Arrangements with MMV VIEs and Their Respective Shareholders” and “Key Information — 3.D. Risk Factors — Risks Relating to MMV’s Corporate Structure.”

Permits and Permission Required from the PRC Authorities

As of the date of this registration statement/prospectus, the PRC Subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for its business operations in the PRC, including the value-added telecommunications business operating license, license for production and operation of radio and television programs and operating license of publication. However, the licensing requirements in China are constantly evolving, and we may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. We cannot assure you that the PRC Subsidiaries or the VIEs will be able to satisfy such regulatory requirements, and as a result, the PRC Subsidiaries or the VIEs may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If the PRC Subsidiaries or the VIEs (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain additional permissions or approvals in the future, the PRC Subsidiaries or the VIEs may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition and results of operations. For a list of licenses and approvals that the PRC Subsidiaries and the VIEs are required to obtain for MMV’s and the VIE’s operations in China as of the date of this registration statement/prospectus, see “— B. Business Overview — Licenses and Approvals.” For risks relating to licenses and approvals required for MMV’s and the VIEs’ operations in China, see “Key Information — 3.D. Risk Factors — Risks Related to MMV’s Business and Industry — Any lack of requisite approvals, licenses, or permits applicable to MMV’s business may have a material and adverse impact on MMV’s business, financial condition, and results of operations.” If the WFOE, the PRC Subsidiaries and the VIEs fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for operating their business in China, financial condition and results of operations may be materially and adversely affected.

Assets Transfer between MMV and the VIEs

To date, the VIEs have not distributed any earnings or settled any amounts owed under the VIE agreements to MMV or the WFOE. MMV does not have any plan to direct the VIEs to distribute earnings or settle amounts owed under the VIE agreements in the foreseeable future. To date, there has been no transfer of cash or other assets between MMV and the VIEs.

Dividends or Distributions Made to MMV and U.S. Investors by MMV’s Subsidiaries and the VIEs and Tax Consequences

To date, MMV’s subsidiaries and the VIEs have not made any dividends or distributions to MMV and MMV has not made any dividends or distributions to its shareholders either. In addition, subject to the passive foreign investment company rules, the gross amount of any distribution that MMV makes to investor with respect to its shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of MMV’s current or accumulated earnings and profits, as determined under United States federal income tax principles. If MMV is considered a PRC tax resident enterprise for tax purposes, any dividends MMV pay to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — If MMV is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

MMV currently has not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between MMV, the WFOE, the VIEs, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of MMV’s income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, MMV may not be able to pay dividends in foreign currencies to its shareholders.

If MMV is considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — If MMV is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Cash is transferred among MMV, the WFOE, and the VIEs, in the following manners: (i) funds are transferred to the WFOE, from MMV as needed through Legacy MMV and MultiMetaVerse HK Limited, or the Hong Kong Subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by Shanghai Jupiter, to the WFOE, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by the WFOE, to MMV through the Hong Kong Subsidiary and Legacy MMV; and (iv) the WFOE and Shanghai Jupiter, lend to and borrow from each other from time to time for business operation purpose. As a holding company, MMV may rely on dividends and other distributions on equity paid by WFOE for its cash and financing requirements. If WFOE incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to MMV.

The following diagram illustrates the typical fund flow among MMV, the WFOE, and Shanghai Jupiter.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the PRC Subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, the PRC Subsidiaries and the VIEs are restricted to transfer a portion of their net assets to MMV either in the form of dividends, loans or advances. Even though MMV currently does not require any such dividends, loans or advances from the PRC Subsidiaries and the VIEs for working capital and other funding purposes, MMV may in the future require additional cash resources from the PRC Subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to its shareholders. MMV is permitted under the laws of British Virgin Islands to provide funding to its subsidiaries in Hong Kong and mainland China through loans or capital contributions without restrictions on the amount of the funds. Hong Kong Subsidiary is also permitted under the laws of Hong Kong SAR to provide funding to MMV through dividend distributions without restrictions on the amount of the funds.

B. Business Overview

MMV’s Mission

MMV is committed to building an open, immersive, and multi-experienced entertainment world with high-quality original contents and a wide range of professional user generated content.

Overview

MMV is an animation and entertainment company devoted to establishing an open community for its global users (a collective reference to its animation viewers, game players, and content creators) and to providing high-quality and immersive entertainment experience by way of original contents, user-generated contents (“UGC”), and professional user-generated contents (“PUGC”).

MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among the younger audience in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. MMV has also developed and augmented new brands, stories, and characters, such as Neko Album. MMV creates content and capitalizes on its brands to provide its users with intriguing, multi-faceted, and interactive virtual entertainment services and products.

MMV’s Business

MMV has developed a business model that centers around its proprietary brands leveraging its brand appeal to MMV’s users. MMV’s proprietary brands are established by developing original and compelling animated content. To provide multi-faceted entertainment experiences for its fans, MMV designs, develops and operates mobile games, and designs, manufactures and sells merchandise based on these brands. MMV has also devoted resources to laying a foundation for the development of new brands as well as providing animation production and other technical support services to third party customers. In summary, MMV’s business is primarily comprised of the following four pillars:

●	Creation and operation of proprietary animations: MMV’s in-house creative content team and animation production team lead the creation of its own proprietary brand and animation series. Each season of MMV’s animation series is typically released on a weekly basis on popular online video platforms such as Bilibili. MMV generates licensing revenue from granting these platforms licenses to broadcast its animated contents. In addition, these series are broadcast on television domestically and overseas, which further expands MMV’s brand presence and promotes its global development. MMV is developing and has launched a number of proprietary brands and animation series, including Aotu World, Aotu Academy, Neko Album and Blade of Vengers. Aotu World the Animation, MMV’s signature animation franchise, celebrated its sixth anniversary in June 2022, and had four seasons exclusively on Bilibili since April 2022.

●	Development and operation of games and apps: MMV develops mobile games and apps based on its proprietary brands and contents. MMV creates games that integrate with the animation series’ storyline, which provides an additional layer of interaction and immersive experience for its fans. MMV has launched multiple games under its Aotu World brand, and operates these games primarily on a free-to-play model. Players can download the games free of charge but are charged for the purchase of in-game virtual items to enhance game-playing experience. MMV distributes its mobile games through its proprietary channel, App Store and various Android-based app stores and platforms. The gross revenue generated from players is subject to revenue share with distribution channels and service fees to payment providers. MMV continues to expand and strengthen its mobile game development team and development capacity to serve as a foundation for the introduction of additional games to the market. By leveraging the valuable experience accumulated during the development and operation of its current live games, MMV endeavors to create greater commercial value from the launch and operation of its pipeline of games and apps.

●	Merchandise sales and licensing: MMV sells merchandises that are developed based on its proprietary brands to distributors and end customers. MMV’s merchandises currently include animation collectibles, books, stationery, apparel, plush toys and other commercial appealing products. MMV has an internal design, supply chain management and e-commerce team to manage its merchandise sales business with the production outsourced to third-party manufacturers. MMV conducts its merchandise sales to end customers primarily through its proprietary storefront on online vendor platforms, such as Tmall.com and Taobao.com, as well as through distributors. In addition to its own merchandise sale business, MMV also grants third party license rights to develop and market merchandise for which MMV receives a portion of its sales revenue as licensing fees.

●	Animation production services: MMV provides animation production services to third party clients. These clients include animation companies, gaming companies and other entertainment companies. The provision of these services contributes to expanding MMV’s animation production capacity and enables MMV to gain additional experience, expertise and market insight.

MMV believes that it is an industry innovator and pioneer, not just for the original contents it creates but also for the business model under which it produces and promotes these contents. In addition to creating content in-house, MMV utilizes a user-oriented approach and encourages fan participation in the creative process via its “Core Platform”. The Core Platform provides users with creative inspiration and guidance, license of art assets, tools and technologies, and other support for the development and promotion of UGC. This has helped diversify MMV’s content offerings and nurtured a culture within its user community that creates and shares UGC. The user-oriented approach adds to MMV’s identification of high-quality UGC, which it refers to as PUGC. Under the structural guidance of its Core Platform, MMV believes that its UGC and PUGC materials contribute to the growth and popularity of its proprietary brands, broaden the spectrum of its entertainment content and inspire the development of new storylines and ideas.

MMV’s Achievements

Aotu World started as an animation series, which MMV refers to as Aotu World the Animation. Season one of Aotu World the Animation was first broadcasted in 2015. Since its initial introduction, over 110 television channels in Mainland China have broadcast the series, and it has also expanded its influence globally. MMV has continued to develop the animation series with the fourth season currently airing. The animation series had an accumulated total view of approximately 0.95 billion as of March 2023 on Bilibili alone, which ranked first among all Chinese Original Animation Brands based on views on Bilibili. Since its initial release, Aotu World has gradually developed into an independent universe with its own characters and storylines, as well as source material for diverse entertainment genres, including original comic books, short videos, merchandise and mobile games. In addition, MMV has marketed its contents and products via the internet with derivative artworks and animated contents, and these original contents have successfully attracted followers as well as contributed to the maintenance and promotion of the brand’s popularity on social media.

MMV has cultivated a UGC culture within its community. MMV has gained a large number of followers on various social media platforms that are popular among Generation Z in China. As of March 2023, MMV had approximately 1.9 million followers on Bilibili, 2.3 million followers on Douyin, 3.4 million followers on Kuaishou, 928,000 followers on Weibo and 454,000 followers on Ban Ci Yuan.

MMV’s relationship with its users goes beyond a unilateral relationship through which its users casually view MMV’s animation series. Instead, MMV’s users participate in the creation of UGC in the form of online discussions, cosplay, user-generated artworks and comics, stories, videos, music and even video games. Aotu World is a popular animation on leading UGC focused fan communities in China. There are hundreds of new Aotu World based UGC posts uploaded on Bilibili on a daily basis. Aotu World also ranked as the most popular brand on Lofter’s Popular Artistic Painting and Drawing Poll, surpassing all other domestic or foreign ACGN brands. As of March 2023, Aotu World the Animation ranked first in terms of fanbase and number of UGC posts among global ACGN brands on Ban Ci Yuan. To promote this community growth around its brand, MMV shares Aotu World character model files for use by UGC creators. The UGC created in association with MMV’s animation content reflects its fan’s engagement with its storyline and characters. In addition to contributing to the promotion of the Aotu World brand, UGC supply creative concepts and ideas that enable MMV to further develop and diversify its entertainment genre.

MMV has also developed a business model that monetizes its original animated content and brand through derivative products. MMV’s derivative products mainly include mobile games and brand merchandise. Aotu World the Game was MMV’s venture into building an interactive entertainment platform and has attracted approximately 13 million cumulative registered users as of March 2023. MMV has also developed and marketed over 2,220 merchandise items as of March 2023, which not only offers actual companionship to its users but also contributes to MMV’s cash flow. MMV intends to develop additional games and apps, and to further capitalize on its animated content and userbase as a launchpad to develop new proprietary brands, content offerings and multi-faceted online and offline entertainment experience.

Industry Barrier and Opportunity

Traditional gaming and entertainment companies rely on occupationally generated contents (“OGC”) to develop proprietary brands, animation, games, and other entertainment genres. This reliance on OGC requires significant upfront investment due to high development costs. To ensure the economic return from the content developed, these companies are inclined to use similar and repetitive game designs and mechanisms, which have been proven by the market. We believe a general reluctance among developers to take on risks may have left a large volume of creative concepts underdeveloped or undeveloped, resulting in a lack of product diversification among the contents developed and more limited interactions between the content and its fanbase. MMV believes that this circumstance has become an important barrier to the overall development of the industry, and endeavors to overcome this barrier through its Core Platform, business model, and development strategy.

MMV’s Solution

MMV’s Core Platform supports, incubates, and guides the development of its proprietary brands created in-house and UGC and PUGC created by its users. It is designed to encompass a range of support for content creators, including investment, incentives, tools, development support, IP support, creator community, crowdsourcing platform, publishing support, and cross-promotion. MMV’s Core Platform aims to foster creative concepts and nurture the development of its UGC and PUGC into successful commercially viable intellectual property that may be developed into animation, games and merchandise.

MMV believes that the functionalities under its Core Platform can lower industry barriers for content creators. For example, creative talents who are deeply connected and inspired by MMV’s content may be motivated to independently develop additional concepts. However, successful animation or game development may be a daunting task for those with financial, technological, and commercial limitations. MMV provides support to PUGC creators with a burgeoning concept by assisting in the incorporation, materialization, and commercialization of their concept through MMV’s Core Platform.

As part of its effort to create an open community to promote its proprietary brand, MMV has made various Aotu World art assets available to the public free of charge through its Core Platform, and will continue this initiative by providing additional art and technical resources to its fanbase. This provides UGC creators with a foundation to develop content under the Aotu World brand. This provides UGC and PUGC creators with a foundation to develop high-quality animations, games, and other content offerings under the Aotu World Brand. MMV believes that this helps strengthen engagement with its Aotu World users, and helps to identify talented PUGC creators with more sophisticated content and technical expertise within the UGC community. MMV views these PUGC creators as potential business partners that MMV can engage for the development of content and support the “creator to customer” concept valued by MMV. Furthermore, MMV’s Core Platform allows PUGC creators to directly benefit from the potential commercial success of their content. MMV believes this “money to the creator” concept incentivizes PUGC creators to participate in the brand’s long-term development.

MMV has gained a large number of followers on various social media platforms that are popular among Generation Z in China. As of March 2023, MMV had approximately 1.9 million followers on Bilibili, 2.3 million followers on Douyin, 3.4 million followers on Kuaishou, 928,000 followers on Weibo, and 454,000 followers on Ban Ci Yuan, and has become a popular and active source for UGC creation in terms of the volume of UGC created. The use of and engagement with UGC/PUGC creators not only increases the talent pool for content development which supplements MMV’s internal creative team but may also reduce the costs related to the development and marketing of the Aotu World brand.

In short, MMV aims to diversify content for online entertainment by lowering industry barriers, and reducing friction between users and creators by promoting the “creator to customer” model. MMV believes its business model addresses challenges faced by traditional gaming and entertainment companies by modifying the creative process in a way that can broaden the range of creative concepts developed while lowering development costs.

Strengths

Business Synergy Creating Value Chain Capabilities

MMV’s business centers around its proprietary brands and covers the animation series, gaming and merchandise segments of the industry value chain. The synergy established among these segments forms the foundation for MMV’s business operation. MMV has developed original animation series that has gained a following among the younger audience in China. Based on these animation series, MMV develops various mobile games that integrate the original animation’s storyline to create an immersive experience for its users. In addition, MMV designs, develops and distributes merchandise based on its proprietary animation series and games. MMV leverages its existing animation fanbase, which allows MMV to efficiently promote its games, merchandise, content, or other products and services to a readily available audience pool. The mobile games and merchandise generate revenue and profits for MMV, while further engaging its fanbase. At the same time, MMV can acquire a deeper understanding of users’ preferences from market feedback to create animations and games that better serve users’ demands. The synergy established between MMV’s businesses contributes to its content’s popularity, staying power and earning potential.

MMV’s flagship brand Aotu World exemplifies the synergy created under its business model. MMV launched the first season of Aotu World the Animation in 2015 and has subsequently released three more seasons. The animation series gained popularity among young fans with an accumulated total view of approximately 0.95 billion as of March 2023 on Bilibili alone, which ranked first among all Chinese Original Animation Brands on Bilibili. The traction of the animation series led to MMV’s development of multiple mobile games under the Aotu World brand. To further leverage the popularity of the Aotu World brand and to attract more fans, MMV also designs and sells Aotu World merchandise, including comic books, action figures, stuffed toys, and other collectibles and functional items. The synergy created from the operation of various business segments forms a foundation for the commercialization of MMV’s creative content. MMV plans to develop other proprietary brands and continue to capitalize on the synergies between its businesses to enhance its monetization ability.

Furthermore, MMV encourages users to create UGC, which can further bring vitality and inspiration to its animation and game development process. Moreover, MMV’s provision of animation production services to third parties helps strengthen its own production capabilities and allows MMV to gain additional insights and expertise which can be applied to MMV’s other business segments. MMV’s integration of different business lines generates synergies and facilitates a virtuous cycle for its operation. This synergy strengthens MMV’s ability to effectively retain users and capture greater commercial value.

A Thriving Proprietary Brand with Robust Monetization Potential

The established fanbase of MMV’s Aotu World brand provides a robust base for monetization. MMV engages its user base through its creative contents and strives to meet their demands for brand related entertainment genres and merchandise. MMV currently generates a substantial portion of its revenue through Aotu World the Game, sales of brand merchandise and licensing.

MMV recognized its brand monetization potential in early 2017. In response to popular demand for Aotu World related merchandise, MMV started an online campaign for its users to fund the design and manufacturing of Aotu World related merchandise. In return, participating users would be the first recipients of official Aotu World merchandise. At the conclusion of the event, MMV received approximately RMB3.1 million in crowd funding, which held the record for the largest amount raised through crowd funding for an animation series on modian.com as of March 2023. This event marked the beginning of its merchandise sales, and MMV has developed over 2,220 Aotu World merchandise as of March 2023, including comic books, action figures, stuffed dolls, apparel, costumes, trading cards, and other collectibles and functional items. From 2017 to 2022, its total merchandise sales increased from RMB2.8 million to RMB26.4 million, representing a CAGR of 56.6%.

MMV commercially launched Aotu World the Game in June 2020 as its trial run to monetize its brand by way of a mobile game. In the first six months after its commercial release in the PRC, MMV had accumulated 7.4 million users and generated approximately RMB74 million top-up. By March 2023, Aotu World the Game had accumulated approximately 13 million registered users in total. The operation of Aotu World the Game has enhanced and improved MMV’s understanding of its users’ demands and expenditure needs in the gaming realm. MMV has assembled an experienced game development team to design and develop a major update, titled Project A, to an existing live game under the brand of Aotu World. With its established user base, accumulated experience as well as its continuous upgrades and development of game products, MMV believes it will be able to better monetize its proprietary brands through its mobile and video game business.

Furthermore, MMV’s proprietary animation series have been reproduced in foreign languages and were broadcast on television networks in Japan, Russia, Vietnam and other countries. MMV plans to enhance its brand by further expanding its international reach, and by introducing its proprietary brands, contents and merchandise to the international market.

In addition to business related to its proprietary brands, MMV also provides animation production services, which commenced in mid-2019 and have grown to become a key component of MMV’s revenue. For the year ended December 31, 2021 and 2022, the revenue from animation production services accounted for 28.1% and 28.6% of MMV’s consolidated revenue, respectively. The revenue from animation production services achieved a year-over-year growth of 18.8% from 2021 to 2022.

A Growing Product Pipeline Fueled by MMV’s Engaged User Base

MMV’s product pipeline mainly consists of animations, games and other metaverse-oriented content offerings. MMV released the fourth season of Aotu World the Animation in April 2022 and plans to sustain its brands’ popularity by releasing additional animated series. MMV uses a cyclical creative content development process in which MMV offers intriguing subject matters for its users to produce creative contents. In turn, these UGC provides a source of inspiration for MMV’s product and content development. MMV’s Aotu World brand is an example of this cyclical development process. The in-house creative content team interacts and works with UGC and PUGC creators during both the creative origination and content production process. MMV also heeds its users’ contributions and contemplates suggestions for animation creation, gaming development, and merchandise design and sales.

MMV is developing or co-developing three gaming pipeline projects — Project AI, Code Name Aotu and Aotu Meta Planet. These new games are based on Aotu World the Animation’s main storyline and encourage user participation through different gameplays. Project AI is a video game to be co-developed with an AI technology partner, and is expected to be of AAA-quality and available for cross-platform use. It is designed to provide immersive experience to users in the metaverse of Aotu World, where users can interact with AI beings supported by Xiaoice Framework. Code Name Aotu is designed as a match-3 game with card collecting elements, capturing young female user base. Aotu Meta Planet is designed to be a role-playing simulation game that enables users to explore and develop in the open world and offers abundant freedom and opportunities for UGC creation.

In addition to games, MMV is also developing other metaverse-oriented contents to broaden its online content offerings. Code Name Rabbit Hole is intended to be an innovative social media platform for animation enthusiasts, which facilitates the creation and distribution of cartoon or animation-styled UGC. MMV is also actively exploring the potential application of various metaverse-related concepts, such as play- to-earn model and non-fungible tokens, or NFTs, of its characters and in its games.

MMV’s pipeline of entertainment products is inspired by and designed for its users, and MMV will continue to make available its animation and game development source files and tools to encourage user participation and drive PUGC creation. The UGC produced by its active user base provides important sources of creative inspiration for MMV as it expands its current content offering and develops new proprietary brands to broaden its appeal to a larger audience.

Creative UGC Powered by MMV’s Core Platform

Traditional gaming and entertainment companies typically rely on OGC for creative sources, which require significant investment. MMV, on the other hand, believes that some of the finest ideas and creative content come from its fans, which are well-positioned to test and provide feedback on the viability of new concepts. Therefore, while MMV devotes significant efforts to create original content, MMV also encourages its users to help develop their creative concepts through its integrated Core Platform and provides users with the resources to accomplish this goal. MMV’s Core Platform touches on many aspects of the virtual entertainment value chain, from creative concepts, animation, UGC discovery, and technology support, to merchandise and gaming, UGC and other content development. MMV’s Core Platform is designed to utilize the UGC at its disposal to further promote the development of the Aotu World brand as well as initiate the development of new proprietary brands using these UGCs. The Core Platform provides a range of support for content creators, such as investment, incentives, tools, development support, IP support, creator community, crowdsourcing platform, publishing support, and cross-promotion. The Core Platform’s capabilities support MMV’s brand development and guide the management of creative concept development, genre diversification, and monetization. For the development of UGC under the Core Platform, MMV provides support and guidance to the UGC creators in exchange for a percentage of product ownership and future preferential cooperation rights.

One distinguishing feature of MMV’s Core Platform is its ability to identify promising content from PUGC creators, promote relevant content and directly connect the creators to end-users in a cost-efficient manner. Once MMV identifies a creative concept with commercial potential for development, or foresees partnership potential with a certain group of devoted users, its Core Platform would offer the necessary tools to assist in materializing this concept. In addition, the Core Platform can help MMV identify potential investment and acquisition targets and opportunities for business collaboration, which facilitates MMV’s development of a UGC-enabled and highly interactive entertainment brand or genre.

A Visionary and Experienced Management Team

MMV’s Chairman and CEO, Mr. Yiran Xu, is an entrepreneur and industry pioneer with over 28 years of experience in the online gaming and entertainment industry. Mr. Xu is among China’s first generation of game developers and has founded and guided the development of numerous accomplished companies, such as Leyou Technology Holdings Limited, Perfect World Co., Ltd., and other prominent companies in the gaming industry. Mr. Xu led the successful investments in, among others, SNK (Japan), Cryptic Studios, and Runic Studios. Mr. Xu also led the acquisition of Digital Extremes, Splash Damage, set up new studios, and initiated a number of AAA game projects during his tenure at Leyou Technology Holdings Limited. Under Mr. Xu’s leadership, Leyou Technologies transformed into a global AAA video game group, and it was eventually fully acquired by Tencent for approximately US$1.4 billion, which has been recognized as the third-largest deal globally in the video gaming industry in 2020. In recognition of his accomplishments in the gaming and entertainment industry, Mr. Xu was recognized as one of the top ten most influential gaming industry leaders by the PRC National Radio and Television Administration in 2016. In addition to his executive experience in the gaming industry, Mr. Xu is also an experienced venture capitalist and has invested in multiple industries. Leveraging Mr. Xu’s knowledge of the industry and experience in international business development and M&A, MMV believes it has the leadership and management support to grow into a reputable international entertainment company with solid operating results.

Mr. Xu is supported by MMV’s team of experts in content development, technology, business management, and finance. In addition to its internal support team, MMV also actively engages outside industry experts to serve as external consultants and advisors. Consistent with MMV’s business model and culture, MMV’s core team has established an open-minded work culture. The engagement of external consultants provides further strategy and direction through close examination and vetting by visionary experts who are often at the forefront of the industry.

Strategies

Strengthen MMV’s Monetization Capabilities

MMV intends to enhance its monetization potential by further leveraging its recognized proprietary brands and established fan base. MMV generated 68.8% of its total revenue through its merchandise sales, mobile game operation and licensing services in 2022 , and it plans to strengthen its monetization capabilities for these businesses. MMV initially sold Aotu World merchandise through online retailers, such as TMall, which reached a limited segment of MMV’s users. Offline channels represent an additional channel with the potential to further increase MMV’s revenue. MMV currently sells its merchandise through multiple distributors and merchants and expects to continue increasing its distributor base to expand the reach of its merchandise to a broader range of customers in different geographic regions. In addition to Aotu World merchandise, MMV also actively explores and evaluates opportunities to collaborate with other brands to leverage its business model.

MMV’s mobile game operations and development is an important business segment in terms of revenue generated, and the continuing development of the Aotu World mobile games is one of MMV’s priorities. MMV believes that the iteration and updates of Aotu World the Game and Project A under Mr. Xu’s leadership would substantially improve the games’ active user number and revenue. In addition, there are three games currently in development under the Aotu World brand, and Aotu World may continue to provide the creative inspiration for a growing pipeline of games. With its established user base as well as user engagement and support for the brand, MMV believes that its mobile game business can further improve its revenue and profitability after the launch of pipeline games in the near future.

MMV’s revenue from licensing increased by US$1.5 million from 2021 to 2022 and contributed to MMV’s gross profit. As Aotu World’s brand awareness increases, more third-party partners seek to use the MMV’s Aotu World brand for their merchandise and product development, such as stationery and food and beverage package, and additional license opportunities arise from various other online and offline businesses, such as pop-up shops, escape room, and restaurant. MMV has also granted licenses to third party to develop video game and virtual reality entertainment products. The expansion of MMV’s licensing business is expected to further improve MMV’s monetization capabilities. Moreover, the increase in licensing opportunities brings a positive effect to MMV’s brand presence, publicity and popularity, which can further increase MMV’s revenue from other business streams.

In addition, MMV’s animation production business has continued to grow rapidly, achieving a year-over-year growth rate of 18.8% from 2021 to 2022. MMV has gradually built up its reputation for its animation production services, which contributed to the expansion and growth of its client base and pipeline projects. MMV has invested, and will continue to invest, in streamlining production process, developing proprietary technology, and building high-quality production capacity. With these efforts, MMV expects to further increase the profitability of its animation production business.

Greater Investment in Metaverse-oriented Experience and Contents

MMV’s mission is to build an open, immersive, and multi-experienced entertainment world, which satisfies the desires of users across the globe for a parallel digital universe to complement their existence in the real world. In addition to traditional mobile games, MMV is co-developing a metaverse game product titled Project AI, with an AI technology partner, Xiaoice. Project AI is designed to provide immersive experience to users in the metaverse of Aotu World, where they can interact with AI beings supported by Xiaoice Framework. MMV is also exploring other initiatives to integrate play-to-earn mechanisms into its existing game products, as early attempts for the building of a metaverse economic system.

In addition to mobile games, MMV is actively developing other content with metaverse-oriented features. For example, MMV is developing Code Name Rabbit Hole, which is designed to be an innovative social media platform. Users of this platform will be able to transform their verbal exchanges into comics or short anime videos in real-time, and share these contents with the community. Code Name Rabbit Hole is expected to enhance MMV users’ experience through UGC and AI technology and to open up another potential metaverse for animation enthusiasts. MMV intends to continue developing and upgrading product offerings to bring innovative metaverse experiences to its users.

Continue to Enhance MMV’s Core Platform and Encourage UGC Creation

MMV’s Core Platform is the engine that drives MMV’s content and product development process. While MMV believes its Core Platform represents an innovative approach for product development, it also recognizes that the Core Platform must constantly improve to meet the ever-changing industry and consumer demands. Therefore, MMV will continue to invest in and upgrade its Core Platform so that the Core Platform can adapt to the demands and challenges of the ever-changing market.

More specifically, MMV is focused on strengthening the technology support it offers to its UGC and PUGC creators to encourage development of creative concepts. MMV will continue to devote resources to establish an accessible platform for global UGC and PUGC creators to communicate, cooperate and spread their works, which is a key goal of MMV’s Core Platform. MMV intends to provide UGC and PUGC creators with resources and toolsets to reduce the workload of MMV’s content creators and to guide and accelerate the development of creative concepts.

Continue to Broaden MMV’s User Base

MMV’s earning potential depends on its user base, and MMV desires to maintain and expand its user base through providing high-quality and intriguing products and services that meet their entertainment needs. MMV intends to introduce its signature proprietary brand Aotu World to the global market. Aotu World’s grand universe, characters with unique back-stories, and the storyline in which ordinary people can become superheroes are elements that MMV leverages to cater to the global entertainment market. MMV expects this strategy to increase MMV’s popularity and user base, which could further enhance MMV’s revenue base, particularly in game publishing, merchandise and licensing. MMV also strives to expand its user group by developing new brands, such as Neko Album, that targets audiences in different age groups, and by developing new content offerings for each existing brand to retain the interests of audiences as they grow more mature.

MMV’s development and success hinge on the support of its users. Broadening MMV’s user group also has a significant implication for MMV’s Core Platform and business model. MMV intends to continue making its content creation channels accessible to allow users to participate in the creative process. Such support from its users could significantly lessen MMV’s spending on advertising and promotional campaigns. In addition, MMV believes that its users may contribute important creative concepts, and a broader user group increases its talent pool for UGC. MMV aims to provide greater technical and financial support and regulatory guidance to its UGC and PUGC creators through the Core Platform and provide them with the opportunity to develop and potentially commercialize their concepts. In turn, MMV expects to be able to attract a broader spectrum of users, and better understand and anticipate market demands with abundant UGC and PUGC created. MMV believes that this cycle is a pillar for MMV’s future success.

Expand MMV’s Content Offering Through Strategic Acquisitions

Mr. Yiran Xu and MMV’s management team have extensive experience in gaming company acquisitions, and subsequent business development experience in the PRC and the global market. MMV intends to utilize these experiences to diversify its content offering through potential strategic acquisitions. Strategic acquisitions could contribute and accelerate MMV’s growth and broaden MMV’s appeal to its user base. MMV actively explores for developed gaming products that can provide a more open playground for its users to express their creative ideas. In addition to the original content MMV develops, the acquisition of promising games and other entertainment genres can supplement MMV’s operation and enrich its content offering. MMV believes that the UGC at its disposal, the management of UGC communities and its mobile game development capabilities make MMV an appealing business partner.

MMV’s Core Platform

MMV’s mission to be an industry innovator built on creative content gives rise to its focus on establishing a system that nurtures the development of creative UGC and PUGC, rather than focusing on one particular brand. MMV believes that this approach can provide a consistent stream of high-quality gaming and entertainment products that are generated by its users for its users, and as a result, contribute to MMV’s long-term success. MMV’s Core Platform and the capabilities it encompasses provide a foundation for MMV to achieve this goal.

MMV’s Core Platform is a platform that drives the operation of MMV’s entire ecosystem. The Core Platform is designed to fully utilize the UGC at its disposal to further develop and monetize MMV’s proprietary brands. For example, to further enhance the commercial value of Aotu World brand, MMV provides relevant art assets and technical resources to Aotu World fans to encourage UGC creation. MMV believes UGC creators, especially PUGC creators, will bring new ideas and content that can be further explored and monetized. MMV plans to use the same approach to initiate the development of its other proprietary brands, and the integration of resources on the Core Platform is expected to bring synergies to MMV’s operations.

MMV’s Core Platform is the engine that drives the cyclical process starting from UGC game conception and development, commercialization plan and implementation, to marketing and distribution. Upon completion of a development cycle, MMV gathers meaningful input from its users and market participants to restart the creative process of identifying content creators and creative concepts for new developments. The Core Platform’s functionalities are enabled by the following components:

Investment/Incentives

MMV maintains and implements incentive plans to encourage the development of PUGC under MMV’s proprietary brands. In a typical engagement of a PUGC creator, if MMV believes that the PUGC may have broad market appeal, but its creator lacks the necessary resources or comprehensive skillset to further develop this early concept, MMV will provide financial support to the PUGC creator to further develop his/her concept and secure its stakes in the invested projects through contractual arrangements.

The screening process also helps MMV identify acquisition opportunities for targets with commercial potential and mature products that have broad market appeal and large UGC potential. Once MMV identifies and acquires a target, it will utilize the tools and strategies under the Core Platform to further the target’s development by exploring the feasibility of enabling UGC compatibility, incentivizing the development and spread of UGC to further promote the popularity of the original content, and creating more value by monetizing its contents through diversified forms of entertainment, such as mobile and console video game development, animations production, merchandise, sales as well as distributing these content offerings to additional geographic market including the large Chinese consumer market.

Tools

One of MMV’s objectives is to establish an open-source technology hub that caters to the technical needs of its UGC creators. MMV has developed technology and toolsets to produce high-quality animations at lower costs and continues to invest in the development and acquisition of technology for content production. In addition, MMV has been searching and investing in engines, plugins, middlewares and other technology tools that are critical for the creation of metaverse-oriented content. MMV may license these tools, or cause them to be licensed, to PUGC creators to support their development through the Core Platform. To protect MMV’s proprietary know-hows, MMV’s users agree to an end-user agreement to acknowledge that any creations produced using MMV’s proprietary information are for non-commercial use only. Other rights are withheld by MMV and subject to further negotiation on a case-by-case basis.

Development Support

With MMV’s expertise and technical know-how in content production as well as its executive team’s abundant experience in the video gaming industry, MMV is able to offer various development support services to UGC and PUGC creators through the Core Platform, such as advising on concept development, product design, technical design and cross-play development.

MMV firmly believes that making its brands and products UGC-enabled would enhance their long-term monetization potential. In particular, games with UGC support may have a longer user life cycle compared to games with OGC only. Players of OGC do not have the opportunity to contribute to a game’s development, and the OGC’s revenue generation ability fades if players lose interest due to the limited contents. On the other hand, UGC-enabled games and genres actively promote user engagement and involvement in product development, which can unlock a variety of game designs and extend the product’s life cycle.

IP Support

A significant barrier that hinders the development process for an individual PUGC creator is the costs to obtain necessary copyright and trademark licenses. If MMV believes a PUGC creator has made meaningful progress towards realizing a creative concept, MMV may license its copyright and trademark to the PUGC creator to alleviate relevant intellectual property restrictions, including those relating to various art assets created and owned by MMV, such as pictures, animations and sound effects. MMV helps PUGCs and their creators garner user acquisition and retention, especially among existing users of MMV’s proprietary brands. In addition, MMV expects to work with other intellectual property owners and expand the scope of licensable intellectual properties.

Creators Community

MMV’s proprietary brand Aotu World maintains online community following on some of the most popular online forums and social media platforms in China, such as Bilibili, Weibo, QQ, WeChat, Douyin and Lofter. MMV’s content development team actively manages these social media groups and monitors UGC and its creators for ideas with commercial potential. Further, MMV expects to establish and operate its proprietary UGC community to cover creators with a wider range of preferences and skillsets, and to nurture a creative platform for new projects and teams.

Crowdsourcing Platform

MMV expects to establish a platform that connects production companies with freelance artists and other individual creators. This platform can support production company’s UGC efforts, and it can also provide individual creators with more opportunities to monetize their ideas and gain experience through contract work.

Publishing Support

With its experience in publishing various types of content, MMV is able to provide publishing support services to PUGC creators, including advice on publishing strategies and marketing plans and connecting creators with local publishers for greater monetary returns.

In particular, the publication of telecommunication contents in the PRC, including mobile and PC games, is regulated by the PRC National Radio and Television Administration. Any game operator must apply for and obtain an International Standard Book Number (“ISBN”) from the PRC National Press and Publication Administration prior to its commercial launch. The application process can be complicated and daunting for PUGC creators and international gaming companies. MMV is able to provide assistance or handle the publication process to help intriguing contents enter the China market.

Cross Promotion

MMV does not undertake any systematic advertising campaigns. Instead, it uses word-of-mouth marketing to promote its brand and products among its user base. This marketing strategy may extend to the promotion of MMV’s new brands and entertainment products. MMV also actively promotes its PUGC products created by its partnering PUGC creators. MMV believes that cross promotion would mutually benefit MMV and the creator community, which can help MMV’s Core Platform grow into a reputable content distribution platform.

Summary of MMV’s Core Platform

The original intention and ultimate goal of MMV’s Core Platform are to create synergies between PUGC creators and MMV’s resources, which allows MMV and creators to join forces and develop creative concepts with commercial potential. These concepts could in turn diversify content offerings available in the market. Under this approach, if any of MMV’s PUGC creators offer a commercially feasible creative concept, MMV would provide support to guide the development of such creative concept for commercial success. As a result, MMV builds a community in which PUGC creators from around the world can interact and work together to develop a product. In addition to connecting PUGC creators with a common interest, this strategy can also lower the cost of production for MMV. MMV believes this efficient approach, cooperative model, and broad appeal will contribute to its long-term development.

MMV’s Animation Series Aotu World the Animation Overview

Aotu World the Animation

Overview

Aotu World the Animation is a 3D animation series that MMV created based on its original proprietary contents. The story of Aotu World the Animation takes place in a fictitious universe called the “Aotu World.” Aotu World was created by an omnipotent god-like figure, the Creator, who controls the destinies of people living in his universe. The Creator also appoints The Seven, who are seven almighties, to carry out the Creator’s will. Ordinary people of the Aotu World only have one path to change their fate, which is to win in the Aotu Tournament and earn the same ruling power as The Seven. The main storyline follows the beloved characters on their journey to win the Aotu Tournament.

The launch of Aotu World the Animation in 2015 has garnered an active following among the young generation in China and has subsequently fueled the creative passion among MMV’s users. The animation series’ characters like King, Grey, Phantom Shitou, Kalie, Ray and Godrose became virtual idols and household names among MMV’s audience. Furthermore, MMV’s fanbase created various UGC based on Aotu World the Animation, including fan fictions, fan arts, and most notably, fan videos.

As of the date of this annual report, MMV has produced and broadcasted four seasons of Aotu World the Animation. The series was broadcasted on over 110 television channels in Mainland China and it has also expanded its influence globally. The early seasons were broadcasted online on Chinese and overseas video platforms, including Bilibili, Tencent Video, and YouTube. In January 2019, November 2019 and January 2022, MMV entered into exclusive broadcasting license agreements with an affiliate of Bilibili. As a result of these agreements the online broadcasting of all four seasons of Aotu World the Animation in Mainland China have been granted exclusively to Bilibili since April 2022. This MMV original series quickly became one of the top-ranking animation brands produced domestically in China. Furthermore, Aotu World the Animation enjoyed a total of approximately 0.95 billion hits as of March 2023 and was the most popular original animation brands among Chinese animation series on Bilibili. MMV is also expanding the reach of Aotu World the Animation to the global market and the series has been broadcast in a number of other Asian countries and regions.

Awards and Recognitions

In the 2018 Portrait Report of the Generation Z Consumers, referring to people born in the 2000s, sponsored by the All-China Students’ Federation and jointly issued by the QQ Database and China Youth Daily news organization, Aotu World the Animation was recognized as the fourth most popular animation series among the Generation Z consumers in China, and the most popular animation among domestically produced animation series. The All-China Students’ Federation is the organization of China’s top secondary and collegial education institutions. Its recognition of Aotu World the Animation is an endorsement of MMV’s efforts to provide meaningful original contents to the young generation of consumers in China. The appreciation of Aotu World the Animation by the Generation Z consumers is further substantiated by the viewership data available on Bilibili. According to a public poll by Bilibili users, the third season of Aotu World the Animation is the most popular domestically produced animation series in 2020 among the Generation Z consumers. In addition, in the 2020 TAAF×Bilibili China-Japan Animation Awards, Aotu World the Animation was recognized as one of the most popular animations among PRC produced animations in 2020.

In addition to the above awards, Aotu World the Animation has received numerous prestigious awards from prominent industry organizations. In 2020, Aotu World the Animation received an award as one of the Top Ten Copyright Cooperation Holders from the PRC Copyright Protection Center as well as the Top Ten New Animation during the 2018 China IP Industry Annual Conference. MMV received the Bronze Medal of the 14th Annual China Comic Golden Dragon Award at the China International Comics Festival in 2017 for Aotu World the Animation being one of the most popular internet animation series. In recognition of its overall achievements, Aotu World the Animation was also selected as a partner by the 2017 China International Comics Festival.

The recognition of MMV’s Aotu World brand by industry players and its users motivates MMV to further enrich its contents. Since the initial introduction of Aotu World the Animation in 2015, MMV has also published two mobile games, marketed over 2,220 merchandises as of March 2023, and inspired the wave of UGC relating to the Aotu World brand. For more information, please see “— MMV’s Games” and “— MMV’s Merchandise” in this section.

Neko Album the Animation

Neko Album represents MMV’s effort to develop additional proprietary brands. MMV’s approach for Neko Album models after Aotu World, and MMV has developed an animation series and a mobile game under this brand. MMV launched Neko Album the Animation in August 2021.

Neko Album the Animation uses a first-person perspective to tell pleasant and warm everyday life stories between the young vibrant characters and their Neko-girls. The main storyline takes place on a fairy island where humans and egg-shaped kittens live together in harmony. Waken by the strong emotional connection with humans, the kittens grow into Neko-girls and adjust to human life on the island. Neko-girls have their own careers and dreams. They may operate a grocery store chain, train to become a social idol, study in the realm of magic or explore other aspirations. Each episode of the animation is about five minutes in duration and MMV releases one episode per week. The animation series adopts 2D rendering art style with 3D modeling, which is a cost-efficient rendering technique for dependable animation art quality within a controllable production budget.

MMV’s Games

Aotu World the Game

Leveraging the fanbase of the animation series, MMV expanded the Aotu World universe into mobile games. Aotu World the Game is MMV’s first generation mobile strategy role-playing game launched in June 2020 in China. The game retains the main storyline of Aotu World the Animation, and game users enter the virtual Aotu World as Trainee Angels. The users interact with original characters to complete game quests and missions for the ultimate goal of entering the Aotu Tournament as a finalist. The users may also join forces with other users for a quest or fight in a player-versus-player mode for combat experience.

Consistent with MMV’s approach of promoting UGC, Aotu World the Game includes a “mini-theater” function for users to create their own stories by engaging non-player characters, or NPCs, in form of videos within the game. User generated stories are shared in the game, which makes Aotu World the Game a platform for MMV users to gather.

Aotu World the Game attracted over 5.4 million registered users in the first month of operation in China, and has attracted approximately 13 million registered users as of March 2023. We believe that the Aotu World brand user base was an important contributing factor for achieving this user data.

Project A

Project A is MMV’s major game update to one of its existing live games based on the Aotu World brand. Project A is a card gameplay designed and developed by MMV’s experienced in-house game development team with a track record in card games. Project A combines new storylines with the main storyline of the animation series and incorporates animated content, which can help fans build a stronger bond with the animation. The game update was launched in February 2023. MMV licensed the exclusive operation of Project A in Mainland China to Shanghai Youmier Network Technology Co., Ltd, which is a related party of MMV. The revamped Project A began to generate revenue for the first time since its initial introduction.

Games and Apps under MMV’s Pipeline

MMV has been investing in its research and development activities to lay the foundation for future growth. As of the date of this annual report, MMV’s pipeline is comprised of three games and one app, as follows.

Project AI

MMV is co-developing a metaverse game product titled Project AI with an AI technology partner, Xiaoice. This game will be developed using Unreal Engine, and is expected to be of AAA-quality and available for cross-platform use, which will allow users to access the game from different hardware terminals such as mobile phones, PCs, consoles and VR devices. Project AI is designed to provide an immersive experience to users in the metaverse of Aotu World. Players can interact with non-playing characters in the game, who are actually AI beings supported by Xiaoice Framework. Xiaoice Framework can generate learning data based on user interactions with the AI beings, which can be used to further train these AI beings to provide better feedback to users’ action, and these trainings can make the interaction with these characters more real and natural. This feature will enable game users to be involved in the development of the metaverse, which can potentially bring the exploration of metaverse to a brand-new stage.

Code Name Aotu

MMV is developing Code Name Aotu under the Aotu World brand. It is designed as a match-3 game with card collecting elements, and a gameplay style that may capture young female user base. The main quests in Code Name Aotu follow the storyline of Aotu World the Animation. Aotu World the Animation’s original characters and new story lines will be the game’s main point of attraction. MMV believes the unique combination of gaming and comic book story-telling style will create an immersive experience for its users.

Aotu Meta Planet

MMV is also developing a role-playing simulation game titled Aotu Meta Planet. The game will allow each user to own a particular planet, and users can freely explore and engage in creative activities in the open world. By making their own planet to be a better place to inhabit, users will be able to attract friends and animated character to visit or reside on their planet with various interactions to be unlocked. This game will offer abundant freedom and opportunities for UGC creation, such as building, customization and even game level design, and MMV expects the UGC elements to bring unique social and creative experience for its users.

Code Name Rabbit Hole

Beyond mobile games and video games, MMV is currently developing an innovative social media platform catered to its target audience of animation enthusiasts. With Code Name Rabbit Hole, users will be able to transform their verbal exchanges into comics or short anime videos in real time, which can also be shared with the community and on various other social media platforms. MMV believes its creative users not only seek to express their diversified personalities through UGC short videos or paintings, but also enjoy the animated exchange in daily communication among friends. Code Name Rabbit Hole utilizes MMV’s know-how and experience in animation production to allows its users to present their dialogues beyond words and emoticons. Code Name Rabbit Hole maintains a database of animation characters, backgrounds and situational theatrical property, and employs AI-technology to generate virtual expressions based on the detection of users’ verbal exchange. This allows Code Name Rabbit Hole users to gain a sense of creative achievement through the simple task of verbal exchange. MMV hopes that Code Name Rabbit Hole will further strengthen its close-knit UGC community and open up another potential metaverse for the younger generation.

MMV’s Merchandise

Since the introduction of Aotu World branded merchandise in 2017, MMV has actively sought to promote and expand its merchandise sales and coverage as part of its monetization strategy. Since 2017, MMV has developed over 2,220 merchandise items as of March 2023 and will continue to develop new merchandise for its users. MMV marketed merchandise include items such as comic books, action figures, stuffed dolls, apparels, costumes, trading cards and other merchandise. MMV’s Aotu World branded merchandise business has enjoyed growth. From 2017 to 2022, MMV’s total merchandise sales increased from RMB2.8 million to RMB26.4 million, representing a CAGR of 56.6%.

MMV believes its Aotu World branded merchandise business will continue this upward trend as MMV continues to diversify its products, promote its brand, and establish additional distributional channels to market its merchandise. Furthermore, MMV continues to identify viable partners with original intellectual properties, from whom MMV can obtain licenses to expand MMV’s merchandise portfolio and enhance its revenue base.

MMV’s Animation Production Services

From June 2019, MMV started to provide animation production services, which mainly include animation series and computer graphic (“CG”) works, to third-party customers to utilize its extra capacity and generate additional revenue. The customers for MMV’s animation production services mainly include animation production studios, game developers and publishers. MMV provides services to customers under fixed-price contracts pursuant to which MMV agrees to perform the specified work for a pre-determined price. The provision of these services helps MMV strengthen its animation production capacity and gain additional experience, expertise and market insight that can bring value to MMV’s own animation and game development.

In 2022, three animation series produced by MMV, namely Qian Cong Shou, VG Cat and Face on Lie, were released. As of the date of this annual report, the three animation series are rated 9.6, 9.3 and 8.9 out of 10, respectively, by Bilibili users.

MMV currently has two animation series in production in addition to multiple CG work orders. In addition, MMV has strengthened its production capability in both 2D and 3D animations and streamlined the animation production process with Unreal Engine, a real-time 3D creation tool, which enables MMV to produce animated content within a controllable budget and timeline. As MMV’s business continues to grow, MMV expects to further improve its animation production capacity and increase the profitability of such services.

MMV’s Users

MMV has accumulated a user base through, among others, its Aotu World the Animation series and Aotu World the Game. In addition to the ratings, viewership numbers and game player numbers, MMV’s active fans demonstrate their engagement with MMV’s proprietary brands by the UGC they create.

MMV’s Engaged User Base

MMV has accumulated a following across the major streaming platforms and social media platforms in the PRC, and its fan base is growing in the global market. Aotu World the Animation was first broadcasted on various major online video platforms in the PRC, including Bilibili, Tencent Videos, Sina Videos, Mango TV, iQiyi and Youku. In April 2022, the exclusive broadcast right of Aotu World the Animation was granted to Bilibili. On Bilibili alone, the Aotu World series has accumulated approximately 0.95 billion total views and approximately 3.75 million subscribers as of March 2023.

MMV has gained a following on mainstream Chinese social media platforms. On Douyin, MMV’s official account has 2.3 million fans and received approximately 1 billion likes as of March 2023. On Kuaishou, MMV’s official account has 3.4 million followers and received approximately 100 million likes as of March 2023. MMV has additional fans and followers across various online platforms and social media platforms. The fanbase and engagement on social media contributes to MMV and the Aotu World Brand’s reputation and brand awareness in China.

Moreover, MMV can leverage its user base accumulated through the broadcasting of its animation series and its fanbase on social media for new content and across business lines, which can enhance the commercial value for MMV. Aotu World the Game attracted over 5.4 million registered users in the first month of operation in China, and its total number of registered users in China reached approximately 13 million as of March 2023. For its merchandise business, MMV’s official stores on Tmall.com, Taobao.com and Pinduoduo had over 510,000 subscribed customers as of March 2023.

MMV is dedicated to providing its users with quality entertainment experience, which is rooted in its mission. MMV believes that an engaged user base may contribute to the promotion of MMV’s proprietary brands as well as in the creation and distribution of UGC and PUGC. Purchases of merchandise by its fanbase also form a substantial portion of MMV’s source of revenue. MMV’s user base and UGC can contribute to MMV’s long-term business growth through development of additional propriety brands, production of a variety of entertainment genres and further expand its user base.

MMV’s UGC and UGC Creators

MMV’s user base contributes to the voluminous UGC, which allows MMV to spend a relatively low amount of marketing expenses to promote its proprietary brands. Bilibili has become a prominent forum for the Aotu World community to gather, discuss everything that relates to Aotu World, and share UGC. There are hundreds of new Aotu World based UGC posts uploaded on Bilibili on a daily basis. In addition, Aotu World the Animation was the most popular Chinese animation on Douyin and Kuaishou as of March 2023 for receiving a total of approximately 16.1 billion and 15.3 billion hits, respectively, on Aotu World themed videos comprised mostly of UGC.

MaoGuYeZhi is an animation UGC creator with a presence on social media. Not only does she create commentary videos for Aotu World the Animation to discuss the plot and development of the show, but also produces derivative animated works based on Aotu universe and other original animated works. She has become an influencer in the community of Aotu World fans and animation enthusiasts. As of March 2023, MaoGuYeZhi had accumulated around 488,000 followers on Bilibili.

Lofter, an artistic UGC forum built for fans of every genre, has become another prominent gathering community for Aotu World users. MMV has accumulated over 752,000 users and 2.2 billion views on Lofter for Aotu World as of March 2023; Aotu World consistently ranked as the most popular brand on Lofter’s Popular Artistic Painting and Drawing Poll, surpassing all other domestic or foreign ACGN brands.

BBokyo is one of MMV’s active UGC creators on Lofter. BBokyo has contributed a number of Aotu World illustrations and cartoons on Lofter, and won first place in Aotu World’s first Lofter painting competition. She also creates fan fictions and fan arts based on Aotu World characters.

MMV actively engages UGC creators like BBokyo to participate in its artistic design, storyline, and character discussions.

MMV’s traction among its users is also reflected on other platforms, including Ban Ci Yuan, another popular community for animation enthusiast and UGC in China. Ban Ci Yuan, has also become a communication place for Aotu World users. As of March 2023, Aotu World the Animation ranked first in terms of fanbase and number of UGC posts among global ACGN brands on Ban Ci Yuan. Aotu World Group on Ban Ci Yuan had 3.2 million fans, and these fans created approximately 1.5 million pieces of Aotu World UGC posts.

MMV’s Content Development Teams

MMV has the following teams to support its business operation, product development, and maintenance.

Creative Content Team

MMV’s creative content team provides a source of inspiration for MMV’s animation and gaming development. The team primarily includes writers and comic artists. MMV’s writers and comic artists are the masterminds behind Aotu World the Animation storyline that has attracted millions of users for seven ongoing years. MMV’s creative content team is dedicated to applying their knowledge of its userbase to create appealing content that resonates among MMV’s users. MMV’s energetic creative content team continues to develop new concepts for animation production, which MMV believes will deliver new proprietary brands for MMV.

Animation Production Team

MMV fulfills its animation production needs in-house with a team of animation directors, graphic designers, and graphic programmers. Its production team is structured for efficiency and scalability. MMV’s animation design and production are primarily realized with Unreal Engine. The animation designers and programmers utilize resources in Unreal Engine to develop MMV’s own graphic modules for cost-efficient animation production.

In addition to serving MMV’s internal production needs, the animation production team also provides animation production services to external clients. With its experience in animation production, developing pipeline and the reputation built from its animation series produced for its clients, MMV expects its animation production business to continue to grow and its animation production team to further expand.

Game Development and Operation Team

MMV has assembled a game development and operation team comprised of experienced industry experts. Prior to joining MMV, the game development and operation team had gained experience through successfully developing a number of mobile games operating in various markets and regions. Currently, MMV’s game development and operation team is in charge of updating and operating Aotu World the Game, and also developing a number of pipeline products such as Project AI. As MMV’s contents grow, MMV expects to devote additional resources to expand its game development and operation team to meet its business demands.

Merchandise Team

MMV primarily designs and develops its wide variety of Aotu World brand merchandise in-house and outsources the manufacture of these items to business partners. In addition to merchandise development, MMV’s merchandise team is also responsible for supply chain management, merchandise sales and marketing, operation of online official store, proprietary storefront and distributors, coordination with manufacturing partners, storage and logistics, product delivery supervision, advertising, marketing and customer services management. As MMV continues to build and broaden its offline distribution channel, its merchandise team is given the responsibility of exploring business opportunities with potential distributors and negotiating new deals.

Intellectual Property

Similar to other interactive entertainment and video game companies, MMV’s business depends heavily on the use, creation, licensing, and acquisition of proprietary information and intellectual property. MMV protects its intellectual property through a combination of copyrights, pending and issued trademarks, trade secret laws, restrictions on disclosure, confidentiality provisions and procedures, and other contractual provisions.

MMV intends to protect its technology and proprietary rights; however, no assurances can be given that its efforts will be successful. Even if MMV’s efforts are successful, it may incur significant costs in defending its rights. From time to time, third parties may initiate litigation against MMV, alleging infringement of their proprietary rights or claiming they have not infringed MMV’s intellectual property rights. See the section entitled “Risk Factors” for additional information regarding the risks MMV faces with respect to litigation related to intellectual property claims. As of the date of this annual report, MMV has 770 registered copyrights, 291 registered trademarks, seven registered domain names, and four patents. MMV intends to file additional applications for the grant of patents and registration of its trademarks in China and other jurisdictions as its business expands.

In order to encourage its fans to create UGC, MMV has released 3-D character models, animation files, engine related codes and projects for certain products to the user communities. To gain access to MMV’s published proprietary materials, users must agree to MMV’s statement of rights and disclaimers, which includes various provisions to protect MMV’s intellectual property. In addition, MMV has made efforts to suppress pirated toys and merchandise sold online. MMV has also contracted with third-party copyright protection professionals to monitor potential infringements and defend its proprietary rights.

Seasonality

MMV’s business operation results and its mobile game operation, in particular, are subject to certain seasonal fluctuations. Due to the composition of the user group of MMV’s brands and products, the growth of active users for mobile games tends to occur during school holidays, especially during the extended summer vacation and winter school holidays. Correspondingly, spending by MMV’s active users on mobile games tends to increase during the same periods due to users’ extended gameplay time. These seasonal fluctuations tend to be consistent from year to year but MMV’s quarterly performance has been and will be affected.

Branding and Marketing

MMV primarily relies on social media marketing, word-of-mouth referrals, recognition of its brand, and its user community to attract more users. MMV has created and operated official social media accounts for its animation studios and its animation franchises on mainstream social platforms in China, such as Bilibili, Weibo, Douyin and Kuaishou, and has accumulated following on each platform. For example, MMV has created and operated accounts for its 7DOC Studio on various popular social media platforms. The focus of MMV’s marketing efforts is to further strengthen MMV’s brands and to expand MMV’s ecosystem to connect more users, PUGC creators, and other participants.

In addition, MMV has initiated various marketing activities to further promote its brand awareness among existing and potential users and market participants. For example, MMV markets its products and services through direct marketing, such as anniversary celebration activities and studio tours for fans, collaboration with reputable video platforms and trade shows, such as taking part in anime expos, and other media events.

User Privacy and Safety

Data security is crucial to MMV’s business operations. MMV collects de-identified and non-confidential user data necessary for business operations based on users’ interactions for MMV’s services and products, which have removed plaintext user identity or other sensitive information. Users are required to acknowledge the terms and conditions of the user agreement and privacy policy before accessing MMV’s products and services, under which they consent to MMV’s collection, use and disclosure of their personal data in compliance with applicable laws and regulations. MMV provides users with prior notice as to what data are being collected and undertaken to manage and use the data collected in accordance with applicable laws.

From an internal policy perspective, MMV has established a cyber and data security team responsible for leading, managing and implementing its data security policies, and safeguarding the integrity and security of user data. MMV has also formulated internal rules and policies to govern how it may use and share personal data. It also has protocols, technologies, and programs in place to ensure that such information will not be used or disclosed improperly. MMV stores all user data in an encrypted format and conducts routine backup of these user data. Regarding the internal personnel control, MMV requires employees to agree in writing to protect the confidentiality of data, and strictly limits the number of personnel who can access personal data. For its external interfaces, MMV also utilizes firewalls to protect against potential attacks or unauthorized access. Since MMV’s inception, it has not experienced any material information breach or other system failures which could have led to the loss of confidential information.

Competition

MMV faces competition primarily from other interactive entertainment market players. In particular, its competitors mainly include animation companies, video game companies and, in a larger space, interactive entertainment producers. MMV competes to attract, engage, and retain users, to attract and retain content creators, and to improve and expand its product portfolio and user experience. MMV’s competitors may compete with MMV in a variety of ways, including by providing better content, fulfilling evolving user needs, making acquisitions, as well as conducting brand promotions and other marketing activities.

MMV will continue to compete with its competitors by focusing on (i) the target demographic composition and engagement of its user base, (ii) its ability to provide creative and quality PUGC, (iii) the strength and reputation of its current brands, and (iv) its ability to develop new products and services as well as by continuing to enhance its existing products, content variety, and services to keep pace with user preferences and demands.

As MMV introduces new products and services on its platform and its existing products continue to evolve as well as other companies introduce new products and services, MMV may become subject to additional competition.

Insurance

MMV does not maintain insurance policies covering damages to its network infrastructures or information technology systems. It also does not maintain business interruption insurance or general third-party liability insurance, nor does MMV maintain product liability insurance or key-man insurance. MMV considers its insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Licenses and Approvals

The following table sets forth licenses and approvals that the WFOE, the PRC Subsidiaries and the VIEs are required to obtain for MMV’s operations in China as of the date of this annual report.

Name	Licenses and Approvals	Valid Period	PRC Regulatory Authority
Shanghai Jupiter	Internet Cultural Business License	2021.11.25 — 2024.11.25	Shanghai Municipal Administration of Culture and Tourism
Shanghai Jupiter	Value-added Telecommunications Business Operating License	2019.03.26 — 2024.03.26	Shanghai Communications Administration
Shanghai Jupiter	Business License of Publication	2021.04.19 — 2023.03.31(1)	Shanghai Jing’an District Administration of Culture and Tourism
Shanghai Jupiter	Radio and TV Programs Production and Operation License	2023.04.01 — 2025.03.31	Shanghai Municipal Administration of Radio and Television
Shanghai Jupiter	Business License	2015.02.06 — 2035.02.05	Shanghai Jing’an District Administration for Market Regulation
Shanghai Jupiter	Certificate of High-tech Enterprise	2021.11.18 — 2024.11.17	Science and Technology Commission of Shanghai Municipality, Shanghai Municipal Finance Bureau and Shanghai Municipal Taxation Bureau
Shanghai Caihuan Network Technology Co., Ltd.	Business License	2016.05.26 — 2036.05.25	Shanghai Minhang District Administration for Market Regulation
Shanghai Caihuan Network Technology Co., Ltd.	Business License of Food Operation	2021.05.19 — 2026.05.18	Shanghai Minhang District Administration for Market Regulation
Shanghai Hui Zhi Ren Culture and Creativity Co., Ltd.	Radio and TV Programs Production and Operation License	2023.04.01 — 2025.03.31	Shanghai Municipal Administration of Radio and Television
Shanghai Hui Zhi Ren Culture and Creativity Co., Ltd.	Certificate of High-tech Enterprise	2021.12.23 — 2024.12.22	Science and Technology Commission of Shanghai Municipality, Shanghai Municipal Finance Bureau and Shanghai Municipal Taxation Bureau
Shanghai Hui Zhi Ren Culture and Creativity Co., Ltd.	Business License	Long term	Shanghai Jing’an District Administration for Market Regulation
Shanghai Mobius Information Technology Co., Ltd.	Business License	2016.05.09 — 2046.05.08	Shanghai Jiading District Administration for Market Regulation
WFOE	Business License	Long term	Shanghai Municipal Administration for Market Regulation
Shanghai Ling Xu Technology Co., Ltd.	Business License	Long term	Shanghai Minhang District Administration for Market Regulation
Beijing Mi Ting Technology Co., Ltd	Business License	2021.11.23 — 2051.11.22	Beijing Chaoyang District Administration for Market Regulation

(1)	We are in the process of applying for the renewal of Shanghai Jupiter’s Business License of Publication.

C. Organizational Structure

The following chart shows MMV’s corporate structure as of the date of this annual report, including its principal subsidiaries and its VIEs.

Contractual Arrangements with MMV’s VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, or VATS, and certain other businesses.

MMV is a BVI business company incorporated in the British Virgin Islands. MMV currently conducts its operation in China primarily through Shanghai Jupiter, including value-added online services such as animation production and broadcast, and mobile games development, publication and operation. MMV also plans to engage in VATS businesses and other businesses which may subject to foreign investment restrictions through Shanghai Jupiter and its subsidiaries in the future. MMV operates its business mainly through its VIEs in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, MMV exerts effective control over, and is considered the primary beneficiary of, its VIEs and consolidates their operating results in MMV’s financial statements under the U.S. GAAP. Under the contractual arrangements, MMV provides certain management, technical and financial services to Shanghai Jupiter, and Shanghai Jupiter, in turn, maintains operation control of MMV’s primary business operation in the PRC such as the production of MMV’s animation series and development of its mobile games.

MMV exercises control over the VIEs and become the primary beneficiary of the VIEs for accounting purposes through the VIE Agreements, which are less effective than direct ownership. MMV’s control over the VIEs and MMV’s position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that MMV met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) MMV controls Shanghai Jupiter through power to govern the activities which most significantly impact the Shanghai Jupiter’s economic performance, (ii) MMV is contractually obligated to absorb losses of Shanghai Jupiter that could potentially be significant to Shanghai Jupiter, and (iii) MMV is entitled to receive benefits from Shanghai Jupiter that could potentially be significant to Shanghai Jupiter. Only if MMV meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, MMV will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as MMV’s consolidated affiliated entities for accounting purposes.

Neither MMV nor its subsidiaries, including the WFOE, own any equity interest or direct foreign investment in the VIEs. The VIEs are owned by PRC citizens or entities who are MMV’s founder, co-founders, or beneficially owned, controlled by or under common control with MMV’s shareholders, with whom MMV has contractual arrangements. MMV exercises control over the VIEs and become the primary beneficiary of the VIEs for accounting purposes through the VIE Agreements, which are less effective than direct ownership. The shareholders of the VIEs may not act in the best interests of MMV or may not perform their obligations under these contracts. Such risks exist throughout the period in which MMV intends to operate certain portions of its business through the contractual arrangements with the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, MMV could face heightened risks and substantial costs in enforcing these contractual arrangements. Although contractual arrangements similar to the VIE Agreements have been widely adopted by PRC companies seeking for listing aboard, such arrangements have not been tested in any of the PRC courts. The legal system in the PRC may not be as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit MMV’s ability to enforce these contractual arrangements. At the same time, there are very few precedents and limited formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people’s court at the place where the arbitration commission is located under certain circumstances, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event MMV is unable to enforce these contractual arrangements, or if MMV suffers significant delays or other obstacles in the process of enforcing these contractual arrangements, MMV may not be able to exert effective control over its VIEs, and MMV’s ability to conduct its business may be negatively affected. In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds the VIE Agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, MMV could be subject to severe penalties or be forced to relinquish its interests in Shanghai Jupiter or forfeit its rights under the contractual arrangements. See “Key Information — 3.D. Risk Factors — Risks Relating to MMV’s Corporate Structure.”

The following is a summary of the contractual arrangements by and among Shanghai Mi Ting, Shanghai Jupiter and the shareholders of Shanghai Jupiter.

In the opinion of Global Law Office, MMV’s PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. MMV has been further advised by its PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating MMV’s value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, MMV could be subject to severe penalties, including being prohibited from continuing operating such business. For a description of the risks related to these contractual arrangements and MMV’s corporate structure, please see “Key Information — 3.D. Risk Factors — Risks Related to MMV’s Corporate Structure.”

Technical consultation and service agreement

Under the technical consultation and service agreement dated May 8, 2021 by and among Shanghai Mi Ting and Shanghai Jupiter, Shanghai Mi Ting has agreed to provide the following services (among others) to Shanghai Jupiter:

●	the provision of technical support and marketing services, including, but not limited to consultancy, animation design and production, and cultural exchange activities;

●	the provision of services related to the transfer, leasing and disposal of equipment or assets;

●	the development, maintenance and updates of computer system, hardware and database;

●	the licensing of software legally owned by Shanghai Mi Ting; and

●	the development of application software and related updates and operational support.

Shanghai Jupiter has agreed to pay fees up to its and its subsidiaries’ after-tax profit to Shanghai Mi Ting. This agreement was effective from May 8, 2021 and will continue to be effective unless it is terminated by written notice of Shanghai Mi Ting, or until all of the equity interests in or assets of Shanghai Jupiter have been acquired by Shanghai Mi Ting or its designee under the exclusive call option agreement.

Equity interest pledge agreements

Each shareholder of Shanghai Jupiter entered into an equity interest pledge agreement with Shanghai Mi Ting and Shanghai Jupiter on May 8, 2021. Under such equity interest pledge agreements, each of the shareholders of Shanghai Jupiter agreed to pledge their respective equity interest in Shanghai Jupiter to Shanghai Mi Ting to secure their obligations under the exclusive call option agreement, proxy agreement, and technical consultation and service agreement. Each of such shareholders further agreed to not transfer or pledge his or her respective equity interest in Shanghai Jupiter without the prior written consent of Shanghai Mi Ting. The equity interest pledge agreements will remain effective until the pledgers discharge all their obligations under such agreements.

MMV has completed the registration of equity pledge of Shanghai Jupiter with the relevant offices of State Administration for Market Regulation, or the SAMR, in accordance with PRC laws.

Exclusive call option agreements

Under the exclusive call option agreements entered into by Shanghai Mi Ting, Shanghai Jupiter and each of the shareholders of Shanghai Jupiter, dated May 8, 2021, shareholders of Shanghai Jupiter granted Shanghai Mi Ting or its designee an option to purchase all or a portion of their respective equity interest in Shanghai Jupiter for the minimum amount of consideration permitted by PRC law. In addition, under the exclusive call option agreements, Shanghai Jupiter has granted Shanghai Mi Ting or its designee an option to purchase all or a portion of the assets of Shanghai Jupiter or its subsidiaries for the minimum amount of consideration permitted by PRC law. Each of Shanghai Jupiter and its shareholders agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Shanghai Jupiter without the prior written consent of Shanghai Mi Ting. The exclusive call option agreements will remain in effect until all of the equity interests in or assets of Shanghai Jupiter have been acquired by Shanghai Mi Ting or its designee, or until all parties agree in writing to terminate these agreements, or until Shanghai Mi Ting unilaterally terminates these agreements by written notice.

Proxy agreements

Under the proxy agreements among Shanghai Mi Ting, Shanghai Jupiter and each of the shareholders of Shanghai Jupiter, dated May 8, 2021, each of the shareholders of Shanghai Jupiter, agreed to irrevocably entrust Shanghai Mi Ting or its designee to represent it to exercise all the voting rights and other shareholders’ rights to which it is entitled as a shareholder of Shanghai Jupiter. Each of the shareholders’ proxy agreement will remain effective until all of the equity interests in or assets of Shanghai Jupiter have been acquired by Shanghai Mi Ting or its designee under the exclusive call option agreements, or until Shanghai Mi Ting unilaterally terminates the agreement by written notice.

D. Property, Plants and Equipment

MMV’s principal place of business is located in Shanghai, China. Currently, MMV leases two properties in Shanghai and one property in Beijing with an aggregate gross floor area of approximately 4,906 square meters. These leases vary in duration from one to six years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of MPAC’s financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information.” For purposes of this section, references to “we,” “our,” “us” or similar terms refer to MPAC prior to the closing of the Business Combination.

Our actual results may differ materially from those anticipated in these forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We were a blank check company incorporated in the British Virgin Islands as a business company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On the Closing Date, we consummated the Business Combination pursuant to the terms of the Merger Agreement by and among MPAC, PubCo, Merger Sub, Legacy MMV and certain shareholders of Legacy MMV. On the Closing Date, pursuant to the Merger Agreement, (i) MPAC reincorporated to the British Virgin Islands by merging with and into PubCo (the “Reincorporation Merger”); and (ii) Merger Sub was merged with and into Legacy MMV resulting in Legacy MMV being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”). In connection with the Business Combination, PubCo changed its name to “MultiMetaVerse Holdings Limited” (“MMV”).

Results of MPAC’s Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception through December 31, 2022 were organizational activities and those necessary to prepare for the IPO, and subsequent to the IPO, searching for a Business Combination target, the negotiation of the Merger Agreement and the proposed acquisition of Legacy MMV. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for transaction costs in connection with completing a Business Combination.

For the year ended December 31, 2022, we had a net loss of $2,253,774 which consisted of formation and operating expenses $2,812,222, offset by interest earned on marketable securities held in Trust Account of $522,672 and change in fair value of warrant liability of $35,776.

For the period from January 8, 2021 (inception) to December 31, 2021, we had a net loss of $872,118 which consisted of formation and operating expenses $960,518, offset by interest earned on marketable securities held in Trust Account of $3,580 and change in fair value of warrant liability of $84,820.

B. Liquidity and Capital Resources

For the year ended December 31, 2022, cash and cash equivalents used in operating activities was $1,424,931. Net loss of $2,253,774 was affected by noncash charges related to interest earned on marketable securities held in Trust Account of $522,672, change in fair value of warrant liability of $35,776. Changes in operating assets and liabilities provided $1,387,291 of cash from operating activities.

As of December 31, 2022, we had $2,222,795 of cash (including $2,000,000 proceeds from PIPE investments) held outside of the Trust Account, available for working capital purposes.

For the period from January 8, 2021 (inception) to December 31, 2021, cash used in operating activities was $235,155. Net loss of $872,118 was affected by noncash charges related to formation costs paid by Sponsor of $3,725, interest earned on marketable securities held in Trust Account of $3,580, change in fair value of warrant liability of 84,820. Changes in operating assets and liabilities provided $721,638 of cash from operating activities.

Until the consummation of the Business Combination, our liquidity needs had been satisfied through receipt of $25,001 from the sale of the insider shares, advances from our sponsor and an affiliate of our sponsor in an aggregate amount of $200,000, which was cancelled in connection with the Private Placement and not outstanding as of December 31, 2021, and, following the IPO, the remaining net proceeds from our IPO, Private Placements and the Loan from Legacy MMV.

On April 12, 2021, we consummated the IPO of 5,000,000 units. Each unit consists of one Class A ordinary share, one-half of one redeemable warrant with each whole warrant entitling its holder to purchase one Ordinary Share at a price of $11.50, and one right to receive one-tenth of one Ordinary Share upon the consummation of an initial business combination. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $50,000,000. Simultaneously with the consummation of the IPO, we sold 270,000 Private Placement Units in a private placement transaction at a purchase price of $10.00 per unit to the Sponsor, generating gross proceeds of $2,700,000. We granted the underwriters of the IPO a 45-day option to purchase up to an additional 750,000 units at the IPO price to cover over-allotments, which was subsequently exercised on April 12, 2021. On April 15, 2021, the over-allotment option closed. The total aggregate issuance by us of the over-allotment option units at a price of $10.00 per unit resulted in total gross proceeds of $7,500,000. On April 15, 2021, simultaneously with the sale of the over-allotment option units, we consummated the private sale of an additional 22,500 private Units, generating gross proceeds of $225,000. The Private Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering.

Following the IPO, the sale of the Private Placement Warrants and the exercise of over-allotment option, a total of $58,075,000 was placed in the Trust Account. We incurred $4,120,737 in transaction costs, including $1,150,000 of underwriting fees, $2,012,500 of deferred underwriting fees and $496,269 of other offering costs and $461,968 of fair value of 57,500 representative’s ordinary shares.

On March 29, 2022, June 29, 2022 and September 29, 2022, the Company deposited into the Trust Account for an aggregate of $1,374,101 (representing $0.30 per Class A ordinary share) to extend the Combination Period from April 12, 2022 to January 12, 2023 (three three-months extensions). On September 29, 2022, $36,343,195 was paid from the Trust Account to MPAC public shareholders for redemption of 3,508,994 Class A ordinary shares. The remaining proceeds from the IPO and the sale of the Private Placement Units after redemption were released from the Trust Account until the completion of the initial Business Combination on January 4, 2023.

On January 10, 2022, March 21, 2022, June 21, 2022, June 29, 2022 and September 30, 2022, we received loans for an aggregate of $2,684,975, from Legacy MMV.

On January 4, 2023, we consummated our Business Combination with Legacy MMV pursuant to the Merger Agreement in two steps: (i) we reincorporated to British Virgin Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (renamed to MultiMetaVerse Holdings Limited, “MMV”) (the “Reincorporation Merger”); and (ii) Merger Sub, merged with and into Legacy MMV resulting in Legacy MMV being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”).

Following the Business Combination, we became part of MMV, and all our assets and liabilities became assets and liabilities of MMV. Commencing on the Closing Date, we have had no operations at all and wouldn’t incur any additional expenses and liabilities for our business prior to the Business Combination. Our ability to meet all of our obligations as of December 31, 2022 as they become due has been testified by the subsequent settlement by us or MMV. As of the date of our financial statements, the majority of our liabilities owed to third parties as of December 31, 2022 have been settled.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non- financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an agreement to pay our Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. We began incurring these fees on April 12, 2021 and continued to incur these fees monthly until the completion of the Business Combination.

The underwriters are entitled to a deferred fee of 3.5% of the gross proceeds of the Initial Public Offering, or $2,012,500. The deferred fee was paid in cash to the underwriters upon the consummation of Business Combination from the amounts held in the Trust Account.

Pursuant to the Amendments, Legacy MMV has agreed to provide certain interest-free loans with an aggregate principal amount of $3,275,000 to us to fund any amount that may be required in order to extend the period of time available for us to consummate a business combination and for our working capital. Such loans would only become repayable upon the Closing of the Business Combination. As of December 31, 2022, we received $2,684,975 under such loan.

C. Research and Development

Not applicable.

D. Trend Information

Not applicable.

E. Critical Accounting Policies

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liabilities

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the consolidated balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Financial Accounting Standards Board (“FASB”) ASC 470-20, Debt with Conversion and Other Options addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate IPO proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating IPO proceeds first to fair value of the warrants and then the Class A ordinary shares.

The Company accounts for the private placement warrants as warrant liabilities due to certain features contained in the warrant agreements that give rise to liability treatment. The public warrants are treated as equity as they do not meet the definition of a warrant liability.

Net Loss Per Ordinary Share

We have two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. The 3,021,250 potential common shares for outstanding warrants to purchase our stock were excluded from diluted earnings per share for the year ended December 31, 2022 and for the period from January 8, 2021 (inception) through December 31, 2021 respectively, because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company has determined not to early adopt ASU 2020-06.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Yiran Xu	50	Chairman of the Board of Directors, Chief Executive Officer
Tao Li	44	Director
Xiaodan Qu	41	Director
Xing Lyu	39	Director, Chief Business Officer
Mo Zhou	34	Independent Director
Xin Li	46	Independent Director
Scott Hartsman	51	Independent Director
Yao Chen	35	Chief Financial Officer

Yiran Xu has served as MMV’s Director since April 2021 and Chief Executive Officer since May 2021. Mr. Xu has more than 29 years of experience in the video gaming and online entertainment industry. Prior to joining MMV in 2021, Mr. Xu served as the Chairman of the Board of Directors and Chief Executive Offer at Leyou Technologies Holdings Limited (HK.1089), or Leyou, since 2017, where he led the acquisitions of and investment in multiple world renowned game studios, including Canada-based Digital Extremes, UK- based Splash Damage and US-based Certain Affinity, and secured multiple license deals for development of new triple-A game titles such as Transformers. Before that, Mr. Xu served as the President of the Game Business Line at Qihoo 360 Technology Co., Ltd. (NYSE: QIHU) From 2015 to 2017. Prior to joining Qihoo 360 Technology Co., Ltd., Mr. Xu worked as Vice President of Corporate Strategy and then Chief Business Officer at Perfect World Co., Ltd., or Perfect World, from 2010 to 2015. Mr. Xu contributed to the establishment of Perfect World’s mobile game development and publishing team in China, and led a series of acquisitions of high quality independent game studios in overseas market, such as the US-based Cryptic Studio and Runic Studio, Art & Craft, and Unknown Worlds Entertainment, which laid the foundation of Perfect World’s North American business. Mr. Xu also assisted Perfect World in the spinoff of Ledo Interactive and its acquisition of SNK Corporation, which became a public company on KOSDAQ in 2019. From 2008 to 2010, Mr. Xu served as Strategic Investment Director at Giant Interactive Group Inc., where he was in charge of strategic investments and business development for various projects. Mr. Xu currently holds the chairman title at Beijing Animation and Game Industry Association. Mr. Xu received his MBA degree from the Chinese University of Hong Kong in 2007. He received his Master’s degree in Precision Instrument Design from Tsinghua University in 1999 and Bachelor’s degree in Automation from Tsinghua University in 1996.

Tao Li has served as MMV’s Director since April 2021. Mr. Li has served as Chief Financial Officer at Beijing Gaea Interactive Entertainment Co., Ltd., or Gaea, since October 2014, where he is responsible for financial and M&A affairs of Gaea. Prior to joining Gaea, Mr. Li served as the Financial Director at Ningbo Smartshirt Garment International Co., Ltd. (a wholly-owned subsidiary of Youngor Group) from March 2012 to May 2014, where he was in charge of the finance related activities of the garment division of the company. Before that, from July 2001 to January 2011, Mr. Li served as Senior Manager at KPMG Huazhen LLP, where he acted as the Global Audit Project Manager for Huawei Group. Mr. Li received his Bachelor’s degree in International Finance from Fudan University in 2001. Mr. Li is a member of the Chinese Institute of Certified Public Accountants.

Xiaodan Qu has served as MMV’s Director since April 2021. Mr. Qu has over 15 years of experience in art and animation design. Mr. Qu founded Shanghai Jupiter Creative Design Co., Ltd, or Jupiter, in 2015, and he has served as the General Manager at Jupiter since then. Mr. Qu also led the creation of all of Jupiter’s original animations such as Aotu World the Animation, which has become an iconic Chinese anime franchise. From April 2013 to February 2015, Mr. Qu worked as General Manager at Shanghai Shangdi Culture Communication Co., Ltd. Before that, Mr. Qu served as Deputy General Manager at Shanghai Coastline Animation Co., Ltd. from May 2011 to December 2012. In addition, Mr. Qu has served as Chairman of the Board at Shanghai Hui Zhi Ren Culture Creativity Co., Ltd. since June 2019, General Manager and Executive Director at Shanghai Caihuan Network Technology Co., Ltd. since May 2016, and Supervisor at Shanghai Zhixing Network Technology Co., Ltd. since September 2014. Mr. Qu earned his Bachelor’s degree in Computer Science and Technology from Shandong University of Technology in 2004.

Xing Lyu has served as MMV’s Chief Business Officer since May 2021, and as MMV’s Director since January 2023. Mr. Lyu has over nine years of experience in the video gaming and online entertainment industry. Prior to joining MMV, Mr. Lyu served as the head of game publishing and operation at Leyou, from October 2019 until May 2021, where he was responsible for the overall business development with channels and distributors, publishing and operating strategies of Leyou’s live game products as well as monitoring product evaluation and advising on product positioning. Mr. Lyu is the co-founder of Jolly Roger Studio, an independent game studio in China established in June 2018. In October 2017, Mr. Lyu co-founded Zodiac Interactive Limited, a publishing brand focusing on the publishing of Chinese independent video games in the global market, where he contributed from the business development, publishing and fundraising perspectives. Mr. Lyu also served as head of publishing and operation for PC and console games at Oasis Games Limited from December 2013 to October 2017, where he led the publishing of over 50 PC and console game titles, including the first Chinese video game on PlayStation 4, namely KOI, and the first Chinese video game to hit over one million downloads on Steam, namely Tiger Knight.

Mo Zhou has served as MMV’s independent director since January 2023. Mr. Mo Zhou has rich experience in capital markets transactions. Mr. Zhou has served as the chief operating officer of Destone Acquisition Corp., and the chief risk officer of Destone Holdings LLC since June 2021. Mr. Zhou has also served as Class II director of Embracer Change Acquisition Corp. since December 2022. He previously worked as an associate at Davis Polk & Wardwell LLP from 2014 to 2021 with a focus on mergers and acquisition transactions. Mr. Zhou obtained a Bachelor’s degree in Commerce from Queen’s University in May 2010 and a Juris Doctor degree from Harvard Law School in May 2014.

Xin Li has served as MMV’s independent director since January 2023. Mr. Li has extensive experience as senior management and investment professional. Mr. Li also serves as the Vice President in charge of finance at Atoman Semiconductor Technology Limited since January 2023. Mr. Li served as the Chief Financial Officer at ECMOHO Limited (Nasdaq: MOHO), or MOHO, from May 2021 to January 2022. Prior to joining MOHO, Mr. Li served as the Chief Financial Officer at AirNet Technology Inc. (Nasdaq: ANTE), or AirNet, from March 2019 to March 2021. Before joining AirNet, Mr. Li served as the assistant president and the Chief Financial Officer of Grass Green Group from July 2017 to February 2019, where he oversaw the Grass Green Group’s finance, merger and acquisition, legal affairs, information technology and business operation. Prior to joining Grass Green Group, Mr. Li served as managing director at CICFH Fund Management Co., Ltd., or CICFH, from March 2016 to July 2017 and concurrently served as the Chief Financial Officer of one of CICFH’s portfolio companies. Prior to joining CICFH, Mr. Li held senior professional positions in several large investment institutions. Mr. Li received an MBA degree from Duke University in 2006 and a Bachelor’s Degree in International Finance from Tsinghua University in 1999.

Scott Hartsman has served as MMV’s independent director since January 2023. Mr. Hartsman is a video games industry veteran with over 30 years of experience. Mr. Hartsman currently serves as an advisor to Playable Worlds, Inc. and Chrono, Inc. Mr. Hartsman previously served Wargaming Group Limited as Advisor to the CEO and headed a new product and publishing team from 2020 to 2022. Prior to his role with Wargaming, Mr. Hartsman was the CEO of Trion Worlds, Inc, an American video game developer and publisher, from August 2013 to October 2018, launching a publishing business and multiple successful products. He additionally served as Trion Worlds’CCO & Executive Producer from September 2009 to January 2013 as the head of its highly successful inaugural title RIFT, which earned him a BAFTA nomination and other awards. Before joining Trion Worlds, Mr. Hartsman co-founded Ohai, Inc. and served as a Director and VP Production from January 2008 to July 2009. Prior to co-founding Ohai, Inc., Mr. Hartsman served as Technical Director/Head of Engineering at Sony Online Entertainment LLC on multiple titles in the EverQuest franchise, and Executive Producer for the flagship sequel to EverQuest, from September 2001 to January 2008. Prior to that, Mr. Hartsman held senior design, technical, and management roles in multiple online game companies who pioneered many concepts at the foundation of the games industry of today.

Yao Chen has served as MMV’s Chief Financial Officer since May 2021. Prior to joining MMV, Ms. Chen served as Manager, and then Assistant Vice President of Merger & Acquisition at Leyou since October 2015, where she was responsible for the coordinating and spearheading deal execution from all perspectives, including the acquisition of Digital Extremes and Splash Damage; she also led project management from financial, tax and legal perspectives, as well as assisted group-level financial planning and management. Before that, from January 2014 to October 2015, Ms. Chen served as Manager of Transaction Support at Ernst & Young (China) Advisory Limited, where she provided transaction related services from financial perspective, such as buy-side and sell-side financial due diligence. From October 2010 to January 2014, Ms. Chen served as Audit Assistant Manager at KPMG Advisory (China) Limited. Ms. Chen earned her Bachelor’s degree in Accounting from Zhongnan University of Economics and Law in 2010. Ms. Chen is a member of the Chinese Institute of Certified Public Accountants.

B. Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of US$0.8 million in cash to our directors and executive officers. For share incentive grants to our directors and executive officers, see “— Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Arrangements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can then be renewed upon mutual agreement before the expiration of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may also terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving prior written notice.

Subject to certain exceptions, each executive officer has agreed not to, without our prior written consent, at any time, directly or indirectly (i) use any of our confidential information for any purpose, (ii) disclose or otherwise communicate any of our confidential information to any person or entity, or (iii) accept or participate in any employment, consulting engagement, production or other business opportunity that is reasonably likely to or inevitably will result in the disclosure or impermissible use of any of our confidential information. In addition, each executive officer has agreed to be bound by certain non-compete restrictions during the term of his or her employment and certain non-solicitation restrictions during the term of his or her employment and for a period of twelve months following the termination of his or her employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

MMV has adopted a Share Incentive Award, under which the management will be entitled to receive 10% of the then outstanding ordinary shares of MMV (on fully diluted basis) if the average market cap of MMV exceeds $1 billion for any consecutive 20 trading days on or before the second anniversary of the closing of the Business Combination. Currently, 3,279,888 MMV Class A ordinary shares are reserved under the Share Incentive Award Scheme.

C. Board Practices

Board of Directors

Our Board of Directors consists of seven directors, including three independent directors, namely Mo Zhou, Xin Li and Scott Hartsman. A director is not required to hold any shares in MMV to qualify as a director. Nasdaq Stock Market Listing Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. However, as a foreign private issuer, we are exempt from this requirement.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with MMV is required to declare the nature of his or her interest at a meeting of our directors. A notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm or has a fiduciary relationship with respect to the company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. MMV’s Board of Directors may by resolution of directors exercise all of the powers to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of MMV or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of Our Board of Directors

Our Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee Each committee’s members and functions are described below.

Audit Committee. MMV’s Audit Committee consists of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman, chaired by Mr. Xin Li. MMV has determined that each of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. MMV has determined that Mr. Xin Li qualifies as an “Audit Committee financial expert.” The Audit Committee oversees MMV’s accounting and financial reporting processes and the audits of its financial statements. The Audit Committee is responsible for, among other things: establishing clear hiring policies for employees or former employees of the independent auditors;

●	reviewing and recommending to our Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, in addition to issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

●	reporting periodically to our Board of Directors; and

●	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

Compensation Committee. MMV’s Compensation Committee consists of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman, chaired by Mr. Mo Zhou. MMV has determined that each of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules. The Compensation Committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

●	reviewing and evaluating our executive compensation and benefits policies generally;

●	reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

●	reporting periodically to our Board of Directors; and

●	such other matters that are specifically delegated to the Compensation Committee by our Board of Directors from time to time.

Nominating and Corporate Governance Committee. MMV’s Nominating and Corporate Governance Committee consists of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman, chaired by Mr. Mo Zhou. MMV has determined that each of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules. The Nominating and Corporate Governance Committee assists the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the Board of Directors and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

●	recommending nominees to our Board of Directors for election or re-election to our Board of Directors, or for appointment to fill any vacancy or newly created directorships on our Board of Directors;

●	reviewing periodically with our Board of Directors the current composition of our Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

●	recommending to our Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq Stock Market Listing Rules, or otherwise considered desirable and appropriate;

●	recommending to our Board of Directors the names of directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself;

●	periodically and reassessing the adequacy of the committee charter;

●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

●	overseeing and leading the self-evaluation of our Board of Directors in its performance and effectiveness as a whole.

Code of Business Conduct and Ethics

We will adopt a new code of business conduct (the “code of business conduct”) that applies to all directors, executive officers and employees which is available on our website. Copies of the code of business conduct and charters for each of our Board committees will be provided without charge upon request from us and will be posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Duties and Functions of Directors

Under the laws of the British Virgin Islands, MMV’s directors owe fiduciary duties to MMV, including the duty to act honestly and in good faith in what the directors believe to be in the best interests of the company, the duty to exercise powers for a proper purpose and directors shall not act, or agree to act, in a matter that contravenes the BVI Business Companies Act or the Memorandum and Articles of Association, duty to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances, and duty to avoid conflicts of interest. In fulfilling their duty of care, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholder meetings at such times and in such manner and places as the director considers necessary or desirable, (ii) declaring dividends, (iii) appointing directors or officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of our shares, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director holds office for the term fixed by the resolution of shareholders or the resolution of directors appointing him until such time as his successor takes office or until the earlier of his death, resignation or removal from office by resolution of directors with or without cause or by resolution of shareholders for cause. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

Interested Transactions

A director may, subject to any separate requirements for Audit Committee approval under applicable laws or applicable Nasdaq Stock Market Listing Rules, vote on a matter relating to the transaction in which he or she is interested, provided that the interest of any directors in such transaction is disclosed by him or her to all other directors.

Insurance and Indemnification

To the extent permitted under British Virgin Islands law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We have obtained directors’ and officers’ insurance to insure such persons against certain liabilities. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to the Board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D. Employees

As of December 31, 2022, MMV has 204 full-time employees, all of whom are based in China, primarily at our headquarters in Shanghai, China.

The following table sets forth the number of its employees by function as of December 31, 2022.

Function:
Creative content and animation production	93
Game development and operation	62
Merchandise	15
Marketing & Community	6
Management and administration	28
Total	204

As required under PRC regulations, MMV participates in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury, and unemployment benefit plans, under which MMV makes contributions at specified percentages of the salaries of its employees. MMV also purchases commercial health and accidental insurance for its employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of MMV’s business. MMV enters into standard confidentiality and employment agreements with its key employees. MMV believes that it maintains a good working relationship with its employees and it has not experienced any significant labor disputes or any difficulty in recruiting staff for its operations.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our current executive officers and directors; and

●	all executive officers and directors of the Company as a group.

The beneficial ownership of ordinary shares of the Company is based on 33,048,914 Class A ordinary shares issued and outstanding as of April 21, 2023.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them, subject to applicable community property laws. Any shares of our ordinary shares subject to options or warrants exercisable within 60 days of the consummation of this annual report are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares		% of Class
Five Percent or Greater Holders
First Euro Investments Limited	1,905,500	(1)	5.7%
Avatar Group Holdings Limited	15,632,831	(2)	47.3%
Lucky Cookie	21,932,831	(3)	66.4%
F.L.M Holdings Limited	2,016,000	(4)	6.1%

Directors and Executive Officers
Yiran Xu	21,932,831	(3)	66.4%
Tao Li	312,657	(5)	*
Xiaodan Qu	2,016,000	(4)	6.1%
Xing Lyu	—		—
Mo Zhou	—		—
Xin Li	—		—
Scott Hartsman	—		—
Nicole Chen	—		—
All Directors and Executive Officers as a group (8 individuals)	23,948,831		72.5%

*	Less than 1%.

(1)	Represents (i) 1,759,250 Class A ordinary shares directly held by First Euro Investment Limited and (ii) 146,250 Class A ordinary shares issuable upon the exercise of 146,250 MMV Private Placement Warrants held by First Euro Investment Limited. First Euro Investments is controlled by its sole director, Ms. Yuet Bun Wu. The business address of First Euro Investments Limited is The Suns Group Center, 200 Gloucester Road, 29th Floor, Wan Chai, Hong Kong. In accordance with Rule 13d-3(d)(1)(i) under the Exchange Act, Class A ordinary shares not outstanding which are subject to MMV Private Placement Warrants owned by First Euro Investment Limited shall be deemed to be outstanding for the purpose of computing its percentage ownership of outstanding Class A ordinary shares but shall not be deemed to be outstanding for the purpose of computing the percentage ownership of Class A ordinary shares by any other person.

(2)	Represents 15,632,831 Class A ordinary shares directly owned by Avatar. Yanzhi Wang, through Yann HighTech Holdings Limited, a British Virgin Islands company wholly owned by him, owns 76.12% of the equity interests, and serves as the sole director, of Avatar, and therefore may be deemed to be beneficial owner of the Class A Ordinary Shares held by Avatar. The address of Avatar is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents (i) 6,300,000 Class A ordinary shares held directly by Lucky Cookie, and (ii) 15,632,831 Class A ordinary shares held directly by Avatar, which may be deemed to be beneficially owned by Lucky Cookie and Yiran Xu pursuant to certain acting-in-concert agreement dated March 22, 2021 among Yiran Xu, Lucky Cookie, Yanzhi Wang and Avatar, pursuant to which Yanzhi Wang and Avatar undertake that following the completion of the Business Combination, Yanzhi Wang and Avatar shall take actions in accordance with the instructions of Yiran Xu and Lucky Cookie with regard to any matter submitted to vote by the shareholders of the Issuer. Yiran Xu wholly owns and serves as the sole director of Lucky Cookie and therefore may be deemed to beneficially own the Class A ordinary shares directly held by Lucky Cookie. The address of Lucky Cookie is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Represents 2,016,000 Class A ordinary shares directly held by F.L.M Holdings Limited or F.L.M. Xiaodan Qu serves as the sole director of F.L.M and therefore may be deemed to beneficially owned the Class A ordinary shares held by F.L.M. The address of F.L.M is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 2.0% of the 15,632,831 MMV Class A ordinary shares held by Avatar. Tao Li owns 2.0% of the equity interest of Avatar and therefore may be deemed to beneficially own his pro rata portion of the 15,632,831 Class A ordinary shares held by Avatar. Tao Li does not have voting or dipositive power over the Class A ordinary shares held by Avatar.

To our knowledge, as of April 27, 2023, 4,838,833 of MMV Class A ordinary shares were held by one holder of record in the United States, representing approximately 13.4% of our total outstanding shares on an as converted basis.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B. Related Party Transactions

Founder Shares

In January 2021, the Sponsor paid $25,001, or approximately $0.017 per share, to cover certain offering costs in consideration for 1,437,500 Class B ordinary shares, with no par value. Up to 187,500 founder shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ Over- Allotment Option was exercised. Since the Over-Allotment Option was exercised in full on April 15, 2021, no founder shares are subject to forfeiture any longer.

The Sponsor, officers and directors have entered into a letter agreement with MPAC, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial business combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if MPAC fails to complete the initial business combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if MPAC fails to complete the initial business combination within such time period and the founder shares will automatically convert into Class A ordinary shares at the time of the initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in the amended and restated memorandum and articles of association. If MPAC submits the initial business combination to the MPAC public shareholders for a vote, the Sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote their founder shares and any public shares purchased during or after the IPO in favor of the initial business combination.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to MPAC’s officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) six months after the completion of the initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the Class A ordinary shares equal or exceed $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination, or (y) the date following the completion of the initial business combination on which the Company complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the MPAC public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On January 13, 2021, MPAC issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which MPAC could borrow up to an aggregate principal amount of $200,000 to be used for a portion of the expenses of the IPO. MPAC had borrowed $200,000 under the promissory note and fully repaid as of August 24, 2021. As of December 31, 2022, the Promissory Note was terminated.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of MPAC’s officers and directors may, but are not obligated to, loan MPAC funds from time to time or at any time, as may be required (“Working Capital Loans”). If the initial Business Combination is completed, MPAC may repay the Working Capital Loans out of the proceeds of the Trust Account released to MPAC. In the event that the initial business combination does not close, MPAC may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,150,000 of such Working Capital Loans may be convertible into units at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. As of December 31, 2022, MPAC had no borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on the date of the IPO, MPAC will pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of MPAC’s management team. According to the Administrative Support Agreement, upon completion of the initial Business Combination or MPAC’s liquidation, MPAC will cease paying these monthly fees. For the year ended December 31, 2022, the Company incurred $120,000 in expenses in connection with such services. The agreement terminated upon the consummation of the Business Combination.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Business Combination

On January 4, 2023, we consummated the Business Combination pursuant to the terms of the Merger Agreement and Legacy MMV became a wholly owned subsidiary of MMV. Subsequent to the closing of the Business Combination, a PIPE investor completed the subscription of 450,000 MMV Ordinary Shares at $10.00 per share for an aggregate subscription price of $4,500,000.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation— Share Incentive Plan.”

Other Transactions with Related Parties

None.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

MMV is currently not a party to any material legal or administrative proceedings. It may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of MMV’s resources, including its management’s time and attention.

Dividend Policy

Since inception, we have not declared or paid any dividends on our ordinary shares. We do not have any present plans to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

The determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions and other factors that the board of directors may deem relevant.

We are a company formed under the laws of the British Virgin Islands and all of our primary operations are currently in the PRC.

Under British Virgin Islands law, we may only pay dividends if we are satisfied, on reasonable grounds, that we will, immediately after the payment of the dividend, satisfy the solvency test. We satisfy the solvency test if the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.

In order for us to distribute any dividends to our shareholders, we currently would have to rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. Current PRC regulations permit MMV’s PRC subsidiaries to pay dividends to its respective shareholders only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, MMV’s PRC subsidiaries and MMV’s VIEs are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Such statutory reserves are not distributable as loans, advances or cash dividends.

B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “C. Markets” for our host market and trading symbol.

B. Plan of Distribution

Not applicable.

C. Markets

On January 5, 2023, our ordinary shares commenced trading on the Nasdaq Global Market under the ticker symbol “MMV,” and our warrants commenced trading on the Nasdaq Capital Market under the ticker symbol “MMVWW.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a BVI business company incorporated under the laws of the British Virgin Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and BVI Business Companies Act, 2004 (as amended), which we refer to as the “Companies Act” below, and the common law of the BVI.

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Annex B to our registration statement on Form F-4 (File No. 333-267125) initially filed with the Securities and Exchange Commission on August 29, 2022, as amended, which are incorporated herein by reference. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a resolution of shareholders on January 3, 2023, which became effective upon the effective date of the Reincorporation Merger.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office

Our registered office is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands, the office of our registered agent Ogier Global (BVI) Limited. Our register of shareholders is maintained by Continental Stock Transfer & Trust Company.

Capacity and Power

According to Clause 4 of our Amended and Restated Memorandum of Association, we have, subject to the Companies Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit: (a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and (b) for the purposes of paragraph (a), full rights, powers and privileges.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. MMV is authorized to issue a maximum of 111,000,000 shares with no par value, divided into three classes of shares, namely: (i) 100,000,000 MMV Class A ordinary shares with no par value, (ii) 10,000,000 MMV Class B ordinary Shares with no par value, and (iii) 1,000,000 MMV preferred shares with no par value. MMV’s ordinary shares are divided into MMV Class A ordinary shares and MMV Class B ordinary shares. Holders of MMV Class A ordinary shares and MMV Class B ordinary shares have identical rights in all respects. All of MMV’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. MMV may not issue share to bearer. MMV’s shareholders who are non-residents of the BVI may freely hold and transfer their ordinary shares.

Dividends. The holders of MMV’s ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, the value of MMV’s assets will exceed its liabilities and MMV will be able to pay its debts as and when they fall due. Holders of MMV Class A ordinary shares and MMV Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote, and all ordinary shares vote together as one class. Voting at any shareholder meeting is by show of hands unless a poll is demanded by the chairman.

Transfer of Ordinary Shares. Subject to the restrictions in MMV’s Memorandum and Articles of Association as set out below, any of MMV’s shareholders may transfer all or any of his or her ordinary shares by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst MMV’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst MMV’s shareholders in proportion to the number of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to MMV for unpaid calls or otherwise. If MMV’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by MMV’s shareholders in proportion to the number of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of an MMV Class A ordinary share and a holder of an MMV Class B ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. MMV may issue shares on terms that such shares are subject to redemption, at MMV’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by the Board of Directors. MMV may also repurchase any of its shares provided that MMV may not purchase, redeem or otherwise acquire its own shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless MMV is permitted or required by the Companies Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

Variations of Rights of Shares. If at any time MMV’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not MMV is being wound-up, may be varied by a resolution passed at a meeting by the holders of more than fifty percent of the issued shares of that class that have voted (and are entitled to vote thereon) in relation to any such resolution, unless otherwise provided by the terms of issue of such class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Meetings. A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote on resolutions of shareholders to be considered at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a BVI business company, MMV is not obliged by the Companies Act to call shareholders’ annual general meetings. MMV’s Memorandum and Articles of Association provide that MMV may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case MMV will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of MMV’s shareholders may be convened by any director or, upon a requisition of shareholders holding at the date of deposit of the requisition not less than 30 percent of the votes attaching to the issued and outstanding shares entitled to vote at general meetings in respect of the matter for which the meeting is requested, in which case the directors are obliged to convene such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, the Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) days is required for the convening of MMV’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

A resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting.

Limitations on Ownership and Voting Rights of Securities. There are no limitations on the right of any person, including non-residents or foreign persons, to own, or exercise voting rights with respect to, our securities imposed by BVI law or by our Memorandum or Articles.

Anti-Takeover Provisions. Some provisions of MMV’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of MMV or management that shareholders may consider favorable, including (i) provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders; and (ii) provisions providing that directors may not be removed by the shareholders except for cause.

Ownership Threshold. There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed publicly under the laws of the BVI or our Memorandum or Articles.

Inspection of Books and Records. Holders of MMV Ordinary Shares have no general right under BVI law to inspect or obtain copies of our list of shareholders or its corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Differences in Corporate Law

The company law of the BVI differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the company law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Protection for minority shareholders

Under the laws of most U.S. jurisdictions, majority and controlling shareholders of a company generally have certain “fiduciary” responsibilities to the minority shareholders. Corporate actions taken by majority and controlling shareholders that are unreasonable and materially detrimental to the interests of minority shareholders may be declared null and void. Minority shareholders may have less protection for their rights under BVI law than they would have under U.S. law.

Powers of directors

Unlike most U.S. jurisdictions, the directors of a BVI company, generally, subject in certain cases to a court’s approval but without shareholders’ approval, may implement the sale, transfer, exchange or disposition of any asset, property, part of the business, or securities of the company, with the exception that shareholder approval is required for the disposition of over 50% in value of the total assets of the company.

Conflict of interests

Similar to the laws of most U.S. jurisdictions, when a director becomes aware of the fact that he or she has an interest in a transaction which we are to enter into, he or she must disclose it to our Board. However, with sufficient disclosure of interest in relation to that transaction, the director who is interested in a transaction entered into or to be entered into us may (i) vote on a matter relating to the transaction; (ii) attend a meeting of directors at which a matter relating to the transaction arises and be included in the quorum; and (iii) sign a document on behalf of us, or do any other thing in his capacity as a director, that relates to the transaction.

Written consent and cumulative voting

Similar to the laws of most U.S. jurisdictions, under the BVI law, shareholders are permitted to approve matters by way of written resolution in place of a formal meeting. BVI law does not make a specific reference to cumulative voting, and there is no provision authorizing cumulative voting under our Amended and Restated M&A. Many U.S. jurisdictions permit cumulative voting.

Shareholder’s access to corporate records

A shareholder is entitled, on giving written notice to us, to inspect our (i) Amended and Restated M&A; (ii) register of members; (iii) register of directors; and (iv) minutes of meetings and resolutions of members and of those classes of members of which the shareholder is a member.

Our directors may, if they are satisfied that it would be contrary to our interests to allow a member to inspect any document listed above (or any part thereof), refuse the member to inspect the document or limit the inspection of the document. Our Board may also authorize a member to review our company account if requested.

Indemnification

Under BVI law and our Amended and Restated M&A, we may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings, any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

To be entitled to indemnification, these persons must have acted honestly and in good faith and in what he believes to be the best interest of our company, and they must have had no reasonable cause to believe their conduct was unlawful. Furthermore, such a person must be indemnified by us if he has been successful in the defense of any proceedings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable under the U.S. law.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the Act. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, or other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

Dissenter Rights

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) and a consolidation. A shareholder properly exercising his dissent rights is entitled to payment in cash of the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder or where the proposed action is authorised by written consent of shareholders without meeting. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, or from whom written objection was not required, except those shareholders who voted for, or consented in writing to, the proposed action. Such shareholders then have 20 days to give their written election in the form specified by the Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any rights of a shareholder except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding the dissent.

Within seven days of the later of the expiration date of the period within which shareholders may give their notices of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price that the company determines to be their fair value. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day before the shareholders approved the transaction without taking into account any change in value as a result of the transaction.

Under BVI law, shareholders are not entitled to dissenters’ rights in relation to liquidation.

Shareholders’ suits

Similar to the laws of most U.S. jurisdictions, BVI law permits derivative actions against its directors. However, the circumstances under which such actions may be brought, and the procedures and defenses available may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company incorporated and/or existing in the United States.

The High Court of the BVI may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company, or intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave, the High Court of the BVI must take into account (i) whether the shareholder is acting in good faith; (ii) whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters; (iii) whether the proceedings are likely to succeed; (iv) the costs of the proceedings in relation to the relief likely to be obtained; and (v) whether an alternative remedy to the derivative claim is available.

Leave to bring or intervene in proceedings may be granted only if the court is satisfied that (i) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be; or (ii) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

Issuance of Additional Shares. MMV’s Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

MMV’s Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

MMV’s Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

No laws of the British Virgin Islands, decrees, regulations or other legislation limits the import or export of capital or the payment of dividends to shareholders who do not reside in the British Virgin Islands.

E. Taxation

United States Federal Income Tax Considerations

General

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our MMV Ordinary Shares and MMV Warrants (the “Securities”). No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Securities; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to U.S. federal income tax considerations relevant to holders that hold Securities as “capital assets” within the meaning of section 1221 (generally, property held for investment purposes) of the Internal Revenue Code of 1986, as amended (the “Code”) as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	our officers or directors;

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules;

●	tax-exempt entities;

●	S-corporations;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own ten percent or more of our shares by vote or value;

●	persons that acquired Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	persons subject to the alternative minimum tax;

●	persons that purchase or sell Securities as part of a wash sale for tax purposes; or

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or net investment income tax laws, or state, local or non-U.S. tax laws.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Securities through such entities. If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, is the beneficial owner of Securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Securities, we urge you to consult your own tax advisor.

As used in this annual report, the term “U.S. Holder” means a beneficial owner of Securities that is, for United States federal income tax purposes:

●	a citizen or resident of the United States,

●	a domestic corporation (or other entity treated as a corporation for U.S. federal income tax purposes),

●	an estate whose income is subject to U.S. federal income tax regardless of its source, or

●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF SECURITIES. HOLDERS OF SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Holders

Taxation of Distributions

Subject to the possible applicability of the PFIC rules discussed below, the gross amount of any distribution on MMV Ordinary Shares that is made out of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.

To the extent that the amount of any distribution made by us on the MMV Ordinary Shares exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s MMV Ordinary Shares (but not below zero), and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of Our Securities.” However, we currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which MMV Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if MMV Ordinary Shares are listed on NASDAQ, there can be no assurance that MMV Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, we will not constitute a qualified foreign corporation for purposes of these rules if we are treated as a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See the discussion below under “—Passive Foreign Investment Company Status.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by us, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

Any non-U.S. withholding tax (including any PRC withholding tax (see “Taxation — People’s Republic of China Taxation”)) paid (or deemed paid) by a U.S. Holder at the rate applicable to such Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ordinary shares will generally constitute “passive category income.”

The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Sale, Exchange, Redemption or Other Taxable Disposition of Our Securities

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of MMV Ordinary Shares and MMV Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such MMV Ordinary Shares or MMV Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of MMV Ordinary Shares or MMV Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the MMV Ordinary Shares or MMV Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of MMV Ordinary Shares or MMV Warrants will generally be treated as U.S. source gain or loss.

A U.S. Holder’s initial tax basis in the Securities will be the U.S. dollar value of the denominated purchase price determined on the date of purchase. With respect to the sale, exchange or other taxable disposition of Securities, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of actual or constructive receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the Securities are traded on an “established securities market,” a cash basis U.S. Holder, or an electing accrual basis U.S. Holder, will determine the U.S. dollar rate of the cost of the Securities or the amount realized based on the exchange rate on the settlement date of the sale. If a U.S. Holder sells or otherwise disposes of the Securities in exchange for currency other than U.S. dollars, any gain or loss that results from currency exchange fluctuations during the period from the date of the sale or other disposition until the date that the currency is converted into U.S. dollars generally will be treated as ordinary income or loss and will not be eligible for the reduced tax rate applicable to long-term capital gains. Such gain or loss generally will be U.S.-source income or loss. If the currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally would not be required to recognize foreign currency gain or loss in respect of the amount realized. U.S. Holders are urged to consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the Securities that is converted into U.S. dollars (or otherwise disposed of) on a date subsequent to receipt.

Exercise, Lapse or Redemption of a Warrant

Except as discussed below with respect to the cashless exercise of an MMV Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an MMV Ordinary Share on the exercise of an MMV Warrant for cash. A U.S. Holder’s tax basis in an MMV Ordinary Share received upon exercise of the MMV Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the MMV Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for an MMV Ordinary Share received upon exercise of the MMV Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the MMV Warrants and will not include the period during which the U.S. Holder held the MMV Warrants. If an MMV Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the MMV Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the MMV Ordinary Shares received would equal the holder’s basis in the MMV Warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the MMV Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the MMV Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the MMV ordinary share would include the holding period of the MMV Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised MMV Warrants treated as surrendered to pay the exercise price of the MMV Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the MMV Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the MMV Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the MMV Ordinary Shares received would equal the U.S. Holder’s tax basis in the MMV Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the MMV Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the MMV Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75 percent of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50 percent of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25 percent of the interest, by value).

We do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for MMV Ordinary Shares. The market price of MMV Ordinary Shares may fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of MMV Ordinary Shares. With certain exceptions, MMV Ordinary Shares would be treated as stock in a PFIC with respect to a U.S. Holder if we were a PFIC at any time during a U.S. Holder’s holding period in such U.S. Holder’s MMV Ordinary Shares. There can be no assurance, however, that we will not be treated as a PFIC for any taxable year or at any time during a U.S. Holder’s holding period.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of MMV Ordinary Shares and the U.S. Holder did not make a “qualified electing fund” election or a mark-to-market election discussed below, such U.S. Holder generally would be subject to special and adverse rules, regardless of whether we remain a PFIC, with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its MMV Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder, other than the taxable year in which the U.S. Holder’s holding period in the MMV Ordinary Shares begins, that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the MMV Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter the portion of, such U.S. Holder’s holding period for the MMV Ordinary Shares that preceded the current taxable year).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the MMV Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

Because we do not intend to provide the information necessary for a U.S. holder to comply with the requirements of a “qualified electing fund” election, such election will not be available to a U.S. Holder with respect to the U.S. Holder’s MMV Ordinary Shares.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or if U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC.

Alternatively, if we are a PFIC and the MMV Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the MMV Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its MMV Ordinary Shares at the end of such year over its adjusted basis in its MMV Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its MMV Ordinary Shares over the fair market value of its MMV Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its MMV Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its MMV Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which MMV Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market election made with respect to MMV Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the MMV Ordinary Shares under their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the exchange of MPAC securities for the consideration pursuant to the Business Combination and, after the Business Combination, their ownership of the MMV securities.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of MMV Ordinary Shares should consult their tax advisors concerning the application of the PFIC rules under their particular circumstances.

U.S. Holders of MMV Warrants should be subject to the PFIC rules described above.. U.S. Holders of MMV Warrants should consult their tax advisors regarding the application of the PFIC rules to MMV Warrants if, contrary to current expectations, we are classified as a PFIC.

Shareholder Reporting

A U.S. holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to contact their tax advisors regarding the application of this filing requirement to their ownership of Securities.

Information Reporting and Backup Withholding

For a non-corporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to such U.S. Holder within the United States, and the payment of proceeds to such U.S. Holder from the sale of Securities effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if the U.S. Holder fails to comply with applicable certification requirements or (in the case of dividend payments) is notified by the IRS that it has failed to report all interest and dividends required to be shown on its federal income tax returns.

Payment of the proceeds from the sale of Securities effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

A holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder’s income tax liability by filing a refund claim with the IRS.

British Virgin Islands Tax Considerations

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of MMV Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of MMV Ordinary Shares, as the case may be, nor will gains derived from the disposal of MMV Ordinary Shares be subject to British Virgin Islands income or corporation tax.

PRC Tax Considerations

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise.

In 2009, SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to its shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. All information that we have filed with the SEC can be accessed through the SEC’s website at www.sec.gov.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website: http://www.multi-metaverse.com/. The information on, or that can be accessed through, our website is not part of this annual report. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

With respect to references made in this annual report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Inflation risk

Since its inception, inflation in China has not materially impacted MMV’s results of operations.

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 1.8%, respectively. Although MMV has not in the past been materially affected by inflation since its inception, it can provide no assurance that it will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a portion of MMV’s assets consist of cash, high inflation could significantly reduce the value and purchasing power of these assets. MMV is not able to hedge our exposure to higher inflation in China.

Interest Rate Risk

MMV’s exposure to interest rate risk primarily relates to interest expenses under its loan agreements, which may bear a floating interest rate, as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest expenses and interest-earning instruments carry a degree of interest rate risk. MMV has not been exposed to material risks due to changes in interest rates, and it has not used any derivative financial instruments to manage its interest risk exposure. However, MMV’s future interest expenses may increase, or interest income may fall short of expectations, due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

MMV Warrants

Set forth below is a description of MMV Warrants.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Amended and Restated Memorandum and Articles of Association attached as Exhibit 1.1 to this annual report on Form 20-F.

The MMV Warrants have the same terms as the MPAC Warrants. Each MMV Warrant entitles the holder thereof to purchase one MMV Class A Ordinary Share at a price of $11.50 per full share. MMV will not issue fractional shares. The MMV Warrants shall become exercisable on the later of 30 days after the competition of the Business Combination, and 12 months from the date of the IPO, and will expire five years after the consummation of the Business Combination.

MMV may redeem the outstanding MMV Warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the MMV Warrants are exercisable,

●	upon a minimum of 30 days’ prior written notice of redemption,

●	if, and only if, the last sales price of MMV Class A Ordinary Shares equals or exceeds $18 per share for any 20 trading days within a 30 trading day period ending three trading days before MMV sends the notice of redemption, and

●	if, and only if, a registration statement under the Securities Act covering the MMV Class A ordinary shares issuable upon exercise of the MMV Warrants is effective and a current prospectus relating to those MMV Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

If the foregoing conditions are satisfied and MMV issues a notice of redemption, each warrant holder can exercise his, her or its MMV Warrant prior to the scheduled redemption date. However, the price of the MMV Ordinary Shares may fall below the $18 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit MMV’s ability to complete the redemption.

If MMV calls the MMV Warrants for redemption as described above, MMV’s management will have the option to require all warrant holders that wish to exercise MMV Warrants to do so on a “cashless basis.” In such event, each warrant holder would pay the exercise price by surrendering the whole MMV Warrant for that number of MMV Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of MMV Class A Ordinary Shares underlying the MMV Warrants, multiplied by the difference between the exercise price of the MMV Warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the MMV Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders. Whether MMV will exercise its option to require all warrant holders to exercise their MMV Warrants on a “cashless basis” will depend on a variety of factors including the price of the MMV Class A Ordinary Shares at the time the MMV Warrants are called for redemption, MMV’s cash needs at such time and concerns regarding dilutive share issuances.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Neither the principal executive officer nor the principal financial officer of MPAC as of December 31, 2022 is employed by us as of the date of this Annual Report on Form 20-F. To the knowledge of our principal executive officer and principal financial officer, the chief executive officer and chief financial officer of MPAC carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022 as required by Rules 13a-15 and 15d-15 under the Exchange Act. Based upon their evaluation, the chief executive officer and chief financial officer of MPAC concluded that MPAC’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective, due to the material weakness in MPAC’s internal control over financial reporting related to the MPAC’s accounting for complex financial instruments. As a result, MPAC performed additional analysis as deemed necessary to ensure that the consolidated financial statements were prepared in accordance with GAAP. Accordingly, management of MPAC believes that the consolidated financial statements included in this Annual Report present fairly in all material respects MPAC’s financial position, results of operations and cash flows for the period presented.

Management’s Report on Internal Controls Over Financial Reporting

Due to the timing of the closing of the Business Combination, and pursuant to Section 215.02 of the SEC Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretations, this Annual Report on Form 20-F does not include a report of management’s assessment regarding our internal control over financial reporting.

Because we qualify as an emerging growth company under the JOBS Act, this Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than described above, there were no changes in MPAC’s internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, MPAC’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Xin Li, a member of our audit committee and independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at http://www.multi-metaverse.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Marcum Asia CPAs LLP (formerly known as Marcum Bernstein & Pinchuk LLP), the independent registered public accounting firm of Legacy MMV before the Business Combination and our independent registered public accounting firm after the Business Combination, and Marcum LLP, the independent registered public accounting firm of Model Performance Acquisition Corp. before the Business Combination, for the periods indicated. We did not pay any other fees to Marcum Asia CPAs LLP and Marcum LLP during the periods indicated below.

	Year Ended December 31,
Services	2021	2022
	USD	USD
Audit Fees(1)	461,672	625,182

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the independent registered public accounting firms for the audit of the annual financial statements and the review of the interim financial information of MPAC and Legacy MMV, included in our Form 20-F, registration statements and other required filings with the SEC. We did not pay Marcum Asia CPAs LLP nor Marcum LLP for any other audit-related and tax fees in each of the fiscal years listed.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources —Change in Registered Independent Public Accounting Firm.”

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in British Virgin Island, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans; and

●	exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

We intend to follow our home country practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Controlled Company

We are “controlled company’’ as defined under the Nasdaq Stock Market Rules because Mr. Yiran Xu holds a majority of our voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements Model Performance Acquisition Corp. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of MMV (incorporated by reference to Annex B of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
2.1	Specimen of ordinary share of MMV (incorporated by reference to Exhibit 4.2 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
2.2	Specimen of warrant of MMV (incorporated by reference to Exhibit 2.2 of MMV’s report on Form 20-F (File No. 001-41587), filed with the SEC on January 10, 2023)
2.3	Description of Securities Registered Under Section 12 of the Exchange Act
4.1	Warrant Agreement (incorporated by reference to Exhibit 4.1 of MPAC’s current report on Form 8-K filed with the SEC on April 13, 2021)
4.2	Merger Agreement dated August 6, 2021 (incorporated by reference to Exhibit 2.1 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)
4.3	First Amendment to Merger Agreement, dated January 6, 2022 (incorporated by reference to Exhibit 2.1 to MPAC’s current report on Form 8-K filed with the SEC on January 6, 2022)
4.4	Second Amendment to Merger Agreement, dated September 29, 2022 (incorporated by reference to Exhibit 2.3 to MPAC’s current report on Form 8-K filed with the SEC on September 30, 2022)
4.5	MultiMetaVerse Holdings Limited 2023 Share Incentive Plan (incorporated by reference to Exhibit 4.4 of MMV’s report on Form 20-F (File No. 001-41587), filed with the SEC on January 10, 2023)
4.6	Technical Consultation and Service Agreement dated May 8, 2021 by and between Shanghai Mi Ting Culture and Creativity Co., Ltd. and Shanghai Jupiter Creative Design Co., Ltd. (incorporated by reference to Exhibit 10.16 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.7	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.8	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Horgos Gaea Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.9	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Shanghai Zi Tang Culture Communication Limited Partnership (incorporated by reference to Exhibit 10.19 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.10	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Xiaodan Qu (incorporated by reference to Exhibit 10.20 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.11	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.21 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.12	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Horgos Gaea Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.22 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.13	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Shanghai Zi Tang Culture Communication Limited Partnership (incorporated by reference to Exhibit 10.23 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.14	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Xiaodan Qu (incorporated by reference to Exhibit 10.24 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.15	Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.16	Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Horgos Gaea Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.17	Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Shanghai Zi Tang Culture Communication Limited Partnership (incorporated by reference to Exhibit 10.27 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.18	Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Xiaodan Qu (incorporated by reference to Exhibit 10.28 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
8.1	List of Principal Subsidiaries and VIEs (incorporated by reference to Exhibit 8.1 of MMV’s report on Form 20-F (File No. 001-41587), filed with the SEC on January 10, 2023)
10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
10.2	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)
10.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)
10.4	Form of Share Restriction Agreement (incorporated by reference to Exhibit 4.19 to the Report on Form 20-F, filed by the Issuer on January 10, 2023)
10.5	Acting-in-Concert Agreement dated March 22, 2021 by and among Yiran Xu, Lucky Cookie, Yanzhi Wang and Avatar (incorporated by reference to Exhibit 10.30 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MULTIMETAVERSE HOLDINGS LIMITED

Date: April 28, 2023	By:	/s/ Yiran Xu
	Name:	Yiran Xu
	Title:	Chief Executive Officer

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MultiMetaVerse Holdings Limited (f/k/a Model Performance Acquisition Corp.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MultiMetaVerse Holdings Limited (f/k/a Model Performance Acquisition Corp.) (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2022 and for the period from January 8, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from January 8, 2021 (inception) through December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021.

Houston, TX
April 28, 2023

PCAOB ID Number 688

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)

BALANCE SHEETS

	December 31,
	2022	2021
Assets
Cash	$2,222,795	$336,852
Prepaid expenses and other current assets	91,982	49,253
Total current assets	2,314,777	386,105
Marketable securities held in Trust Account	23,632,158	58,078,580
Total Assets	$25,946,935	$58,464,685
Liabilities, Shares Subject to Possible Redemption and Shareholders’ Deficit
Accrued offering costs and expenses	$2,047,911	$559,478
Due to related parties	—	58,413
Advances from PIPE investors	2,000,000	—
Promissory note – Legacy MMV	2,684,975	—
Total current liabilities	6,732,886	617,891
Warrant liability	16,375	52,151
Deferred underwriting fee	2,012,500	2,012,500
Total liabilities	8,761,761	2,682,542

Commitments and Contingencies (Note 8)

Class A ordinary shares subject to possible redemption, 2,241,006 and 5,750,000 shares at $10.55 and $10.10 redemption value as of December 31, 2022 and 2021, respectively	23,632,158	58,078,580

Shareholders’ Deficit:
Preference shares, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, no par value; 100,000,000 shares authorized; 350,000 issued and outstanding (excluding 2,241,006 and 5,750,000 subject to possible redemption as of December 31, 2022 and 2021, respectively)	2,925,000	2,925,000
Class B ordinary shares, no par value; 10,000,000 shares authorized; 1,437,500 shares issued and outstanding	25,001	25,001
Accumulated deficit	(9,396,985)	(5,246,438)
Total shareholders’ deficit	(6,446,984)	(2,296,437)
Total Liabilities, Shares Subject to Possible Redemption and Shareholders’ Deficit	$25,946,935	$58,464,685

The accompanying notes are an integral part of these financial statements.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)

STATEMENTS OF OPERATIONS

		For the Period
		from January 8,
	For the Year	2021 (inception)
	Ended	through
	December 31,	December 31,
	2022	2021
Formation and operating costs	$2,812,222	$960,518
Loss from operations	(2,812,222)	(960,518)
Other income:
Change in fair value of warrant liability	35,776	84,820
Trust interest income	522,672	3,580
Total other income	558,448	88,400
Net loss	$(2,253,774)	$(872,118)
Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	4,836,700	4,229,692
Basic and diluted net loss per Class A ordinary shares subject to possible redemption	$(0.34)	$(0.15)
Basic and diluted weighted average shares outstanding, Class B ordinary shares and Class A ordinary shares not subject to possible redemption	1,787,500	1,674,958
Basic and diluted net loss per share, Class B ordinary shares and Class A ordinary shares not subject to possible redemption	$(0.34)	$(0.15)

The accompanying notes are an integral part of these financial statements.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2022 AND FOR THE PERIOD FROM JANUARY 8, 2021

(INCEPTION) THROUGH DECEMBER 31, 2021

	Class A Ordinary Shares		Class B Ordinary Shares		Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Deficit	Deficit
Balance as of January 8, 2021 (Inception)	—	$—	—	$—	$—	$—
Issuance of Founder shares	—	—	1,437,500	25,001	—	25,001
Sale of 270,000 Private Placement Units on April 12, 2021	270,000	2,700,000	—	—	—	2,700,000
Sale of 22,500 Private Placement Units on April 15, 2021 through over-allotment	22,500	225,000	—	—	—	225,000
Issuance of representative shares	50,000	—	—	—	401,711	401,711
Issuance of representative shares through over-allotment	7,500	—	—	—	60,257	60,257
Accretion of carrying value to redemption value	—	—	—	—	(4,257,708)	(4,257,708)
Additional amount in deposited into trust ($10.10 per Unit-$10.00 per Unit)	—	—	—	—	(575,000)	(575,000)
Net loss	—	—	—	—	(872,118)	(872,118)
Accretion of interest income	—	—	—	—	(3,580)	(3,580)
Balance as of December 31, 2021	350,000	2,925,000	1,437,500	25,001	(5,246,438)	(2,296,437)
Remeasurement of Class A ordinary shares subject to possible redemption	—	—	—	—	(522,672)	(522,672)
Additional amount deposited into trust ($0.30 per Class A ordinary share subject to possible redemption)	—	—	—	—	(1,374,101)	(1,374,101)
Net loss	—	—	—	—	(2,253,774)	(2,253,774)
Balance as of December 31, 2022	350,000	$2,925,000	1,437,500	$25,001	$(9,396,985)	$(6,446,984)

The accompanying notes are an integral part of these financial statements.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)

STATEMENTS OF CASH FLOWS

		For the Period
		from January 8,
	For the Year Ended	2021 (Inception) to
	December 31,	December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(2,253,774)	$(872,118)
Adjustments to reconcile net loss to net cash used in operating activities:
Formation costs paid by Sponsor	—	3,725
Interest earned on cash and marketable securities held in Trust Account	(522,672)	(3,580)
Change in fair value of warrant liability	(35,776)	(84,820)
Changes in current assets and liabilities:
Prepaid assets	(42,729)	103,747
Due to Related Party	(58,413)	58,413
Accrued expenses	1,488,433	559,478
Net cash used in operating activities	(1,424,931)	(235,155)

Cash flows from investing activities:
Amount deposited into trust	(1,374,101)	(58,075,000)
Disposal of investment held in Trust Account	36,343,195	—
Net cash provided by (used in) investing activities	34,969,094	(58,075,000)

Cash flows from financing activities:
Proceeds from loan from related party	2,684,975	—
Proceeds from initial public offering, net of costs	—	56,350,000
Proceeds from PIPE investment	2,000,000	—
Proceeds from private placement	—	2,925,000
Payment of advance from related party	—	(110,243)
Payment of promissory note from related party	—	(200,000)
Payment of deferred offering costs	—	(317,750)
Redemption of class A ordinary shares	(36,343,195)	—
Net cash (used in) provided by financing activities	(31,658,220)	58,647,007

Net change in cash	1,885,943	336,852
Cash, beginning of the period	336,852	—
Cash, end of the period	$2,222,795	$336,852

Supplemental disclosure of non-cash investing and financing activities:
Offering costs paid by Sponsor in exchange for issuance of ordinary shares	$—	$25,001
Offering costs paid by Sponsor under promissory note	$—	$153,518
Deferred underwriting discount	$—	$2,012,500
Initial classification of private warrants	$—	$136,971
Remeasurement of Class A ordinary shares subject to possible redemption, including additional amounts deposited into trust	$1,896,773	$—

The accompanying notes are an integral part of these financial statements.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Note 1 — Organization, Business Operation, Liquidation and Business Combination

MultiMetaVerse Holdings Limited (formally known as Model Performance Acquisition Corp., now the “Company”) was incorporated as a British Virgin Islands business company on January 8, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”).

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from January 8, 2021 (inception) through December 31, 2022 relates to the Company’s formation and the initial public offering (“IPO”), which is described below, and subsequent to the IPO, searching for a Business Combination target and the negotiation of the Business Combination Agreement as described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is First Euro Investments Limited, a British Virgin Islands company (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on April 7, 2021 (the “Effective Date”). On April 12, 2021, the Company consummated the IPO of 5,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “public share”), at $10.00 per Unit, generating gross proceeds of $50,000,000, which is discussed in Note 3. Simultaneously with the closing of the IPO, the Company consummated the sale of 270,000 units (the “Private Placement”), at a price of $10.00 per Private Unit, which is discussed in Note 4.

On April 15, 2021, the underwriters exercised the over-allotment option in full and purchased an additional 750,000 Units (the “Over-Allotment Units”), generating gross proceeds of $7,500,000. In connection with the closing of the purchase of the Over-Allotment Units, the Company sold an additional 22,500 Private Placement Units, generating gross proceeds of $225,000.

Transaction costs of the IPO and the exercise of over-allotment option, amounted to $4,120,737 consisting of $1,150,000 of underwriting fee, $2,012,500 of deferred underwriting fee, $496,269 of other offering costs, and $461,968 of fair value of 57,500 representative’s ordinary shares.

Following the closing of the IPO and the exercise of over-allotment option, $58,075,000 ($10.10 per Unit) from the net offering proceeds of the sale of the Units in the IPO, the sale of the Private Placement and the exercise of over-allotment option was placed in a trust account (the “Trust Account”) and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. On March 29, 2022, June 29, 2022 and September 29, 2022, the Company deposited into the Trust Account for an aggregate of $1,374,101 (representing $0.30 per Class A ordinary share) to extend the Combination Period from April 12, 2022 to January 12, 2023 (three three-months extensions). On September 29, 2022, $36,343,195 was paid from the Trust Account to MPAC public shareholders for redemption of 3,508,994 Class A ordinary shares. The remaining proceeds from the IPO and the sale of the Private Placement Units after redemption were released from the Trust Account until the completion of the initial Business Combination on January 4, 2023.

Business Combination

On January 4, 2023, the Company consummated the Business Combination pursuant to the merger agreement, entered into on August 6, 2021 (as amended on January 6 and September 29, 2022, the “Merger Agreement”), between the Company and MultiMetaVerse Inc., a Cayman Islands exempted company (“Legacy MMV”). Pursuant to the Merger Agreement, the Business Combination has been effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the shareholders of the Company, the Company reincorporated to British Virgin Islands by merging with and into Model Performance Mini Corp., a British Virgin Islands business company (“PubCo”, renamed to MultiMetaVerse Holdings Limited, “MMV”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”), was merged with and into Legacy MMV resulting in Legacy MMV being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”). The Merger Agreement is by and among the Company, PubCo, Merger Sub, Legacy MMV and certain shareholders of Legacy MMV (“Principal Shareholders”). The aggregate consideration for the Acquisition Merger is $300,000,000, payable in the form of 30,000,000 newly issued MMV ordinary shares valued at $10.00 per share.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Immediately prior to the consummation of the Business Combination, all outstanding Units of the Company separated into their individual components of the Company’s Class A ordinary shares, public warrants and rights ceased separate existence and trading. Upon the consummation of the Business Combination, the Company’s Class B ordinary shares automatically converted into its Class A ordinary shares, and the current equity holdings of the the Company’s shareholders were exchanged as follows:

●	Each Class A ordinary share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares) was automatically cancelled and ceased to exist and, for each Class A ordinary share, MMV shall issue to each of the Company’s shareholders (other than the shareholders who exercised their redemption rights in connection with the Business Combination or the Charter Amendment Proposal) one validly issued MMV Class A ordinary share;

●	Each whole warrants issued and outstanding immediately prior to effective time of the Reincorporation Merger was converted into a warrant to purchase one MMV Class A ordinary share (each, a “MMV Warrant”) (or equivalent portion thereof). The MMV Warrants will have substantially the same terms and conditions as set forth in the Company’s warrants; and

●	The holders of Rights issued and outstanding immediately prior to the effective time of the Reincorporation Merger received one-tenth (1/10) of one MMV Class A ordinary share in exchange for the cancellation of each Right; provided, however, that each holder entitled to receive a fraction of a MMV Class A ordinary share shall receive, in lieu of such fractional share, one MMV Class A ordinary share rounding up to the nearest whole MMV Class A ordinary share.

On November 3, 2022, the Company and PubCo entered into a subscription agreement (the “Prominence Agreement”) with Prominence Investment Management Ltd. (“Prominence”), pursuant to which the Company and PubCo have agreed to issue and sell to Prominence an aggregate of 1,200,000 Class A ordinary shares, for an aggregate purchase price of $12,000,000 at $10.00 per share. As of December 31, 2022, the Company received $2 million of the PIPE financing. On January 30, 2023, MMV received another tranche of PIPE investment amounted to $2.5 million. After a series of negotiations, MMV and Prominence agreed to waive their remaining rights and obligations under the Prominence Agreement.

Liquidity and Capital Resources

As of December 31, 2022, the Company had $2,222,795 in cash (including $2 million from PIPE investment) and working capital deficiency of $4,418,109.

The Company’s liquidity needs prior to the consummation of the IPO were satisfied through the proceeds of $200,000 under the Note (Note 6). Subsequent from the consummation of the IPO, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the IPO, the Private Placement held outside of the Trust Account and the Loan from Legacy MMV as described in Note 7. On January 10, 2022, March 21, 2022, June 21, 2022, June 29, 2022 and September 30 2022, the Company received loans for an aggregate of $2,684,975, from Legacy MMV.

On January 4, 2023, the Company consummated the Business Combination pursuant to the terms of the Merger Agreement with Legacy MMV and became a wholly owned subsidiary of MMV. Following the Business Combination, the Company became part of MMV, and all its assets and liabilities became assets and liabilities of MMV; the Company has had no operations on its own at all and wouldn’t incur any additional expenses and liabilities for its business prior to the Business Combination. The Company’s ability to meet all of its obligations as of December 31, 2022 has been testified by the subsequent settlement by the Company itself or by MMV. As of the date that the financial statements were issued, the majority of the Company’s liabilities owed to third parties as of December 31, 2022 have been settled.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, ( the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 102(b)(1) of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company intends to take advantage of the benefits of this extended transition period. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

As of December 31, 2022 and 2021, the Company had $2,222,795 and $336,852 in cash. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash and cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

Marketable Securities Held in Trust Account

At December 31, 2022 the assets held in the Trust Account were released to a Trust Operating Account, which was subsequently distributed on and after the Business Combination consummated on January 4, 2023. At December 31, 2021 the assets held in the Trust Account were held in institutional money market mutual funds and cash. The Company’s investments held in the Trust Account are classified as trading securities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit. As of December 31, 2022 and 2021, the Company has not experienced losses on these accounts.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, on December 31, 2022 and 2021, 2,241,006 and 5,750,000 shares of Class A ordinary shares subject to possible redemption is presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

All of the 5,750,000 Class A ordinary share sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary share subject to redemption to be classified outside of permanent equity.

The Class A ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary share resulted in charges against additional paid-in capital and accumulated deficit.

As of December 31, 2022 and 2021, the amount for Class A ordinary shares subject to possible redemption reflected in the balance sheets are reconciled in the following table:

	December 31,	December 31,
	2022	2021
Gross proceeds from IPO	$57,500,000	$57,500,000
Less:
Proceeds allocated to Warrants	(136,971)	(136,971)
Ordinary share issuance costs	(4,120,737)	(4,120,737)
Plus:
Accretion of carrying value to redemption value	4,257,708	4,257,708
Additional amount deposited into trust	1,949,101	575,000
Remeasurement of Class A ordinary shares subject to possible redemption	526,252	3,580
Less:
Class A ordinary shares redeemed on September 29, 2022	(36,343,195)	—
Contingently redeemable ordinary shares	$23,632,158	$58,078,580

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

On March 29, 2022, using the loan amount received to date, the Company deposited into the Company’s trust account an additional $575,000 (representing $0.10 per Class A ordinary share) to extend the Combination Period from April 12, 2022 to July 12, 2022.

On June 29, 2022, using the loan amount received to date, the Company deposited into the Company’s trust account an additional $575,000 (representing $0.10 per Class A ordinary share) to extend the Combination Period from July 12, 2022 to October 12, 2022.

On September 29, 2022, $36,343,195 was paid from the Trust Account to MPAC public shareholders for redemption of 3,508,994 Class A ordinary shares, and $224,101 was deposited into the trust account by the Company, to extend the Combination Period from October 12, 2022 to January 12, 2023.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO and were charged to shareholders’ deficit upon the completion of the IPO, while the offering costs attributable to private placement warrants are immaterial and not recorded. Accordingly, as of December 31, 2022, offering costs in the aggregate of $4,120,737 have been charged to shareholders’ deficit (consisting of $1,150,000 of underwriting fee, $2,012,500 of deferred underwriting fee, and $496,269 of other offering costs, and $461,968 of fair value of 57,500 representative’s ordinary shares).

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Income Taxes

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return.

For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the British Virgin Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the British Virgin Islands. In accordance with British Virgin Islands federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Warrant Liability

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re- valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Financial Accounting Standards Board (“FASB”) ASC 470-20, Debt with Conversion and Other Options addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate IPO proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating IPO proceeds first to fair value of the warrants and then the Class A ordinary shares.

The Company accounts for the private placement warrants as warrant liabilities due to certain features contained in the warrant agreements that give rise to liability treatment. The public warrants are treated as equity as they do not meet the definition of a warrant liability.

Net Loss Per Share

The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. The 3,021,250 potential common shares for outstanding warrants to purchase the Company’s stock were excluded from diluted earnings per share for the year ended December 31, 2022 and for the period from January 8, 2021 (inception) through December 31, 2021, because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of ordinary shares:

			For the Period from
	For the Year Ended		January 8, 2021 (Inception) to
	December 31, 2022		December 31, 2021
		Class B and		Class B and
	Redeemable	Non-redeemable	Redeemable	Non-redeemable
	Class A	Class B	Class A	Class B
Numerator:
Allocation of net loss	(1,645,607)	(608,167)	(624,726)	(247,392)
Denominator:
Weighted-average shares outstanding	4,836,700	1,787,500	4,229,692	1,674,958
Basic and diluted net loss per share	(0.34)	(0.34)	(0.15)	(0.15)

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 for the Company and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note 3 — Initial Public Offering

Pursuant to the IPO, the Company sold 5,000,000 Units, (at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, one-half of one redeemable warrant and one right. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. Each right entitles the holder to receive one-tenth (1/10) of one Class A ordinary share upon consummation of the initial Business Combination.

On April 15, 2021, the underwriter fully exercised their over-allotment option with respect to the 750,000 option units resulting in gross proceeds of $7,500,000.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 270,000 Private Placement Units at a price of $10.00 per unit ($2,700,000 in the aggregate). Each Private Placement Unit is identical to the Units sold in the IPO, except as described below. There are no redemption rights or liquidating distributions from the Trust Account with respect to the founder shares, private placement shares, private placement warrants or private placement rights. The warrants and rights will expire worthless if the Company does not consummate a Business Combination within the allotted 12-month period (or up to 18 months from the completion of the IPO if the Company extends the period of time to consummate a Business Combination by the full amount of time). A portion of the purchase price of the Private Placement Units was added to the proceeds from this offering to be held in the Trust Account.

Simultaneously with the full exercise of over-allotment option, the Sponsor purchased an aggregate of 22,500 Private Placement Units resulting in gross proceeds of $225,000.

Note 5 — Fair Value of Warrant Liabilities

Fair value is defined as the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier fair value hierarchy which prioritizes the inputs used in the valuation methodologies is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on non-recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Asset:
Marketable securities held in Trust Account	$23,632,158	$—	$—	$23,632,158
Total Asset	$23,632,158	$—	$—	$23,632,158
Liability:
Warrant Liability	$—	$—	$16,375	$16,375
Total Liability	$—	$—	$16,375	$16,375

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

The following presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on non-recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Asset:
Marketable securities held in Trust Account	$58,078,580	$—	$—	$58,078,580
Total Asset	$58,078,580	$—	$—	$58,078,580
Liability:
Warrant Liability	$—	$—	$52,151	$52,151
Total Liability	$—	$—	$52,151	$52,151

The estimated fair value of the warrants is determined using Level 3 inputs. Inherent in a Monte-Carlo simulation model are assumptions related to expected stock-price volatility (pre-merger and post-merger), expected term, dividend yield and risk-free interest rate. The Company estimates the volatility of its ordinary shares based on management’s understanding of the volatility associated with instruments of other similar entities. The risk-free interest rate is based on the U.S. Treasury Constant Maturity similar to the expected remaining life of the warrants. The expected life of the warrants is simulated based on management assumptions regarding the timing and likelihood of completing a Business Combination. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero. Once the warrants become exercisable, the Company may redeem the outstanding warrants when the price per Class A ordinary shares equals or exceeds $18.00. The assumptions used in calculating the estimated fair values at the end of the reporting period represent the Company’s best estimate. However, inherent uncertainties are involved. If factors or assumptions change, the estimated fair values could be materially different.

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis at December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	April 12,	December 31,	December 31,
Inputs	2021	2021	2022
Exercise price	$11.50	$11.50	$11.50
Stock price	$8.07	$9.99	$7.60
Volatility	24.4%	7.1%	38.9%
Expected term of the warrants	5.69	5.35	0.53
Risk-free rate	1.03	1.29%	4.76%
Dividend yield	—	—	—

The following table sets forth a summary of the changes in the fair value of the warrant liability for year ended December 31, 2022:

Warrant
Liability
Fair value as of December 31, 2021	$52,151
Change in fair value of warrant liability	(35,776)
Fair value as of December 31, 2022	$16,375

The following table sets forth a summary of the changes in the fair value of the warrant liability for the period from January 8, 2021 (inception) to December 31, 2021:

Warrant
Liability
Fair value as of January 8, 2021 (inception)	$—
Initial fair value of warrant liability upon issuance at IPO	126,435
Initial fair value of warrant liability upon the exercise of over-allotment option	10,536
Change in fair value of warrant liability	(84,820)
Fair value as of December 31, 2021	$52,151

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note 6 — Related Party Transactions

Founder Shares

On January 13, 2021, the Company issued 1,437,500 founder shares for an aggregate purchase price of $25,001. Up to 187,500 founder shares are subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised. On April 15, 2021, the underwriter exercised the full overallotment option and therefore the 187,500 founder shares are no longer subject to forfeiture (See Note 8).

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within such time period and (iv) the founder shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in the amended and restated memorandum and articles of association. If the Company submits the initial Business Combination to the MPAC public shareholders for a vote, the Sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote their founder shares and any public shares purchased during or after the IPO in favor of the initial Business Combination.

Promissory Note - Related Party

On January 13, 2021, the Sponsor agreed to loan the Company up to $200,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and are due at the closing of the IPO. The Company had borrowed $200,000 under the promissory note and fully repaid as of August 24, 2021. As of December 31, 2022 and 2021, the Promissory Note was terminated.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,150,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination company at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. As of December 31, 2022 and 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on the date of the IPO, the Company will pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of the Company’s management team. Upon completion of the initial Business Combination on January 4, 2023, the Company ceased paying these monthly fees. For the year ended December 31, 2022, the Company incurred $120,000 in expenses in connection with such services. For the period from April 7, 2021 (“Effective Date”) through December 31, 2021, the Company incurred $86,333 in expenses in connection with such services.

Note 7 — Promissory Note – Legacy MMV

On January 6, 2022, each of the parties to the Merger Agreement and Avatar Group Holdings Limited entered into a First Amendment to the Merger Agreement (the “Amendment”). Under the Amendment, Legacy MMV agrees to make to Company, and the Company agrees to borrow from Legacy MMV three tranches of non-interest bearing loans in the aggregate principal amount of $2,750,000, all of which shall become repayable upon closing of the Business Combination, or if the Company, PubCo and Merger Sub materially breach the Merger Agreement or the Amendment and such breach has not been cured within fifteen (15) days after the Company’s receipt of such notice containing the details of breach. As of December 31, 2022, we received $2,684,975 under such loan.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

On September 29, 2022, the Company, Legacy MMV and other named parties entered into the Second Amendment to the Merger Agreement pursuant to which, Legacy MMV agreed to make an interest-free loan to the Company for an aggregate principal amount of $525,000 in two tranches, all of which shall become repayable only at the closing of a business combination by the Company or as otherwise stipulated.

On January 10, 2022, March 21, 2022, June 21, 2022, June 29, 2022 and September 30, 2022, the Company received loans for an aggregate of $2,684,975, from the target company, Legacy MMV. As of December 31, 2022, $2,684,975 was outstanding under this loan.

Note 8 — Commitments & Contingencies

Registration Rights

The holders of founder shares, Private Placement Units, shares being issued to the underwriters of the IPO, and units that may be issued on conversion of Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement signed prior to or on the effective date of the IPO requiring the Company to register such securities for resale (in the case of the founder shares, only after conversion to the Company’s Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act.

Underwriting Agreement

The Company granted the underwriter a 45-day option from April 12, 2021 to purchase up to 750,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting fees and commissions. On April 15, 2021, the underwriter fully exercised the over-allotment option.

On April 12, 2021, the Company paid a fixed underwriting fee of $1,000,000. On April 15, an additional of $150,000 underwriting fee was paid as a result of the fully exercise of over-allotment option. Additionally, a deferred underwriting fee of $2,012,500, will be payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an initial Business Combination, subject to the terms of the underwriting agreement.

Upon the consummation of the Business Combination with Legacy MMV, the Company paid part of the deferred underwriting fee of $2,0212,500 on and after January 4, 2023, and will pay the remaining subsequently.

Representative’s Ordinary Shares

The Company has issued to Maxim Partners LLC and/or its designees, 57,500 ordinary shares upon the consummation of IPO and the exercise of the over-allotment option, the fair value of which is $461,968 using the Monte-Carlo simulation model. The fair value of the representative’s ordinary shares granted to Maxim was estimated as of the date of grant using the following assumptions: (1) expected volatility of 14%, (2) risk-free interest rate of 0.05% and (3) fair value per ordinary share of $8.69. The value of the Representative Shares had been recorded as deferred offering costs and additional paid-in capital upon Underwriter’s completion of the IPO services for which it received the Representative Shares as compensation. The deferred offering costs were included in the total offering costs that were allocated among public ordinary shares and warrants upon IPO. Maxim has agreed not to transfer, assign or sell any such shares until the completion of the initial Business Combination. In addition, Maxim has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the initial Business Combination within the Combination Period.

The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement pursuant to FINRA Rule 5110(e)(1). Pursuant to FINRA Rule 5110(e)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the commencement of sales in the IPO, except to any underwriter and selected dealer participating in the offering and their officers, partners, registered persons or affiliates.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Right of First Refusal

For a period beginning on the closing of the IPO and ending 12 months from the closing of a Business Combination, the Company has granted Maxim a right of first refusal to act as lead-left book running manager and lead left placement agent for any and all future private or public equity, equity-linked, convertible and debt offerings during such period. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales in the IPO.

Subscription Agreement

On November 3, 2022, the Company, PubCo and Prominence entered into Prominence Agreement, pursuant to which Prominence has committed to purchase an aggregate of 1,200,000 Class A Ordinary Shares from PubCo at a price per share of $10.00, for gross proceeds of $12,000,000 (the “PIPE Investment”). The closing of the PIPE Investment is conditioned upon, among other things, the completed or concurrent consummation of the Business Combination set forth in the Merger Agreement dated August 6, 2021, as amended on January 6, 2022 and September 29, 2022 by and among the Company, PubCo, Merger Sub, Legacy MMV, and certain shareholders of Legacy MMV. As of December 31, 2022, the Company received $2 million of the PIPE financing.

On January 6, 2023, MMV completed the first installment of the PIPE Investment in the amount of US$2 million for the subscription of 200,000 Class A ordinary shares of Pubco to Digital Analog Integration Ltd. (“DAL”), an assignee of Prominence. On January 30, 2023, MMV closed the second installment of the PIPE Investment in the amount of US$2.5 million for the subscription of 250,000 Class A ordinary shares of Pubco to DAL. After a series of negotiations, MMV and Prominence agreed to waive their remaining rights and obligations under the Prominence Agreement.

Note 9 — Shareholders’ Deficit

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with no par value and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 100,000,000 Class A ordinary shares at no par value. As of December 31, 2022 and 2021, there were 350,000 Class A ordinary shares issued and outstanding, excluding 2,241,006 and 5,750,000 Class A ordinary shares subject to possible redemption, respectively.

Class B Ordinary Shares — The Company is authorized to issue a total of 10,000,000 Class B ordinary shares at no par value. As of December 31, 2022 and 2021, there were 1,437,500 Class B ordinary shares issued and outstanding.

Warrants — Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below.

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s initial shareholders or their affiliates, without taking into account any founder shares held by such shareholders or their affiliates, as applicable, prior to such issuance (the “Newly Issued Price”)), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for funding the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price shall be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described in the section “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable on the later of 12 months from the closing of the IPO and 30 days after the completion of its initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use best efforts to file, and within 60 business days following the initial Business Combination to have declared effective, a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the public warrants become exercisable, the Company may redeem the public warrants:

●	in whole and not in part;

●	at a price of $0.01 per public warrant;

●	upon not less than 30 days ‘prior written notice of redemption to each warrant holder and

●	if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” the management will consider, among other factors, the Company’s cash position, the number of warrants that are outstanding and the dilutive effect on the Company’s shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of the warrants. If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. The Company believes this feature is an attractive option to the Company if it does not need the cash from the exercise of the warrants after the initial Business Combination. If the Company calls the warrants for redemption and the management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

If the number of issued and outstanding Class A ordinary shares is increased by a capitalization payable in Class A ordinary shares, or by a sub-division of Class A ordinary shares or other similar event, then, on the effective date of such capitalization, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding Class A ordinary shares. A rights offering to holders of Class A ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a capitalization of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Class A ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

Rights

Each holder of a right will receive one-tenth (1/10) of one Class A ordinary share upon consummation of the initial Business Combination, even if the holder of such right redeemed all Class A ordinary shares held by the holder in connection with the initial Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial Business Combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the IPO. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive the 1/10 share underlying each right (without paying any additional consideration) upon consummation of the Business Combination. More specifically, the right holder will be required to indicate its election to convert the rights into underlying shares as well as to return the original rights certificates to the Company.

If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. As soon as practicable upon the consummation of the initial Business Combination, the Company will direct registered holders of the rights to return their rights to the rights agent. Upon receipt of the rights, the rights agent will issue to the registered holder of such rights the number of full Class A ordinary shares to which it is entitled. The Company will notify registered holders of the rights to deliver their rights to the rights agent promptly upon consummation of such Business Combination and have been informed by the rights agent that the process of exchanging their rights for Class A ordinary shares should take no more than a matter of days. The foregoing exchange of rights is solely ministerial in nature and is not intended to provide the Company with any means of avoiding the Company’s obligation to issue the shares underlying the rights upon consummation of the initial Business Combination. Other than confirming that the rights delivered by a registered holder are valid, the Company will have no ability to avoid delivery of the shares underlying the rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination.

The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company’s). The Company will not issue fractional shares upon conversion of the rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of British Virgin Island’s law. As a result, you must hold rights in multiples of 10 in order to receive shares for all of the investors’ rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Accordingly, the rights may expire worthless.

MULTIMETAVERSE HOLDINGS LIMITED

(F/K/A MODEL PERFORMANCE ACQUISITION CORP.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Other than described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

On January 4, 2023, the Company consummated the Business Combination with Legacy MMV. Immediately prior to the consummation of the Business Combination, all outstanding Units of the Company separated into their individual components of the Company’s Class A ordinary shares, public warrants and rights ceased separate existence and trading. Upon the consummation of the Business Combination, the Company’s Class B ordinary shares automatically converted into its Class A ordinary shares, and the current equity holdings of the Company’s shareholders were exchanged as follows:

●	Each Class A ordinary share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares) was automatically cancelled and ceased to exist and, for each Class A ordinary share, MMV issued to each of the Company’s shareholder (other than the shareholders who exercised their redemption rights in connection with the Business Combination or the Charter Amendment Proposal) one validly issued MMV Class A ordinary share;

●	Each whole warrants issued and outstanding immediately prior to effective time of the Reincorporation Merger was converted into a warrant to purchase one MMV Class A ordinary share (each, a “MMV Warrant”) (or equivalent portion thereof). The MMV Warrants will have substantially the same terms and conditions as set forth in the Company’s warrants; and

●	The holders of Rights issued and outstanding immediately prior to the effective time of the Reincorporation Merger received one-tenth (1/10) of one MMV Class A ordinary share in exchange for the cancellation of each Right; provided, however, that each holder entitled to receive a fraction of a MMV Class A ordinary share shall receive, in lieu of such fractional share, one PubCo Class A ordinary share rounding up to the nearest whole MMV Class A ordinary share.

On January 6, 2023, MMV completed the first installment of the PIPE Investment in the amount of US$2 million for the subscription of 200,000 Class A ordinary shares of Pubco to Digital Analog Integration Ltd. (“DAL”), an assignee of Prominence. On January 30, 2023, MMV closed the second installment of the PIPE Investment in the amount of US$2.5 million for the subscription of 250,000 Class A ordinary shares of Pubco to DAL. After a series of negotiations, MMV and Prominence agreed to waive their remaining rights and obligations under the Prominence Agreement.