Form 20-F
period 2023-12-31
MultiMetaVerse Holdings Ltd
filed 2024-05-01
CIK 1874074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District

Shanghai, China, 200065
(Address of Principal Executive Offices)

Mr. Yiran Xu, Chief Executive Officer
Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
Tel: +86 21 61853907
Email: alex.xu@multi-metaverse.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, no par value per share	MMV	The Nasdaq Stock Market LLC
Warrants to purchase Class A ordinary shares	MMVWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

33,048,914 Class A ordinary shares and 3,021,244 warrants as of December 31, 2023.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

We are a holding company primarily operating in China through our subsidiaries and contractual arrangements (the “VIE Agreements”) with variable interest entities (the “VIEs”), namely Shanghai Jupiter Creative Design Co., Ltd., a limited liability company established under PRC law (“Shanghai Jupiter”), and its subsidiaries. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and we will therefore operate these businesses in China through VIEs. Such structure involves unique risks to investors. Moreover, if the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. We and investors in our ordinary shares and warrants will face uncertainty about potential future actions by the PRC government, which could affect the enforceability of the contractual arrangements with Shanghai Jupiter and, consequently, significantly our financial condition and results of operations. If we are unable to claim our right to control the assets of the VIEs. Our ordinary shares and warrants may decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors— Risks Related to our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business and accept foreign investments. For example, we face risks associated with regulatory approvals on offshore securities offerings, oversight on cybersecurity and data privacy. The PRC government has recently published new policies that significantly affected various industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—.D. Risk Factors—Risks Related to Doing Business in China.”

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

We completed a merger with Model Performance Acquisition Corp. on January 4, 2023 and our Class A ordinary shares and warrants began trading on the Nasdaq Stock Exchange on January 5, 2023. Model Performance Acquisition Corp., a British Virgin Islands business company (“MPAC”), Model Performance Mini Corp., a British Virgin Islands business company (“PubCo”), Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (the “Merger Sub”), and Legacy MMV, entered into a Merger Agreement dated as of August 6, 2021 (as amended on January 6 and September 29, 2022, the “Merger Agreement”). The Merger Agreement provided for a business combination which was effected in two steps: (i) MPAC reincorporated to British Virgin Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) following the Reincorporation Merger, Merger Sub merged with and into Legacy MMV, resulting in Legacy MMV being a wholly owned subsidiary of PubCo (the “Acquisition Merger,” together with Reincorporation Merger, the “Business Combination”).

Further, in this annual report:

●	“ACGN” means animation, comic, game and novel.

●	“Board” means the board of directors of MMV.

●	“Business Combination” means the merger contemplated by the Merger Agreement.

●	“Closing Date” means January 4, 2023, the date of the consummation of the Business Combination.

●	“Code” means the Internal Revenue Code of 1986, as amended.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“GAAP” means accounting principles generally accepted in the United States of America.

●	“IPO” refers to the initial public offering of 5,000,000 units of MPAC consummated on April 12, 2021.

●	“IRS” means the United States Internal Revenue Service.

●	“Class A ordinary shares” means the Class A ordinary shares, no par value per share, of MMV.

●	“Class B ordinary shares” means the Class B ordinary shares, no par value per share, of MMV.

●	“Ordinary Shares” means the Class A ordinary shares and Class B ordinary shares, collectively.

●	“Warrant” means a warrant of MMV issued to MPAC Warrant holders and the MMV Ordinary Shares underlying such warrants.

●	“MPAC Class A ordinary shares” means the Class A ordinary shares, no par value per share, of Model Performance Acquisition Corp.

●	“MPAC Class B ordinary shares” means the Class B ordinary shares, no par value per share, of Model Performance Acquisition Corp.

●	“MPAC Private Placement Units” mean the units issued to the Sponsor in a private placement simultaneously with the closing of MPAC’s IPO.

●	“MPAC Warrant” means redeemable warrant of MPAC entitling the holder to purchase one MPAC Class A ordinary shares at a price of $11.50 per whole share.

●	“Original Animation Brand” means animations that were first published and solely owned by the animation production company, whereas other animation brands may be adapted from comic books, games and other forms of ACGN brands.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Share Incentive Award” means the MMV’s Share Incentive Award scheme.

●	“Sponsor” means First Euro Investments Limited, a British Virgin Islands business company.

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

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking. Forward-looking statements in this annual report may include, for example, statements about:

●	our business strategies and outcomes;

●	our future business development, financial conditions and results of operations;

●	government regulations governing business operations, and in particular those governing the gaming and entertainment industry;

●	macro-economic conditions in China; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to predict its future prospects, business and financial performance.

MMV, a holding company incorporated in the British Virgin Islands (“BVI”) in 2021 for restructuring purposes in relation to the Business Combination, and Shanghai Jupiter controlled by MMV through contractual arrangements, which holds the proprietary brand Aotu World, was established in 2015. Our short operating history may not serve as an adequate basis for evaluating its prospects and future operating results, including our key operating data, net revenue, cash flows and operating margins. In addition, the animation and gaming industry in China and in the global market is volatile and will continue to evolve. As a result, you may not be able to discern the market dynamics that we are subject to and assess our business prospects.

We have encountered, and may continue to encounter, risks, challenges and uncertainties frequently experienced by companies at an early stage, including those relating to our ability to adapt to the industry, to maintain and monetize our user base and to introduce new content including animation, games and other entertainment genres under various proprietary brands. If We are unable to successfully address these risks and uncertainties, its business, financial condition, and results of operations could be materially and adversely affected.

Furthermore, our primary business operation is limited to the PRC market. While expanding business operation into the global markets by way of product publication or M&A is a key part of its business development strategy, we have no actual business experience operating in the global markets. Our limited operating experience in the PRC may not be compatible or translate well to the global markets, and it may encounter commercial, cultural and regulatory risks, uncertainties it had never encountered before. These risks and uncertainties due to our limited operation history may adversely affect its business operation and financial performance.

We operates in a highly competitive market, and may not be able to compete effectively which could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition from other animation and gaming companies and other players in the online entertainment market. Some of our competitors, including both global and PRC market participants, have a longer operating history, a large user base, or greater financial resources than we do. Our competitors may compete with us in a variety of ways, including attracting the same target users and UGC creators, produce similar styled animations and games, conducting brand promotions and other marketing activities, and making investments in and acquisitions of our business partners. In addition, we face competition for leisure time, attention and discretionary spending of its players. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet, together represent much larger or more well-established markets and may be perceived by our players to offer greater variety, affordability, interactivity and enjoyment. Consumer tastes and preferences for leisure time activities are also subject to sudden or unpredictable change on account of new innovations, developments or product launches. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive content, or that our consumers do not find our games to be compelling or if other existing or new leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our user base and our market share may decrease, which may materially and adversely affect our business, financial condition, and results of operations.

We operate in a new and rapidly changing industry, which presents significant uncertainty and business risks and makes it difficult to evaluate our business and prospects. Our ability to generate revenue could suffer if the PRC gaming market does not develop as anticipated.

The online gaming and interactive entertainment industries are relatively new and continue to evolve. Whether these industries grow and whether our online business will ultimately succeed, will be affected by, among other things, developments in social networks, mobile platforms, legal and regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to online gaming and related activities), taxation of gaming activities, data and information privacy and payment processing laws and regulations, and other actors that we are unable to predict and which are beyond our control. Given the dynamic evolution of these industries, it can be difficult to plan strategically, including as it relates to product launches in new or existing jurisdictions that may be delayed or denied, and it is possible that competitors will be more successful than we are at adapting to change and pursuing business opportunities. Additionally, as the online gaming industry advances, including with respect to regulation in new and existing jurisdictions, we may become subject to additional compliance-related costs, including as it relates to licensing and taxes. Consequently, we cannot provide assurance that our online and interactive offerings will grow at the rates expected, or be successful in the long term. If our products do not obtain popularity or maintain popularity, or if they fail to grow in a manner that meets its expectations, or if we cannot offer our product offerings in particular jurisdictions that may be material to our business, results of operations and financial condition could be harmed.

In addition, the growth of the online gaming industry in China and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our ability to formulate and execute publishing, distribution and marketing strategies will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of our current and potential users. New and different types of entertainment may increase in popularity at the expense of online games.

As China’s market for online games has evolved rapidly in recent years, it is extremely difficult to accurately predict user acceptance and demand for our existing and potential new games, and the future size, composition and growth of this market. Given the limited history and rapidly evolving nature of the market for online games, we cannot predict how much its users will be willing to spend on in-game purchases or whether users will have concerns over security, reliability, cost and quality of service associated with online games. If acceptance of our games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

Our business depends on its ability to offer high-quality content that meets user preferences and demands.

Our success depends on its ability to offer high-quality content focused on animation and games. The breadth, depth, and quality of its content are fundamental in maintaining the attractiveness and value to its users. We rely on its experience from past and current operations to offer, manage, and refine its high-quality content, which may not be effective as user preferences and market trends change. If we are unable to expand into new high quality content by diversifying its products under its Aotu World brand as well as developing new proprietary brand to diversify its animation or gaming product pipeline, its ability to keep content offerings comprehensive and up-to-date may be adversely affected. The quality of its content may be compromised if we are not able to continue to maintain in-depth and meaningful engagement of its user group. If we are unable to keep up with evolving user preferences, it may experience a decline in the attractiveness of its products to its user base.

User generated content, or UGCs, and professional generated user content, or PUGCs, are critical to our content offering. We encourage and support UGC and PUGC creators in providing content to sustain its popularity among users and as an effective for product development inspiration. We also provide continuous support to UGC creators to encourage ongoing and future creation. Any failure in encouraging, supporting, and incentivizing UGC creators may materially and adversely affect the breadth, depth, and quality of its content offerings.

We, in part, rely on the engagement of PUGC creators for brand and product development. If we determine that the PUGC creators and their concepts or developing products have commercial potential, we may formally engage these PUGC creators to establish the contractual basis for their commercial cooperation. However, we cannot assure you that it may reach an agreement with the PUGC creators to develop the product candidate. If we are unable to reach an agreement with the PUGC creators, its content offerings, product development and pipeline may be adversely affected. Furthermore, even if we are able to reach an agreement with the PUGC creators, we cannot assure you that the commercial terms of the agreement will be favorable to us or that the product under the cooperation agreement will ultimately be developed or achieve favorable financial results for us.

If we are unable to continue to offer high-quality content and enhance its content offerings, the reputation and attractiveness of its brand could be compromised, and it may experience a decline in its user base, which could materially and adversely affect its business and results of operations.

We may not be able to duplicate the success of Aotu World brand by successfully creating new original animations and proprietary brands.

Our current pipeline of products, including animation series and mobile games, still mostly relies on the Aotu World brand. For a game to remain popular and to retain players, MMV must constantly enhance, expand and upgrade the game with new features, offers, and content that players find attractive. As a result, each of our games require significant product development, marketing and other resources to develop, launch and sustain popularity through regular upgrades, expansions and new content. While MMV strives to diversify its product portfolio by developing additional proprietary animation and gaming brands, it cannot assure you that it will be successful in developing such brands or that the new brands developed will be popular among the consumers and users or achieve commercial success. If MMV is unable to develop any additional brands or enjoy commercial success for the new brands, or if MMV is unable to develop commercially viable mobile games under these brands, which MMV consider as its primary method of revenue generation, its business, financial condition, and results of operations may be materially and adversely affected.

The success of our business depends on the quality of our strategy and our ability to execute on it.

Our business strategy makes a number of assumptions about the current and future state of the industry that MMV operates in, including but not limited to environmental factors such as the current and future state of the markets and economies that MMV operates in, the current and expected future actions of governments in China and around the world, the current and future capacity and effectiveness of our competitors, and the current and future desires and wants and means of our users. MMV’s strategy also makes assumptions about the current and future state of our own business, including its capacity and effectiveness and its ability to respond to all of the aforementioned environmental factors, amongst others. All of these assumptions are informed by data and information that is publicly available and which MMV gathers for itself and by its ability to process and understand such data and information. Any or all of our assumptions may prove to be faulty and/or our data and/or information may be inaccurate or incomplete, in which case our strategy may prove to be incorrect or inadequate for the demands of our industry. Even if our strategy is a good one, MMV cannot be certain that its business is equipped to execute the plans and actions that might be necessary to achieve success. If any of MMV’s assumptions are incorrect and/or its strategy is ineffective and/or MMV is unable to execute on its strategy then its business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

The success of our business also depends on our success in expanding our business profile and in entering new markets. Such expansion may require a significant amount of resources and we may not have sufficient experience or expertise in the new business or market. If such expansion is not successful, our financial condition and results of operations may be materially and adversely affected.

Damage to our brand and reputation could materially and adversely affect our business, financial condition and results of operations.

The growth of our business partially depends on the recognition of our brand and reputation.

MMV believes that the recognition and success of our brand rely on the devotion and sentiment of our followers, users and business partners, which has contributed to managing our user acquisition costs and contributed to the growth of MMV’s business.

Maintaining, protecting and enhancing our brand and reputation, in particular its proprietary Aotu World brand, depends largely on several factors including, but not limited to, our ability to:

●	strengthen its proprietary brand, Aotu World and develop new animation and games under the brand;

●	develop additional attractive proprietary brands for animation and game development;

●	maintain relationships with business partners;

●	comply with relevant laws and regulations;

●	compete effectively against existing and future competitors;

●	preserve our reputation and goodwill generally;

●	develop and maintain positive perception and brand recognition;

●	provide high-quality and entertaining content;

●	maintain brand recognition, provide satisfactory services;

●	maintain trust and credibility that MMV has established; and

●	attract users and UGC creators to maintain our UGC-enabled approach.

It is possible also that our brand and reputation may also be adversely affected by the UGC created by its UGC creators which may be perceived as inappropriate, hostile, or illegal, or by information that is perceived as misleading. MMV may fail to identify and respond to such objectionable content or user activity, or otherwise address user concerns in a timely manner, which could erode the trust in our brand and damage its reputation. Any governmental or regulatory inquiry, investigation, or action based on the objectionable content or user activity in our user base, our business practices, or failure to comply with laws and regulations, could damage our brand and reputation, regardless of the outcome.

To maintain a balance between user experience and realizing the commercial potential of its operation is very important. Current users may find our commercial efforts counter-productive to their overall content experience. If MMV fails to balance user experience as MMV further enhances the monetization of its brand and products, our brand and reputation may be adversely affected.

MMV has experienced, and may continue to experience, governmental, regulatory, investor, media, and other third-party scrutiny of our community, content, copyright, data privacy, or other business practices. Actions of our employees, users, or business partners, or other issues, may also harm our brand and reputation.

There is no assurance that MMV can maintain its brand name, reputation, and ability to produce high-quality content. If MMV fails to promote and maintain its brand or preserve our reputation, or if MMV incurs excessive expenses in this effort, our business, financial condition, and results of operations could be materially and adversely affected.

Any failure by MMV to attract and sustain its target audience and maintain an engaged user base could materially and adversely affect our long term growth and future financial performance.

Our success and continued growth is driven by its highly engaged user base. MMV, and in particular the products under its Aotu World brand, has experienced support from its users since its market introduction. our users and fans support and also participate and contribute to the development of the Aotu World brand by generating a large volume of UGC. MMV retains users and attracts new users with its high- quality and entertaining content, and any failure by MMV to attract, maintain and engage its user base may affect the quality and quantity of UGC. MMV cannot assure you that it will sustain or continue to attract users in this age group as this generation of users matures and the consumer demand preference changes over time.

MMV also deploys specific strategies to encourage and promote UGC in order to elevate user participation to strengthen the user base. If MMV experiences a decline in the depth, breadth, quantity or quality of our content, or our strategies and user growth efforts turn out to be ineffective, MMV may not be able to attract more users effectively or may experience a decline in our user base. Currently, MMV primarily relies on and benefits from the user base it has accumulated. If MMV fails to attract, sustain and engage its user base, it could result in a reduction of purchase of our merchandise and in-game items, result in high customer acquisition cost, and other results which could materially and adversely affect our business, financial condition and results of operations.

MMV utilizes a free-to-play business model, which depends on players making optional in-game purchases for virtual items, and failure to monetize effectively through such revenue model may adversely affect our business.

Our games are available to players free of charge, and MMV generates almost all of its gaming related revenues from voluntary in-game purchases made by players. Free-to-play model helps to attract wider range of audience and increase the potential paying users by lowering the initial cost to zero. Paying users usually spend money in our games because of the perceived value of the virtual items that MMV offers for purchase. The perceived value of these virtual items can be impacted by various actions that MMV takes in the games, such as offering discounts, giving away virtual items in promotions or providing easier non-paid means to secure such virtual items.

Furthermore, MMV has established game policies against unauthorized and inappropriate user behavior. For example, MMV does not allow gamers to sell or transfer virtual items or to exchange virtual items for any real-world asset. Virtual items offered in our games have no monetary value outside of its games. Nonetheless, some of our users or third parties sell or purchase our virtual items through unauthorized third parties in exchange for real money or other real-world assets. MMV generates no revenue from these unauthorized transactions and does not permit, or facilitate, these unauthorized transactions. Notwithstanding our measures and efforts to deter such behavior, MMV does not have effective controls over these unauthorized transactions. Any such unauthorized purchase and sale could impede our revenue and profit growth by reducing revenue from authorized transactions, creating downward pressure on the prices MMV charges for its virtual items, and increasing our costs associated with developing technological measures to curtail unauthorized transactions and responding to dissatisfied gamers.

If MMV fails to manage its game economies properly, players may be less likely to spend money in the games, which could have a material adverse effect on our business, financial condition and results of operations.

Our new games may attract players away from our existing games, which may have a material adverse effect on our business, financial conditions, results of operations and prospects.

Our new games may attract players away from our existing games and shrink the player base of our existing games, which could in turn make those existing games less attractive to other players, resulting in decreased revenue from our existing games. Players of our existing games may also spend less money purchasing virtual items in our existing games than they would have spent if they had continued playing our existing games without the introduction of new games. The occurrence of any of the above may have a material adverse effect on our business, financial condition, results of operations and prospects.

MMV may not be successful in developing new games or other products, and if we are unable to effectively control our research and development costs, our results of operations may be materially and adversely affected.

MMV is currently operating and updating a live mobile game named Aotu World the Game, which was originally developed by a related party, and also developing new pipeline games internally. MMV cannot assure you that the live game it operates and updates will maintain its commercial value, nor the new games it develops will be commercially successful. MMV operates in a market characterized by rapidly developing technologies, evolving industry standards, frequent new game launches and updates and changing player preferences and demands. Our ability to effectively monetize primarily depends on its ability to provide its users with game products with the art style, genre and gameplay that they love. Any failure on our part to act effectively in any of these areas may materially and adversely affect our business, financial condition and results of operations. Moreover, the market’s reaction to and operating results of our new products may significantly deviates from our projection and expectation.

If we are unable to effectively control our research and development costs for new products, our results of operations and financial condition may be materially and adversely affected. In addition, we may suspend or delay the development of our pipeline projects due to certain cost considerations and strategic adjustments, which could harm our growth prospects.

The seasonality of our business could exacerbate negative impacts on our operations.

Our business is normally subject to seasonal variations based on the timings of animated series and mobile games releases. Release dates can be determined by several factors, including timing of vacation and holiday periods and competition in the market. Due to the construct of the user group of our brands and products, the growth of active users for mobile games tends to occur during school holidays, especially during the extended summer school breaks and lunar New Year holiday period. Similarly, spending by our active users for mobile games tends to increase during the same periods due to users’ extended gameplay time. These seasonal fluctuations tend to be consistent from year to year, but it affects our quarterly performance.

Also, revenues in our merchandise products business are influenced by both seasonal consumers purchasing behavior and the timing of animated series releases. Accordingly, if a short-term negative impact on our business occurs during a time of high seasonal demand, the effect could have a disproportionate effect on our results for the year.

Our monetization scheme and lack of product diversification may not be able to sustain its business operation, monetization plan and future growth.

MMV generates a substantial portion of its revenue from its mobile game and merchandise sales. In each of the three years in the period ended December 31, 2023, revenue from online mobile game and merchandise sales in total accounted for 61.7%, 52.8% and 51.2% of our revenue, respectively. At the current time, the games and merchandises marketed by MMV as well as the animation series and UGC are under its proprietary Aotu World brand. The monetization of this proprietary brand through mobile games and merchandise sales is only at the early stages. While the Aotu World brand is popular among its target audience and user group, the brand users may not respond to our further monetization of the brand with the same level of support, and may not increase their spending for expenditures related to gameplay or purchase additional brand merchandises. Therefore, MMV cannot assure you that the revenue generated under this single brand is sufficient to sustain its business operation, monetization, and future growth.

MMV relies on certain third-party service providers to provide services that are critical to our business, which exposes MMV to various risks that may materially and adversely affect our reputation, business, financial condition and results of operations.

MMV currently uses numerous third-party suppliers and service providers to provide services that are critical to our businesses. MMV have engaged third-party or related service providers to provide online payment for gameplay and merchandise purchase, content distribution, data support, cybersecurity and maintenance services and other services. MMV has limited control over the operations of such third-parties and any significant interruption in their operations may have an adverse impact on our operations.

For example, MMV relies on certain third parties to broadcast its animation series and distribute its mobile games, any interruption or deterioration of business relationship with these distributors may materially affect our business operation and financial results. This is significant as MMV relies on its animation series to promote its brand. In addition to television broadcastings, MMV broadcasts its animation series on various video platforms, and MMV continues to rely on these video platforms to promote its brand. In January and November 2019, and January 2022, MMV signed online broadcasting agreements with an affiliate of Bilibili Inc. for Bilibili’s exclusive online broadcasting of our Aotu World the Animation in the PRC. While MMV believes this exclusive strategic cooperation with Bilibili Inc. will enhance its brand reputation, MMV cannot assure you that this exclusive right will benefit its brand and sufficient to promote its brand in the long term. If this arrangement with Bilibili Inc. is unable to maintain or achieve greater viewership results, our brand may be affected. In addition, the damages in reputation or otherwise of our animation series may also affect the commercial appeal and financial results for other entertainment genres, such as its mobile game, under the same brand.

Furthermore, MMV generates a substantial portion of its revenue from the operation of its mobile game, and relies on certain application stores and other gaming platforms to promote and market its mobile games to its users. If our relationship with these application stores or gaming platforms deteriorates or is interrupted for any reason, these platforms may suspend or terminate their services to MMV. If such event occurs, our users may not have access or find an alternative method to access our mobile games, which may adversely affect our operation and financial results. In addition to providing hosting service to our mobile games, some of these application stores and gaming platforms may collect payments from users for certain in-game purchases. These application stores and gaming platforms revert the scheduled payments to MMV periodically. However, these application stores and gaming platforms, for any reason, may fail to provide payment to MMV or fail to do so in a timely manner. If such event occurs, our business operation, financial results, and in particular, its cash flow may be adversely affected.

If any third-party service provider breaches its obligations under the contractual arrangements to provide relevant service to MMV, or revert payment to MMV for products provided and services rendered, or refuses to renew these service agreements on terms acceptable to MMV, MMV may not be able to find a suitable alternative service provider. Similarly, any failure of or significant quality deterioration in such service provider’s service platform or system could materially and adversely affect our reputation, business, financial condition and results of operations. In addition, these third-party service providers may bring legal actions against MMV for various claims such as payment settlement, which could delay the service delivery and adversely affect our business and financial condition.

MMV relies on third-party platforms to distribute our games and collect revenues generated on such platforms, any interruption of these platforms may cause adverse effect on our business.

MMV distributes its mobile games through the Apple App Store and various channels, including Android-based app stores and platforms, and its gross revenue generated from players is subject to revenue sharing to distribution channels and service fees to payment providers. Consequently, our prospects and expansion depend on our continued relationships with these providers, and any other emerging platform providers that are widely adopted by our target players. MMV and our distributors are subject to the standard terms and conditions of these platform providers for application developers, which govern the content, promotion, distribution, operation of games and other applications on their platforms, as well as the terms of the payment processing services provided by the platforms, and which the platform providers can change unilaterally with little or no notice. Our business would be harmed if:

●	the platform providers discontinue or limit MMV or our distributors’ access to their platforms;

●	governments or private parties, such as internet providers, impose bandwidth restrictions or increase charges or restrict or prohibit access to those platforms;

●	the platforms increase the fees they charge MMV or our distributors;

●	the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies;

●	the platforms decline in popularity;

●	the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require MMV to modify our technology or update our games in order to ensure players can continue to access our games and content with ease;

●	the platforms elect or are required to change how they label free-to-play games or take payment for in- game purchases;

●	the platforms block or limit access to the genres of games that MMV or our distributors provide in any jurisdiction;

●	the platforms impose restrictions or spending caps or make it more difficult for players to make in- game purchases of virtual items;

●	the platforms change how the personal information of players is made available to developers or develop or expand their own competitive offerings; or

●	MMV or our distributors are unable to comply with the platform providers’ terms of service.

If our platform providers do not perform their obligations in accordance with MMV platform agreements, MMV could be adversely impacted.

In addition, if MMV does not adhere to the terms and conditions of its platform providers, the platform providers may take actions to limit the operations of, suspend or remove our games from the platform, and/or MMV may be exposed to liability or litigation.

If any events described above or similar to those described above were to occur on short-term or long-term basis, or if these third-party platforms experience issues that impact the ability of players to download or access our games, access social features, or make in-game purchases, they could have a material adverse effect on our brands and reputation, as well as our business, financial condition and results of operations.

MMV relies on third-party manufacturers for the production of its Aotu World brand merchandises, any interruption of the manufacturing process or distribution channel may materially hinder our merchandise sales.

MMV generates a substantial portion of its revenue primarily through merchandise sales. However, MMV does not possess the capacity to manufacture its line of products and does not intend to expand its operation to include such capability. Therefore, MMV relies on business partners to manufacture its products. If our manufacturers are unable to manufacture the Aotu World brand products to meet the quality standard demanded by its consumers or mandated by law, our reputation and brand recognition may suffer as a result. In addition, if our manufacturers are unable to delivers the goods in a timely manner, our revenue for merchandise sales may be adversely affected.

Furthermore, MMV currently conducts its merchandise sales through online vendor platforms and offline distribution channels. MMV cannot assure you that any increase in distribution channels will ultimately increase the sales of its merchandise. Any interruption of our current distribution channel or the failure to expand its distribution capacity at a profitable level may have a material and adverse effect on our merchandise sales and revenue generation.

In addition, online vendors and offline distributors often collect and hold payments for merchandise sales on behalf of MMV. MMV cannot assure you that these vendors and distributors will perform its obligation under the commercial agreements or provide payment to MMV in a timely manner or at all. If the vendors or distributors breach their obligations to make payment, the financial shortfall may adversely affect our financial operation.

MMV may not be able to protect its proprietary brand and intellectual property, and as a result, its business, financial condition, and results of operations may be adversely impacted.

MMV relies on a combination of copyright, patent, trademark, technical knowhow, domain name, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual properties and brand. MMV also prides itself to be an open-source company that encourages UGC development and has made its proprietary brand, related supporting technical knowhow, and other IP supports available to its users for the creation of UGC content. However, the use of its proprietary brand by the UGC creators are limited to non-commercial use only, and any commercial development using our proprietary brand and IP requires further commercial negotiation with MMV in order to protect our commercial interests. While MMV actively monitors the UGC, it cannot assure you that MMV will sufficiently protect its proprietary brand due to the large volume of UGC created and the breadth of the internet and virtual world.

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

MMV also strives to broaden its content offering and growth through developing additional proprietary brands and investing in technology. However, there can be no assurance that (i) our pending applications for intellectual property rights will be approved, (ii) all of our intellectual property rights will be adequately protected, or (iii) our intellectual property rights will not be challenged by third-parties or found by a judicial authority to be invalid or unenforceable. Third-parties may also take the position that MMV is infringing their rights, and MMV may not be successful in defending these claims. Additionally, MMV may not be able to enforce and defend its proprietary rights or prevent infringement or misappropriation, without substantial expense to MMV and a significant diversion of management time and attention from business strategy.

Protection of intellectual property rights in China may not be as effective as in other jurisdictions, and, as a result, MMV may not be able to adequately protect its intellectual property rights, which could adversely affect its business and competitive position. These violations of intellectual property rights, whether or not successfully defended, may also discourage content creation. In addition, any unauthorized use of our intellectual properties by third-parties may adversely affect our business and reputation. our content, in particular its animation series, may be potentially subject to unauthorized copying and illegal digital dissemination without an economic return. MMV adopts a variety of measures to mitigate such risks, including by litigation and through technology measures. However, MMV cannot assure you that such measures will be effective in protecting its right against unfair competition, defamation or other rights associated with the use of our intellectual property.

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

Furthermore, managing or preventing unauthorized use of intellectual properties is difficult and expensive, and MMV may need to resort to legal proceedings to enforce or defend intellectual properties or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation or proceedings and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention.

MMV has been, and may continue to be, subject to claims and allegations relating to intellectual property and other causes.

Our success depends largely on our ability to utilize its technology to create and develop proprietary brands as the source for animation and gaming entertainment. Companies in the internet, technology, and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks, know-how, and trade secrets, and they are frequently involved in litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights, such as trademark and copyrights. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, or services, and such third-parties may attempt to enforce such rights against MMV. Although MMV has set up screening processes to try to filter out content that is subject to claims of copyright or other intellectual property protection, MMV may not be able to identify, remove, or disable all potentially infringing content that may exist. As a result, third-parties may take action and file claims against MMV if they believe that certain content available in our community violates their copyrights or other intellectual property rights.

MMV may from time to time receive claims that MMV infringes the intellectual property rights of others. Moreover, MMV may be subject to claims by third-parties who maintain that our service providers’ technology infringes third-party’s intellectual property rights. If MMV fails to successfully defend against such claim or does not prevail in such litigation, it could be required to modify, redesign or cease operating the games, pay monetary amounts as damages or enter into royalty or licensing arrangements with the valid intellectual property holders. Any royalty or licensing arrangements that MMV may seek in such circumstances may not be available to it on commercially reasonable terms or at all. Also, if MMV acquires technology licenses from third parties, our exposure to infringement actions may increase because MMV must rely upon these third parties to verify the origin and ownership of such technology. This exposure to liability could result in disruptions in our business that could materially and adversely affect our results of operations.

Some of our employees were previously employed at other companies, including our competitors. MMV may hire additional personnel to expand its development team and technical support team as its business grows. To the extent these employees were involved in the development of content or technology similar to our at their former employers, MMV may become subject to claims that these employees or MMV has appropriated these employees’ former employers’ proprietary information or intellectual properties. If MMV fails to successfully defend such claims against itself, MMV may be exposed to liabilities which could have a material adverse effect on the Group’s business.

MMV is currently not a party to any material legal or administrative proceedings but is subject to legal or administrative actions for defamation, negligence, copyright and trademark infringement, unfair competition, breach of service terms, or other purported injuries resulting from the content MMV provides or the nature of our services. Such legal and administrative actions, with or without merits, may be expensive and time-consuming and may result in significant diversion of resources and management attention from our business operations. Furthermore, such legal or administrative actions may adversely affect our brand image and reputation.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data may harm our reputation and business.

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. MMV faces risks inherent in handling large volumes of data and in protecting the security of such data, including those relating to:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

MMV is subject to the laws and regulations of the PRC and other countries and regions relating to the collection, use, retention, security and transfer of personally identifiable information with respect to our customers and employees. These laws continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause MMV to incur substantial costs or require MMV to change its business practices. Any failure, or perceived failure, by MMV to comply with any privacy policies or regulatory requirements or privacy-protection-related laws, rules and regulations could result in proceedings or actions against MMV by government authorities or others. These proceedings or actions may subject MMV to significant penalties and result in negative publicity, require MMV to change its business practices, increase its costs and severely disrupt its business.

In addition, the secure transmission of confidential information, such as users’ debit and credit card numbers and expiration dates, billing addresses and other personal information, over public networks, including our websites and games, is essential for maintaining user confidence. MMV does not have control over the security measures of its third-party payment channel partners, and their security measures may not be adequate. MMV could be exposed to litigation and possible liability if MMV fails to safeguard confidential user information, which could harm our reputation and its ability to attract or retain users, and may materially and adversely affect our business.

If content in our online UGC community is found to be objectionable or in violation of any PRC laws or regulations, MMV may be subject to administrative actions or negative publicity.

Content in our UGC community may draw social attention, which may cause controversies. Moreover, the PRC government and regulatory authorities have adopted regulations governing content and information over the internet. Under these regulations, internet content providers are prohibited from posting, reproducing, transmitting, or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent, or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. The PRC government and regulatory authorities strengthen the regulation on internet content from time to time. For example, the PRC Cybersecurity Law, which took effect on June 1, 2017, provides that, among other things, a network operator must keep record of and report any instances of public dissemination of prohibited content and failure to do so may result in revocation of its Value-Added Telecommunications Business Operating License and termination of business. With respect to audio-visual and live streaming content, the Circular on Issues Concerning Strengthening the Administration of Online Live Streaming of Audio-Visual Programs requires online audio-visual live streaming service providers to monitor the living streaming content, and to have an established emergency reaction plan to replace content that violates PRC laws and regulations. The Administrative Regulations on Online Live Streaming Services requires online live streaming service providers to establish review platforms for live streaming content. In addition, the Administrative Provisions on Online Audio-Visual Information Services provides that online audio-visual information service providers are the principals responsible for managing the security of information content, and should establish and improve their internal policies on user registration, scrutiny of information publication, and information security management, and that they must report users’ production, publication, and dissemination of prohibited content. Moreover, the Regulations on Administration of Network Short Video Platforms requires that all short videos to be reviewed before being broadcasted. Any failure to comply with the aforementioned regulations may cause negative publicity and subject MMV to fines or other penalties, which could materially and adversely affect our business, reputation, and results of operations.

MMV cannot assure you that MMV can identify all objectionable or illicit content due to the large amount of content uploaded by our users every day. Failure to identify and prevent illegal or inappropriate content from being uploaded to our community may subject MMV to negative publicity or liability, such as limiting the dissemination of content, and suspension or removal of its contents from various distribution channels.

Laws and rules, governmental or judicial interpretations, and implementations may change in a manner that could render our current efforts insufficient. If government actions or sanctions are brought or pending against MMV, or if there is publicity that government actions or sanctions have been brought or otherwise are pending against MMV, its reputation and brand image could be harmed, MMV may lose users and business partners, and our revenue and results of operation may be materially and adversely affected.

Many of our products and services utilize open source software, which may pose particular risks to our proprietary software, products, and services in a manner that negatively affects our business.

MMV uses open source software in its products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, MMV may face claims from third-parties claiming ownership of, or demanding release of, the open source software or derivative works that MMV developed using such software.

These claims could result in litigation and could require MMV to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until MMV can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and MMV may not be able to complete it successfully.

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

Furthermore, MMV monitors the number of registered users of Aotu World the Game, it has not implemented any criteria to measure and distinguish active users among the aggregate registered players. MMV has not independently verified the databases and information contained in such third-party publications and reports which may not accurately reflect actual statistics or numbers. Such data may differ from estimates or similarly titled metrics published by other third parties due to differences in methodology and assumptions, technical errors and other inherent challenges in measuring such data and information. For example, certain users may register multiple user accounts, or there could be dummy device accounts or simulator accounts, which may skew the accuracy of the number of users on our platform. Furthermore, the top-up amounts recorded by MMV may not accurately reflect the actual top-up statistics due to the use of coupons, refunds, bad debts and different statistical periods. Therefore, MMV cannot guarantee that the user base or top-up amounts related statistics reported in this annual report fully and accurately present our actual user base or top-up amounts statistics.

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

MMV relies on major third-party payment channels, such as Alipay and WeChat Pay, to facilitate and collect game players’ payment for in-game virtual items and end customers’ payment for merchandise. MMV is subject to various risks and uncertainties associated with these third-party online payment channels. Any interruption in their payment services could adversely affect our payment collection, and in turn, its revenue.

In all online payment transactions through third-party payment channels, secured transmission of consumers’ confidential information, including credit card and bank account numbers, personal information and billing addresses, over public networks, is essential for maintaining consumer confidence. MMV does not have control over the security measures of the third-party payment channels, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. MMV could be exposed to litigation and potential liabilities if MMV fails to safeguard consumers’ confidential information, which could harm our reputation and its ability to attract or retain consumers and may have a material adverse effect on its business.

Furthermore, our payment channels are subject to various laws and regulations regulating electronic funds transfers and virtual currencies, which could change or be reinterpreted in a way that will adversely affect their compliance. If our payment channels experience any non-compliance incidents, they may be subject to fines and higher transaction fees and even lose their ability to accept online payments from our consumers, which in turn would materially and adversely affect our ability to monetize our game player base.

MMV has incurred significant losses historically and may continue to experience significant losses in the future.

For each of the three years in the period ended December 31, 2023, MMV incurred net loss of US$32.7 million, US$12.8 million and US$29.0 million, respectively. MMV cannot assure you that MMV will be able to generate profits or positive operating cash flow in the future. Our ability to achieve profitability and positive operating cash flow principally depends on its ability to further expand our user base and increase its revenue, but MMV cannot assure you that our user base will continue to maintain the growth momentum. MMV also needs to continue enhancing its monetization to increase our revenue. MMV may experience losses and negative operating cash flow in the future due to its continued spending in product development, M&A and investments in technology. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic conditions or competitive dynamics in the industry. If MMV cannot effectively maintain or achieve revenue growth at scale, or is unable to maintain and enhance our profitability and liquidity, our business, financial condition, and results of operations may be materially and adversely affected.

MMV has a substantial amount of indebtedness and other liabilities and is exposed to liquidity constraints, which could make it difficult to obtain additional financing on favorable terms or at all and could adversely affect its financial condition, results of operations, and ability to repay its debts.

MMV has incurred a substantial amount of debts to finance its brand and product development, infrastructure investment, and other operational expenses. As of December 31, 2023, MMV had net current liabilities of US$7.9 million, and total shareholders’ deficit of US$30.5 million. Historically, MMV has not been profitable nor generated positive net operating cash flows. As of December 31, 2023, MMV had US$18.2 million loans and accrued interests due to its major shareholders and other related parties, and US$5.6 million trading and other amounts due to its related parties affiliated to its major shareholders. MMV may resort to additional financing such as issuing debt or equity securities and obtaining additional loans from financial institutions. If MMV is unable to obtain financing on favorable terms, it could hamper our ability to obtain financing and meets its principal and interest payment obligations to its creditors. As a result, MMV may be exposed to liquidity constraints. In order to provide additional liquidity to its operations, MMV could be forced to reduce its planned capital expenditures, implement austerity measures, and/or sell additional non- strategic assets in order to raise funds. A reduction in its capital expenditure program could adversely affect its financial condition and results of operations, in particular, our ability to achieve its anticipated growth or even maintain the operations of its current spaces.

In addition, as a holding company, MMV may rely on dividends and other distributions on equity paid by its subsidiaries, including WFOE and other subsidiaries based in the PRC for its cash and financing requirements. If WFOE or any other subsidiaries in PRC incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to MMV. Current PRC regulations permit WFOE to pay dividends to MMV through the Hong Kong Subsidiary and Cayman Subsidiary only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. MMV is permitted under the laws of British Virgin Islands to provide funding to its subsidiaries in Hong Kong and mainland China through loans or capital contributions without restrictions on the amount of the funds. Hong Kong Subsidiary and Cayman Subsidiary are also permitted under the laws of Hong Kong SAR and Cayman Islands, respectively, to provide funding to MMV through dividend distributions without restrictions on the amount of the funds. As of the date of this annual report, MMV has not transferred funds to the WFOE. In the future, however, cash proceeds raised from overseas financing activities, including the Business Combination, may be transferred by MMV to the WFOE via capital contribution or shareholder loans. As of the date of this annual report, there have not been any such dividends or other distributions from WFOE to the Hong Kong Subsidiary. In addition, none of our subsidiaries have ever issued any dividends or distributions to MMV or their respective shareholders outside of China. As of the date of this annual report, Shanghai Jupiter has not remitted any services fees to the WFOE.

Failure to comply with the terms of our indebtedness could result in default, which could have an adverse effect on our cash flow and liquidity.

MMV may from time to time enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict our business and operations. If MMV breaches any of these covenants, including the failure to maintain certain financial ratios, our lenders may be entitled to accelerate our debt obligations. Any default under the credit facility could result in the repayment of these loans prior to maturity as well as the inability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

MMV has recorded negative cash flows from operating activities historically and may experience significant cash outflows or has net current liabilities in the future.

MMV has experienced significant cash outflow from operating activities historically. MMV had net cash used in operating activities of US$5.5 million, US$5.0 million and US$9.9 million for each of the three years in the period ended December 31, 2023, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for its operations and business expansion.

Failure to generate positive cash flows from operations may adversely affect our ability to raise capital for its business expansion. It may also diminish the willingness of business partners to enter into transactions with MMV, and have other adverse effects that harm our long-term viability.

MMV had net current liabilities as of December 31, 2023. Net current liabilities expose MMV to liquidity risk. MMV has satisfied its liquidity requirements primarily through equity financing activities and loans from its shareholders. Such financing might not be available to MMV in a timely manner or on terms that are acceptable, or at all.

Our business will require significant amount of working capital to support its growth. our future liquidity and ability to make additional capital investments will depend primarily on its ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that MMV will be able to renew existing bank facilities or obtain equity or other sources of financing.

Our revenue growth rate and financial performance in recent periods may not be indicative of future performance, and our revenue growth rate may decline in the future compared to prior periods.

MMV has experienced revenue growth in certain business lines in recent periods, in particular, including 11.3% year-over-year growth for its merchandise sales, 18.8% year-over-year growth for its animation production service revenue and 327.6% year-over-year growth for its licensing services in 2022. As MMV continues to develop its business, our revenue growth rates may decline compared to prior fiscal years due to a number of reasons, which may include more challenging comparisons to prior periods, a decrease in the growth of its overall market or market saturation, slowing demand for its games, its inability to continue to acquire games or game studios, and its inability to capitalize on growth opportunities. In fact, due to less contents created and published and the fluctuation of the macro economies in the year of 2023, MMV’s revenue declined compared to that of 2022.

Our interim and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our interim and annual results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one interim period or any one year are not necessarily an indication of future performance. Fluctuations in interim and/or annual results may adversely affect the price of our ordinary shares. Factors that may cause fluctuations in our interim and annual financial results include:

●	timing and release of new games and merchandise;

●	our ability to attract new customers and maintain relationships with existing customers;

●	changes in our products and services offered and introduction of new services and products;

●	the amount and timing of operating expenses related to marketing and the maintenance and expansion of our business, operations and infrastructure;

●	general economic, industry and market conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

In addition, MMV experiences seasonality in our business, reflecting traditional personal consumption patterns. Our results of operations could be affected by such seasonality in the future.

MMV may not be able to manage its growth effectively, which may compromise the success of its business.

Historically, MMV experienced rapid growth in certain periods. The success of our business largely depends on our ability to effectively maintain our user and revenue growth. MMV attracts and retains users with quality entertainment content. As MMV further expands its business, we may face challenges related to the expansion of our brand, products, services, employees and other resources. To address these challenges, MMV needs to expand company infrastructure, technological capabilities, and employee support to scale.

MMV cannot assure you that its existent infrastructure and resources will be adequate to support our expanding business operations, or its continuous expansion of company infrastructure will generate the same level of efficiency to sustain its business expansion. If MMV fails to manage its expansion effectively, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

MMV requires a significant amount of capital to fund its operations and growth. If MMV cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.

MMV requires a significant amount of capital and resources for its operations and continued growth. MMV expects to make significant investments to funds its brand development and M&A activities to broaden its content offerings, which may significantly increase our net cash used in operating activities. In addition, MMV will continue to invest in its Core Platform and supporting technology, which are fundamental to our business operation and future growth. However, MMV cannot assure you that these investments will generate the optimal returns, if at all. To date, MMV has historically funded its cash requirements primarily through capital contributions from its shareholders and short-term or long-term borrowings. If these resources are insufficient to satisfy our cash requirements, MMV may seek to raise funds through additional equity offering or debt financing or additional bank facilities. Our ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to its future business development, financial condition, and results of operations, general market conditions for financing activities by companies in its industry, and macro-economic and other conditions in China and globally. In particular, certain potential equity investors who already executed share subscription agreements to subscribe MMV’s shares may not be able to fulfill their obligations under such agreements due to market conditions. If MMV cannot obtain sufficient capital on acceptable terms to meet its capital needs, MMV may not be able to execute its growth strategies, and our business, financial condition, and prospects may be materially and adversely affected.

A severe or prolonged economic slowdown in the Chinese or global economy could materially and adversely affect our business, financial condition and results of operations.

The global macroeconomic environment is facing challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations, and financial condition.

The rise in political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

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

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business operation and M&A activities, financial condition, and results of operations.

Legal or regulatory restriction could adversely impact our business and limit the growth of our operations.

There is significant opposition in some jurisdictions, including in China, to interactive social gaming. In September 2018, the World Health Organization added “gaming disorder” to the International Classification of Diseases, defining the disorder as a pattern of behavior characterized by impaired control over gaming and an increase in the priority of gaming over other interests and daily activities. Additionally, the public has become increasingly concerned with the amount of time spent using phones, tablets and computers per day, and these concerns have increased as people spend more time at home and on their devices over the course of the stay-at-home orders caused by the COVID-19 pandemic. Such opposition could lead these jurisdictions, including China, to adopt legislation or impose a regulatory framework to govern interactive social gaming specifically. These could result in a prohibition on interactive social gaming altogether, restrict our ability to advertise its games, or substantially increase its costs to comply with these regulations, all of which could have an adverse effect on our results of operations, cash flows and financial condition. MMV cannot predict the likelihood, timing, scope or terms of any such legislation or regulation or the extent to which they may affect our business.

Consumer protection concerns regarding games have been raised in the past and may again be raised in the future. These concerns include but are not limited to: (i) methods to limit the ability of children to make in- game purchases, and (ii) a concern that mobile game companies are using big data and advanced technology to predict and target “vulnerable” users who may spend significant time and money on mobile games in lieu of other activities. Such concerns could lead to increased scrutiny over the manner in which our games are designed, developed, distributed and presented. MMV cannot predict the likelihood, timing or scope of any concern reaching a level that will impact our business, or whether MMV would suffer any adverse impacts to its results of operations, cash flows and financial condition.

Furthermore, China has established numerous laws and regulations with respect to the anti-addiction aspect in the gaming industry. Please refer to “— Risks Related to Doing Business in China — The PRC laws regulating the playing time of online games and the age of users playing them may adversely affect our business and operations.” for more details. The scope and interpretation of these PRC laws that are or may be applicable to the gaming industry are uncertain and may be conflicting. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with the gaming industry’s current practices and could have an adverse effect on our business, financial condition, results of operations and growth prospects.

MMV has engaged in transactions with related parties, and such transactions present potential conflicts of interest that could have an adverse effect on its business and results of operations.

MMV has entered into a number of transactions with related parties. MMV may in the future enter into additional transactions with its related parties. Interests of these related parties may not necessarily be aligned with our interests and the interests of its other shareholders. For example, conflicts of interest may arise in connection with decisions regarding the transaction arrangements which may be less favorable to MMV than similar arrangements negotiated with unaffiliated third- parties. Conflicts of interest may also arise in connection with the exercise of contractual remedies, such as the treatment of events of default. As a result, those related party transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations.

MMV faces risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt its operations.

Our business could be adversely affected by the effects of epidemics. The COVID-19 pandemic has caused, and may continue to cause, MMV and its business partners to implement adjustment of work arrangements enabling employees to work from home and collaborate remotely. MMV have taken measures in accordance with regulatory policies to reduce the negative impact of the COVID-19 pandemic. However, MMV might still be subject to related impact, such as travel restrictions and delay or cancelation in our events. As a result, our business, financial condition, and results of operations have been adversely affected. The extent to which the COVID-19 pandemic affects our operations and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus, such as the availability of effective vaccines or cure, among others.

In recent years, there have been other breakouts of epidemics in China and globally. Our operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy and the global industry in general.

MMV is also vulnerable to natural disasters and other calamities. Although MMV have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and MMV may be unable to recover certain data in the event of a server failure. MMV cannot assure you that any backup systems will be adequate to protect MMV from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Any future outbreak of contagious diseases, extreme unexpected bad weather or natural disasters would adversely affect our offline events. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, the offline events operated by us may be canceled or delayed. Government advice regarding, or restrictions on, holding offline events, in the event of an outbreak of any contagious disease or occurrence of natural disasters may have a material adverse effect on our business and operating results.

MMV may not effectively identify, pursue and consummate strategic alliances, investments or acquisitions.

Broadening of content offering by way of M&A and other investment channels may be one of our business strategy. MMV may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisitions, investments or alliance candidates. These transactions could be material to our financial condition and results of operations if consummated. MMV cannot guarantee that it may be able to identify suitable strategic alliances, investment or acquisition opportunities. Even when MMV identifies an appropriate acquisition or investment target, it may not be able to negotiate the terms of the acquisition or investment successfully, obtain financing for the proposed transaction, or integrate the relevant businesses into its existing business and operations. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which MMV have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

There may also be particular complexities, regulatory, commercial or otherwise, associated with our expansion into new markets imposed by regulatory agencies in PRC and in the target jurisdiction. Acquisitions by operating entities in the PRC are subject to review by PRC regulatory agencies such as the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or MOFCOM. The PRC regulatory agencies may not approve our investments or acquisition even if MMV is able to reach an agreement with respect to the commercial terms. The PRC regulatory agencies may not provide a reason regarding their decision to prohibit our investment proposal or afford MMV the opportunity to take curative measures to seek subsequent approval from these agencies. In addition to restrictions imposed by the PRC regulatory agencies, regulatory agencies in the target territories may also impose restrictions that may prohibit our investment or acquisition in these territories.

MMV may not be able to successfully consummated contemplated transactions due to various factors, and the failure to consummate certain transactions could materially and adversely affect our financial condition.

Even if the transaction is consummated, MMV may only have limited control over the companies in which it only has minority stake, it cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Non-compliance of regulatory requirements by our investees may cause substantial harm to our reputations and the value of our investment. If MMV is unable to effectively address these challenges, its ability to execute acquisitions as a component of its long-term strategy will be impaired, which could have an adverse effect on its growth. As a result of the above, our strategies may not be successfully implemented beyond the current markets.

Investments and acquisitions present financial, managerial and operational challenges, including difficulty in integrating our operations with businesses MMV acquires or in which MMV invests, potential disruption of our ongoing business and distraction of management attention and risks associated with offering new products and services or entering additional markets. MMV has limited experience in making acquisitions and investments, and may fail to generate sufficient revenue or other value to justify our investments in potential targets. our users may not respond favorably to its new products and services obtained through acquisition and partnership, which could damage its brand reputation and adversely affect its business.

MMV may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. Any investment might not achieve the synergies, operational or financial benefits it expects and may adversely impact our operating results. In addition, MMV cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance, or prove to be profitable.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

MMV collects personal data from our users in order to better understand our users and their needs. Concerns about the collection, use, disclosure, processing, or security of personal information or other privacy-related matters, even for those without merit, could damage our reputation, cause MMV to lose users, and adversely affect our business and results of operations. MMV is required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cybersecurity Law, to ensure the confidentiality, integrity, and availability of the information of our users, advertising customers, and third-party content providers, which is also essential to maintaining their confidence in our services. However, the interpretation and implementation of such laws in China and elsewhere are often uncertain and in flux.

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

While MMV takes measures to comply with all applicable data privacy and protection laws and regulations, MMV cannot guarantee the effectiveness of the measures undertaken by MMV and its business partners. The activities of third-parties, such as our users, merchants, brands, third-party data processor, and other business partners are beyond our control. If any of these parties violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with MMV, or if any of our employees fails to comply with our internal control measures and misuses the information, MMV may be subject to regulatory actions. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against MMV, and could damage our reputation, discourage current and potential users and business partners from using our services, and subject MMV to claims, fines, suspension of relevant operations, revocation of licenses, or other damages, which could have a material adverse effect on our business and results of operations.

New laws or regulations concerning data protection, or the interpretation and implementation of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that MMV may take may subject MMV to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause MMV to incur substantial costs or require MMV to change its business practices in a manner materially adverse to our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. MMV conducts all of its business through the operation of its subsidiaries in the PRC and VIEs. If the VIE structure and the series of agreements executed under the VIE arrangement are terminated or become invalid or illegal as a result of the new rules, MMV cannot exercise any contractual control over our subsidiaries in the PRC.

Any compromise of the cybersecurity of our online community could materially and adversely affect our business, operations, and reputation.

Our products and services involve the storage and transmission of users’ and other customers’ information, and security breaches or vulnerabilities affecting our or our vendors’ technology, products, and systems could expose MMV to a risk of loss of this information, litigation, and potential liability. MMV experiences cyber-attacks of varying degrees from time to time, and MMV has been able to rectify attacks without significant impact to our operations in the past. MMV uses third-party technology and systems for a variety of reasons, such as data storage and transmission, cloud services, and other functions. Some of such systems have experienced past security breaches, and, although they did not have a material adverse effect on our operating results, MMV cannot assure you a similar result in the future. our security measures may also be breached due to employee error, malfeasance, or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users, or other customers to disclose sensitive information in order to gain access to our data or our users’ or other customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable, or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, MMV may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, MMV could lose users and other customers, and may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could materially and adversely affect our business, reputation, and results of operations.

Any significant disruption to our technology infrastructure or our failure to maintain the satisfactory performance, security, and integrity of our technology infrastructure would adversely affect user experience and harm our reputation.

Our ability to provide users with high-quality experience depends on the continuous and reliable operation of its technology infrastructure, the failure of which may significantly impair our user experience. Disruptions, failures, or unscheduled service interruptions could hurt our reputation, ability to operate its business, retain existing users and attract new users. Our technology infrastructure are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking, and other attempts to harm our systems. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party service providers. MMV has experienced general intermittent interruptions in the past, and may continue to experience similar interruptions in the future despite our continuous efforts to improve our technology infrastructure. Since MMV hosts our servers at third-party internet data centers, any natural disaster or unexpected closure of internet data centers operated by third-party providers may result in lengthy service interruptions. The proper functioning of our technology is essential to our business. If MMV experiences frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, its users’ experience may be negatively affected, which in turn, may materially and adversely affect our reputation. MMV cannot assure you that MMV will be successful in minimizing the frequency or duration of service interruptions.

Undetected programming or system errors or defects in our games could harm our reputation and materially and adversely affect our business.

Our mobile games are subject to frequent improvement and updates and may contain bugs or flaws that may become apparent only after the updated apps are accessed by gamers. From time to time, gamers may inform MMV of programming bugs or flaws affecting their experience, which MMV may not be able to resolve in a timely manner. As a result, MMV may lose gamers, and our reputation and market acceptance of our games may also suffer, therefore adversely affecting our business.

Our mobile app and internal systems rely on software, including software developed or maintained internally and/or by third parties. In addition, our mobile app and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which MMV relies in the past has contained, and may now or in the future contain, undetected programming errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which MMV relies may result in a negative experience for users using our mobile app, delay introductions of new features or enhancements, result in errors or compromise our ability to protect the data of its users and/or its intellectual property or lead to reductions in its ability to provide some or all of its services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which MMV relies, and any associated degradations or interruptions of service, could result in harm to our reputation and loss of users, which could adversely affect our business, financial condition and operation results.

Restrictions on virtual currency and virtual items may adversely affect our current business model.

Our mobile game revenue is mainly derived from sales of in-game virtual items, which are regulated pursuant to the PRC laws and regulations on virtual currency of online games. The Notice on Strengthening Administration of Virtual Currency of Online Games (), which was jointly issued by the Ministry of Culture, or MOC, and the MOFCOM in 2009, have imposed various restrictions on virtual currency, and requirements and obligations on online game operators with respect to the virtual currency used in their games, including (i) virtual currency may only be provided to users in exchange for payment in legal currency and may be only used to pay for virtual items and services of the issuer of the currency, and online game operators are required to keep transaction data records for no less than 180 days; (ii) online game operators are prohibited from providing lucky draws or lotteries that are conducted on the condition that participants contribute cash or virtual currency in exchange for game props or virtual currencies; and (iii) companies involved with virtual currency in China must be issuers or trading platforms, and may not operate simultaneously as both issuers and trading platforms. MMV is required to tailor its business model carefully, in order to comply with the PRC laws and regulations, including the foregoing notice. Failure to do so may result in an adverse impact on our business and results of operations.

Uncertainties in the law or regulation that govern virtual asset property rights and the liabilities that may be imposed on online game operators for virtual assets could have a material and adverse effect on our business and operations.

MMV believes that virtual assets are valued by our users, particularly long-term users. However, on occasion, such assets can be lost if, for example, a user’s identity is stolen by another user or MMV experiences a system error or crash. Other than the Civil Code of the PRC (《中华人民共和国民法典》), which was passed by the PRC National People’s Congress on May 28, 2020 and took effect on January 1, 2021, and prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the Chinese government has not yet enacted any specific laws regarding virtual property rights. Accordingly, MMV has no basis to determine what the legal rights are, if any, associated with virtual assets and what liabilities MMV could be exposed to for the loss or destruction of virtual assets. In case of a loss of virtual assets, MMV may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations. MMV has not been involved in any virtual assets related law suits. However, MMV cannot assure you that such law suits will not be brought against us in the future.

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

Our performance and future success depend on the talents and efforts of highly skilled individuals, especially its senior management team, other key employees, as well as art design, research and development and operation maintenance personnel, many of whom are difficult to replace. For example, MMV relies on Mr. Yiran Xu, its Chairman of the Board and CEO for the company’s strategic development, and Mr. Xu’s industry experience and familiarity with the company’s business operation may not be easily replaced by others. The loss of the services of any of our executive officers or other key employees could harm our business. In addition, due to our cost control measures, MMV may lose certain skilled personnel, include certain members of our creative content production and development teams, which could affect our business and our results of operations.

MMV will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the online games industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. Since the demand and competition for talent is intense in our industry, particularly for online game development personnel, engineers and related technical personnel, MMV may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses, including stock-based compensation. If MMV does not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, MMV may be unable to grow effectively. MMV will grant, and may continue to grant, options and other types of awards, which may result in increased share-based compensation expenses.

MMV will adopt a Share Incentive Award, which will allow MMV to enhance its ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the company’s growth and performance. Competition for highly skilled personnel is often intense and MMV may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. MMV believes the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and MMV will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If MMV fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, MMV may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to the Business Combination, Legacy MMV has been a private company with limited accounting personnel and other resources with which to address internal controls and procedures. In the course of auditing our consolidated financial statements as of and for the three years in the period ended December 31, 2023, MMV and its independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate understanding and knowledge of U.S. GAAP to handle complex accounting issues and to establish and implement key controls over period end closing and financial reporting to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Neither MMV nor its independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in our internal control over financial reporting. Had MMV performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weakness or control deficiencies may have been identified.

As a public company, MMV is subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that MMV include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once MMV ceases to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from MMV. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. MMV may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, MMV may identify other weaknesses and deficiencies in our internal control over financial reporting. If MMV fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, MMV may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if MMV fails to achieve and maintain an effective internal control environment, it could result in material misstatements in its financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose MMV to increased risk of fraud or misuse of corporate assets and subject MMV to potential delisting from the stock exchange on which MMV lists, regulatory investigations and civil or criminal sanctions. MMV may also be required to restate its financial statements from prior periods. MMV will incur increased costs as a result of being a public company.

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

After MMV is no longer an “emerging growth company”, MMV may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Non-compliance on the part of our employees, business partners, or other third-parties involved in our business could adversely affect our business.

Our compliance controls, policies, and procedures may not protect it from acts of our employees, business partners, or other third-parties that violate the laws or regulations of the jurisdictions in which MMV operates, which may adversely affect our business. In addition, our business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may, directly or indirectly, disrupt our business. MMV identifies irregularities or non-compliance in the business practices of any parties with whom MMV pursues existing or future cooperation and MMV cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our business partners or other third-parties involved in our business may affect our business activities and reputation and in turn, our results of operations.

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

Pending or future litigation could have a material and adverse impact on our business, financial condition, and results of operations.

MMV may be subject to regulatory actions, litigation, disputes, or claims of various types brought by relevant regulatory authorities or our competitors, users, content creators, employees, or other third-parties against MMV in the ordinary course of its business. Such regulatory actions, disputes, allegations, complaints, or legal proceedings may damage our reputation, evolve into litigations, or otherwise have a material adverse impact on our reputation and business. Litigation is expensive, may subject MMV to the risk of significant damages, requires significant managerial resources and attention, and could materially and adversely affect our business, financial condition, and results of operations. The outcomes of actions MMV institutes may not be successful or favorable to MMV. Lawsuits against MMV may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention from operating our business. MMV may also need to pay damages or settle lawsuits with a substantial amount of cash, which could harm its business, financial condition, and results of operations.

Any claims of the VIEs’ gaming, animation or other content to be, among others, obscene, superstitious, defamatory or impairing public interest, may result in negative publicity or a governmental response that could have a material and adverse impact on our business.

The media in China have previously reported incidents of violent crimes allegedly inspired by online games and theft of virtual items between users in online games. While MMV believes that such events were not related to its intellectual property, it is possible that our reputation could be adversely affected by such behavior. In response to the media reports, in August 2005 the Chinese government enacted regulations to prohibit all minors under the age of 18 from playing online games in which players are allowed to kill other players, an activity that has been termed player kills. The Chinese government has also taken steps to limit online game playing time for all minors under the age of 18. These and any other new restrictions on online games and/or animations may materially and adversely impact the VIEs’ business and results of operations. If the Chinese government determines that online games and/or animations have a negative impact on society, it may impose certain additional restrictions on the online game and/or animations industry, which could in turn have a material and adverse effect on the VIEs’ business and results of operations.

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

The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect our business, financial condition, results of operations, and prospects.

MMV leases premises in China in various locations. With respect to certain leased premises, the lessors did not have or provide MMV with property ownership certificates or other documents evidencing their rights to lease such premises to MMV. Therefore, MMV cannot assure that it will not be subject to any challenges, lawsuits, or other actions taken against MMV with respect to its leased premises for which the relevant lessors do not have valid title or right to lease. If our lessors’ right to lease premises is successfully challenged by any third-party, our lease agreements may not be enforceable and MMV may be forced to vacate the premise and relocate to a different premise. MMV has not registered any of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, all lease agreements are required to be registered and filed with the relevant government authority. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the relevant government authorities may order MMV to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if MMV fails to complete the registration within the prescribed timeframe.

MMV has limited insurance coverage for its operations.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. MMV maintains minimal insurance to meet the standard mandated by PRC law. Although MMV considers its insurance coverage to be in line with that of other companies in the same industry of similar size in China, these insurance and minimal coverage might not be able to cover all risks related to our operation. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect its results of operations and financial condition. For more information about our insurance coverage, please see “Item 4. Information on the Company — D. Business Overview — Insurance” in this annual report.

The loss of or a substantial reduction in activity by our largest customers and/or vendors could materially and adversely affect our business, financial condition and results of operations.

Shanghai Huijie Culture Communication Co., Ltd., or Shanghai Huijie, a related-party of MMV contributed a substantial portion of our animation production service revenue. Shanghai Huijie is a 40.0% non-controlling shareholder of Shanghai Hui Zhi Ren Cultural & Creative Co., Ltd., or Shanghai Hui Zhi Ren. Shanghai Jupiter Creative Design Co., Ltd., or Shanghai Jupiter, owns the remaining 60.0% of Shanghai Hui Zhi Ren. Both Shanghai Jupiter and Shanghai Hui Zhi Ren are our VIEs in the PRC.

MMV has a long-established business relationship with Shanghai Huijie. MMV, through its VIEs, has been providing animation production services to Shanghai Huijie for various animation projects since its inception in 2019. Our VIE and Shanghai Huijie has entered into a series of service arrangement agreements. The service arrangement agreement currently in effect between our VIE and Shanghai Huijie was signed in August 2021. In accordance with the terms of this service arrangement agreement, (i) our VIE shall provide animation production services to Shanghai Huijie during the three-year cooperation period commencing on August 20, 2021 and expiring on August 19, 2024; (ii) during this period, Shanghai Huijie and its affiliates may submit animation production specifications and orders to MMV for production service; (iii) the service price for the animation production service shall be set out in the service orders and MMV may elect to proceed with the service or negotiate an increasing rate by specifying its cost structure under the fee arrangement structure agreed upon by both parties under the service arrangement agreement; (iv) MMV and its VIEs shall deliver the animation works in accordance with the requirements stated in the production order, subject to Shanghai Huijie’s review and confirmation; (v) Shanghai Huijie has the option to designate specific MMV staff based on its previous business interaction with MMV to participate in the provision of the animation production service.

For the year ended December 31, 2021, 2022 and 2023, revenue contributed by Shanghai Huijie as a percentage of our total revenue were 16.4%, 23.4% and 20.9%, respectively. The loss of or a substantial reduction in activity by Shanghai Huijie or other customers may adversely affect our animation production revenue as well as its overall business, financial condition, and results of operations.

Risks Related to Our Corporate Structure

MMV is a holding company without any business operation, and relies on contractual arrangements with VIEs and their shareholders for its business operations. These arrangements may not be as effective as direct ownership in providing operational control. The investors are purchasing shares of MMV, rather than shares of the VIEs. Any failure by VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on our business.

MMV is holding company without any business operations. To comply with PRC laws and regulations, MMV conducts its business in China through the VIEs incorporated in China. The VIEs are owned by PRC citizens or entities who are our founder, co-founders, or beneficially owned, controlled by or under common control with our shareholders, with whom MMV has contractual arrangements. MMV exercises control over the VIEs and become the primary beneficiary of the VIEs for accounting purposes through the VIE Agreements, which are less effective than direct ownership. our control over the VIEs and our position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that MMV met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) MMV controls Shanghai Jupiter through power to govern the activities which most significantly impact the Shanghai Jupiter’s economic performance, (ii) MMV is contractually obligated to absorb losses of Shanghai Jupiter that could potentially be significant to Shanghai Jupiter, and (iii) MMV is entitled to receive benefits from Shanghai Jupiter that could potentially be significant to Shanghai Jupiter. Only if MMV meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, MMV will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as our consolidated affiliated entities for accounting purposes. Neither the investors in MMV nor MMV itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Although the VIE structure MMV has adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, such arrangements have not been tested in any of the PRC courts and the PRC government may not agree that these arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

The investors are purchasing shares of our BVI holding company, rather than shares of the VIEs which conduct substantially all of our business operations and hold substantially all of our assets. MMV has relied and expects to continue relying on contractual arrangements with the VIEs and their shareholders to operate its business in China. The revenues contributed by the VIEs and their subsidiaries constituted substantially all of our net revenue for the three years in the period ended December 31, 2023. These contractual arrangements may not be as effective as direct ownership in providing MMV with operational control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with MMV by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If MMV had direct ownership of the VIEs, MMV would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, MMV relies on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs.

The shareholders of the VIEs may not act in the best interests of MMV or may not perform their obligations under these contracts. Such risks exist throughout the period in which MMV intends to operate certain portions of its business through the contractual arrangements with the VIEs.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, MMV may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to MMV or our designee if MMV exercises the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward MMV, then MMV may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third-parties claim any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third-parties were to impair our control over the VIEs, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on its business, operations, and financial condition.

On February 21, 2024, Oriental Pearl Group Co., Ltd. (“Oriental Pearl”) filed an action in the First Intermediate People’s Court of Shanghai against Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (“Ke Xing Shi Dai”), Horgos Gaea Network Technology Co., Ltd. (“Horgos Gaea”), Shanghai Jupiter and Shanghai Miting, in connection with certain obligations owed by Horgos Gaea and its controlling person, Mr. Yanzhi Wang. Oriental Pearl is seeking, among other things, to void the (i) Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shanghai Jupiter and Horgos Gaea; (ii) Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shanghai Jupiter and Horgos Gaea; (iii) Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shanghai Jupiter and Horgos Gaea; and (iv) transfer of 56.96% of Beijing Jupiter’s equity interest by Horgos Gaea to Ke Xing Shi Dai. The defendants have raised objection to the jurisdiction of the First Intermediate People’s Court of Shanghai, which is currently pending in the court. As of the date of this annual report, no trial date has been scheduled. As advised by Global Law Offices, our PRC legal counsel, the action does not affect the effectiveness of our VlE arrangement at this stage. However, the ongoing litigation proceedings may cause us or our management to incur significant time, resources and cost or divert their attention from our business, which could have a negative impact on our business, results of operations, and growth prospects. The Company intends to defend itself in such matter; however, we cannot predict the outcome or impact. We are unable to reasonably estimate the possible loss or range of loss, if any, associated with these claims, unless noted. If the court rules in favor of Oriental Pearl with respect to their claims, our control over the VIEs and our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations, and financial condition, and the value of your investment could be materially and adversely affected.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the VIE Agreements that establish the VIE structure for the majority of our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Shanghai Jupiter and, consequently, significantly affect the financial condition and results of operations of MMV. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, MMV could be subject to severe penalties or be forced to relinquish its interests in Shanghai Jupiter, which may materially and adversely affect its operations and the value of your investment.

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

MMV is a BVI business company incorporated under the laws of the British Virgin Islands. To comply with PRC laws and regulations, MMV conducts our internet-related business in China through Shanghai Jupiter and its subsidiaries incorporated in China. Shanghai Jupiter and its subsidiaries hold the licenses, approvals, and key assets that are essential for the operations of certain of our businesses. Shanghai Jupiter is owned by PRC citizens or entities who are our founder, co-founders, or beneficially owned or controlled by our shareholders, with whom MMV has contractual arrangements. our control over the VIEs and our position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that MMV met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) MMV controls Shanghai Jupiter through power to govern the activities which most significantly impact the Shanghai Jupiter’s economic performance, (ii) MMV is contractually obligated to absorb losses of Shanghai Jupiter that could potentially be significant to Shanghai Jupiter, and (iii) MMV is entitled to receive benefits from Shanghai Jupiter that could potentially be significant to Shanghai Jupiter. Only if MMV meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, MMV will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as our consolidated affiliated entities for accounting purposes. Although the structure MMV has adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, such arrangements have not been tested in any of the PRC courts and the PRC government may not agree that these arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

The VIE arrangements enable MMV to (i) direct the activities that most significantly affect the economic performance of the VIEs; (ii) receive substantially all of the economic benefits from the VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs or to all or part of the assets of the VIEs, when and to the extent permitted by PRC law, or request any existing shareholder of the VIEs to transfer all or part of the equity interest in the VIEs to another PRC person or entity designated by the Company at any time in our discretion, therefore the VIE arrangements can provide sufficient protection to our shareholders. In the opinion of Global Law Office, our PRC legal counsel, the VIE arrangements are valid, binding, enforceable, and do not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. According to the Opinions on Strictly Cracking Down on Illegal Securities Activities promulgated on July 6, 2021 and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and relevant five guidelines promulgated on February 17, 2023, the PRC government will strengthen the administration over illegal securities activities, enhancing supervision over overseas listings of Chinese companies (including but not limited to the Chinese companies controlled by overseas parent company through VIE structure). Thus, MMV cannot assure you that the PRC government will not ultimately take a view contrary to our current corporate structure. If MMV is found in violation of any PRC laws or regulations or if the contractual arrangements under MMV are determined as illegal or invalid by any PRC court, arbitral tribunal, or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

1.	revoke the agreements constituting the contractual arrangements;

2.	revoke the VIEs’ business and operating licenses;

3.	require the VIEs to discontinue or restrict operations;

4.	restrict our right to collect revenue;

5.	restrict or prohibit our use of the proceeds from our public offering to fund its business and operations in China;

6.	shut down all or part of the VIEs’ websites, apps, or services;

7.	levy fines on the VIEs or confiscate the proceeds that they deem to have been obtained through non- compliant operations;

8.	require MMV to register, file or apply for approval with respect to its adoption of VIE structure which MMV may not be able to complete;

9.	require the VIEs to restructure the operations in such a way as to compel it to establish a new enterprise, re-apply for the necessary licenses, or relocate the VIEs’ businesses, staff, and assets;

10.	impose additional conditions or requirements with which the VIEs may not be able to comply;

11.	record the VIEs’ illegitimate acts in the corporate credit information system; and/or

12.	take other regulatory or enforcement actions that could be harmful to the VIEs’ business.

Furthermore, any of the equity interest in Shanghai Jupiter under the name of any record equity holder of Shanghai Jupiter may be put the court’s custody in connection with litigation, arbitration, or other judicial or dispute resolution proceedings against that record holder. MMV cannot be certain that the equity interest will be disposed of in accordance with the contractual arrangements. In addition, new PRC laws, rules, and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and contractual arrangements. The occurrence of any of these events or the imposition of any of these penalties may materially and adversely affect our ability to conduct internet-related businesses. In addition, if the imposition of any of these penalties causes MMV to be unable to direct the activities of our VIEs or the right to receive their economic benefits, MMV would no longer be able to consolidate Shanghai Jupiter into our financial statements, which could materially and adversely affect our financial condition and results of operations. If MMV is unable to claim its contractual right to control the assets of the VIEs that carry out substantially all of our operations in China, the MMV Ordinary Shares and Warrants may decline in value or become worthless.

The shareholders of our VIEs may have actual or potential conflicts of interest with MMV, which may materially and adversely affect our business and financial condition.

As of the date of this annual report, MMV is not aware of any conflicts between the shareholders of our VIEs and MMV. However, the shareholders of our VIEs may have actual or potential conflicts of interest with MMV in the future. These shareholders may refuse to sign or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements MMV has with them and our VIEs, which would have a material and adverse effect on our control over the VIEs and our position of being the primary beneficiary of the VIEs for the accounting purposes. For example, the shareholders may be able to cause our agreements with its VIEs to be performed in a manner adverse to MMV by, among other things, failing to remit payments due under the contractual arrangements to MMV on a timely basis. MMV cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of MMV or such conflicts will be resolved in our favor.

Currently, MMV does not have any arrangements to address potential conflicts of interest between these shareholders and MMV. If MMV cannot resolve any conflict of interest or dispute between us and these shareholders, MMV would have to rely on legal proceedings, which could result in disruption of our business and subject MMV to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people’s court at the place where the arbitration commission is located under certain circumstances, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay.

In the event MMV is unable to enforce these contractual arrangements, or if MMV suffers significant delays or other obstacles in the process of enforcing these contractual arrangements, MMV may not be able to exert effective control over its VIEs, and our ability to conduct its business may be negatively affected.

Substantial uncertainties existing with the PRC foreign investment legal regime may have a significant impact on our corporate structure and business operations.

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

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council”. Therefore, it is possible that future laws, administrative regulations, or provisions prescribed by the PRC State Council may regard contractual arrangements as a form of foreign investment, and then whether our contractual arrangement will be recognized as foreign investment, whether our contractual arrangement will be deemed to be in violation of the foreign investment access requirements under PRC laws and how the above-mentioned contractual arrangement will be treated are uncertain.

Therefore, there is no guarantee that our contractual arrangement and its business will not be materially and adversely affected in the future.

In the extreme case-scenario, MMV may be required to unwind the contractual arrangement and/or dispose of the VIEs or their subsidiaries, which could have a material and adverse effect on our business, financial conditions and result of operations.

MMV may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by our VIEs, which could, render it unable to conduct some or all of our business operations and constrain our growth.

Our VIEs hold licenses, approvals, and assets that are necessary for its business operation. MMV relies on contractual arrangements with its VIEs to use, or otherwise benefit from, certain foreign restricted licenses and permits that it needs or may need in the future as its business continues to expand, such as Value-Added Telecommunications Business Operating License, or the ICP license, Internet Cultural Business License, or ICB License, and Radio and TV Programs Production and Operation License held by one of its VIEs.

The contractual arrangements contain terms that specifically obligate the equity holders of Shanghai Jupiter to ensure the valid existence of our VIE arrangement and restrict the disposition of material assets or any equity interest of Shanghai Jupiter. However, in the event the equity holders of Shanghai Jupiter breach the terms of these contractual arrangements and voluntarily liquidate Shanghai Jupiter, or Shanghai Jupiter declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, MMV may be unable to operate some or all of our businesses or otherwise benefit from the assets held by Shanghai Jupiter, which could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, if Shanghai Jupiter undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of Shanghai Jupiter, thereby hindering our ability to operate our business as well as constrain our growth.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that MMV or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

The tax regime in China is rapidly evolving, and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in significantly different ways. The PRC tax authorities may assert that MMV or our subsidiaries or our VIEs owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules, and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our VIEs, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements MMV not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or our VIEs could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our profit may be materially reduced if our tax liabilities increase.

The equity holders, directors, and executive officers of Shanghai Jupiter, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with MMV.

The PRC laws provide that a director and an executive officer owe a fiduciary duty to the company he or she directs or manages. The directors and executive officers of Shanghai Jupiter must act in good faith and in the best interests of Shanghai Jupiter and must not use their respective positions for personal gain. On the other hand, directors of MMV owe a fiduciary duty to MMV under British Virgin Islands law. Our control over the VIEs and our position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that MMV met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) MMV controls Shanghai Jupiter through power to govern the activities which most significantly impact the Shanghai Jupiter’s economic performance, (ii) MMV is contractually obligated to absorb losses of Shanghai Jupiter that could potentially be significant to Shanghai Jupiter, and (iii) MMV is entitled to receive benefits from Shanghai Jupiter that could potentially be significant to Shanghai Jupiter. Only if MMV meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, MMV will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as our consolidated affiliated entities for accounting purposes. The business and operations of Shanghai Jupiter are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these persons may arise due to dual roles both as directors and executive officers of Shanghai Jupiter and as directors or employees of MMV, and may also arise due to dual roles both as equity holders of Shanghai Jupiter and as directors or employees of MMV.

MMV cannot assure you that these persons will always act in the best interests of MMV should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. MMV also cannot assure you that these persons will ensure that Shanghai Jupiter will not breach the existing contractual arrangements. If MMV cannot resolve any such conflicts of interest or any related disputes, MMV would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings. See “— MMV may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by our VIEs, which could, render it unable to conduct some or all of our business operations and constrain our growth” above.

If MMV exercises the option to acquire equity ownership of Shanghai Jupiter, the ownership transfer may subject it to certain limitations and substantial costs.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition), foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including internet content provider services, or ICP services, with the exception of e-commerce, domestic multi-party communications, storage-forwarding, and call centers businesses. Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council, the main foreign investor who invests in a value-added telecommunications business in China must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently none of the applicable PRC laws, regulations, or rules provides clear guidance or interpretation on the Qualification Requirements. MMV faces the risk of not satisfying the requirement promptly. In addition, the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) prohibits foreign investors from investing in internet audio-visual program services and internet culture activities with the exception of music. If the PRC laws were revised to allow foreign investors to invest in enterprises with internet audio-visual program or internet culture activities businesses in China, or to hold more than 50% of the equity interests of value-added telecommunications enterprises, due to the necessity of ICP services for internet audio-visual program services and internet cultural activities, MMV might be unable to unwind the contractual arrangements before MMV is able to comply with the Qualification Requirements, or if MMV attempts to unwind the contractual arrangements before it is able to comply with the Qualification Requirements, MMV may be ineligible to operate its value-added telecommunication, internet audio-visual program, and internet culture activities businesses and may be forced to suspend its operations, which could materially and adversely affect our business, financial condition, and results of operations.

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

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, foreign exchange control, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our operation. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

The uncertainties and quick change of the legal system in China with little advance notice could limit the legal protections available or impose additional requirements and obligations on our business operation, which may materially and adversely affect our business, financial condition, and results of operations.

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

Although our gaming content offering emphasizes more on gameplay longevity rather than concentrated gameplay, such restriction on the operation of online game could adversely affect the operation results and financial performance of our games. On August 20, 2021, the Standing Committee of the PRC National People’s Congress promulgated Personal Data Protection Law, which requires, among other things, the data operator to obtain the consent of the minor’s parents or other guardians process the personal data of minors under the age of 14 (“−14 minors”). The Personal Data Protection Law became effective on November 1, 2021, which essentially demand the online game service provider, who are mandatory obliged to collect and process users’ identification information, to obtain the consent of −14 minors’ guardians when such −14 minors register for online games. MMV cannot rule out the possibility that certain −14 minors’ guardians would refuse or fail to give such consent under Personal Data Protection Law which would result in adverse effect on MMV user growth. MMV cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards its contractual, property (including intellectual property) and procedural rights could adversely affect its business and impede its ability to continue its operations. Furthermore, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of the MMV Ordinary Shares and Warrants.

In addition, new laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to its businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules, and guidelines governing internet companies with respect to a wide range of issues, such as intellectual property, competition and antitrust, privacy and data protection, cybersecurity and other matters, which may result in additional obligations imposed on our business operation.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer securities or list in overseas markets, either directly or indirectly, are required to fulfill the filing procedure with the CSRC. The Overseas Listing Trial Measures provide that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering and listing by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual places of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. At a press conference held for these new regulations, officials of the CSRC clarified that the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

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

As of the date of this annual report, (1) our PRC legal advisors have advised MMV that there are no PRC laws and regulations in force explicitly requiring that MMV obtain any permission from PRC authorities to consummate securities offerings in connection with the Business Combination, (2) Shanghai Jupiter has obtained a notification (No. 2022072101) from the Cyber Security Review Office, advising that our overseas listing is not subject to cybersecurity review, and (3) MMV has not received any inquiry, notice, warning, sanction or any regulatory objection to securities offerings in connection with the Business Combination from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations. However, any future securities offerings and listings outside of mainland China by MMV, including but not limited to follow-on offerings, secondary listings and going private transactions, will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner. In addition, the aforesaid laws, regulatory requirements and interpretations are evolving. There remains substantial uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities. If it is determined in the future that the approval, filing or other administrative procedures of the CSRC, the CAC or any other PRC regulatory authority is required for our subsequent securities offerings, and we fail to obtain such approval, complete such filing or other administrative procedure in a timely manner, or at all, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our securities offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt our subsequent securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals, complete filing or other administrative procedures for our subsequent securities offering, we may be unable to obtain a waiver of such approval, filing or other administrative procedure requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

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

Recently, the Chinese government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China. This included, among other actions, the adoption of new measures to extend the scope of cybersecurity reviews, and the expansion of efforts in anti-monopoly enforcement. Because these statements and regulatory actions are new, it is highly uncertain as to (a) how soon legislative or administrative regulation-making bodies in China will respond to them, (b) what existing or new laws or regulations will be modified or promulgated, if any, or (c) what impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list our ordinary shares on an U.S. securities exchange.

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

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation, and subject MMV to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of content and information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting, reproducing, transmitting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent, or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites or other internet platforms. The website or platform operator may also be held liable for such censored information displayed on or linked to the websites or platforms. If our content offerings, website or internet platform is found to be in violation of any such requirements, MMV may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

The gaming industry is subject to a variety of PRC laws and regulations, many of which are unsettled and still developing, and which could subject MMV to claims or otherwise harm our business, financial condition, results of operations and growth prospects.

The gaming industry is subject to a variety of laws in China, including but not limited to those regarding gaming, consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, export and national security, which are continuously evolving and developing. The scope and interpretation of the laws are or may be applicable to the gaming industry are often uncertain and may be conflicting. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with the gaming industry’s current practices and could have an adverse effect on our business, financial condition, results of operations and growth prospects.

Pursuant to the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the “Three Provisions” jointly promulgated by the MOC, the State Administration of Radio Film and Television (the “SARFT”) and the General Administration of Press and Publication (the “GAPP”) (), issued by the State Commission Office for Public Sector Reform (a division of the State Council) and effective on September 7, 2009, the State Administration of Press, Publications, Radio, Film and Television (the “SAPPRFT”), the successor of the SARFT and the GAPP, will be responsible for the examination and approval of online games to be uploaded on the internet and that, after the online games are uploaded on the Internet, online games will be administered by the MOC.

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

In May 2019, the General Office of the Ministry of Culture and Tourism released the Notice on Adjusting the Scope of Examination and Approval regarding the “Internet Culture Operation License” to Further Regulate the Approval Work () (the “Notice of Adjusting Examination Scope”), which quotes the Regulations on the Function Configuration, Internal Institutions and Staffing of the Ministry of Culture and Tourism () and further specifies that the Ministry of Culture and Tourism, or the MOCT no longer assumes the responsibility for administering the industry of online games and no longer approves and issues the Internet Culture Operation Licenses within the business scope of “operating online games via the internet,” “operating online games via the internet (including the issuance of virtual currencies used for online games)” and “conducting trade of virtual currencies used for online games via the internet.” On July 10, 2019, the MOCT issued the Decision on the Abolition of the Interim Measures on Administration of Online Games and the Administrative Measures for Tourism Development Plan ( ) (the “Abolition Decision”). The Abolition Decision also cites the Regulations on the Function Configuration, Internal Institutions and Staffing of the Ministry of Culture and Tourism and further abolishes the Interim Measures on Administration of Online Games, which means that the MOCT will no longer regulate the industry of the online games. On December 22, 2023, the NNPA published the Measures for the Administration of Online Games (Draft for Comments), which provides specific requirements on the approval of online games, content management, issuance and trading of game coins and virtual props, publicity and promotion, and protection of minors and specifies that NNPA will regulate the industry of the online games. However, as of the date of this annual report, the Measures for the Administration of Online Games (Draft for Comments) have not been formally adopted. It is uncertain whether and when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented. Both the internet publishing services (including the online game publishing) and internet culture operation (including the online game operation) fall within the prohibited categories in the Negative List. The Notice of the GAPP, the State Copyright Administration and National Anti-Pornography and Anti- Illegal Publications Working Group Office on Implementing the “Regulation on Three Provisions” of the State Council and the Interpretations Edited by the SCOPSR to Further Strengthen the Pre-Approval of Online Games and the Approval and Management of Imported Online Games () (the “GAPP Notice”), promulgated by the GAPP, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications, on September 28, 2009, provides, among other things, that foreign investors are not permitted to invest or engage in online game operations in China through wholly-owned subsidiaries, equity joint ventures or cooperative joint ventures, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operations indirectly by establishing other joint venture companies, establishing contractual agreements or providing technical support. Serious violation of the GAPP Notice will result in suspension or revocation of relevant licenses and registrations.

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

These developments and other developments or regulations, whether existing or to be implemented, may have an adverse effect on our users, business, financial condition, results of operations and growth prospects. Furthermore, as uncertainties remain regarding the development, interpretation and implementation of notices, laws and regulations, MMV may become subject to additional compliance costs and liabilities under such laws and regulations and MMV may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. MMV may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

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

On August 30, 2018, eight PRC government authorities at national government level, including the NPPA and the Ministry of Education, released the Implementation Program. As a part of the plan to prevent myopia among children, the Implementation Program plans to regulate the number of new online games and restrict the amount of time juveniles spend playing on electronic devices. As at the date of this annual report, no implementation rule has been issued to regulate the number of new online games, and it is impracticable to forecast the expected quota on the number of online games approved for publication annually in the future. Although it is unclear when and how the Implementation Program on regulating the number of new online games will be enforced, the risk exists that its enforcement could impact our ability to launch and publish new games going forward, and require MMV to spend more time and costs in preparing and receiving the approvals necessary to launch its games.

On October 25, 2019, the NPPA issued the Notice on Further Strengthening Administration of Prevention of Primary and Secondary School Students’ Addiction to Online Games () (“New Anti-addiction Notice”) which mainly stipulates that: (i) the real-name registration system shall be implemented; (ii) the time slot and duration for playing online games by minors shall be subject to strict control; (iii) the provision of paid services to minors shall be regulated; (iv) the regulation of the industry shall be enhanced; and (v) the development and implementation of appropriate age-reminding system shall be explored. Although MMV has implemented real-name registration systems in all of its games, not all of our mobile game users from China have registered in its account system using their own Chinese identification information. Our IT system keeps a record of those users who registered with MMV using their Chinese identification information, who are under 18 years of age and who have made top-up payments. Furthermore, the implementation of the New Anti- addiction Notice may lead to a decrease in the number of minors in our user base and the play time of minor users, thereby leading to a decrease in the minor users’ revenue contribution to our online game business, and therefore may materially and adversely affect our results of operations and prospects.

According to the Law of the PRC on the Protection of Minors (2020 Revision) (), which became effective on June 1, 2021, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under age of 14 and adopts new section regarding network protection, requiring online game service providers to further implement authentication of minors gamers’ names and to classify game products, give reminders for age appropriateness, and take technical measures to prevent minors from contacting inappropriate games or game functions. The new Minors Protection Law also provides that online game service providers shall not provide online game services to minors from 22:00 to 8:00 the next day. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures. Failure to comply with the requirements under the new Minors Protection Law may subject MMV to penalties, including but not limited to penalties up to 10 times illegal gains, penalties to the person directly in charge, suspension of its operation of online games, revocation of the business license and other licenses and approvals for its online game operations.

On August 30, 2021, the NPPA issued the Notice on Further Strengthening the strict Administration and Practical Prevention of Minors’ Addiction to Online Games (). On October 20, 2021, six PRC government authorities at national government level, including the Ministry of Education, the CAC, the MIIT, issued the Notice on Further Strengthening Administration of Prevention of Primary and Secondary School Students’ Addiction to Online Games (). Both of these new regulations reiterates the identification verification requirement for all online game players and further mandated that minors may only permitted to play online games from 20:00 to 21:00 on Fridays, Saturdays, Sundays, and legal holidays. Upon receiving notice of these regulatory changes, MMV immediately implemented the change in its online games operations. These new regulations’ impact on our results of operation is uncertain, but this regulation is expected to impact our revenue generated from gaming operations due to the decrease in the play time of minor users.

Such regulations and developments may have a material adverse effect on our active users and their in-game spending, which may in turn lead to materially and adversely affect our business, revenue and growth.

If the PRC government determines that our ownership structure does not comply with the restrictions contained in the GAPP Notice, MMV could be subject to severe penalties.

MMV is subject to relevant PRC regulations on operators of online games. On 28 September 2009, the GAPP, together with the National Copyright Administration, and the National Working Group for Crackdown on Pornography and Illegal Publications, jointly issued a Circular on Implementation of the Regulation on the Three Provisions of the State Council and the Relevant Interpretations and Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games (), or the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in the PRC via wholly-owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in PRC entities’ online game operations through indirect routes, such as establishing other joint venture companies, entering into contractual arrangements with or providing technical support for such operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online gaming platforms that are ultimately controlled or owned by foreign investors. Due to the ambiguity of various regulations on online games and a lack of interpretative materials from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be foreign investment in online game business. While MMV is not aware of any online game companies which use the same or similar contractual arrangements as MMV having been penalized or ordered to terminate operations by PRC authorities claiming that the contractual arrangements constitute control over, or participation in the operation of, online game operating businesses through indirect means, it is unclear whether and how the various regulations of the PRC authorities might be interpreted or implemented in the future. If our contractual arrangements were deemed to be such an “indirect means” or “disguised form” under the GAPP Notice, our contractual arrangements may be challenged by the competent press and publication authority. If MMV and its VIEs are found to be in violation of the GAPP Notice in operating our mobile games, the competent press and publication authority, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including, in the most serious cases, by suspending or revoking relevant licenses and registrations.

Our failure to timely obtain preapproval for publication of online games from the NPPA before game launch may adversely affect our game pipelines.

Our failure to timely obtain preapproval for publication of online games from the NPPA before game launch may adversely affect our game pipelines. Publishing and monetizing mobile games in China are subject to preapproval by the NPPA. Accordingly, online games, including approved games’ updated version and expansion pack with names different from the original version, are subject to preapproval by the NPPA. If MMV fails to obtain for any online games it develops, or neglect to obtain for any updated version and expansion pack of its approved games, the ISBN from the NPPA, none of them can be successfully launched in China as scheduled, which may adversely affect our game pipeline. In addition, the ISBN may become more difficult to be obtained in the future and the NPPA may delay or suspend the issuance of ISBN from time to time, and more restrictions on the issuance of the ISBN may be imposed in the future, which may disrupt our business plan and lead to a loss of business opportunities. NPPA at the national level had suspended the approval of game registration and issuance of ISBN for online games starting from March 2018, and later resumed game registration and issued ISBN for the first batch of games with an effective date of December 19, 2018. From August 2021, no new game registration or ISBN for online games were approved or issued from the NPPA at the national level until resumed in April 2022, which caused delays to the publication of our pipeline of games and other products. The unanticipated delays have adversely impacted our overall publication schedule and thus impacted our projected revenue. The processing time of games registration and issuance of the ISBN may vary greatly and is within the NPPA’s discretion. Any future delay in game registration with NPPA or obtaining the ISBN could negatively affect the operation results of our games and businesses. Going forward, if any online games published or to be published by MMV fails to obtain the ISBN in time, or at all, these games may not be allowed to be released or may be ordered to be suspended or cease operation, and, as a result, our business and results of operations may be materially and adversely affected.

Any lack of requisite approvals, licenses, or permits applicable to our business may have a material and adverse impact on our business, financial condition, and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which MMV operates, MMV is required to maintain various approvals, licenses, and permits to operate our business, including but not limited to business license, license related to content offerings, radio and TV programs Production and operation license, and value-added telecommunications license. These approvals, licenses, and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.

In particular, the internet and mobile internet industries in China are highly regulated. Our VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory regime, a number of regulatory authorities, including, but not limited to, the NPPA, the MOCT, the MIIT, the PRC State Council Information Office, and the CAC, jointly regulate all major aspects of the internet industry, including the mobile internet and online content communities. Operators must obtain various government approvals and licenses for relevant business.

MMV has obtained Value-Added Telecommunications Business Operating License, or ICP License, for the provision of commercial internet information services, the ICB Licenses, for commercial internet culture activities, Radio and TV Programs Production and Operation License, a license for production and operation of TV programs (including animation), and a license for publication operation through our VIEs. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. MMV cannot assure you that it will be able to maintain our existing licenses or permits necessary for our business operations, update information (such as websites, apps, or legal representative) on file, or renew any of them when their current term expires.

In particular, MMV must file and obtain an ISBN from the NPPA, for every game, including its updated version and expansion pack with names different from the original version, it develops before these games can be marketed to the public. While our management has significant experience in obtaining ISBN from NPPA, it cannot guarantee MMV will be able to achieve the same results in the future. If MMV is unable to obtain the ISBN from NPPA or do so in a timely manner, it could significantly impact its business plan and negative affect its financial condition and results of operation.

Furthermore, MMV may experience compliance issues due to numerous factors including, but not limited to not having received and verified the relevant animation distribution license for “Aotu Academy” held by animation distributors.

If MMV fails to obtain the necessary licenses, permits and approvals, MMV may be subject to fines, confiscation of revenues generated from incompliance operations, or the suspension of relevant operations. MMV may also experience adverse publicity arising from such non-compliance with government regulations that negatively impacts its brand. MMV may experience difficulties or failures in obtaining the necessary approvals, licenses, and permits for new spaces or new service offerings. If MMV fails to obtain the material licenses, our content offerings and business activities could be severely delayed. In addition, there can be no assurance that MMV will be able to obtain, renew, and/or convert all of the approvals, licenses, and permits required for its existing business operations upon their expiration in a timely manner or at all, which could adversely affect our business operations.

In addition, considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing our business activities. MMV could be found not in compliance with any future laws and regulations or of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If MMV fails to complete, obtain, or maintain any of the required licenses or approvals or make the necessary filings, MMV may be subject to various penalties, such as confiscation of unlawful gains, the imposition of fines, revocation of licenses, and the discontinuation or restriction of our operations. Any such penalties or changes in policies, regulations, or enforcement by government authorities may disrupt our operations and materially and adversely affect our business, financial condition, and results of operations.

MMV may be liable for improper use or appropriation of personal information, which could have an adverse effect on our business and results of operations.

Our business involves collecting and retaining user data, including certain users’ personal information as our various information technology systems enter, process, summarize and report such data. MMV also maintains information about various aspects of our operations as well as regarding its employees. The integrity and protection of our users, employees and company data is critical to our business. Our users and employees expect that MMV will adequately protect their personal information. MMV is required by applicable laws to keep strictly confidential the personal information that MMV collects, and to take adequate security measures to safeguard such information.

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

Regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. Complying with new laws and regulations could cause MMV to incur substantial costs or require MMV to change its business practices in a manner materially adverse to our business. For instance, various regulatory bodies in China, including the CAC, the MPC and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. MMV could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

Any system failure or compromise of our security that results in the unauthorized access to or release of the data of our users could significantly limit the adoption of our services, as well as harm our brand reputation, result in litigation against MMV, liquidated and other damages, regulatory investigations and penalties, and MMV could be subject to material liability. MMV expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as MMV expands the scope of services it offers and as it increases the size of its user base.

In addition, the interpretation and application of the aforementioned laws and regulations are often uncertain and in flux. Our practice may become inconsistent with these laws and regulations. If so, in addition to the possibility of fines, this could result in an order requiring that MMV changes its practices, which could have an adverse effect on our business and results of operations.

Concerns about the use of personal data in compliance with PRC law could damage our reputation and deter current and potential users from using our services.

Pursuant to the applicable PRC laws and regulations concerning the use and sharing of personal data, our PRC subsidiaries and consolidated affiliated entities are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without the users’ consent. New laws and regulations, such as The Decision of the Standing Committee of the PRC National People’s Congress on Strengthening Network Information Protection, which was issued by the Standing Committee of the PRC National People’s Congress on December 28, 2012, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by the MIIT on July 16, 2013 and took effect on September 1, 2013 further enhanced the legal protection of information security and privacy on the Internet. The laws and regulations also require Internet operators to take measures to ensure confidentiality of information of users. On December 29, 2017, the National Information Security Standardization Technical Committee, or the NISSTC, issued the Information Security Technology- Personal Information Security Specification, which implemented on May 1, 2018. Although this is a recommended specification and not a mandatory one, it is used as a basis for carrying out regulatory work on privacy policies by the MIIT and the MPC. While MMV strives to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is shared with merchants or others may adversely affect our ability to share certain data with merchants, which may limit certain methods of targeted marketing. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our website. A significant reduction in user traffic could lead to lower revenues from paying users, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the performance of the mobile-based systems, telecommunications networks, and digital infrastructure in China.

Our operations rely heavily on mobile based systems, telecommunications networks, and digital infrastructure. Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, MMV primarily relies on a limited number of telecommunication service providers to provide MMV with data communications capacity through local telecommunications lines and internet data centers to host our servers. MMV has limited access to alternative networks or services in the event of disruptions, failures, or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, MMV may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our internet and mobile gaming applications.

MMV cannot assure you that the digital infrastructure and the telecommunications networks in China will be able to support the demands associated with the continued growth in digital usage.

 In addition, MMV has no control over the costs of the services provided by telecommunication service providers. If the prices MMV pays for telecommunications and digital services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if data access fees or other charges to mobile users increase, our user traffic may decline and our business may be harmed.

MMV may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements MMV may have, and any limitation on the ability of our PRC subsidiaries to make payments to MMV could have a material and adverse effect on our ability to conduct its business.

MMV is a holding company and MMV relies principally on dividends and other distributions on equity from its PRC subsidiaries for its cash requirements, including for services of any debt MMV may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries and our VIEs are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries as a Foreign Invested Enterprise, or FIE, are also entitled to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to MMV. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to its respective shareholders could materially and adversely affect our business operations and our ability to make distributions to you.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, MMV are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. MMV expects that our labor costs, including wages and employee benefits, will continue to increase. Unless MMV is able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected. Moreover, certain employees or former employees may bring legal actions against MMV for claims related to labor costs, which could adversely affect our financial condition and reputation.

Any failure by Shanghai Jupiter or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Shanghai Jupiter or its shareholders fail to perform their respective obligations under the contractual arrangements, MMV may have to incur substantial costs and expend additional resources to enforce such arrangements.

MMV may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which MMV cannot assure you will be effective under PRC laws. For example, if the shareholders of Shanghai Jupiter were to refuse to transfer their equity interest in Shanghai Jupiter to us or our designee if MMV exercises the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then MMV may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that MMV is unable to enforce these contractual arrangements, or if MMV suffers significant delay or other obstacles in the process of enforcing these contractual arrangements, MMV may not be able to exert effective control over our consolidated variable interest entity, and our ability to conduct our business may be negatively affected.

It may be difficult for a shareholder to pursue claims against us in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. As a result, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of corporations domiciled in the United States. Obtaining recognition of, and attaching assets in aid of execution of a Chinese arbitral award in the United States can be a complex process involving multiple sets of statutes and procedural rules. However, the arbitration provisions in the contractual agreements do not preclude you from pursuing shareholders’ claims arising under the United States federal securities laws. Any limitation on the ability of our PRC Subsidiaries and VIEs to transfer funds to MMV in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Our independent registered public accounting firm’s audit documentation related to their audit reports include audit documentation located in China. PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ordinary shares.

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

Our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report for years ended December 31, 2023, 2022 and 2021, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia, whose audit report is included in this annual report, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report.

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

Notwithstanding the foregoing, our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Marcum Asia’s audit working papers related to MMV are located in China. With respect to audits of companies with operations in China, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. As a result, the risks mentioned above have been heightened.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay MMV from using the proceeds of the Business Combination to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds MMV transfers to its PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China.

According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of or report investment information to the MOFCOM or their respective local branches and registration with a local bank authorized by the SAFE. In addition, any foreign loan procured by our PRC subsidiaries cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches. Any medium or long-term loan to be provided by MMV to its VIEs must be registered with the NDRC, and the SAFE or its local branches. MMV may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by MMV to its PRC subsidiaries. If MMV fails to complete such registrations, its ability to use the proceeds to be received from the Business Combination and to capitalize its PRC operations may be negatively affected, which could adversely affect its liquidity and its ability to fund and expand business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this Circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the proceeds to be received from the Business Combination, to fund the establishment of new entities in China by our VIEs, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition, and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar, and the trend continued in 2019. In 2020 and 2021, the RMB appreciated approximately 8.7% against the U.S. Dollar, but the RMB has sharply depreciated against the U.S. Dollar by 7.8% and 2.9%, respectively, in 2022 and 2023. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and MMV cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, international relations especially the trade tensions between U.S. and China, or government policies of PRC or U.S. may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our net revenue and costs are denominated in Renminbi. MMV is a holding company and MMV relies on dividends paid by its subsidiaries in China for its cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable in U.S. dollars. To the extent that MMV needs to convert U.S. dollars it receives from the Business Combination, into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount MMV would receive. Conversely, if MMV decides to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. MMV receives substantially all of our net revenue in Renminbi. Under our current corporate structure, MMV, as a holding company, primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements MMV may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, MMV needs to obtain SAFE approval to use cash generated from the operations of our PRC Subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents MMV from obtaining sufficient foreign currencies to satisfy its foreign currency demands, MMV may not be able to pay dividends in foreign currencies to its shareholders.

Furthermore, these restrictions may severely limit our funding to make investment and acquisitions overseas, and if occurs, the lack of funding could significantly impair our key business strategy to expand its business operations globally and make strategic acquisition overseas.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to MMV, or may otherwise adversely affect MMV.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that MMV makes in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If our shareholders who are PRC residents or entities fail to make the required registration or to update the previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer, or liquidation to us, and MMV may be restricted in its ability to contribute additional capital to its PRC subsidiaries. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

MMV has requested PRC residents who MMV knows hold direct or indirect interest through an SPV in the Company to make the necessary applications, filings and registrations as required under SAFE Circular 37, and MMV is aware that most of these shareholders have completed the initial foreign exchange registrations with relevant banks. MMV cannot assure you, however, that all of these individuals may continue to make required filings or updates in a timely manner, or at all. MMV cannot provide any assurance that MMV is or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest through an SPV in MMV. Any failure or inability by such individuals to comply with SAFE regulations may subject MMV to fines or legal sanctions, restrict our cross-border investment activities, and limit our PRC subsidiaries’ ability to distribute dividends to us. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, and implemented by the relevant government authorities. For example, MMV may be subject to a more stringent review and approval process with respect to its foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if MMV decides to acquire a PRC domestic company, MMV cannot assure you that MMV or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement its acquisition strategy and could adversely affect its business and prospects.

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

MMV faces uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. MMV may be subject to filing obligations or taxed if MMV is transferor in such transactions, and may be subject to withholding obligations if MMV is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in MMV by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, MMV may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom MMV purchases taxable assets to comply with these circulars, or to establish that MMV should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

MMV may grow its business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand its business or maintain its market share.

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

PRC laws and regulations prohibit advertising companies from producing, distributing, or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. On February 25, 2023, the SAMR issued Administrative Measures for Internet Advertising, or the Internet Advertising Administrative Measures, which became effective on May 1, 2023, and replaced the Interim Measures for the Administration of Internet Advertising which became effective on September 1, 2016. According to the Internet Advertising Administrative Measures, the provisions of the Advertising Law and the Internet Advertising Administrative Measures shall apply to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media within the territory of PRC. MMV cannot assure you that all the content contained in its advertisements is true and accurate as required by, and complies in all aspects with, the advertising laws and regulations, including but not limited to the Advertising Law of the People’s Republic of China and the Internet Advertising Administrative Measures, especially given the uncertainty in the interpretation of these PRC laws and regulations. If MMV is found to be in violation of applicable PRC advertising laws and regulations, MMV may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations, and prospects.

Under PRC advertising laws and regulations, MMV is obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. and in accordance with the Internet Advertising Administrative Measures to establish an internal monitoring and management system over records, review and archives management of online advertising activities before it may publish any online advertisement. In addition, for advertising content related to specific types of products and services, advertisers, advertising agencies and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Administrative Measures, we are required to take steps to monitor the content of advertisements displayed by us. Violation of the aforementioned laws and regulations may subject MMV to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements, and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, PRC governmental authorities may force MMV to terminate its advertising operation or revoke its licenses.

Our employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, and the PRC State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, our employment practices may violate the labor contract law and related regulations and MMV could be subject to penalties, fines, or legal fees as a result. If MMV violates relevant laws and regulations, MMV may be subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition, and results of operations may be adversely affected.

MMV may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

MMV is required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines, and/or other penalties.

Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank.

As of the date of this annual report, MMV has not made adequate contributions to the above employee benefits for some of our employees. MMV cannot assure you that the relevant government authorities will not require it to pay the outstanding amount and impose late fees or fines on us. If MMV fails to make the outstanding social insurance and housing fund contributions within the prescribed time frame, MMV may be subject to fines and late payment fees, and its financial conditions may be adversely affected.

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

Risks Related to Our Ordinary Shares and Warrants

Certain judgments obtained against MMV by our shareholders may not be enforceable.

MMV is a business company incorporated under the laws of the British Virgin Islands. MMV conducts most of its operations in China and substantially all of its operations outside of the United States. Most of our assets are located in China, and substantially all of our assets are located outside of the United States. In addition, after the Business Combination, most of our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against MMV or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The market price of our Class A ordinary shares has declined significantly since the consummation of the Business Combination, and may further decline in future.

The market price of our ordinary shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the same industry;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other entertainment companies;

●	announcements by MMV or its competitors of new products and services, expansions, investments, acquisitions, strategic partnerships, or joint ventures;

●	mergers or other business combinations involving MMV;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting MMV or its industry;

●	the trading volume of our ordinary shares in the public market;

●	the release of lockup, escrow, or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Chinese economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities have been volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of our ordinary shares.

The sale or availability for sale of substantial amounts of our securities in the public market by our existing securityholders could cause the price of Class A ordinary shares and Warrants to fall.

Sales of substantial amounts of the Class A ordinary shares and/or Warrants in the public market by the existing securityholders, especially by the major shareholders, or the perception that these sales could occur, could adversely affect the market price of Class A ordinary shares and Warrants and could materially impair our ability to raise capital through equity offerings in the future. We are unable to predict the effect that such sales may have on the prevailing market price of Class A ordinary shares and Warrants.

Class A ordinary shares held by certain of our shareholders are eligible for resale, subject to, in the case of certain shareholders, volume, manner of sale and other limitations under Rule 144. In addition, pursuant to an amended and restated registration rights agreement, certain shareholders have the right, subject to certain conditions, to require us to register the sale of their securities under the Securities Act. By exercising their registration rights and selling a large number of Class A ordinary shares, these shareholders could cause the prevailing market price of Class A ordinary shares to decline. As restrictions on resale end and certain lock-up agreements entered into prior to the consummation of the Business Combination expire, the market price of Class A ordinary shares could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of Class A ordinary shares or other securities.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about MMV or its business, its ordinary shares price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about MMV or its business. Securities and industry analysts do not currently, and may never, publish research on MMV. If no securities or industry analysts commence coverage of MMV, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover MMV downgrade its securities or publish inaccurate or unfavorable research about its business, its share price would likely decline. If one or more of these analysts cease coverage of MMV or fail to publish reports on MMV, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

Our amended and restated memorandum and articles of association that became effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the ordinary shares of MMV.

In connection with the Business Combination, MMV adopted an amended and restated memorandum and articles of association that became effective immediately prior to the consummation of the Business Combination. Our post-closing memorandum and articles of association contain provisions to limit the ability of others to acquire control of MMV or cause MMV to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third-parties from seeking to obtain control of MMV in a tender offer or similar transaction. For example, our board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of MMV or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of the ordinary shares of MMV may fall and the voting and other rights of the holders of the ordinary shares of MMV may be materially and adversely affected.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We adopted a share incentive plan for the purpose of granting share-based compensation awards to our employees, directors, and consultants to incentivize their performance and align their interests with ours. We may issue a substantial amount of shares in connection with such incentive plan and/or other employee stock ownership plans at a price significantly lower than the trading price of Class A ordinary shares. In addition, a maximum of 3,021,244 Class A ordinary shares would be issuable upon the exercise of 3,021,244 outstanding Warrants. As such, the exercise of Warrants will result in dilution to our shareholders and increase the number of Class A ordinary shares eligible for resale in the public market. In addition, we may raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of Class A ordinary shares to decline.

Warrants may never be in the money, and may expire worthless.

The exercise price of Warrants is $11.50 per share. The likelihood that warrant holders will exercise Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of Class A ordinary shares. If the trading price for Class A ordinary shares is less than $11.50 per share, we believe holders of Warrants will be unlikely to exercise their Warrants. There is no guarantee that Warrants will be in the money prior to their expiration, and as such, Warrants may expire worthless and we may receive no proceeds from the exercise of Warrants.

We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

Pursuant to the terms of the warrant agreement dated April 7, 2021, by and between MPAC and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), we will have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of Class A Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. If and when the Warrants become redeemable by us, we may exercise the redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable federal and state securities laws.

Redemption of the outstanding Warrants could force holders to (i) exercise Warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell Warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price, which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of such warrants. Additionally, if a significant number of Warrant holders exercise their Warrants instead of accepting the nominal redemption price, the issuance of these shares would dilute other equity holders, which could reduce the market price of Class A ordinary shares. The trading price of Class A ordinary shares may fluctuate following the consummation of the Business Combination, and can vary due to general economic conditions and forecasts, our general business condition, and the release of our financial reports.

The warrant agreement relating to Warrants provided that we agreed that any action, proceeding or claim against us arising out of or relating in any way to such agreement would be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that we irrevocably submitted to such jurisdiction, which jurisdiction would be exclusive. This exclusive forum provision could limit the ability of holders of the Warrants to obtain what they believe to be a favorable judicial forum for disputes related to such agreement.

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

Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any of the Warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

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

If we do not maintain a current and effective prospectus relating to Class A ordinary shares issuable upon exercise of Warrants, you will only be able to exercise such warrants on a “cashless basis”.

If we do not maintain a current and effective prospectus relating to Class A ordinary shares issuable upon exercise of Warrants, at the time that holders wish to exercise Warrants, they will only be able to exercise them on a “cashless basis”. As a result, the number of Class A ordinary shares that holders will receive upon exercise of Warrants will be fewer than it would have been had such holders exercised their Warrants for cash. Under the terms of the Warrant Agreement, we will agree to use our best efforts to maintain a current and effective prospectus relating to the Class A ordinary shares issuable upon exercise of Warrants until the expiration of Warrants. However, we cannot assure you that we will be able to do so.

An investor will be able to exercise a Warrant only if the issuance of Ordinary Shares upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the Warrants.

No Warrants will be exercisable for cash and we will not be obligated to issue Class A ordinary shares unless the shares issuable upon such exercise have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of Warrants. At the time that Warrants become exercisable, we expect that Class A ordinary shares to be listed on the Nasdaq, which would provide an exemption from registration in every state. Accordingly, we believe holders in every state will be able to exercise their Warrants as long as our prospectus relating to Class A ordinary shares issuable upon exercise of the Warrants is current. However, we cannot assure you of this fact. If Class A ordinary shares issuable upon exercise of Warrants are not qualified or exempt from qualification in the states in which the holders of the Warrants reside, the Warrants may be deprived of any value, the market for the Warrants may be limited, and they may expire worthless if they cannot be sold.

Risks Related to MMV Operating as a Public Company

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make Class A ordinary shares less attractive to investors.

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

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of January 4, 2023, the date on which Class A ordinary shares were offered in connection with the Business Combination, (b) in which it has total annual gross revenues of at least $1.235 billion, or (c) in which it is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; or (2) the date on which it has issued more than $1 billion in non-convertible debt during the prior three-year period.

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

Our status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a British Virgin Islands business company. The statutory requirements of our home country of British Virgin Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of MMV, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. MMV, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that our home country’s rules do not. Following British Virgin Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a Foreign Private Issuer, MMV is exempt from certain corporate governance standards applicable to US domestic issuers, if MMV cannot continue to satisfy the listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of its securities and your ability to sell them.

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

If Nasdaq does not list our securities, or subsequently delists its securities from trading, MMV could face significant consequences, including:

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

On March 22, 2021, Mr. Yiran Xu, Mr. Yanzhi Wang, Lucky Cookie Holdings Limited, or Lucky Cookie, a company incorporated in British Virgin Islands that is controlled by Mr. Yiran Xu, and Avatar Group Holdings Limited, or Avatar, a company incorporated in British Virgin Islands that is controlled by Mr. Yanzhi Wang entered into an Acting-in-Concert Agreement, pursuant to which Mr. Yanzhi Wang and Avatar undertakes that following the completion of the Business Combination, Mr. Yanzhi Wang and Avatar shall take actions in accordance with the instructions of Mr. Yiran Xu and Lucky Cookie with regard to any matter submitted to vote by the shareholders of the MMV. As a result of the Acting-in-Concert agreement, Mr. Yiran Xu holds a majority of the voting power of the MMV following the completion of the Business Combination. Accordingly, MMV will be a controlled company under Nasdaq Listing Rule 5615 (c) following the completion of the Business Combination. For so long as MMV remains a controlled company under Nasdaq Listing Rules, it is permitted to elect to rely on certain exemptions from corporate governance rules. Our status as a controlled company could cause its securities to look less attractive to certain investors or otherwise harm the trading price. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

MMV is a BVI business company incorporated under the laws of the British Virgin Islands. Our corporate affairs are governed by its memorandum and articles of association and the laws of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to MMV under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of British Virgin Islands business companies like MMV have no general rights under British Virgin Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under its articles of association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, users of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against MMV or its management named in this annual report based on foreign laws.

MMV conducts substantially all of its operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon MMV or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

If MMV or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of MMV Ordinary Shares or Warrants, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that MMV or its subsidiaries are not currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, MMV does not expect to provide a PFIC annual information statement for 2021 or going forward.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

MMV was incorporated in British Virgin Islands in 2021 as a merger vehicle to facilitate the business combination (“Business Combination”) between Model Performance Mini Corp. (“MPAC”), a blank check company incorporated in British Virgin Islands in 2021 which was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and MultiMetaVerse Inc. (“Legacy MMV”), which was founded in 2021 in Cayman Islands. Upon closing of the Business Combination on January 4, 2023, MPAC merged with MMV with MMV being the surviving entity. As a result of the Business Combination, Legacy MMV became a wholly owned subsidiary of MMV and the business of Legacy MMV became our business. Starting from January 5, 2023, Class A ordinary shares were listed on Nasdaq Global Market under the symbols “MMV” and Warrants were listed on the Nasdaq Capital Market and “MMVWW,” respectively. On October 17, 2023, Class A ordinary shares were transferred to the Nasdaq Capital Market. MMV conducts all of its operations and generates all of its revenue through its subsidiaries and VIEs in the PRC.

Legacy MMV commenced its operations in 2015 through its VIEs and subsidiaries in the PRC. Starting from March 2021, Legacy MMV underwent a series of reorganization, which primarily included:

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

We refer to Shanghai Mi Ting as our wholly foreign owned entity, or WFOE, and to Shanghai Jupiter and its subsidiaries as our variable interest entities, or VIEs, in this annual report. For more details and risks related to our variable interest entity structure, please see “— C. Organizational Structure — Contractual Arrangements with MMV VIEs and Their Respective Shareholders” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

Subsequent to the closing of the Business Combination, an assignee of Prominence Investment Management Ltd. (“Prominence”) completed the subscription of 450,000 MMV Ordinary Shares at $10.00 per share for an aggregate subscription price of $4,500,000, pursuant to a subscription agreement previously entered into among Prominence, MPAC and MMV.

On February 7, 2023, we filed a registration statement on Form F-1, to which a prospectus forms a part, related to:

●	the issuance by us of

o	up to 2,874,994 Class A ordinary shares that are issuable upon the exercise of the MMV Public Warrants, which were previously registered, and

o	up to 146,250 Class A ordinary shares issuable upon the exercise of the MMV Private Placement Warrants, and

●	the resale from time to time of

o	up to 146,250 Private Placement Warrants,

o	up to 2,874,994 Class A ordinary shares issuable upon exercise of MMV Public Warrants,

o	up to 146,250 Class A ordinary shares issuable upon exercise of MMV Private Placement Warrant,

o	up to 1,759,250 Class A ordinary shares issued to the Sponsor pursuant to the Merger Agreement in connection with the Business Combination for (a) the cancellation of 1,437,500 MPAC Class B ordinary shares and 292,500 MPAC Class A ordinary shares previously held by the Sponsor, and (b) the conversion of the rights underlying the 292,500 MPAC Private Placement Units, with each right entitling the holder thereof to receive one-tenth of one MPAC Class A ordinary share upon the consummation of an initial business combination,

o	up to 450,000 Class A ordinary shares issued in the PIPE Financing, and

o	up to 23,948,831 Class A ordinary shares issued to certain former shareholders of Legacy MMV pursuant to the Merger Agreement in connection with the Business Combination for the cancellation of ordinary shares of Legacy MMV previously held by such shareholders.

Our principal executive offices are located at Room 7033, 7/F, Tower B, No. 785 Hutai Road, Shanghai, China. Our telephone number at this address is +86 21 61853907. Our registered office in the British Virgin Islands is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

Nasdaq Notification Letter

On April 17, 2024, we received a written Notification Letter from the Nasdaq that the Company received a delinquency notice from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”) and 5550(b)(2), which requires a minimum market value of listed securities of $35 million (the “Minimum Market Value of Listed Securities Requirement”). The notification had no immediate effect on the listing of the Company’s common stock. In accordance with NASDAQ Marketplace Rule 5810(c)(3)(A) and Rule 5810(c)(3)(C), the Company had a period of 180 calendar days from the date of notification, until October 14, 2024 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement and the Minimum Market Value of Listed Securities Requirement. If at any time before the expiration of the Compliance Period the bid price of the Company’s Class A Ordinary Shares closed at or above $1.00 per share for a minimum of 10 consecutive business days, NASDAQ would provide written notification that the Company had achieved compliance with the Minimum Bid Price Requirement. If at any time before the expiration of the Compliance Period the Market Value of Listed Seucrties of the Company closed at or above $35 million for a minimum of 10 consecutive business days, NASDAQ would provide written notification that the Company had achieved compliance with the Minimum Market Value of Listed Securities Requirement.

Recent Regulatory Development

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. For example:

●	PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are constantly evolving. Various regulatory bodies in China, specifically the Cyberspace Administration of China (the “CAC”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. According to Article 7 of the Measures of Cybersecurity Review (the New CAC Measures”) which was promulgated by the CAC, together with 12 other departments on December 28, 2021 and entered into force and effect on February 15, 2022, a network platform operator that holds personal information of more than one million users shall report to Cybersecurity Review Office for cybersecurity review when it seeks to list its securities overseas. Shanghai Jupiter received a notification (No. 2022072101) from the Cyber Security Review Office, the department of the CAC in charge of cybersecurity review, advising that the Business Combination and our listing on Nasdaq is not subject to cybersecurity review.

●	China Securities and Regulatory Commission (the “CSRC”) released the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five supporting guidelines on February 17, 2023, which has become effective on March 31, 2023. The Overseas Listing Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas securities offering and listing by PRC domestic companies, and clarify the determination criteria for indirect overseas listing in overseas markets. Furthermore, on February 24, 2023, the CSRC revised the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies (the “revised Archives Rules”) which were issued in 2009. The revised Archives Rules came into effect on March 31, 2023 together with the Overseas Listing Trial Measures. As is consistent with the Overseas Listing Trial Measures, the revised Archives Rules will expand their application to cover indirect overseas offering and listing, by stipulating that a domestic company which plans to publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers and overseas regulators, any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. As advised by our PRC legal counsel, we will not be required to comply with the filing requirements under the Overseas Listing Trial Measures in connection with the Business Combination and our listing on Nasdaq.

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

Contractual Arrangements and Corporate Structure

In May 2021, the WFOE entered into a series of contractual arrangements with Shanghai Jupiter and its shareholders (“VIE Agreements”). These agreements or their forms are filed as exhibits to the registration statement on Form F-1 of which this prospectus is a part and include: (i) a Technical Consultation and Service Agreement between the WFOE and Shanghai Jupiter Creative Design Co., Ltd., which enables MMV to receive substantially all of the economic benefits of Shanghai Jupiter, (ii) four Proxy Agreements entered by the WFOE with each of Shanghai Jupiter’s shareholders, respectively and four equity pledge agreements entered by the WFOE and Shanghai Jupiter with each of Shanghai Jupiter’s shareholders, respectively, which provide us with effective control over Shanghai Jupiter, and (iii) four Exclusive Call Option Agreements entered by the WFOE and Shanghai Jupiter with each of Shanghai Jupiter’s shareholders, respectively, which provide us with the option to purchase all of the equity interests in Shanghai Jupiter. We exercise control over the VIEs and become the primary beneficiary of the VIEs for accounting purposes through the VIE Agreements, which are less effective than direct ownership. Our control over the VIEs and our position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that we met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) we control Shanghai Jupiter through power to govern the activities which most significantly impact the Shanghai Jupiter’s economic performance, (ii) we are contractually obligated to absorb losses of Shanghai Jupiter that could potentially be significant to Shanghai Jupiter, and (iii) we are entitled to receive benefits from Shanghai Jupiter that could potentially be significant to Shanghai Jupiter. Only if we meet the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, we will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as our consolidated affiliated entities for accounting purposes.

Neither we nor our subsidiaries, including the WFOE, own any equity interest or direct foreign investment in the VIEs. The VIEs are owned by PRC citizens or entities who are our founder, co-founders, or beneficially owned, controlled by or under common control with our shareholders, with whom we have contractual arrangements. We exercise control over the VIEs and become the primary beneficiary of the VIEs for accounting purposes through the VIE Agreements, which are less effective than direct ownership. The shareholders of the VIEs may not act in our best interests or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of its business through the contractual arrangements with the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we could face heightened risks and substantial costs in enforcing these contractual arrangements. Although contractual arrangements similar to the VIE Agreements have been widely adopted by PRC companies seeking for listing aboard, such arrangements have not been tested in any of the PRC courts. The legal system in the PRC may not be as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. At the same time, there are very few precedents and limited formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people’s court at the place where the arbitration commission is located under certain circumstances, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over its VIEs, and our ability to conduct our business may be negatively affected. In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds the VIE Agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Shanghai Jupiter or forfeit its rights under the contractual arrangements. See “— C. Organizational Structure — Contractual Arrangements with MMV VIEs and Their Respective Shareholders” and “Key Information — 3.D. Risk Factors — Risks Relating to Our Corporate Structure.”

Permits and Permission Required from the PRC Authorities

As of the date of this annual report, the PRC Subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for its business operations in the PRC, including the value-added telecommunications business operating license, license for production and operation of radio and television programs and operating license of publication. However, the licensing requirements in China are constantly evolving, and we may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. We cannot assure you that the PRC Subsidiaries or the VIEs will be able to satisfy such regulatory requirements, and as a result, the PRC Subsidiaries or the VIEs may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If the PRC Subsidiaries or the VIEs (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain additional permissions or approvals in the future, the PRC Subsidiaries or the VIEs may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition and results of operations. For a list of licenses and approvals that the PRC Subsidiaries and the VIEs are required to obtain for our and the VIE’s operations in China as of the date of this annual report, see “— B. Business Overview — Licenses and Approvals.” For risks relating to licenses and approvals required for our and the VIEs’ operations in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Any lack of requisite approvals, licenses, or permits applicable to our business may have a material and adverse impact on our business, financial condition, and results of operations.” If the WFOE, the PRC Subsidiaries and the VIEs fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for operating their business in China, financial condition and results of operations may be materially and adversely affected.

Assets Transfer between MMV and the VIEs

To date, the VIEs have not distributed any earnings or settled any amounts owed under the VIE agreements to MMV or the WFOE. MMV does not have any plan to direct the VIEs to distribute earnings or settle amounts owed under the VIE agreements in the foreseeable future. To date, there has been no transfer of cash or other assets between MMV and the VIEs.

Dividends or Distributions Made to MMV and U.S. Investors by our Subsidiaries and the VIEs and Tax Consequences

To date, our subsidiaries and the VIEs have not made any dividends or distributions to us and we have not made any dividends or distributions to our shareholders either. In addition, subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investor with respect to the shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — If MMV is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between MMV, the WFOE, the VIEs, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to its shareholders.

If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — If MMV is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Cash is transferred among MMV, the WFOE, and the VIEs, in the following manners: (i) funds are transferred to the WFOE, from MMV as needed through MultiMetaVerse Inc., or the Cayman Subsidiary, and MultiMetaVerse HK Limited, or the Hong Kong Subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by Shanghai Jupiter, to the WFOE, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by the WFOE, to MMV through the Hong Kong Subsidiary and Cayman Subsidiary; and (iv) the WFOE and Shanghai Jupiter, lend to and borrow from each other from time to time for business operation purpose. As a holding company, we may rely on dividends and other distributions on equity paid by WFOE for its cash and financing requirements. If WFOE incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to MMV.

The following diagram illustrates the typical fund flow among MMV, the WFOE, and Shanghai Jupiter.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the PRC Subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, the PRC Subsidiaries and the VIEs are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from the PRC Subsidiaries and the VIEs for working capital and other funding purposes, we may in the future require additional cash resources from the PRC Subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to its shareholders. We are permitted under the laws of British Virgin Islands to provide funding to our subsidiaries in Hong Kong and mainland China through loans or capital contributions without restrictions on the amount of the funds. Hong Kong Subsidiary and Cayman Subsidiary are also permitted under the laws of Hong Kong SAR and Cayman Islands, respectively, to provide funding to us through dividend distributions without restrictions on the amount of the funds.

B. Business Overview

Our Mission

We are committed to building an open, immersive, and multi-experienced entertainment world with high-quality original contents and a wide range of professional user generated content.

Overview

We are an animation and entertainment company devoted to establishing an open community for our global users (a collective reference to our animation viewers, game players, and content creators) and to providing high-quality and immersive entertainment experience by way of original contents, user-generated contents (“UGC”), and professional user-generated contents (“PUGC”).

We commenced animation production in 2015 under our signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among the younger audience in China. By leveraging the company’s established user base, we have built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. We have also developed and augmented new brands, stories, and characters, such as Neko Album. We create content and capitalize on our brands to provide our users with intriguing, multi-faceted, and interactive virtual entertainment services and products.

We have developed a business model that centers around our proprietary brands leveraging our brand appeal to our users. Our proprietary brands are established by developing original and compelling animated content. To provide multi-faceted entertainment experiences for our fans, we design, develop and operate mobile games, and design, manufacture and sell merchandise based on these brands. We have also devoted resources to laying a foundation for the development of new brands as well as providing animation production and other technical support services to third party customers. In summary, our business is primarily comprised of the following four pillars:

●	Creation and operation of proprietary animations: Our in-house creative content team and animation production team leads the creation of our own proprietary brand and animation series. Each season of our animation series is typically released on a weekly basis on popular online video platforms such as Bilibili. We generate licensing revenue from granting these platforms licenses to broadcast our animated contents. In addition, these series are broadcast on television domestically and overseas, which further expands our brand presence and promotes our global development. We are developing and has launched a number of proprietary brands and animation series, including Aotu World, Aotu Academy, Neko Album and Blade of Vengers. Aotu World the Animation, our signature animation franchise, has so far published four seasons, and celebrated its seventh anniversary in June 2023.

●	Development and operation of games and apps: We develop mobile games and apps based on our proprietary brands and contents. We create games that integrate with the animation series’ storyline, which provides an additional layer of interaction and immersive experience for our fans. We have launched multiple games under our Aotu World brand, and operates these games primarily on a free-to-play model. Players can download the games free of charge but are charged for the purchase of in-game virtual items to enhance game-playing experience. We distributes our mobile games through our proprietary channel, App Store and various Android-based app stores and platforms, or through third party game publishers. The gross revenue generated from players is subject to revenue share with distribution channels and service fees to payment providers. We continue to expand and strengthen our mobile game development team and development capacity to serve as a foundation for the introduction of additional games to the market. By leveraging the valuable experience accumulated during the development and operation of our current live games, we endeavor to create greater commercial value from the launch and operation of our pipeline of games and apps.

●	Merchandise sales and licensing: We sell merchandises that are developed based on our proprietary brands to distributors and end customers. Our merchandises currently include animation collectibles, books, stationery, apparel, plush toys and other commercial appealing products. We have an internal design, supply chain management and e-commerce team to manage our merchandise sales business with the production outsourced to third-party manufacturers. We conduct our merchandise sales to end customers primarily through our proprietary storefront on online vendor platforms, such as Tmall.com and Taobao.com, as well as through distributors. In addition to our own merchandise sale business, we also grants third party license rights to develop and market merchandise for which we receive a portion of our sales revenue as licensing fees.

●	Animation production services: We provide animation production services to third party clients. These clients include animation companies, gaming companies and other entertainment companies. The provision of these services contributes to expanding our animation production capacity and enables us to gain additional experience, expertise and market insight.

We believe that we are an industry innovator and pioneer, not just for the original contents we create but also for the business model under which we produces and promotes these contents. In addition to creating content in-house, we utilizes a user-oriented approach and encourages fan participation in our creative process. We provide users with creative inspiration and guidance, license of art assets, tools and technologies, and other support for the development and promotion of UGC. This has helped diversify our content offerings and nurtured a culture within our user community that creates and shares UGC. The user-oriented approach adds to our identification of high-quality UGC, which we refers to as PUGC. We believe that our UGC and PUGC materials contribute to the growth and popularity of our proprietary brands, broaden the spectrum of our entertainment content and inspire the development of new storylines and ideas.

Aotu World started as an animation series, which we refers to as Aotu World the Animation. Season one of Aotu World the Animation was first broadcasted in 2015. Since its initial introduction, over 110 television channels in Mainland China have broadcast the series, and it has also expanded its influence globally. We have continued to develop the animation series with the fifth season currently in creative stage. The animation series had an accumulated total view of approximately 1.05 billion as of April 2024 on Bilibili alone, which ranked top among all Chinese Original Animation Brands based on views on Bilibili. Since its initial release, Aotu World has gradually developed into an independent universe with its own characters and storylines, as well as source material for diverse entertainment genres, including original comic books, short videos, merchandise and mobile games. In addition, we have marketed our contents and products via the internet with derivative artworks and animated contents, and these original contents have successfully attracted followers as well as contributed to the maintenance and promotion of the brand’s popularity on social media.

We have cultivated a UGC culture within its community. We have gained a large number of followers on various social media platforms that are popular among Generation Z in China. As of April 2024, we had approximately 2.1 million followers on Bilibili, 2.8 million followers on Douyin, 3.5 million followers on Kuaishou, and 996,000 followers on Weibo.

Our relationship with our users goes beyond a unilateral relationship through which our users casually view our animation series. Instead, our users participate in the creation of UGC in the form of online discussions, cosplay, user-generated artworks and comics, stories, videos, music and even video games. Aotu World is a popular animation on leading UGC focused fan communities in China. There are hundreds of new Aotu World based UGC posts uploaded on Bilibili on a daily basis. To promote this community growth around its brand, we share Aotu World character model files for use by UGC creators. The UGC created in association with our animation content reflects our fans’ engagement with its storyline and characters. In addition to contributing to the promotion of the Aotu World brand, UGC supply creative concepts and ideas that enable us to further develop and diversify our entertainment genre.

We have also developed a business model that monetizes our original animated content and brand through derivative products. Our derivative products mainly include mobile games and brand merchandise. Aotu World the Game was our venture into building an interactive entertainment platform and has attracted approximately 13 million cumulative registered users as of March 2023. We have also developed and marketed over 2,782 merchandise items as of December 2023, which not only offers actual companionship to our users but also contributes to our cash flow. We intend to develop additional games and apps, and to further capitalize on our animated content and userbase as a launchpad to develop new proprietary brands, content offerings and multi-faceted online and offline entertainment experience.

Our Core Platform

Our mission to be an industry innovator built on creative content gives rise to our focus on establishing a system that nurtures the development of creative UGC and PUGC, rather than focusing on one particular brand. We believe that this approach can provide a consistent stream of high-quality gaming and entertainment products that are generated by our users for our users, and as a result, contribute to our long-term success. Our Core Platform and the capabilities it encompasses provide a foundation for us to achieve this goal.

Our Core Platform is a platform that drives the operation of our entire ecosystem. The Core Platform is designed to fully utilize the UGC at its disposal to further develop and monetize our proprietary brands. For example, to further enhance the commercial value of Aotu World brand, we provide relevant art assets and technical resources to Aotu World fans to encourage UGC creation. We believe UGC creators, especially PUGC creators, will bring new ideas and content that can be further explored and monetized. We plan to use the same approach to initiate the development of its other proprietary brands, and the integration of resources on the Core Platform is expected to bring synergies to our operations.

Our Core Platform is the engine that drives the cyclical process starting from UGC game conception and development, commercialization plan and implementation, to marketing and distribution. Upon completion of a development cycle, we gather meaningful input from users and market participants to restart the creative process of identifying content creators and creative concepts for new developments. The Core Platform’s functionalities are enabled by the following components:

Investment/Incentives

We maintain and implement incentive plans to encourage the development of PUGC under our proprietary brands. In a typical engagement of a PUGC creator, if we believe that the PUGC may have broad market appeal, but its creator lacks the necessary resources or comprehensive skillset to further develop this early concept, we will provide financial support to the PUGC creator to further develop his/her concept and secure its stakes in the invested projects through contractual arrangements.

The screening process also helps us identify acquisition opportunities for targets with commercial potential and mature products that have broad market appeal and large UGC potential. Once we identify and acquires a target, we will utilize the tools and strategies under the Core Platform to further the target’s development by exploring the feasibility of enabling UGC compatibility, incentivizing the development and spread of UGC to further promote the popularity of the original content, and creating more value by monetizing its contents through diversified forms of entertainment, such as mobile and console video game development, animations production, merchandise, sales as well as distributing these content offerings to additional geographic market including the large Chinese consumer market.

Tools

One of our objectives is to establish an open-source technology hub that caters to the technical needs of our UGC creators. We developed technology and toolsets to produce high-quality animations at lower costs and continues to invest in the development and acquisition of technology for content production. In addition, we have been searching and investing in engines, plugins, middlewares and other technology tools that are critical for the creation of metaverse-oriented content. We may license these tools, or cause them to be licensed, to PUGC creators to support their development through the Core Platform. To protect our proprietary know-hows, our users agree to an end-user agreement to acknowledge that any creations produced using our proprietary information are for non-commercial use only. Other rights are withheld by us and subject to further negotiation on a case-by-case basis.

Development Support

With our expertise and technical know-how in content production as well as our executive team’s abundant experience in the video gaming industry, we are able to offer various development support services to UGC and PUGC creators through the Core Platform, such as advising on concept development, product design, technical design and cross-play development.

We believe that making our brands and products UGC-enabled would enhance their long-term monetization potential. In particular, games with UGC support may have a longer user life cycle compared to games with OGC only. Players of OGC do not have the opportunity to contribute to a game’s development, and the OGC’s revenue generation ability fades if players lose interest due to the limited contents. On the other hand, UGC-enabled games and genres actively promote user engagement and involvement in product development, which can unlock a variety of game designs and extend the product’s life cycle.

IP Support

A significant barrier that hinders the development process for an individual PUGC creator is the costs to obtain necessary copyright and trademark licenses. If we believe a PUGC creator has made meaningful progress towards realizing a creative concept, we may license its copyright and trademark to the PUGC creator to alleviate relevant intellectual property restrictions, including those relating to various art assets created and owned by us, such as pictures, animations and sound effects. We help PUGCs and their creators garner user acquisition and retention, especially among existing users of our proprietary brands. In addition, We expect to work with other intellectual property owners and expand the scope of licensable intellectual properties.

Creators Community

Our proprietary brand Aotu World maintains online community following on some of the most popular online forums and social media platforms in China, such as Bilibili, Weibo, QQ, WeChat, Douyin and Lofter. Our content development team actively manages these social media groups and monitors UGC and its creators for ideas with commercial potential. Further, we expect to establish and operate our proprietary UGC community to cover creators with a wider range of preferences and skillsets, and to nurture a creative platform for new projects and teams.

Crowdsourcing Platform

We expect to establish a platform that connects production companies with freelance artists and other individual creators. This platform can support production company’s UGC efforts, and it can also provide individual creators with more opportunities to monetize their ideas and gain experience through contract work.

Publishing Support

With our experience in publishing various types of content, we are able to provide publishing support services to PUGC creators, including advice on publishing strategies and marketing plans and connecting creators with local publishers for greater monetary returns.

In particular, the publication of telecommunication contents in the PRC, including mobile and PC games, is regulated by the PRC National Radio and Television Administration. Any game operator must apply for and obtain an International Standard Book Number (“ISBN”) from the PRC National Press and Publication Administration prior to its commercial launch. The application process can be complicated and daunting for PUGC creators and international gaming companies. We are able to provide assistance or handle the publication process to help intriguing contents enter the China market.

Cross Promotion

We do not undertake any systematic advertising campaigns. Instead, our uses word-of-mouth marketing to promote our brand and products among our user base. This marketing strategy may extend to the promotion of our new brands and entertainment products. We also actively promote our PUGC products created by our partnering PUGC creators. We believe that cross promotion would mutually benefit MMV and the creator community, which can help our Core Platform grow into a reputable content distribution platform.

Summary of Our Core Platform

The original intention and ultimate goal of our Core Platform are to create synergies between PUGC creators and our resources, which allows MMV and creators to join forces and develop creative concepts with commercial potential. These concepts could in turn diversify content offerings available in the market. Under this approach, if any of our PUGC creators offer a commercially feasible creative concept, we would provide support to guide the development of such creative concept for commercial success. As a result, we build a community in which PUGC creators from around the world can interact and work together to develop a product. In addition to connecting PUGC creators with a common interest, this strategy can also lower our cost of production. We believe this efficient approach, cooperative model, and broad appeal will contribute to our long-term development.

Our Original Animation Series

We have created multiple original animation series, including Aotu World the Animation, Neko Album and Blade of Vengers. The original animation series become the starting point of building our proprietary brands, and Aotu World the Animation series have led the success of the Aotu World brand across China.

Aotu World the Animation

Overview

Aotu World the Animation is a 3D animation series that we created based on our original proprietary contents. The story of Aotu World the Animation takes place in a fictitious universe called the “Aotu World.” Aotu World was created by an omnipotent god-like figure, the Creator, who controls the destinies of people living in his universe. The Creator also appoints The Seven, who are seven almighties, to carry out the Creator’s will. Ordinary people of the Aotu World only have one path to change their fate, which is to win in the Aotu Tournament and earn the same ruling power as The Seven. The main storyline follows the beloved characters on their journey to win the Aotu Tournament.

The launch of Aotu World the Animation in 2015 has garnered an active following among the young generation in China and has subsequently fueled the creative passion among our users. The animation series’ characters like King, Grey, Phantom Shitou, Kalie, Ray and Godrose became virtual idols and household names among our audience. Furthermore, our fanbase created various UGC based on Aotu World the Animation, including fan fictions, fan arts, and most notably, fan videos.

As of the date of this annual report, we have produced and broadcasted four seasons of Aotu World the Animation. The series was broadcasted on over 110 television channels in Mainland China and it has also expanded its influence globally. The early seasons were broadcasted online on Chinese and overseas video platforms, including Bilibili, Tencent Video, and YouTube. In January 2019, November 2019 and January 2022, MMV entered into exclusive broadcasting license agreements with an affiliate of Bilibili. As a result of these agreements the online broadcasting of all four seasons of Aotu World the Animation in Mainland China have been granted exclusively to Bilibili since April 2022. This original series quickly became one of the top-ranking animation brands produced domestically in China. Furthermore, Aotu World the Animation enjoyed a total of approximately 1.05 billion hits as of April 2024 and was the most popular original animation brands among Chinese animation series on Bilibili. We are also expanding the reach of Aotu World the Animation to the global market and the series has been broadcast in a number of other Asian countries and regions.

Awards and Recognitions

In the 2018 Portrait Report of the Generation Z Consumers, referring to people born in the 2000s, sponsored by the All-China Students’ Federation and jointly issued by the QQ Database and China Youth Daily news organization, Aotu World the Animation was recognized as the fourth most popular animation series among the Generation Z consumers in China, and the most popular animation among domestically produced animation series. The All-China Students’ Federation is the organization of China’s top secondary and collegial education institutions. Its recognition of Aotu World the Animation is an endorsement of our efforts to provide meaningful original contents to the young generation of consumers in China. The appreciation of Aotu World the Animation by the Generation Z consumers is further substantiated by the viewership data available on Bilibili. According to a public poll by Bilibili users, the third season of Aotu World the Animation is the most popular domestically produced animation series in 2020 among the Generation Z consumers. In addition, in the 2020 TAAF×Bilibili China-Japan Animation Awards, Aotu World the Animation was recognized as one of the most popular animations among PRC produced animations in 2020. In 2024 Kuaishou Animation IP Gala, Aotu World was voted Top 1 among the Annual Top 10 Influential IP Brands Poll.

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

The recognition of our Aotu World brand by industry players and its users motivates MMV to further enrich its contents. Since the initial introduction of Aotu World the Animation in 2015, MMV has also published two mobile games, marketed over 2,782 merchandises as of December 2023, and inspired the wave of UGC relating to the Aotu World brand. For more information, please see “— Our Games” and “— Our Merchandise” in this section.

Our Games

Aotu World the Game

Leveraging the fanbase of the animation series, we expanded the Aotu World universe into mobile games. Aotu World the Game is our first generation mobile strategy role-playing game launched in June 2020 in China. The game retains the main storyline of Aotu World the Animation, and game users enter the virtual Aotu World as Trainee Angels. The users interact with original characters to complete game quests and missions for the ultimate goal of entering the Aotu Tournament as a finalist. The users may also join forces with other users for a quest or fight in a player-versus-player mode for combat experience.

Consistent with our approach of promoting UGC, Aotu World the Game includes a “mini-theater” function for users to create their own stories by engaging non-player characters, or NPCs, in form of videos within the game. User generated stories are shared in the game, which makes Aotu World the Game a platform for MMV users to gather.

Aotu World the Game attracted over 5.4 million registered users in the first month of operation in China, and has attracted approximately 13.7 million registered users as of December 2023. We believe that the Aotu World brand user base was an important contributing factor for achieving this user data.

Project A

Project A is our major game update to one of our existing live games based on the Aotu World brand. Project A is a card gameplay designed and developed by our experienced in-house game development team with a track record in card games. Project A combines new storylines with the main storyline of the animation series and incorporates animated content, which can help fans build a stronger bond with the animation. The game update was launched in February 2023. We licensed the exclusive operation of Project A in Mainland China to Shanghai Youmier Network Technology Co., Ltd, which is a related party of us.

Our Merchandise

Since the introduction of Aotu World branded merchandise in 2017, we have actively sought to promote and expand its merchandise sales and coverage as part of its monetization strategy. Since 2017, we had developed over 2,782 merchandise items as of December 2023 and will continue to develop new merchandise for our users. We marketed merchandise include items such as comic books, action figures, stuffed dolls, apparels, costumes, trading cards and other merchandise. Our Aotu World branded merchandise business has increased rapidly in the first few years and stabilized recently.

We believe our Aotu World branded merchandise business will continue this upward trend as we continue to diversify our products, promote our brand, and establish additional distributional channels to market our merchandise. Furthermore, we continue to identify viable partners with original intellectual properties, from whom we can obtain licenses to expand our merchandise portfolio and enhance our revenue base.

Our Animation Production Services

From June 2019, MMV started to provide animation production services, which mainly include animation series and game cinematic animation works, to third-party customers to utilize its extra capacity and generate additional revenue. The customers for our animation production services mainly include animation production studios, game developers and publishers. We provide services to customers under fixed-price contracts pursuant to which we agree to perform the specified work for a pre-determined price. The provision of these services helps us strengthen our animation production capacity and gain additional experience, expertise and market insight that can bring value to our own animation and game development.

We have built up stable pipeline of animation series, which provided us steady cash flow over the term of these projects. In 2023, two animation series produced by us, namely First Kiss and Summer Punch, were released on Bilibili. In 2022, we also produced three animation series which were released on Bilibili. In terms of game cinematic animation works, which provides higher margin, we are quickly expanding our client pool to cover most of top Chinese gaming companies. In 2023, revenue from game cinematic animations as a percentage of the total animation production revenue increased from 19% in 2022 to 46% in 2023.

We have also strengthened our production capability in both 2D and 3D animations and streamlined the animation production process with Unreal Engine, a real-time 3D creation tool, which enables us to produce animated content within a controllable budget and timeline. As our business continues to grow, we expect to further improve its animation production capacity and increase the profitability of such services.

Our Users

We have accumulated a user base through, among others, our Aotu World the Animation series and Aotu World the Game. In addition to the ratings, viewership numbers and game player numbers, our active fans demonstrate their engagement with our proprietary brands by the UGC they create.

Our Engaged User Base

We have accumulated a following across the major streaming platforms and social media platforms in the PRC, and our fan base is growing in the global market. Aotu World the Animation was first broadcasted on various major online video platforms in the PRC, including Bilibili, Tencent Videos, Sina Videos, Mango TV, iQiyi and Youku. In April 2022, the exclusive broadcast right in China mainland of Aotu World the Animation was granted to Bilibili. On Bilibili alone, the Aotu World series has accumulated approximately 1.05 billion total views and approximately 4.4 million subscribers as of April 2024.

We have gained a following on mainstream Chinese social media platforms. On Douyin, our official account has 2.3 million fans and received approximately 100 million likes as of April 2024. On Kuaishou, our official account has 3.5 million followers and received approximately 120 million likes as of April 2024. MMV has additional fans and followers across various online platforms and social media platforms. The fanbase and engagement on social media contributes to us and the Aotu World Brand’s reputation and brand awareness in China.

Moreover, we can leverage our user base accumulated through the broadcasting of our animation series and our fanbase on social media for new content and across business lines, which can enhance our commercial value. Aotu World the Game attracted over 5.4 million registered users in the first month of operation in China, and its total number of registered users in China reached approximately 13.7 million as of December 2023.

We are dedicated to providing our users with quality entertainment experience, which is rooted in our mission. We believe that an engaged user base may contribute to the promotion of our proprietary brands as well as in the creation and distribution of UGC and PUGC. Purchases of merchandise by our fanbase also form a substantial portion of our source of revenue. Our user base and UGC can contribute to our long-term business growth through development of additional propriety brands, production of a variety of entertainment genres and further expand our user base.

Our UGC and UGC Creators

Our user base contributes to the voluminous UGC, which allows us to spend a relatively low amount of marketing expenses to promote our proprietary brands. Bilibili has become a prominent forum for the Aotu World community to gather, discuss everything that relates to Aotu World, and share UGC. There are hundreds of new Aotu World based UGC posts uploaded on Bilibili on a daily basis. In addition, Aotu World the Animation was the most popular Chinese animation on Douyin and Kuaishou as of April 2024 for receiving a total of approximately 16.1 billion and 15.3 billion hits, respectively, on Aotu World themed videos comprised mostly of UGC.

Lofter, an artistic UGC forum built for fans of every genre, has become another prominent gathering community for Aotu World users. MMV has accumulated over 835,000 users and 2.2 billion views on Lofter for Aotu World as of April 2024.

Our Content Development Teams

We have the following teams to support our business operation, product development, and maintenance.

Creative Content Team

Our creative content team provides a source of inspiration for our animation and gaming development. The team primarily includes writers and comic artists. Our writers and comic artists are the masterminds behind Aotu World the Animation storyline that has attracted millions of users for seven ongoing years. Our creative content team is dedicated to applying their knowledge of our userbase to create appealing content that resonates among our users. Our energetic creative content team continues to develop new concepts for animation production, which we believe will deliver new proprietary brands for us.

Animation Production Team

We fulfill our animation production needs in-house with a team of animation directors, graphic designers, and graphic programmers. Our production team is structured for efficiency and scalability. Our animation design and production are primarily realized with Unreal Engine. The animation designers and programmers utilize resources in Unreal Engine to develop our own graphic modules for cost-efficient animation production.

In addition to serving our internal production needs, the animation production team also provides animation production services to external clients. With our experience in animation production, developing pipeline and the reputation built from our animation series produced for our clients, we expect our animation production business to continue to grow and our animation production team to further expand.

Game Development and Operation Team

We have assembled a game development and operation team comprised of experienced industry experts. Prior to joining us, the game development and operation team had gained experience through successfully developing a number of mobile games operating in various markets and regions. Currently, our game development and operation team is in charge of updating and operating Project A the Game.

Merchandise Team

We primarily design and develop our wide variety of Aotu World brand merchandise in-house and outsources the manufacture of these items to business partners. In addition to merchandise development, our merchandise team is also responsible for supply chain management, merchandise sales and marketing, operation of online official store, proprietary storefront and distributors, coordination with manufacturing partners, storage and logistics, product delivery supervision, advertising, marketing and customer services management. As we continue to build and broaden our offline distribution channel, our merchandise team is given the responsibility of exploring business opportunities with potential distributors and negotiating new deals.

Intellectual Property

Similar to other interactive entertainment and video game companies, our business depends heavily on the use, creation, licensing, and acquisition of proprietary information and intellectual property. We protect our intellectual property through a combination of copyrights, pending and issued trademarks, trade secret laws, restrictions on disclosure, confidentiality provisions and procedures, and other contractual provisions.

We intend to protect our technology and proprietary rights; however, no assurances can be given that its efforts will be successful. Even if our efforts are successful, it may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against MMV, alleging infringement of their proprietary rights or claiming they have not infringed our intellectual property rights. See “Item 3. Key Information—D. Risk Factors” for additional information regarding the risks we face with respect to litigation related to intellectual property claims. As of the date of this annual report, we have 792 registered copyrights, 291 registered trademarks, seven registered domain names, and four patents.

In order to encourage our fans to create UGC, we have released 3D character models, animation files, engine related codes and projects for certain products to the user communities. To gain access to our published proprietary materials, users must agree to our statement of rights and disclaimers, which includes various provisions to protect our intellectual property. In addition, we have made efforts to suppress pirated toys and merchandise sold online. We have also contracted with third-party copyright protection professionals to monitor potential infringements and defend our proprietary rights.

Seasonality

Our business operation results and our mobile game operation, in particular, are subject to certain seasonal fluctuations. Due to the composition of the user group of our brands and products, the growth of active users for mobile games tends to occur during school holidays, especially during the extended summer vacation and winter school holidays. Correspondingly, spending by our active users on mobile games tends to increase during the same periods due to users’ extended gameplay time. These seasonal fluctuations tend to be consistent from year to year but our quarterly performance has been and will be affected.

Branding and Marketing

We primarily rely on social media marketing, word-of-mouth referrals, recognition of our brand, and our user community to attract more users. We have created and operated official social media accounts for our animation studios and our animation franchises on mainstream social platforms in China, such as Bilibili, Weibo, Douyin and Kuaishou, and has accumulated following on each platform. For example, we have created and operated accounts for our 7DOC Studio on various popular social media platforms. The focus of our marketing efforts is to further strengthen our brands and to expand our ecosystem to connect more users, PUGC creators, and other participants.

In addition, we have initiated various marketing activities to further promote our brand awareness among existing and potential users and market participants. For example, we market our products and services through direct marketing, such as anniversary celebration activities and studio tours for fans, collaboration with reputable video platforms and trade shows, such as taking part in anime expos, and other media events.

User Privacy and Safety

Data security is crucial to our business operations. We collect non-sensitive and non-confidential user data necessary for business operations, such as users’ phone number and address, based on users’ interactions for our services and products, which have removed plaintext user identity or other sensitive information. Users are required to acknowledge the terms and conditions of the user agreement and privacy policy before accessing our products and services, under which they consent to our collection, use and disclosure of their personal data in compliance with applicable laws and regulations. We provide users with prior notice as to what data are being collected and undertaken to manage and use the data collected in accordance with applicable laws.

From an internal policy perspective, we have established a cyber and data security team responsible for leading, managing and implementing our data security policies, and safeguarding the integrity and security of user data. We have also formulated internal rules and policies to govern how it may use and share personal data. It also has protocols, technologies, and programs in place to ensure that such information will not be used or disclosed improperly. We store all user data in an encrypted format and conducts routine backup of these user data. Regarding the internal personnel control, we require employees to agree in writing to protect the confidentiality of data, and strictly limits the number of personnel who can access personal data. For the external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access. Since our inception, we have not experienced any material information breach or other system failures which could have led to the loss of confidential information.

Competition

We face competition primarily from other interactive entertainment market players. In particular, our competitors mainly include animation companies, video game companies and, in a larger space, interactive entertainment producers. We compete to attract, engage, and retain users, to attract and retain content creators, and to improve and expand our product portfolio and user experience. Our competitors may compete with us in a variety of ways, including by providing better content, fulfilling evolving user needs, making acquisitions, as well as conducting brand promotions and other marketing activities.

We will continue to compete with our competitors by focusing on (i) the target demographic composition and engagement of our user base, (ii) our ability to provide creative and quality PUGC, (iii) the strength and reputation of our current brands, and (iv) our ability to develop new products and services as well as by continuing to enhance our existing products, content variety, and services to keep pace with user preferences and demands.

As we introduce new products and services on our platform and our existing products continue to evolve as well as other companies introduce new products and services, we may become subject to additional competition.

Insurance

We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Licenses and Approvals

The following table sets forth licenses and approvals that the WFOE, the PRC Subsidiaries and the VIEs are required to obtain for our operations in China as of the date of this annual report.

Name	Licenses and Approvals	Valid Period	PRC Regulatory Authority
Shanghai Jupiter	Internet Cultural Business License	2021.11.25 — 2024.11.25	Shanghai Municipal Administration of Culture and Tourism
Shanghai Jupiter	Value-added Telecommunications Business Operating License	2024.01.05 – 2029.03.26	Shanghai Communications Administration
Shanghai Jupiter	Business License of Publication	2023.06.30-2027.06.30	Shanghai Jing’an District Administration of Culture and Tourism
Shanghai Jupiter	Radio and TV Programs Production and Operation License	2024.04.01-2025.03.31	Shanghai Municipal Administration of Radio and Television
Shanghai Jupiter	Business License	2015.02.06 — 2035.02.05	Shanghai Jing’an District Administration for Market Regulation
Shanghai Caihuan Network Technology Co., Ltd.	Business License	2024.03.27(Long term)	Shanghai Minhang District Administration for Market Regulation
Shanghai Caihuan Network Technology Co., Ltd.	Business License of Food Operation	2021.05.19 — 2026.05.18	Shanghai Minhang District Administration for Market Regulation
Shanghai Hui Zhi Ren Culture and Creativity Co., Ltd.	Radio and TV Programs Production and Operation License	2024.04.01-2025.03.31	Shanghai Municipal Administration of Radio and Television
Shanghai Hui Zhi Ren Culture and Creativity Co., Ltd.	Business License	Long term	Shanghai Jing’an District Administration for Market Regulation
WFOE	Business License	Long term	Shanghai Municipal Administration for Market Regulation
Shanghai Ling Xu Technology Co., Ltd.	Business License	Long term	Shanghai Minhang District Administration for Market Regulation
Beijing Mi Ting Technology Co., Ltd	Business License	2021.11.23 — 2051.11.22	Beijing Chaoyang District Administration for Market Regulation
Shanghai Caihuan Network Technology Co., Ltd.	Business License of Publication	2023.05.04-2028.03.31	Shanghai Minhang District Administration of Culture and Tourism

C. Organizational Structure

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries and our VIEs.

MMV Ownership Structure Chart

Note:
Equity interest
Contractual arrangement, including the technical consultation and service agreement, the equity interest pledge agreement, the exclusive call option agreement, and the proxy agreement.
MultiMetaVerse Holdings Limited
100%
MultiMetaVerse Inc.
100%
MultiMetaVerse HK Limited
Offshore
Onshore
Ke Xing Shi Dai (Beijing) Technology Co., Ltd. 氪星时代(北京)科技有限公司
Horgos Gaea Network Technology Co., Ltd. 霍尔果斯盖娅网络科技有限公司
Shanghai Zi Tang Culture Communication Limited Partnership 上海紫堂文化传播合伙企业(有限合伙)
Xiaodan Qu 曲晓丹
56.95%
32.53%
4.08%
6.44%
100%
100%
100%
Shanghai Jupiter Creative Design Co., Ltd. 上海朱庇特创意设计有限公司
Shanghai Mi Ting Culture Creativity Co., Ltd. 上海米霆文化创意有限公司
Shanghai Huan Tao Information Technology Co., Ltd. 上海欢淘信息科技有限公司
Guangdong Tao Yue Information Technology Co., Ltd. 广东淘悦信息技术有限公司
100%
60%
50.9995%
100%
100%
100%
Shanghai Cai Huan Network Technology Co., Ltd. 上海彩幻网络科技有限公司
Shanghai Hui Zhi Ren Culture & Creativity Co., Ltd. 上海绘之刃文化创意有限公司
Shanghai Mobius Information Technology Co., Ltd. 上海摩比舞思信息技术有限公司
Beijing Mi Ting Technology Co., Ltd. 北京米霆科技有限公司
Shanghai Ling Xu Technology Co., Ltd. 上海凌煦科技有限公司
Beijing Huan Tao Information Technology Co., Ltd. 北京欢淘信息科技有限公司

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, or VATS, and certain other businesses.

We are a BVI business company incorporated in the British Virgin Islands. We currently conduct our operation in China primarily through Shanghai Jupiter, including value-added online services such as animation production and broadcast, and mobile games development, publication and operation. We also plan to engage in VATS businesses and other businesses which may subject to foreign investment restrictions through Shanghai Jupiter and our subsidiaries in the future. We operate our business mainly through our VIEs in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIEs and consolidates their operating results in our financial statements under the U.S. GAAP. Under the contractual arrangements, we provide certain management, technical and financial services to Shanghai Jupiter, and Shanghai Jupiter, in turn, maintain operation control of our primary business operation in the PRC such as the production of our animation series and development of our mobile games.

We exercise control over the VIEs and become the primary beneficiary of the VIEs for accounting purposes through the VIE Agreements, which are less effective than direct ownership. Our control over the VIEs and our position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that we met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) we control Shanghai Jupiter through power to govern the activities which most significantly impact the Shanghai Jupiter’s economic performance, (ii) we are contractually obligated to absorb losses of Shanghai Jupiter that could potentially be significant to Shanghai Jupiter, and (iii) we are entitled to receive benefits from Shanghai Jupiter that could potentially be significant to Shanghai Jupiter. Only if we meet the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, we will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as our consolidated affiliated entities for accounting purposes.

Neither we nor our subsidiaries, including the WFOE, own any equity interest or direct foreign investment in the VIEs. The VIEs are owned by PRC citizens or entities who are our founder, co-founders, or beneficially owned, controlled by or under common control with our shareholders, with whom we have contractual arrangements. We exercise control over the VIEs and become the primary beneficiary of the VIEs for accounting purposes through the VIE Agreements, which are less effective than direct ownership. The shareholders of the VIEs may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we could face heightened risks and substantial costs in enforcing these contractual arrangements. Although contractual arrangements similar to the VIE Agreements have been widely adopted by PRC companies seeking for listing aboard, such arrangements have not been tested in any of the PRC courts. The legal system in the PRC may not be as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. At the same time, there are very few precedents and limited formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts except that parties may apply for a cancellation of such rulings before an intermediate people’s court at the place where the arbitration commission is located under certain circumstances, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds the VIE Agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Shanghai Jupiter or forfeit our rights under the contractual arrangements. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

The following is a summary of the contractual arrangements by and among Shanghai Mi Ting, Shanghai Jupiter and the shareholders of Shanghai Jupiter.

In the opinion of Global Law Office, our PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. MMV has been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, MMV could be subject to severe penalties, including being prohibited from continuing operating such business. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

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

D. Property, Plants and Equipment

Our principal place of business is located in Shanghai, China. As of December 31, 2023, we lease three properties in Shanghai and one property in Guangzhou with an aggregate gross floor area of approximately 3,299 square meters. These leases vary in duration from one to three years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information.”

Our actual results may differ materially from those anticipated in these forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are an animation and entertainment company devoted to establishing an open community for our global users and to provide high-quality and immersive entertainment experience by way of original contents, user-generated contents and professional user-generated contents. We primarily develop and publish animations, mobile games, and other contents offerings such as anime merchandise, and provides animation production services to other animation and gaming companies.

Business Combination

On the Closing Date, we consummated the Business Combination pursuant to the terms of the Merger Agreement by and among MPAC, the Company, Merger Sub, Legacy MMV and certain shareholders of Legacy MMV. On the Closing Date, pursuant to the Merger Agreement, (i) MPAC reincorporated to the British Virgin Islands by merging with and into the Company (the “Reincorporation Merger”); and (ii) Merger Sub was merged with and into Legacy MMV resulting in Legacy MMV being a wholly-owned subsidiary of the Company (the “Acquisition Merger”). In connection with the Business Combination, the Company changed its name to “MultiMetaVerse Holdings Limited”.

While the legal acquirer in the Merger Agreement is MPAC, for financial accounting and reporting purposes under the GAAP, Legacy MMV is the accounting acquirer, and the Business Combination is accounted for as a “reverse recapitalization”. The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, MPAC was treated as the “acquired” company and Legacy MMV was treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Legacy MMV issuing stock for the net assets of MPAC, accompanied by a recapitalization. The net assets of MPAC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of Legacy MMV.

Key Factors Affecting Our Results of Operations

Our results of operation are affected by the following factors:

Our Proprietary Brands and Content Offerings

Our long term business and financial operation depend on the commercial appeal of our proprietary brands, as well as the variety of entertainment content offerings developed under these brands. We continue to improve and develop our contents under our Aotu World brand. As of the date of this annual report, we have released four seasons of the animation series, two mobile games under the Aotu World brand, and eight comic books. For more details related to our animations and mobile games, please see “Item 4. Information On The Company – D. Business Overview” in the Report. In addition, we strive to self-develop new brands or obtain new brands via acquisitions, in order to broaden and diversify our content offerings.

Our User Engagement

Our financial results depend on our ability to maintain and expand our user base and increase the level of user engagement. We believe an increase in the size of our user base leads to revenue growth as the overall consumer population for our brand increases. We have accumulated a user base for our proprietary brand, and aim to keep our user base engaged through developing new contents under our brand. We utilize the UGC for reference when developing new content offerings as a way to increase likelihood that the product developed meets users’ demands, and that the new content offerings, once marketed, could resonate with the loyal brand users to materialize their commercial potential.

We recognize that the continued engagement of our user base is important to our long term business operation. In addition to developing new brands to expand our user base, we will continue to motivate and encourage creators to develop new UGC by making technological resources and tools available to these UGC creators, and incentivize PUGC creators to produce high-quality content offerings with commercial potential. We believes the creation of UGC by users is an effective way to strengthen user engagement. We believe that, in addition to being a cost-efficient creative process, the production of UGC by creators can be an efficient way to promote our brand and expand user coverage. Therefore, UGC creators’ continued involvement in the production of derivative brand contents is an essential element of user engagement.

Our Monetization of Our Contents

Our revenue, financial results and future financial performance depend on our ability to further enhance our monetization capability. We expect our mobile games, merchandise sales and licensing to be the key drivers for our further growth.

The first mobile game under the Aotu World brand was our first attempt to monetarize from the gaming genre under our flagship brand. Since then, we continues to diversify our gaming content under the Aotu World brand by developing games of different genres to cater to the broad appeal of the brand’s users. Successful game products can provide users with intriguing and immersive gaming experience, and they can also build up a scalable business for us. For our merchandise business, we have developed and marketed over 2,782 brand-related merchandises since the launch of this business. We primarily conducts merchandise sales through self-operated online stores via multiple e-commerce marketplace, and started to expand our cooperation with offline third party distributors from 2021. For the licensing business, we believe that it has heightened our brand awareness and increased popularity among the general public, which contributes to better monetization of our contents by granting license for the broadcasting of our original contents to streaming platforms, granting license for our brand name, trademarks and character to other merchandise manufactures, and through various other means.

Furthermore, we will explore other market opportunities through the promotion of our brands, strategic acquisitions, and cooperation with other gaming companies around the world as a way to better monetarize our contents.

Our Operating Efficiency

Our ability to effectively manage our costs and expenses and increase the scale of our operation is critical to our long term operation. We believe that our cost control effort benefits from the systematic content development strategy under our past experience, and we will continue to achieve greater operating efficiency. In addition to relying on our internal content creative team to develop our proprietary brands, we actively encourages the development of UGC and PUGC as a way to supplement our content offerings. We believe that the utilization of UGC and PUGC can directly lower the costs needed for content development. In addition, we intend to make strategic acquisitions to acquire developed contents with robust commercial upside. we will leverage our senior management team’s industry experience and deep understanding of the PRC market to make these strategic decisions and diversify our content offering.

We hope to obtain greater operating efficiency and lower our costs and expenses in relation to net revenue, while continuing to expand our content offering and proprietary brands by achieving greater economies of scale and product diversification.

Non-GAAP Financial Measures

We use adjusted net loss and adjusted negative EBITDA, which are non-GAAP financial measures, in evaluating our financial results and for financial and operational decision-making purposes. Adjusted net loss represents net income excluding share-based compensation expenses, impairment loss and transaction costs, and such adjustment has no impact on income tax expense.

We believe that adjusted net loss and adjusted negative EBITDA help identify the underlying trends of our business that could otherwise be distorted by the effect of certain expenses that we include in the net loss. We believe that adjusted net loss and adjusted negative EBITDA provide useful information about our financial results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision- making.

Adjusted net loss and adjusted negative EBITDA should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss and adjusted negative EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the data of us. We encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our adjusted net loss to net loss for the periods indicated.

	Years ended December 31,
	2021	2022	2023
	US$	US$	US$
Non-GAAP Financial Measures
Net Loss	(32,691,100)	(12,789,311)	(28,955,683)
Adjustments:
Share-based compensation	25,663,139	4,528,788	15,095,968
Transaction costs and loss	1,080,366	1,241,911	6,531,583
Adjusted net loss	(5,947,595)	(7,018,612)	(7,328,132)
Adjustments:
Interest expense	94,956	587,151	1,183,262
Depreciation and amortization of property and equipment, and intangible assets	210,236	258,530	176,513
Adjusted negative EBITDA	(5,642,403)	(6,172,931)	(5,968,357)

The adjusted net loss increased slightly by US$0.3 million from US$7.0 million in 2022 to US$7.3 million in 2023, and the adjusted negative EBITDA decreased by US$0.2 million from US$6.2 million in 2022 to US$6.0 million in 2023. The changes in adjusted net loss and adjusted negative EBTIDA were primarily due to (i) the decrease in gross profit by US$1.8 million due to the decline in net revenue, (ii) the decrease in other operating expenses by US$1.7 million, primarily driven by the decrease in research and development expenses as a result of our cost optimization measures taken, (iii) the increase in interest expense by US$0.6 million, which was driven by additional borrowings from both third parties and related parties during the year of 2023, and (iv) the increase in other income by US$0.4.

The adjusted net loss increased by US$1.1 million from US$5.9 million in 2021 to US$7.0 million in 2022, and the adjusted negative EBITDA increased by US$0.6 million from US$5.6 million in 2021 to US$6.2 million in 2022. The increase in adjusted net loss and adjusted negative EBITDA was primarily due to the increase in (i) general and administrative expenses other than share-based compensation by US$0.9 million, which consisted mainly of additional personnel costs due to expansion of the management team, (ii) research and development expenses by US$1.7 million for investments in our proprietary animations and pipeline games and apps, and (iii) interest expenses by US$0.5 million, which only affected the adjusted net loss.

VIE Consolidation Schedule

The following table sets forth the summary of the consolidating balance sheets as of December 31, 2022 and 2023 of the Parent, i.e. MultiMetaVerse Holdings Limited, which is our investment holding company, its VIEs, and its subsidiaries (other than the VIEs), and the summary of the consolidating statement of operations and cash flows for each of the three years in the period ended December 31, 2023. Our consolidating financial statements are prepared and presented in accordance with the GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MMV” included elsewhere in this prospectus.

	As of December 31, 2022
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Current assets:
Cash and cash equivalents	14,496	583,793	26,895	-	625,184
Amounts due from related parties	-	4,850,109	139,505	(4,837,788)	151,826
Other assets, current	2,685,000	2,022,671	1,181,143	(1,145,247)	4,743,567
Total current assets	2,699,496	7,456,573	1,347,543	(5,983,035)	5,520,577
Investment in subsidiaries, VIE and VIE’s subsidiaries	(14,805,666)	-	-	14,805,666	-
Other non-current assets	460,000	915,064	32,470	-	1,407,534
Total assets	(11,646,170)	8,371,637	1,380,013	8,822,631	6,928,111
Current liabilities:
Amounts due to related parties, current portion	623,863	1,095,372	(1,102,574)	(133,125)	483,536
Other current liabilities	-	2,976,159	5,616,344	(4,704,663)	3,887,840
Total current liabilities	623,863	4,071,531	4,513,770	(4,837,788)	4,371,376
Amounts due to related parties, non-current portion	3,329,995	12,676,811	3,394,338	-	19,401,144
Other non-current liabilities	-	560,796	-	-	560,796
Total liabilities	3,953,858	17,309,138	7,908,108	(4,837,788)	24,333,316
Total shareholders’ deficit	(15,600,028)	(8,937,501)	(7,673,342)	14,805,666	(17,405,205)
Total liabilities and shareholders’ equity/(deficit)	(11,646,170)	8,371,637	234,766	9,967,878	6,928,111

	As of December 31, 2023
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Current assets:
Cash and cash equivalents	13,232	1,448,403	35,737	-	1,497,372
Amounts due from related parties	7,003,834	6,629,008	3,366,338	(16,632,924)	366,256
Other assets, current	153,489	1,251,801	139,006	-	1,544,296
Total current assets	7,170,555	9,329,212	3,541,081	(16,632,924)	3,407,924
Investment in subsidiaries, VIE and VIE’s subsidiaries	(24,731,181)	-	-	24,731,181	-
Other non-current assets	613,962	313,197	1,019,733	-	1,946,892
Total assets	(16,946,664)	9,642,409	4,560,814	8,098,257	5,354,816
Current liabilities:
Amounts due to related parties, current portion	-	336,252	6,262,752	(6,264,160)	334,844
Other current liabilities	828,417	3,560,887	6,553,801	(26)	10,943,079
Total current liabilities	828,417	3,897,139	12,816,553	(6,264,186)	11,277,923
Amounts due to related parties, non-current portion	10,987,079	15,305,701	7,829,767	(10,368,738)	23,753,809
Other non-current liabilities	-	499,622	335,622	-	835,244
Total liabilities	11,815,496	19,702,462	20,981,942	(16,632,924)	35,866,976
Total shareholders’ deficit	(28,762,160)	(10,060,053)	(16,421,128)	24,731,181	(30,512,160)
Total liabilities and shareholders’ equity/(deficit)	(16,946,664)	9,642,409	4,560,814	8,098,257	5,354,816

	For the year ended December 31, 2021
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Net revenue	-	10,481,737	-	-	10,481,737
Cost of revenue	-	(6,306,217)	(91,338)	-	(6,397,555)
Operating expenses	(25,736,244)	(8,846,786)	(2,405,519)	-	(36,988,549)
Loss from operations	(25,736,244)	(4,671,266)	(2,496,857)	-	(32,904,367)
Other items	(10,324)	238,929	(15,338)	-	213,267
Loss of subsidiaries, VIE and VIE’s subsidiaries	(6,246,944)	-	-	6,246,944	-
Net loss	(31,993,512)	(4,432,337)	(2,512,195)	6,246,944	(32,691,100)

	For the year ended December 31, 2021
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Net cash used in operating activities	(43,391)	(3,279,062)	(2,192,190)	-	(5,514,643)
Net cash used in investing activities	(460,000)	(1,018,101)	(74,735)	937,071	(615,765)
Net cash provided by financing activities	503,400	4,525,625	2,298,280	(937,071)	6,390,234

	For the year ended December 31, 2022
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Net revenue	-	12,121,317	97,010	7,010	12,225,337
Cost of revenue	-	(6,333,357)	(17,592)	-	(6,350,949)
Operating expenses	(5,138,009)	(7,821,028)	(5,348,617)	7,010	(18,300,644)
Loss from operations	(5,138,009)	(2,033,068)	(5,269,199)	14,020	(12,426,256)
Other items	(115,695)	(128,580)	(118,780)	-	(363,055)
Loss of subsidiaries, VIE and VIE’s subsidiaries	(7,535,607)	-	-	7,535,607	-
Net loss	(12,789,311)	(2,161,648)	(5,387,979)	7,549,627	(12,789,311)

	For the year ended December 31, 2022
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Net cash used in operating activities	504	(336,986)	(4,705,005)	-	(5,041,487)
Net cash used in investing activities	-	(3,944,313)	(102,274)	3,866,062	(180,525)
Net cash provided by financing activities	13,983	3,677,274	4,716,062	(3,866,062)	4,541,257

	For the year ended December 31, 2023
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Net revenue	-	9,321,338	62,618	(375,712)	9,008,244
Cost of revenue	-	(4,876,761)	(25,611)	-	(4,902,372)
Operating expenses	(4,304,035)	(5,774,507)	(19,961,539)	375,712	(29,664,369)
Loss from operations	(4,304,035)	(1,329,930)	(19,924,532)	-	(25,558,497)
Other items	(58,861)	(51,480)	(3,286,845)	-	(3,397,186)
Loss of subsidiaries, VIE and VIE’s subsidiaries	(24,592,787)	-	-	24,592,787	-
Net loss	(28,955,683)	(1,381,410)	(23,211,377)	24,592,787	(28,955,683)

	For the year ended December 31, 2023
	Parent	VIEs	Subsidiaries	Eliminating Entries	Total
	US	US	US	US	US
Net cash used in operating activities	(4,781,615)	734,667	(5,886,798)	-	(9,933,746)
Net cash used in investing activities	-	(28,135)	(3,504,430)	679,930	(2,852,635)
Net cash provided by financing activities	4,794,847	2,913,437	6,606,950	(679,930)	13,635,304

MMV is a holding company with no business operations of its own. We conduct a substantial majority of its operations through the WFOE, the PRC Subsidiaries and the VIEs, and a substantial majority portion of our assets are located in China. To date, the VIEs have not distributed any earnings or settled any amounts owed under the VIE agreements to MMV or the WFOE. MMV does not have any plan to direct the VIEs to distribute earnings or settle amounts owed under the VIE agreements in the foreseeable future. To date, there has been no transfer of cash or other assets between MMV and the VIEs.

Key Components of Results of Operations

Our revenues were derived from five revenue streams including (i) mobile games, (ii) merchandise, (iii) animation production services, (iv) licensing and (v) other services.

Net revenue

The following table sets forth a breakdown of our net revenue by type, in absolute amounts and as percentages of total net revenue, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
Net revenue
Services	6,961,024	66.4	8,308,258	68.0	6,633,114	73.6
Products	3,520,713	33.6	3,917,079	32.0	2,375,130	26.4
Total net revenue	10,481,737	100.0	12,225,337	100.0	9,008,244	100.0

We generate net revenue from various services such as publishing of mobile games, grant of license, and provision of animation production services and other services. We also generate net revenue from sale of merchandise. The following table sets forth a breakdown of our net revenue in accordance with this categorization, in absolute amounts and as percentages of total net revenue, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
Net revenue
Animation production services	2,945,662	28.1	3,498,895	28.6	3,515,556	39.0
Merchandise	3,520,713	33.6	3,917,079	32.0	2,375,130	26.4
Mobile games	2,949,735	28.1	2,537,358	20.8	2,229,625	24.7
Self-operated games	1,467,605	14.0	1,008,044	8.3	598,416	6.6
Jointly-operated games	1,482,130	14.1	1,529,314	12.5	1,631,209	18.1
Licensing	457,036	4.4	1,954,161	16.0	873,518	9.7
Other services	608,591	5.8	317,844	2.6	14,415	0.2
Total revenue	10,481,737	100.0	12,225,337	100.0	9,008,244	100.0

Merchandise. We design, market, distribute and sell merchandises adapted from our proprietary brands, mainly Aotu World. We have an internal design, supply chain management and e-commerce team to manage our merchandise distribution and retail activities and outsource merchandise production to third-party manufacturers. The design and operation team has designed and marketed over 2,782 merchandises under the Aotu World brand. We conduct merchandise sales to end customers primarily through our proprietary storefront on online vendor platforms, such as Tmall and PDD, and also to distributors who cover various online and offline sales channels.

Animation Production Services. We also generate revenue by providing animation production services to clients. We provide a spectrum of creative services primarily to animation production studios, game developers and publishers. We charge our clients for a predetermined fixed price based on specified deliverables. We started this service in mid-2019, and have expanded this operation steadily with increases in the number of customers, pipeline projects and team expertise.

Mobile Games. We generate revenue from the publishing and operation of our proprietary mobile games. We develop and publish mobile games based on our proprietary brands and operate these games with certain marketing and operating activities performed externally by a related party. Please see “— Cost of Revenue” for more details related to activities performed externally by certain related parties. Our mobile games adopt a free-to-play monetization model, where users may download and play our games for free and make in-game purchases to enhance their gaming experience. These in-game purchases contribute to our mobile game revenue. We publish and operate our mobile games through both official channels, or self-operation, and third party application stores and gaming platforms, or joint-operation.

Under the self-operation model, we are responsible for user engagement, payment collection and provision of customer services to our users directly, and we recognize our revenue on a gross basis while commissions withheld by distributors and payment processors are recognized as cost of revenue. Under the joint-operation model, when the game is self-published, third party application stores, gaming platforms and third party publishers are responsible for user engagement, payment collection and provision of customer services to users, and we recognize our revenue based on the net proceeds from third party application stores, gaming platforms and game publishers after deducting commissions withheld by them. And when the game is published by a third party publisher, we act as the game developer and are entitled to a revenue share from the game publishers’ total revenue based on the agreed mechanism, while the game publisher distributes the game through its self-operated channels and other distribution platforms, and operates the game. For each of the three years in the period ended December 31, 2023, our mobile game revenue was primarily generated from the operation in the Mainland China market.

Licensing. We derive our licensing revenue mainly from (i) broadcast content license, in which we grant licenses to streaming platforms for the broadcasting of its proprietary animation series and other digital contents, (ii) merchandise licensing, in which we grant third party licensees the right to use our popular characters and trademarks to create branded products, and (iii) license granted to other game developers and publishers to use our proprietary brands or other intellectual property. Broadcast content license is the right-to-use license under US GAAP while merchandise licensing and game related license are right-to-access license.

Other Services. Legacy MMV provides miscellaneous value-added services, such as administrative services, marketing services and technical services, at the request of its clients, and charges service fees upon delivery or over time based on the terms and conditions agreed with clients.

Cost of Revenue

The following table sets forth a breakdown of our cost of revenue by type, in absolute amounts and as percentages of total cost of revenue, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
Cost of revenue
Cost of services	4,734,964	74.0	4,384,732	69.0	3,684,455	75.2
Cost of products	1,662,591	26.0	1,966,217	31.0	1,217,917	24.8
Total cost of revenue	6,397,555	100.0	6,350,949	100.0	4,902,372	100.0

We incur cost of revenue, including staff costs and service costs for the provision of animation production and other services and game related costs. We also incur inventory cost for merchandise sold. The following table set forth a breakdown of the cost of revenue by nature of the cost, in absolute amounts and as percentages of total cost of revenue, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
Cost of revenue
Production and service costs	3,775,307	59.0	3,449,945	54.3	2,800,727	57.1
Cost of inventory	1,662,591	26.0	1,966,217	31.0	1,217,917	24.8
Game related costs	959,657	15.0	934,787	14.7	883,728	18.1
Total cost of revenue	6,397,555	100.0	6,350,949	100.0	4,902,372	100.0

Production and service costs. Production and service costs represent all internal labor costs and external service fees incurred directly for revenue generating activities such as animation production services and other services.

Cost of inventory. Cost of inventory represents cost of the merchandise sold during the period.

Game related costs. Game related costs include service fees to game operators, commission fees, amortization of Aotu World the Game related intangible assets and other miscellaneous expenses. Service fees to game operators represent service fees to Shanghai Youmier Network Technology Co., Ltd, or Shanghai Youmier, a related party, for certain marketing and operating services provided for Aotu World the Game in Mainland China. Commission fees are application stores’ revenue shares and payment processor fees deducted by them under the self-operation model.

Impairment loss

Our impairment loss represents the provision made for the expected credit loss for the accounts receivable under ASU No. 2016-13, “Financial Instruments – Credit Losses”.

Selling expenses

Our selling expenses consist primarily of staff costs of our merchandise team, and marketing and promotion expenses incurred for merchandise business and our proprietary brands.

General and administrative expenses

Our general and administrative expenses consist primarily of compensation for our management and administrative personnel (including share-based compensation expense), expenses in connection with its operation supporting functions such as finance and human resources, rent, professional fees and other administrative expenses.

Research and development Expenses

Our research and development costs primarily consist of internal staff costs and external development fees for the development of proprietary animated contents and new mobile games, as well as the enhancement of our existing mobile games.

Interest Expenses

Our interest expenses are incurred in relation to its interest-bearing loans from both independent third parties and related parties.

Taxation

British Virgin Islands

MultiMetaVerse Holdings Limited, was incorporated in the British Virgin Islands. Under the laws of the British Virgin Islands, we are not subject to income, corporation, or capital gains tax in the British Virgin Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the British Virgin Islands.

Cayman Islands

MultiMetaVerse Inc., incorporated in the Cayman Islands, is not subject to income tax in the Cayman Islands.

Hong Kong

MultiMetaVerse HK Limited, our subsidiary incorporated in Hong Kong, is subject to a two-tiered profit tax system for assessable profits earned in Hong Kong according to The Inland Revenue (Amendment) (No. 3) Ordinance 2018 published by Hong Kong Inland Revenue effective as of April 1, 2018. Under this Ordinance, the first two million Hong Kong Dollars of assessable profits of corporations are taxed at 8.25%, while the remaining assessable profits will be taxed at 16.5%. MultiMetaVerse HK Limited was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented. MultiMetaVerse HK Limited is also permitted under the laws of Hong Kong SAR to provide funding to us through dividend distributions without restrictions on the amount of the funds.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, (or “the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25%, except for certain entities eligible for preferential tax rates.

In 2021, both Shanghai Jupiter and Shanghai Hui Zhi Ren Culture Creativity Co., Ltd. are qualified as “High and New Technology Enterprises”, or HNTEs, and are eligible for a 15% preferential tax rate effective for three years starting from 2021.

Our other PRC Subsidiaries and VIEs are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to value-added tax at a rate of 13% for goods sold and 6% on the services rendered, in each case less any deductible value-added tax that we has already paid or borne. We is also subject to surcharges on value-added tax payments in accordance with PRC law.

As a holding company, MMV may receive dividends from its PRC subsidiaries through MultiMetaVerse HK Limited and MultiMetaVerse Inc. The New EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply for the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non- resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self- assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, MultiMetaVerse HK Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements MMV has been for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If MMV or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the New EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Results of Operations

The following table summarizes our consolidated results of operations both in absolute amounts and as percentages of our total net revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
Selected Combined and Consolidated Statements of Operation:
Revenue
Animation Production Service	2,945,662	28.1	3,498,895	28.6	3,515,556	39.0
Merchandise Sales	3,520,713	33.6	3,917,079	32.0	2,375,130	26.4
Mobile Games	2,949,735	28.1	2,537,358	20.8	2,229,625	24.7
License Services	457,036	4.4	1,954,161	16.0	873,518	9.7
Other services revenue	608,591	5.8	317,844	2.6	14,415	0.2
Total revenue	10,481,737	100.0	12,225,337	100.0	9,008,244	100.0
Cost of revenue
Production and service costs	(3,775,307)	(36.0)	(3,449,945)	(28.2)	(2,800,727)	(31.1)
Cost of inventory	(1,662,591)	(15.9)	(1,966,217)	(16.1)	(1,217,917)	(13.5)
Game related costs	(959,657)	(9.1)	(934,787)	(7.6)	(883,728)	(9.8)
Total cost of revenue (excluding impairment loss)	(6,397,555)	(61.0)	(6,350,949)	(51.9)	(4,902,372)	(54.4)
Impairment loss	(30,454)	(0.3)	-	-	(1,517)	-
Selling expenses	(1,297,599)	(12.4)	(1,192,584)	(9.8)	(1,432,809)	(15.9)
General and administrative expenses	(29,955,168)	(285.8)	(9,697,385)	(79.3)	(24,157,661)	(268.2)
Research and development expenses	(5,705,328)	(54.4)	(7,410,675)	(60.6)	(4,072,382)	(45.2)
Loss from operations	(32,904,367)	(313.9)	(12,426,256)	(101.6)	(25,558,497)	(283.7)
Interest income	1,920	-	1,841	-	823	-
Interest expenses	(94,956)	(0.9)	(587,151)	(4.8)	(1,183,262)	(13.1)
Exchange gains/(losses), net	(1,846)	-	12,663	0.1	10,542	0.1
Loss of acquisition deposit	-	-	-	-	(2,816,941)	(31.3)
Other income and expense, net	308,149	2.9	209,592	1.7	591,652	6.6
Loss before income tax expense	(32,691,100)	(311.9)	(12,789,311)	(104.6)	(28,955,683)	(321.4)
Income tax	-	-	-	-	-	-
Net loss	(32,691,100)	(311.9)	(12,789,311)	(104.6)	(28,955,683)	(321.4)
Net loss attributable to non-controlling interest	(697,588)	—	(275,005)	—	(36,872)	—
Net loss attributable to MMV shareholders	(31,993,512)	—	(12,514,306)	—	(28,918,811)	—
Loss per ordinary share attributable to MMV shareholders
– Basic and Diluted	(1.07)	—	(0.42)	—	(0.88)	—
Weighted average number of ordinary shares outstanding
– Basic and Diluted	30,000,000	—	30,000,000	—	33,006,046	—

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Net revenue

Our net revenue decreased by 26.3% from US$12.2 million in 2022 to US$9.0 million in 2023.

Animation production services

Our animation production service revenue for the year of 2023 was US$3.5 million, which remained stable compared to 2022. The animation production services are primarily rendered to (i) Shanghai Huijie Culture Communication Co., Ltd., a related party, for production of animation series, and (ii) game developers and publishers for production of game cinematic animations, which generally contributes a higher gross margin. The game cinematic animation revenue increased substantially in 2023, with its percentage of total animation production revenue increasing from 19% in 2022 to 46% in 2023. This is as result of our continuous efforts to expand our client base, particularly among the gaming industry, and our improved reputation and brand awareness as an animation production service provider.

Merchandise

Our merchandise revenue decreased by 39.4% from US$3.9 million in 2022 to US$2.4 million in 2023. The decrease in merchandise revenue was primarily due to less content offered and generally weaker consumer market in China in 2023. We had Season 4 of Aotu World the Animation on air in 2022, which kept up the publicity of the brand. We did not publish animation content on a similar scale in 2023 which impacted our merchandise sales negatively.

Mobile games

Our mobile games revenue decreased by 12.2% from US$2.5 million in 2022 to US$2.2 million in 2023. Our mobile games showed longer life span primarily due to users’ loyalty to our proprietary brands. We currently have two mobile games in operation and the mobile game has been in service for more than three years. The launch of our new mobile game, Project A, in February 2023 and its performance under the publishing and operation of Shanghai Youmier Network Technology Co., Ltd., one of our related parties, failed to meet our target and contributed to the decline in revenue for our mobile games operation.

Licensing

Our license revenue decreased by 55.3%, from US$2.0 million in 2022 to US$0.9 million in 2023, which was primarily due to a decrease in revenues from one-off broadcast license related to Aotu World the Animation series in 2022. The decrease was partially offset by the increase of brand license business, which increased by 43%, from US$0.5 million in 2022 to US$0.7 million in 2023, primarily attributable to additional cooperation accomplished with a number of virtual entertainment service providers.

Cost of revenue

Our cost of revenue decreased by 22.8% from US$6.4 million in 2022 to US$4.9 million in 2023.

Production and service costs

Our production and service costs decreased by 18.8% from US$3.4 million in 2022 to US$2.8 million in 2023 as result of our effort to streamline the production process for better internal cost control.

Cost of inventory

Our cost of inventory decreased by 38.1% from US$2.0 million in 2022 to US$1.2 million in 2023, which was in line with the decrease of merchandise sold in 2023. The overall gross margin of merchandise business remained stable at 48.7% in 2023.

Game related costs

Our game related costs consisted mainly of fixed operating service fees to related party service providers, commission fees for self-operated game revenue and other miscellaneous costs. Game related costs were US$0.9 million, which was generally stable when compared to that of 2022. The gross margin of mobile game business decreased from 63.2% in 2022 to 60.4% in 2023.

Selling expenses

Our selling expenses increased by 20.1% from US$1.2 million in 2022 to US$1.4 million in 2023. The increase in selling expenses was primarily driven by the brand marketing and promotional activities related to the launch of Project A, which caused a the US$0.5 million increase. Such increase was partially offset by the decrease in selling expenses related to merchandise business due to lower sales in 2023.

General and administrative expenses

Our general and administrative expenses increased significantly by US$14.4 million, from US$9.7 million in 2022 to US$24.1 million in 2023, primarily due to the increase in (i) share-based compensation expenses by US$10.6 million, and (ii) professional fees by US$3.6 million. The increase in professional fees was mainly related to professional services related to the closing of the Business Combination, including a finder’s fee of US$3.1 million committed by MPAC.

The share-based compensation expenses were related to Lucky Cookie’s purchase of 31,461,568 ordinary shares of Legacy MMV (the “Transferred Shares”), which accounted for 22.50% of our then total outstanding shares, from Avatar, the then major shareholder of Legacy MMV, in May 2021 for a consideration of US$5,409,194. The purchase of the Transferred Shares is subject to certain performance conditions (the “Performance Conditions”) by Mr. Yiran Xu, including serving as the chairman of the board of directors of Legacy MMV for no less than 5 years and securing certain external financing to MMV prior and after the Business Combination. If Mr. Yiran Xu fails to achieve part or all of the Performance Conditions, Avatar shall have a right to repurchase 50% of the Transferred Shares from Lucky Cookie at a discounted price or for free. This repurchase right will expire upon the completion of the Business Combination. The total share-based compensation was valued at US$45.3 million based on the excess part of the fair value of the Transferred Shares over the cash consideration paid by Lucky Cookie, subject to Avatar’s repurchase right. The grant date of the share-based compensation was determined as May 1, 2021 (the “Grant Date”) when Mr. Yiran Xu took office as CEO of Legacy MMV. Share-based compensation related to 50% of the Transferred Shares not subject to Avatar’s repurchase right were expensed off as general and administrative expenses as of the Grant Date. Share-based compensation related to the other 50% of the Transferred Shares subject to Avatar’s repurchase right are amortized on a straight-line basis over 5-year period from the Grant Date to the date that the Performance Conditions are met. On January 4, 2023, Legacy MMV completed the Business Combination with MPAC, and therefore the total unrecognized compensation expenses should be fully amortized upon the completion of the Business Combination.

Research and development expenses

Our research and development expenses decreased by 45.0% from US$7.4 million in 2022 to US$4.1 million in 2023, primarily due to the reduced outsourcing production needs in 2023 before the commencement of the next season Aotu World the Animation’s production, and our cost control measures we took in 2023 to reduce the research and development team size and pause unprofitable projects.

Interest expense

Our interest expense increased by 101.5% from US$0.6 million in 2022 to US$1.2 million, as a result of the increase in the amount of interest-bearing loans. In 2023, we obtained net additional borrowings in an aggregate amount of US$7.5 million, including US$3.6 million from third party lenders and commercial banks, and US$3.9 million from related parties.

Loss of acquisition deposit

In September 2023, we entered into a purchase agreement with Dongzheng Ruibo (Shanghai) Investment Center (Limited Partnership), or Dongzheng, and other related parties to acquire 100% of interest in Shanghai Shengran Information Technology Co., Ltd. and associated interests pertaining to all of its consolidated variable interest entities. The Group paid an acquisition deposit of RMB20 million, or approximately US$2.8 million for the acquisition pursuant to the agreement. We were not able to pay the full transaction amount in accordance with the terms of the agreement, and the agreement was terminated in November 2023. In April 2024, we settled the breach of the agreement with Dongzheng and the acquisition deposit was granted to Dongzheng as compensation.

Other income, net

Our other income, net were US$0.2 million and US$0.6 million in 2022 and 2023, respectively, which consisted primarily of government subsidies received and an extra deposit of US$252,792 returned when a major lease expired in 2023.

Net loss

As a result of the foregoing, our net loss increased from US$12.8 million in 2022 to US$29.0 million in 2023.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenue

Our revenue increased by 16.6% from US$10.5 million in 2021 to US$12.2 million in 2022.

Merchandise

Our merchandise revenue increased by 11.3% from US$3.5 million in 2021 to US$3.9 million in 2022. The increase in merchandise revenue was primarily contributed by increased distributor activities. Sales to distributors increased by 41.5% from US$1.4 million in 2021 to US$1.9 million in 2022, mainly attributable to the expansion of our distributor pool and the growing popularity of our merchandise products. Sales to end customers decreased slightly as the growth momentum was hindered by the logistical disruption in the second quarter of 2022 due to the regional outbreak of the COVID-19 pandemic in the PRC as well as the lockdown measures implemented in Shanghai, China, where our main warehouse is located.

Animation production services

Our animation production service revenue increased by 18.8% from US$2.9 million in 2021 to US$3.5 million in 2022, primarily attributable to the increase in work orders from our clients. In 2022, we completed three major animation series and started another major animation project. We strive to expand our client base and enhance client relationship to secure recurring orders for animation production services.

Mobile games

Our mobile games revenue decreased by 14.0% from US$2.9 million in 2021 to US$2.5 million in 2022. In 2022, we did not launch any new game, and the revenue from existing mobile games declined with the passage of time.

Licensing

Our license revenue increased by US$1.5 million, or 327.6%, from US$0.5 million in 2021 to US$2.0 million in 2022. The increase was primarily contributed by the exclusive broadcasting license of Aotu World the Animation series in mainland China granted to a streaming platform, which generated licensing revenue of US$1.3 million in 2022. Our cooperation with the AI technology partner, Xiaoice, for development of Project AI, which was started in 2022, also brought us additional licensing revenue to be amortized over the license period. Furthermore, during the year ended December 31, 2022, we worked with an increased number of brand licensees for new merchandise categories, such as collectible cards and various stationery items, which also generated additional licensing revenue.

Other services

Our other services revenue decreased by 47.8% from US$0.6 million in 2021 to US$0.3 million in 2022, primarily due to the termination of a technical support service agreement in July 2021.

Cost of revenue

Our cost of revenue remained stable at US$6.4 million in 2022 and 2021.

Production and service costs

Our production and service costs decreased by 8.6% from US$3.8 million in 2021 to US$3.4 million in 2022, primarily attributable to improved cost control procedures implemented during the year and the benefit of the scale effect of the animation production services.

Cost of inventory

Our cost of inventory increased by 18.3% from US$1.7 million in 2021 to US$2.0 million in 2022, which was in line with the increase of merchandise sold in 2022. The overall gross margin of merchandise business decreased from 52.8% in 2021 to 49.8% in 2022, primarily due to higher proportion of sales made to distributors, which generally had a lower gross margin compared to sales made directly to end customers through our storefront on online vendor platforms. The sales made to distributors as a percentage of total merchandise sales increased from 38.0% in 2021 to 48.8% in 2022.

Game related costs

Our game related costs consisted mainly of fixed operating service fees to related party service providers, commission fees for self-operated game revenue and other miscellaneous costs. Game related costs decreased slightly in 2022 when compared to that in 2021, as most of the game related costs are not variable costs except commission fees paid.

Selling expenses

Our selling expenses decreased by 8.1% from US$1.3 million in 2021 to US$1.2 million in 2022. The decrease in selling expenses was primarily driven by the growing merchandise sales to distributors. Sales made to distributors generally incurred less selling expenses compared to sales made directly to end customers.

General and administrative expenses

Our general and administrative expenses decreased significantly by US$20.3 million, from US$30.0 million in 2021 to US$9.7 million in 2022, primarily attributable to the decrease in share-based compensation expenses by US$21.1 million, as the share-based compensation were awarded to new directors and executives joining us in May 2021, and this decrease was partially offset by the increase in salary and welfare expenses of US$1.0 million.

Research and development expenses

Our research and development expenses increased by 29.9% from US$5.7 million in 2021 to US$7.4 million in 2022 primarily due to our investment in pipeline games and increased production costs for its proprietary animation content under the Aotu World brand.

Interest expense

Our interest expense increased from US$0.1 million in 2021 to US$0.6 million in 2022 as a result of the increase in the amount of interest bearing loans. In 2021, Shanghai Jupiter undertook a debt-to-equity conversion, and substantially reduced its interest-bearing loan balance. In order to maintain our working capital, we secured additional interest-bearing loans from our related parties and a bank after the debt-to-equity conversion. As of December 31, 2022, we had total interest-bearing loans of US$13.4 million.

Other income, net

Our other income, net were US$0.3 million and US$0.2 million in 2021 and 2022, respectively, which consisted primarily of government subsidies received in these periods.

Net loss

As a result of the foregoing, our net loss decreased from US$32.7 million in 2021 to US$12.8 million in 2022.

B. Liquidity and Capital Resources

We have negative cash flows from operations and have financed our operations mainly through equity contributions and loans from our shareholders, financings from related parties, and payments received from our business operation. As of December 31, 2023, we had cash and cash equivalents of US$1.5 million, which consisted primarily of cash at bank and on hand, which was primarily denominated in Renminbi. We incurred net loss of US$32.7 million, US$12.8 million and US$29.0 million for each of the three years in the period ended December 31, 2023, and such changes were mainly attributable to share-based compensation expenses and transaction related costs and losses. With the implementation of a series of cost optimization measures, our adjusted negative EBITDA started to narrow in 2023, resulting in an amount of US$5.6 million, US$6.2 million and US$6.0 million for the three years ended December 31, 2021, 2022 and 2023.

Our cash requirements for the year ended December 31, 2023 and any subsequent period primarily include our research and development expenditure, lease obligations, purchase obligations and other commitments. Our research and development expenditures are primarily related to development of our animation and games. Our lease obligations consist of the commitments under the rental agreements for our office premises. Our purchase obligations primarily consist of purchase orders for goods to sell. In addition, we will consume cash for additional expenses as a public company for, among other things, D&O liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. We expect these items to be the primary part of our short-term cash requirements. During the year of 2023, we undertook various cost optimization measures to better control our expenditures, and we currently do not expect any material capital expenditures in the foreseeable future. We intend to fund our future material cash requirements with net proceeds from our business operations, equity contributions from our shareholders and financings from banks and other institutions.

We believe that our cash and cash equivalents, including the cash we obtained from the Business Combination, and our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this annual report and sufficient to fund our operations. As of the date of this annual report, there has been no material change to our liquidity position since the closing of the Business Combination. To the extent that our current resources are insufficient to satisfy our cash requirements in the future, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.

Cash flows and working capital

Our principal sources of liquidity have been cash provided from issuance of new share, loans from related parties and third party lenders, and revenue generated from its business operation. As of December 31, 2022 and 2023, we had US$0.6 million and US$1.5 million, respectively, in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and deposits placed with financial institutions, which are unrestricted as to withdrawal and use, which are primarily denominated in Renminbi. We had working capital surplus of US$1.1 million and working capital deficit of US$7.9 million, respectively, as of December 31, 2022 and 2023. Historically, we has not been profitable nor generated positive net operating cash flows. Among the current liabilities as of December 31, 2023, some of our mitigation measures include: (1) we have extended the repayment date for the advance from an investor in the amount of US$3.1 million to July 2025, if the investment is not closed by then. In April 2024, an additional advance of $1.1 million was drawn from the same investor, bearing the same repayment date as amended; and (2) Mr. Yiran Xu, the Chairman of the board of the directors and the Chief Executive Officer of the Company, executed a Letter of Support in which he agreed to provide continuing financial support for at least $3,000,000 to the Group for a period of at least 12 months from the issuance date of the Group’s financial statement for the year ended December 31, 2023.

As of December 31, 2023, we had US$18.2 million loans and accrued interests due to our major shareholders and other related parties, and US$5.6 million trade and other amounts due to its related parties affiliated to our major shareholders. To ensure that we maintain sufficient funding for our operation, our major shareholders and other related parties have extended the maturity dates of their loans to us beyond 2025, and executed letters of not demand repayment for the trading and other payables due to such related parties until April 2026. Therefore, these interest-bearing loans and due to our major shareholders and other related parties and the trade and other amounts due to its related parties affiliated to its major shareholders were classified as non-current liabilities as of December 31, 2023.

In addition, we entered into loan conversion agreements with Avatar Group Holdings Limited and Gaea Holdings Limited, both related lenders, to convert their loans and accrued interests with an aggregate amount of US$7,003,834 into 6,309,760 Class A ordinary shares of MMV at a per share price of US$1.11. The loan conversion hasn’t been closed and the loans pending for the counterparties’ internal restructuring and accrued interests were classified as non-current liabilities as of December 31, 2023.

Furthermore, we continually seeks to improve our operating performance and optimize our cash flows from our operating activities. We regularly monitors its current and expected liquidity requirements to help ensure that it maintains sufficient cash balances to meet our existing and reasonably likely long-term liquidity needs. The management implemented a series of cost control measures in 2023 to reduce the research and development team size and pause unprofitable projects. As a result of these measures taken, our adjusted negative EBITDA effectively decreased from US$4.2 million in the first half of 2023 to US$1.7 million in the second half of the year. We expect that the momentum is going to continue into 2024. Based on its current business plan, we believes that its current assets including cash and cash equivalents, anticipated cash flow from operations and commitment by its shareholders meet its anticipated funding needs, including its cash needs for working capital and capital expenditures, for at least the next 12 months. Therefore, we reasonably believes it will have reasonable capital resources to conduct its planned operations for a minimum of 12 months, and foresees no working capital shortfall beyond the 12 months period at the current time.

We intend to finance its future working capital requirements and capital expenditures from funds from financing activities, in addition to the cash generated from operating activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet its requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to its shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. Please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — MMV requires a significant amount of capital to fund its operations and growth. If MMV cannot obtain sufficient capital on acceptable terms, its business, financial condition and prospects may be materially and adversely affected.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including WFOE and other subsidiaries based in the PRC for our cash and financing requirements. If WFOE or any other subsidiaries in PRC incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, we may in the future require additional cash resources from the PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to its shareholders. Hong Kong Subsidiary and Cayman Subsidiary are also permitted under the laws of Hong Kong SAR and Cayman Islands, respectively, to provide funding to us through dividend distributions without restrictions on the amount of the funds.

As a holding company with no material operations of its own, we currently conduct a substantial majority of its operations through our PRC subsidiaries and our consolidated VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may only provide Renminbi funding to our consolidated VIEs through entrusted loans. Please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” The ability of MMV’s subsidiaries in China to make dividends or other cash payments to MMV is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — MMV may rely on dividends and other distributions on equity paid by MMV’s PRC subsidiaries to fund any cash and financing requirements MMV may have, and any limitation on the ability of MMV’s PRC subsidiaries to make payments to MMV could have a material and adverse effect on MMV’s ability to conduct its business.” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If MMV is classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to MMV and its non-PRC shareholders.”

The following table presents our selected combined and consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Net cash (used in)/provided by operating activities	(5,514,643)	(5,041,487)	(9,933,746)
Net cash (used in)/provided by investing activities	(615,765)	(180,525)	(2,852,635)
Net cash provided by/(used in) financing activities	6,390,234	4,541,257	13,635,304
Effects of exchange rate changes	(621,898)	931,010	23,265
Net increase/(decrease) in cash, cash equivalents	(362,072)	250,255	872,188
Cash, cash equivalents and restricted cash – beginning of the year/period	737,001	374,929	625,184
Cash, cash equivalents and restricted cash – end of the year/period	374,929	625,184	1,497,372

Operating activities

Net cash used in operating activities in December 31, 2023 was US$9.9 million as a result of the net operating loss of US$29.0 million in the same period. The principal non-cash items affecting the difference between our net loss and net cash used in operating activities in 2023 were US$15.1 million in share-based compensation expenses and US$0.2 million in depreciation and amortization of property and equipment, and US$0.8 million in amortization of right-of-use assets. The loss of acquisition deposit in the amount of US$2.8 million was reclassified as an outflow under investment activities from the net operating loss. The difference other than the non-cash items and reclassification was the changes in operating assets and liabilities amounted to US$0.2 million, mainly comprising of (i) the decrease in accounts receivable and inventories in an aggregate amount of US$0.7 million as a result of decline in revenue, and (ii) the increase in payables to related parties, accrued expenses and other payables in an aggregate amount of US$1.5 million, due to delayed payment of related party game operating service fees, interest payables and certain other operating expenses, offset by (i) an increase in prepaid expenses and other current assets and other non-current assets amounted to US$0.8 million, (ii) an increase of lease liabilities by US$0.7 million due to new lease contracts signed in 2023, and (iii) the outflow of US$0.5 million caused by other miscellaneous working capital items.

Net cash used in operating activities in December 31, 2022 was US$5.0 million primarily as a result of the net operating loss of US$12.8 million in the same period. The principal non-cash items affecting the difference between our net loss and net cash used in operating activities in 2022 were US$4.5 million in share-based compensation expenses and US$0.3 million in depreciation and amortization of property and equipment, and US$1.0 million in amortization of right-of-use assets. The difference other than the non-cash items was primarily due to a decrease of US$0.9 million in lease liabilities and an increase of US$0.2 million in inventories and offset by (i) a decrease in prepaid expenses and other current assets by US$0.5 million as a result of refund of certain deductible VAT input, (ii) an increase of US$1.0 million in accrued expenses and other payables due to the combined effects of the US$0.6 million increase in payroll payable as a result of the payment deferral of social insurance allowed by Chinese government in response to the COVID-19 pandemic and the US$0.2 million increase in professional fees related to the Business Combination, (iii) an increase of US$0.7 million in deferred revenue related to license revenue, (iv) a decrease of US$0.5 million in prepaid expense and other current asset and (v) an increase of $0.3 million in accounts payable.

Net cash used in operating activities in 2021 was US$5.5 million primarily as a result of the net operating loss of US$32.7 million in the same period. The principal non-cash items affecting the difference between our net loss and net cash used in operating activities in 2021 were US$25.7 million in share-based compensation expenses and US$0.2 million in depreciation and amortization of property and equipment, and intangible assets. The difference other than the non-cash items was primarily due to (i) an increase of US$1.1 million in amounts due to related parties, (ii) an increase of US$0.2 million in accounts payable, and (iii) an increase of US$0.4 million in accrued liabilities and other current liabilities, partially offset by (i) an increase of US$0.5 million in total in accounts receivable and inventories, and (ii) a decrease of US$0.1 million in prepaid expenses and other current assets. The changes in working capital were attributable to the delay of payments to our related parties and increased personnel costs and payables to suppliers due to our expansion of our operations and business teams, and partially offset by the increased current assets in line with the growth of our merchandise business.

Investing activities

Net cash used in investing activities in 2023 was US$2.9 million, which was mainly the acquisition deposit paid in relation to the contemplated acquisition of Shanghai Shengran Information Technology Co., Ltd. and associated interests pertaining to all of its consolidated variable interest entities.

Net cash used in investing activities in 2022 was US$0.2 million, primarily representing our expenditures for purchase of office equipment and software license.

Net cash used in investing activities in 2021 was US$0.6 million, primarily representing our equity investment in a privately held company in the amount of US$460,000, and expenditures for purchase of office equipment in the amount of US$0.2 million as a result of the expansion of our business and teams in 2021.

Financing activities

Net cash provided by financing activities in 2023 was US$13.6 million. It was mainly comprised of (i) net proceeds of interest-bearing loans in the amount of US$7.5 million, including US$3.6 million from third party lenders and commercial banks and US$3.9 million from related parties; (ii) PIPE investment along with the closing of the Business Combination amounted to US$4.5 million; (iii) advance from a perspective investor in the amount of US$3.1 million; and (iv) a cash outflow of US$4.2 million as a result of the Business Combination, taking into account of the payables absorbed from MPAC; (v) and a cash inflow of US $2.7 million for the elimination of the advance for deferred cost of Business Combination.

Net cash provided by financing activities in 2022 was US$4.5 million, which was primarily comprised of interest-bearing loans obtained from our related parties in the amount of US$7.6 million, and offset by the advance for deferred cost of Business Combination provided to MPAC in the amount of US$2.7 million and repayment to related parties of 0.5 million.

Net cash provided by financing activities in 2021 was US$6.4 million, which was primarily comprised of interest-bearing loans obtained from our related parties to fund our operating activities in 2021.

Contractual Obligations

The following table sets forth our contractual obligations and commitments as of December 31, 2023.

	As of December 31, 2023
	Less than 1 year	2–3 years	Total
	US$	US$	US$
Lease commitment	337,194	487,732	824,926

 Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

MMV is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to MMV.

In addition, our subsidiaries in China are permitted to pay dividends to MMV only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, in addition, our PRC subsidiaries and our VIEs are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. our PRC subsidiaries as a Foreign Invested Enterprise, or FIE, are also entitled to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange. WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. If WFOE or any other subsidiaries in PRC incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to MMV. Both Hong Kong Subsidiary and Cayman Subsidiary are permitted under the laws of Hong Kong SAR and Cayman Islands, respectively, to provide funding to MMV through dividend distributions without restrictions on the amount of the funds.

MMV is permitted under the laws of British Virgin Islands to provide funding to its subsidiaries in Cayman Islands, Hong Kong and mainland China through loans or capital contributions without restrictions on the amount of the funds. As an offshore holding company, MMV is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fund raising activities to its PRC subsidiaries only through loans or capital contributions, and to its consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrusted loans from its PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

C. Research and Development

Not applicable.

D. Trend Information

Not applicable.

E. Critical Accounting Estimates

We prepare our financial statements in conformity with GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates require a higher degree of judgment than others in their application and involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements—Note 2 Significant Accounting Policies” of our audited consolidated financial statements included elsewhere in this annual report.

Estimated average playing period of paying players

We operate mobile games under both self-operation and joint-operation models. Under the self-operation model, we recognize revenue ratably over the estimated average playing period of paying players.

Nature of Estimates Required. The average playing period of paying player is subjected to period assessment. Considering the events or circumstances may change that indicate the change of the estimate, we assessed the average playing period of paying player on a quarterly basis. We make a qualitative and quantitative assessment to determine the average playing period of paying players for each game. If a qualitative and quantitative assessment identifies the change of the average playing period of paying players based on newly available paying players information, we may prospectively apply the change of estimate.

Assumptions Used. Changes in assumptions or estimates can materially affect average playing period of paying players and, therefore, can affect the test results. The following are key assumptions we use in making the average playing period of paying player for each game:

●	Players’ churn rates. A churn rate is calculated starting from the point-in-time when related in-game virtual items are delivered to the paying players’ accounts and track populations of paying players who made their initial purchases during the interval period (the “Cohort”). Then, we track the number of paying players from each Cohort who left subsequent to their initial purchase. We make assumptions about the future players’ churn rate to the ending point of a paying player’s lifespan beyond the date for which we observed and extrapolate the actual observed churn rate to arrive at an estimated weighted average playing period for paying players of the selected games.

●	Similarities between new games and existing games. We make assumption regarding similarities between new games and existing games with sufficient historical data. These assumptions include, but not limited to types of games and characteristics of targeted players.

In connection with our periodic reviews of the estimate, the assumptions are evaluated accordingly considering historical players’ churn rates, similarities between new games and existing games and management judgment. Updates to these assumptions will impact the estimate of average playing period of paying players and the revenue recognized accordingly. If the estimate of average playing period of paying players is extended, the revenue will be recognized over a longer period and vice versa. See Note 2(n) of the Notes to the Consolidated Financial Statements for more information.

Impairment of long-lived assets

Nature of the estimates required. We evaluate our long-lived assets for impairment when there are events or changes in circumstances which indicate that the carrying amounts of the long-lived assets may not be recoverable. We evaluate the long-lived assets for impairment at the asset group level by comparing the carrying amount of the asset group to the recoverable value determined by forecasted undiscounted cash flows expected to be generated by this asset group. If the carrying amount of the asset group exceeds the forecasted undiscounted cash flows, we would then be required to compare the estimated fair value of the asset group to its carrying amount to determine the amount of impairment, if any, to record against the long-lived assets in the asset group.

Assumptions Used. The application of a long-lived asset impairment assessment involves significant management judgment, particularly in assessing the forecasted undiscounted cash flows of the asset group. Key assumptions utilized in estimating the cash flow include projected revenue, gross margin, and operating expenses as a percentage of revenue. Changes in these assumptions could materially affect the determination of the recoverable value for the asset group.

As of December 31, 2023, our long-lived assets in the asset group, namely all the property and equipment, intangible assets, and right-of-use assets, amounted to US$872,930, representing approximately 45% of our total long-lived assets. As the recoverable value assessed exceeded the carrying amount of the asset group, no impairment had been provided.

Valuation allowance for deferred tax assets

Nature of the estimates required. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. We consider projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

Assumptions Used. Management assumes that the realization of our gross deferred tax assets mainly resulting from its net operating loss carry-forwards for income tax purposes that may be offset against future taxable income was not considered more likely than not and accordingly, the potential tax benefits of the net loss carry-forwards are offset by a full valuation allowance. We made this assumption based on (a) we have incurred recurring losses, and (b) general economic conditions.

As of December 31, 2023, we had total gross deferred tax assets of US$10.2 million, and a valuation allowance of US$10.2 million was provided to reduce the net value of our deferred tax assets to zero.

Allowance for credit losses

Nature of the estimates required. From January 1, 2023, we adopted Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

Assumptions Used. We make periodic collective assessments as well as individual assessment on the recoverability based on historical settlement records and past experiences incorporating forward-looking information. Under ASU 2016-13, we have exposure to credit losses for financial assets, which are accounts and notes receivable, and other receivables and other current assets. We have adopted probability of default and loss given default methods to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Group to make reasonable estimation of the risk rate. The key assumptions used in the process of estimating the provision for credit losses include portfolio composition, probability of default, loss given default rate, and application of macroeconomic forecasts. The key factors considered when determining the above allowances for credit losses include the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends.

For the year ended December 31, 2023, we recognized allowance for credit losses on receivables in the amount of US$1,517 based on the expected collection schedule. For more information regarding expected credit losses, see Note 2(f) of the Notes to the Consolidated Financial Statements for more information.

Going concern

Nature of the estimates required. In connection with preparing financial statements, we need to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the reporting entity’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued. Substantial doubt would exist when relevant conditions and events, considered in the aggregate, indicate that it’s probable that the reporting entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are available to be issued. We make evaluation of the cash flow forecasts within the one-year assessment period to demonstrate we will meet our obligations and the financial statements shall be prepared on a going concern basis.

Assumptions Used. The evaluation of the cash flow forecasts within the one-year assessment period involves significant management judgment. Key assumptions utilized in estimating the cash flow include projected revenue, gross margin, operating expenses as a percentage of revenue, and other cash flows outside operating activities.

As of December 31, 2023, based on our evaluation, the current working capital, together with our mitigation plan, will be sufficient to meet our obligations for the next 12 months from the issuance date of this report. These financial statements are prepared on going concern basis. For more information regarding the evaluation of going concern basis used for the preparation of our financial statements, see Note 2(b) of the Notes to the Consolidated Financial Statements for more information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In this Item, “we”, “us” or “our” refers to MultiMetaVerse Holdings Limited, the Parent.

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Yiran Xu	51	Chairman of the Board of Directors, Chief Executive Officer
Tao Li	45	Director
Xiaodan Qu	42	Director
Peixuan Hu	39	Director
Mo Zhou	36	Independent Director
Xin Li	47	Independent Director
Scott Hartsman	52	Independent Director
Yao Chen	36	Chief Financial Officer

(1)	Mr. Xing Lyu ceased to be our Director since May 2023 and our Chief Business Officer since October 2023.

Yiran Xu has served as our Director since April 2021 and Chief Executive Officer since May 2021. Mr. Xu has more than 29 years of experience in the video gaming and online entertainment industry. Prior to joining us in 2021, Mr. Xu served as the Chairman of the Board of Directors and Chief Executive Offer at Leyou Technologies Holdings Limited (HK.1089), or Leyou, since 2017, where he led the acquisitions of and investment in multiple world renowned game studios, including Canada-based Digital Extremes, UK- based Splash Damage and US-based Certain Affinity, and secured multiple license deals for development of new triple-A game titles such as Transformers. Before that, Mr. Xu served as the President of the Game Business Line at Qihoo 360 Technology Co., Ltd. (NYSE: QIHU) From 2015 to 2017. Prior to joining Qihoo 360 Technology Co., Ltd., Mr. Xu worked as Vice President of Corporate Strategy and then Chief Business Officer at Perfect World Co., Ltd., or Perfect World, from 2010 to 2015. Mr. Xu contributed to the establishment of Perfect World’s mobile game development and publishing team in China, and led a series of acquisitions of high quality independent game studios in overseas market, such as the US-based Cryptic Studio and Runic Studio, Art & Craft, and Unknown Worlds Entertainment, which laid the foundation of Perfect World’s North American business. Mr. Xu also assisted Perfect World in the spinoff of Ledo Interactive and its acquisition of SNK Corporation, which became a public company on KOSDAQ in 2019. From 2008 to 2010, Mr. Xu served as Strategic Investment Director at Giant Interactive Group Inc., where he was in charge of strategic investments and business development for various projects. Mr. Xu currently holds the chairman title at Beijing Animation and Game Industry Association. Mr. Xu received his MBA degree from the Chinese University of Hong Kong in 2007. He received his Master’s degree in Precision Instrument Design from Tsinghua University in 1999 and Bachelor’s degree in Automation from Tsinghua University in 1996.

Tao Li has served as our Director since April 2021. Mr. Li has served as Chief Financial Officer at Beijing Gaea Interactive Entertainment Co., Ltd., or Gaea, since October 2014, where he is responsible for financial and M&A affairs of Gaea. Prior to joining Gaea, Mr. Li served as the Financial Director at Ningbo Smartshirt Garment International Co., Ltd. (a wholly-owned subsidiary of Youngor Group) from March 2012 to May 2014, where he was in charge of the finance related activities of the garment division of the company. Before that, from July 2001 to January 2011, Mr. Li served as Senior Manager at KPMG Huazhen LLP, where he acted as the Global Audit Project Manager for Huawei Group. Mr. Li received his Bachelor’s degree in International Finance from Fudan University in 2001. Mr. Li is a member of the Chinese Institute of Certified Public Accountants.

Xiaodan Qu has served as our Director since April 2021. Mr. Qu has over 16 years of experience in art and animation design. Mr. Qu founded Shanghai Jupiter Creative Design Co., Ltd, or Jupiter, in 2015, and he has served as the General Manager at Jupiter since then. Mr. Qu also led the creation of all of Jupiter’s original animations such as Aotu World the Animation, which has become an iconic Chinese anime franchise. From April 2013 to February 2015, Mr. Qu worked as General Manager at Shanghai Shangdi Culture Communication Co., Ltd. Before that, Mr. Qu served as Deputy General Manager at Shanghai Coastline Animation Co., Ltd. from May 2011 to December 2012. In addition, Mr. Qu has served as Chairman of the Board at Shanghai Hui Zhi Ren Culture Creativity Co., Ltd. since June 2019, and Supervisor at Shanghai Zhixing Network Technology Co., Ltd. since September 2014. Mr. Qu earned his Bachelor’s degree in Computer Science and Technology from Shandong University of Technology in 2004.

Peixuan Hu has served as our Director since May 2023. Mr. Hu has extensive experience in investment and corporate management. Currently, Mr. Hu also serves a director and vice president of Beijing Gaea Interactive Entertainment Co., Ltd. since 2014, as well as directors of Shanghai Jupiter Creative Design Co., Ltd. and Shanghai Mi Ting Culture and Creative Co., Ltd. since July 2016 and April 2021, respectively. Mr. Hu served as an investment manager at Beijing Automobile Investment Co., Ltd. from 2008 to 2011. Mr. Hu received his Bachelor’s degree in computer science from Peking University in 2008.

Mo Zhou has served as our independent director since January 2023. Mr. Mo Zhou has rich experience in capital markets transactions. Mr. Zhou has served as the chief operating officer of Destone Acquisition Corp., and the chief risk officer of Destone Holdings LLC since June 2021. Mr. Zhou has also served as Class II director of Embracer Change Acquisition Corp. since December 2022. He previously worked as an associate at Davis Polk & Wardwell LLP from 2014 to 2021 with a focus on mergers and acquisition transactions. Mr. Zhou obtained a Bachelor’s degree in Commerce from Queen’s University in May 2010 and a Juris Doctor degree from Harvard Law School in May 2014.

Xin Li has served as our independent director since January 2023. Mr. Li has extensive experience as senior management and investment professional. Mr. Li also serves as the Vice President in charge of finance at Atoman Semiconductor Technology Limited since January 2023. Mr. Li served as the Chief Financial Officer at ECMOHO Limited (Nasdaq: MOHO), or MOHO, from May 2021 to January 2022. Prior to joining MOHO, Mr. Li served as the Chief Financial Officer at AirNet Technology Inc. (Nasdaq: ANTE), or AirNet, from March 2019 to March 2021. Before joining AirNet, Mr. Li served as the assistant president and the Chief Financial Officer of Grass Green Group from July 2017 to February 2019, where he oversaw the Grass Green Group’s finance, merger and acquisition, legal affairs, information technology and business operation. Prior to joining Grass Green Group, Mr. Li served as managing director at CICFH Fund Management Co., Ltd., or CICFH, from March 2016 to July 2017 and concurrently served as the Chief Financial Officer of one of CICFH’s portfolio companies. Prior to joining CICFH, Mr. Li held senior professional positions in several large investment institutions. Mr. Li received an MBA degree from Duke University in 2006 and a Bachelor’s Degree in International Finance from Tsinghua University in 1999.

Scott Hartsman has served as our independent director since January 2023. Mr. Hartsman is a video games industry veteran with over 30 years of experience. Mr. Hartsman is an active games angel investor and serves as an advisor to select gaming startups, including Barnyard Games, Brain Jar Games, Elsewhere, Nexus.gg, Playable Worlds and a number of other game studios. Mr. Hartsman previously served Wargaming Group Limited as Advisor to the CEO and headed a new product and publishing team from 2020 to 2022. Prior to his role with Wargaming, Mr. Hartsman was the CEO and COO of Trion Worlds, Inc, an American video game developer and publisher, from August 2013 to October 2018, and from September 2009 to January 2013, respectively. Before joining Trion Worlds, Mr. Hartsman co-founded Ohai, Inc., served as Technical Director/Head of Engineering at Sony Online Entertainment LLC, and held senior design, technical, and management roles in multiple online game companies who pioneered many concepts at the foundation of the games industry of today. He also headed a number of highly successful and award-winning game products such as RIFT and sequel to EverQuest.

Yao Chen has served as our Chief Financial Officer since May 2021. Prior to joining MMV, Ms. Chen served as Manager, and then Assistant Vice President of Merger & Acquisition at Leyou since October 2015, where she was responsible for the coordinating and spearheading deal execution from all perspectives, including the acquisition of Digital Extremes and Splash Damage; she also led project management from financial, tax and legal perspectives, as well as assisted group-level financial planning and management. Before that, from January 2014 to October 2015, Ms. Chen served as Manager of Transaction Support at Ernst & Young (China) Advisory Limited, where she provided transaction related services from financial perspective, such as buy-side and sell-side financial due diligence. From October 2010 to January 2014, Ms. Chen served as Audit Assistant Manager at KPMG Advisory (China) Limited. Ms. Chen earned her Bachelor’s degree in Accounting from Zhongnan University of Economics and Law in 2010. Ms. Chen is a member of the Chinese Institute of Certified Public Accountants.

B. Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of US$1.2 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

We have adopted a Share Incentive Award, under which the management will be entitled to receive 10% of the then outstanding ordinary shares of MMV (on fully diluted basis) if the average market cap of MMV exceeds $1 billion for any consecutive 20 trading days on or before the second anniversary of the closing of the Business Combination. Currently, 3,279,888 Class A ordinary shares are reserved under the Share Incentive Award Scheme.

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

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his or her interest at a meeting of our directors. A notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm or has a fiduciary relationship with respect to the company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our Board of Directors may by resolution of directors exercise all of the powers to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of MMV or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of Our Board of Directors

Our Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee Each committee’s members and functions are described below.

Audit Committee. Our Audit Committee consists of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman, chaired by Mr. Xin Li. We have determined that each of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Xin Li qualifies as an “Audit Committee financial expert”. The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is responsible for, among other things: establishing clear hiring policies for employees or former employees of the independent auditors;

●	reviewing and recommending to our Board of Directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, in addition to issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our Board of Directors for inclusion in our annual reports;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing;

●	meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

●	reporting periodically to our Board of Directors; and

●	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

Compensation Committee. Our Compensation Committee consists of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman, chaired by Mr. Mo Zhou. MMV has determined that each of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules. The Compensation Committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee consists of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman, chaired by Mr. Mo Zhou. We have determined that each of Mr. Mo Zhou, Mr. Xin Li and Mr. Scott Hartsman satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules. The Nominating and Corporate Governance Committee assists the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the Board of Directors and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

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

Code of Business Conduct and Ethics

We will adopt a code of business conduct (the “code of business conduct”) that applies to all directors, executive officers and employees which is available on our website. Copies of the code of business conduct and charters for each of our Board committees will be provided without charge upon request from us and will be posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Duties and Functions of Directors

Under the laws of the British Virgin Islands, our directors owe fiduciary duties to MMV, including the duty to act honestly and in good faith in what the directors believe to be in the best interests of the company, the duty to exercise powers for a proper purpose and directors shall not act, or agree to act, in a matter that contravenes the BVI Business Companies Act or the Memorandum and Articles of Association, duty to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances, and duty to avoid conflicts of interest. In fulfilling their duty of care, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholder meetings at such times and in such manner and places as the director considers necessary or desirable, (ii) declaring dividends, (iii) appointing directors or officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of our shares, including the registering of such shares in our share register.

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

D. Employees

As of December 31, 2023, MMV has 81 full-time employees, all of whom are based in China, primarily at our headquarters in Shanghai, China.

The following table sets forth the number of our employees by function as of December 31, 2023.

Function:
Creative content and animation production	36
Game development and operation	13
Merchandise	17
Marketing & Community	1
Management and administration	14
Total	81

As required under PRC regulations, we participate in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury, and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We enter into standard confidentiality and employment agreements with our key employees.

In 2023, in order to reduce the operating loss, we downsized certain creative content and animation production team and game development team, leading to the decrease of our development and research expenses. We continue to hold maintain good working relationships with our employees as the foundation of our long term success and our current team is sufficient to support our short-term business operation. Further more, we do not foresee any difficulty in recruiting additional staff to support any potential business expansion.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our current executive officers and directors.

The beneficial ownership of ordinary shares of the Company is based on 33,048,914 Class A ordinary shares issued and outstanding as of March 31, 2024.

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

Name and Address of Beneficial Owner	Number of Shares		% of Class
Five Percent or Greater Holders
First Euro Investments Limited	1,905,500	(1)	5.7%
Avatar Group Holdings Limited	15,632,831	(2)	47.3%
Lucky Cookie	21,932,831	(3)	66.4%
F.L.M Holdings Limited	2,016,000	(4)	6.1%

Directors and Executive Officers
Yiran Xu	21,932,831	(3)	66.4%
Tao Li	312,657	(5)	*
Xiaodan Qu	2,016,000	(4)	6.1%
Xing Lyu	—		—
Mo Zhou	—		—
Xin Li	—		—
Scott Hartsman	—		—
Nicole Chen	—		—
All Directors and Executive Officers as a group (8 individuals)	23,948,831		72.5%

*	Less than 1%.

(1)	Represents (i) 1,759,250 Class A ordinary shares directly held by First Euro Investment Limited and (ii) 146,250 Class A ordinary shares issuable upon the exercise of 146,250 MMV Private Placement Warrants held by First Euro Investment Limited. First Euro Investments is controlled by its sole director, Ms. Yuet Bun Wu. The business address of First Euro Investments Limited is The Suns Group Center, 200 Gloucester Road, 29th Floor, Wan Chai, Hong Kong. In accordance with Rule 13d-3(d)(1)(i) under the Exchange Act, Class A ordinary shares not outstanding which are subject to MMV Private Placement Warrants owned by First Euro Investment Limited shall be deemed to be outstanding for the purpose of computing its percentage ownership of outstanding Class A ordinary shares but shall not be deemed to be outstanding for the purpose of computing the percentage ownership of Class A ordinary shares by any other person.

(2)	Represents 15,632,831 Class A ordinary shares directly owned by Avatar. Yanzhi Wang, through Yann HighTech Holdings Limited, a British Virgin Islands company wholly owned by him, owns 76.12% of the equity interests, and serves as the sole director, of Avatar, and therefore may be deemed to be beneficial owner of the Class A Ordinary Shares held by Avatar. The address of Avatar is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents (i) 6,300,000 Class A ordinary shares held directly by Lucky Cookie, and (ii) 15,632,831 Class A ordinary shares held directly by Avatar, which may be deemed to be beneficially owned by Lucky Cookie and Yiran Xu pursuant to certain acting-in-concert agreement dated March 22, 2021 among Yiran Xu, Lucky Cookie, Yanzhi Wang and Avatar, pursuant to which Yanzhi Wang and Avatar undertake that following the completion of the Business Combination, Yanzhi Wang and Avatar shall take actions in accordance with the instructions of Yiran Xu and Lucky Cookie with regard to any matter submitted to vote by the shareholders of the Issuer. Yiran Xu wholly owns and serves as the sole director of Lucky Cookie and therefore may be deemed to beneficially own the Class A ordinary shares directly held by Lucky Cookie. The address of Lucky Cookie is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	Represents 2,016,000 Class A ordinary shares directly held by F.L.M Holdings Limited or F.L.M. Xiaodan Qu serves as the sole director of F.L.M and therefore may be deemed to beneficially owned the Class A ordinary shares held by F.L.M. The address of F.L.M is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 2.0% of the 15,632,831 Class A ordinary shares held by Avatar. Tao Li owns 2.0% of the equity interest of Avatar and therefore may be deemed to beneficially own his pro rata portion of the 15,632,831 Class A ordinary shares held by Avatar. Tao Li does not have voting or dipositive power over the Class A ordinary shares held by Avatar.

To our knowledge, as of March 31, 2024, 7,690,833 of Class A ordinary shares were held by one holder of record in the United States, representing approximately 23% of our total outstanding shares on an as converted basis.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

None

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

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation— Share Incentive Plan.”

Other Transactions with Related Parties

No.	Name of Related Parties	Relationship
1	Yiran Xu	Chairman, Chief Executive Officer and a significant shareholder of the Company
2	Xiaoting Wang	An employee of Beijing Gaea (as defined below)
3	Yanzhi Wang	Beneficial owner of Avatar (as defined below)
4	Linglu Wang	A relative of Mr. Yanzhi Wang
5	Xiaodan Qu	A director of the Company
6	Yang Gao	A director and General Manager of Shanghai Hui Zhi Ren Culture and Creativity Co., Ltd., a subsidiary of VIE
7	Horgos Gaea Network Co., Ltd. (“Horgos Gaea”)	An entity controlled by Mr. Yanzhi Wang
8	Beijing Gaea Interactive Entertainment Co., Ltd. (“Beijing Gaea”)	An entity controlled by Mr. Yanzhi Wang
9	Shenzhen Gaea Technology Corporation (“Shenzhen Gaea”)	An entity controlled by Mr. Yanzhi Wang
10	Shanghai Youmier Network Technology Co., Ltd (“Shanghai Youmier”)	An entity controlled by Mr. Yanzhi Wang
11	Gaea Mobile Limited	An entity controlled by Mr. Yanzhi Wang
12	Gaea Hong Kong Limited (“Gaea HK”)	An entity controlled by Mr. Yanzhi Wang
13	Avatar Group Holdings Limited (“Avatar”)	Major Shareholder of the Company and an entity controlled by Mr. Yanzhi Wang
14	Gaea Holdings Limited (“Gaea Holdings”)	100% shareholder of Avatar and an entity controlled by Mr. Yanzhi Wang
15	Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (“Ke Xing”)	An entity controlled by Mr. Yanzhi Wang
16	Shanghai Huijie Culture Communication Co., Ltd (“Shanghai Huijie”)	The non-controlling shareholder (40%) of Shanghai Huizhiren Cultural Creative Co., Ltd
17	Shanghai Mobi Information Technology Co., Ltd (“Shanghai Mobi”)	An associate that Shanghai Jupiter owns 20% equity interest

Transaction with Mr. Yiran Xu

In March 2021, Legacy MMV and Avatar entered into a share transfer agreement to transfer 31,461,568 ordinary shares, accounting for 22.50% of Legacy MMV’s total outstanding shares, to Lucky Cookie Holdings Limited, or Lucky Cookie for a consideration of US$5.4 million, which was lower than the fair value. Lucky Cookie is controlled by Mr. Yiran Xu. According to US GAAP, share based compensation expenses arise from share-based awards, which include share-based payments awarded to employees by a related party or other holder of an economic interest in a particular entity, are treated as compensation for services provided to such entity. This transaction denotes the accounting treatment of a related party transaction; Legacy MMV did not, and has not, granted any share-based compensation to Mr. Yiran Xu. The share-based compensation expenses that were deemed to be granted to Mr. Yiran Xu during the years ended December 31, 2021, 2022 and 2023 were US$25.7 million, US$4.5 million and US$15.1 million, respectively.

In addition, Mr. Yiran Xu provided a loan, denominated in RMB, to us in the amount of US$775,098 for the development of a new game in 2021, and loans, denominated in USD, to us in an aggregate amount of US$550,000 for working capital purpose in 2023. The annualized interest rate for this loan is 6.7%, with term to maturity of one year. The loan was extended for another two years with an interest rate of 7.5% per annum. Interest expenses accrued for the years ended December 31, 2021, 2022 and 2023 amounted to US$6,158, US$66,773 and US$73,080, respectively. As of December 31, 2023, total payables due to Mr. Yiran Xu were US$1.4 million. These loans are due until August and December 2025.

Transaction with Ms. Xiaoting Wang

Ms. Xiaoting Wang provided multiple loans, denominated in RMB, to us in the aggregate amount of US$2.1 million prior to 2022. These loans were repayable in 2024 and born an interest rate of 4.5% per annum. After our repayment of principals of US$445,831 and US$20,738 in 2022 and earlier 2023, respectively, Ms. Xiaoting Wang transferred all the outstanding amounts to Ms. Linglu Wang in April 2023, resulting in our balance due to Ms. Xiaoting Wang reduced to zero as of December 31, 2023. Total interest expenses accrued for the years ended December 31, 2021, 2022 and 2023 amounted to US$49,891, US$84,479 and nil, respectively.

Transaction with Mr. Yanzhi Wang

Mr. Yanzhi Wang provided multiple loans, denominated in RMB, to us in the aggregate amount of US$2.0 million prior to 2022. These loans were repayable in two years and born interest rates ranging from 4.5% to 4.75% per annum. Mr. Yanzhi Wang transferred all the outstanding amounts to Ms. Linglu Wang in April 2023, resulting in our balance due to Mr. Yanzhi Wang reduced to zero as of December 31, 2023. Total interest expenses accrued for the years ended December 31, 2021, 2022 and 2023 amounted to US$11,788, US$89,472 and nil, respectively.

Transaction with Ms. Linglu Wang

In April 2023, Ms. Linglu Wang provided a loan of RMB20.0 million, or US$2.8 million, to us, which is repayable in one year and bears an annual interest rate of 12%. The loan was extended for one year to April 2025. In addition, Ms. Linglu Wang entered into debt assignment agreements with Ms. Xiaoting Wang, Mr. Yanzhi Wang and us in April 2023. Pursuant to the debt assignment agreements, Ms. Xiaoting Wang and Mr. Yanzhi Wang transferred all the outstanding balance owed by us, with amount of US$1.7 million and US$2.0 million, respectively, to Ms. Linglu Wang. Upon the debt assignment, the loans due to Ms. Linglu Wang started a new term of two years, with a revised interest rate of 5.5% per annum. Total interest expenses accrued for the years ended December 31, 2023 amounted to US$412,175. As of December 31, 2023, total payables due to Ms. Linglu Wang were US$6.8 million.

Transaction with Mr. Xiaodan Qu

In 2021, Mr. Xiaodan Qu waived the balance of US$15,089 that he paid on behalf of us prior to 2021, and we recognized it as a gain

Transaction with Mr. Yang Gao

Mr. Yang Gao provided interest-free loans of US$77,510 and US$68,361 in 2021 and 2022, respectively, to support the operation of Shanghai Hui Zhi Ren Cultural Creative Co., Ltd. US$104,027 of the loan was repaid in 2022. The remaining balance was repaid in full in May 2023.

Transactions with Horgos Gaea Network Co., Ltd.

Since our establishment, Horgos Gaea had provided us a series of related party loans at 4.35% interest rate. In May 2021, Horgos Gaea transferred its loans, with an aggregate principal and accrued interest amount of US$11.9 million, to Ke Xing through a debt transfer agreement between Horgos Gaea and Ke Xing.

In addition, we acquired 51% of equity interest in Shanghai Mobius Information Technology Co., Ltd (formerly known as Shanghai Gaea Midi Information Technology Co., Ltd.) from Horgos Gaea for RMB100 million in December 2018. The unpaid consideration for the transaction, totaling US$15.5 million, was transferred to Ke Xing through a debt transfer agreement between Horgos Gaea and Ke Xing in May 2021.

Horgos Gaea provided a loan, denominated in RMB, to us prior to 2022 in the amount of RMB1.7 million, or US$257,332, at 4.5% interest rate per annum with a one-year maturity date, and subsequently extended to April 2025. Total interest expenses accrued for the years ended December 31, 2022 and 2023 amounted to US$11,100 and US$10,550, respectively. As of December 31, 2023, total payables due to Horgos Gaea were US$262,545.

Transactions with Beijing Gaea Interactive Entertainment Co., Ltd.

Beijing Gaea provided us certain administrative services from 2017 to 2019. The amount of the unpaid service fees owed by us was US$56,610 as of December 31, 2023.

In addition, Beijing Gaea provided software development services to us for a total development fee of RMB30 million prior to 2020. Beijing Gaea’s right to collect the outstanding development fee of US$4.7 million was transferred to Horgos Gaea in 2020, and further transferred to Ke Xing in May 2021 through a series of debt transfer agreement.

Beijing Gaea provided a series of loans to us with an aggregate amount of RMB23.5 million, or US$3.5 million, in 2022. The maturity dates of these loans ranged from January 2024 to December 2024, and were extended to 2025. These loans bear an interest rate of 7.46% per annum. Total interest expenses accrued for the years ended December 31, 2022 and 2023 amounted to US$163,972 and US$215,729. In 2023, we voluntarily repaid principal of US$1.0 million; the total outstanding balances owed by us to Beijing Gaea under these loans were US$3.9 million and US$2.7 million as of December 31, 2022 and 2023, respectively.

Transactions with Shenzhen Gaea Technology Corporation

We engaged Shenzhen Gaea to support the operation and marketing for one of our mobile games from June 2020 to the end of 2021, and such services were provided by Shanghai Youmier Network Technology Co., Ltd. starting from January 2022. Our payables to Shenzhen Gaea represented the accumulated unpaid service fees. As of December 31, 2023, the total outstanding balances owed by us to Shenzhen Gaea were US$4.9 million. In April 2024, Shenzhen Gaea signed a Letter of Not Demand Repayment, pursuant to which Shenzhen Gaea agreed not to demand from us any repayment of current existing liabilities owed by us as well as any incremental portion until April 2026.

Transaction with Shanghai Youmier Network Technology Co., Ltd.

Starting from January 1, 2022, Shanghai Youmier replaced Shenzhen Gaea to serve as our operating service provider for fixed monthly service fees. For the year ended December 31, 2022 and 2023, total service fees accrued with regard to the services provided by Shanghai Youmier were US$370,124 and US$254,205, respectively. As of December 31, 2023, the amount due from us to Shanghai Youmier was US$625,361. In April 2023, Shanghai Youmier signed a Letter of Not Demand Repayment, according to which Shanghai Youmier agreed not to demand from us any repayment of current existing liabilities owed by us as well as any incremental portion until April 2025.

In January 2023, we entered into a license agreement with Shanghai Youmier with regard to Project A, one of our mobile games. Under the license agreement, Shanghai Youmier has the exclusive right to operate Project A in Mainland, China, and will pay royalties to us based on a formula set forth in the license agreement. For the year ended December 31, 2023, total royalties generated were US$1.1 million, and the uncollected receivables as of December 31, 2023 were US$232,589. In February 2024, we entered into an amendment to the original license agreement, pursuant to which we terminated the license to Shanghai Youmier for most distribution channels and platforms and we took over the operation of the game afterwards.

Transaction with Gaea Mobile Limited

Gaea Mobile acted as the exclusive publisher to distribute and operate one of our mobile games in the global market excluding mainland China. Under the agreement, we were entitled to receive a revenue share for the gross revenue generated from the mobile game under Gaea Mobile’s operation as royalties. Gaea Mobile commercially launched the traditional Chinese version of game in October 2020 in Hong Kong, Taiwan and Macau, and the English version globally in July 2021. For the years ended December 31, 2021 and 2022, we recognized royalty income in the amount of US$126,852 and US$5,168, respectively. Gaea Mobile ceased the operation of the subject mobile game in April 2022 and no additional revenue share had been accrued since then.

Gaea Mobile provided loans to us in the amount of US$660,000, which were repayable in one year and bore an interest rate of 4.5% per annum. The loans were extended to be matured in 2024 pursuant to supplemental agreements entered in 2022. Gaea Mobile provided additional loans to us in the amount of US$855,000 in 2022, which were repayable in two years and bore an interest rate of 4.75% per annum. Total interest expenses accrued for the years ended December 31, 2021, 2022 and 2023 amounted to US$14,550, US$54,192 and US$220, respectively. In September 2023, Gaea Mobile transferred all the balances then outstanding, a total amount of US$1.6 million (including principal of US$1.5 million and interest payable of US$103,226), to another related party, Gaea Holdings Limited. After the loan transfer, Gaea Mobile provided additional loans to us in an amount of US$48,000, repayable in two years and bearing an interest rate of 7.46% per annum. The total outstanding balances owed by us to Gaea Mobile as of December 31, 2023 were US$48,220.

Transaction with Gaea Hong Kong Limited

In 2022, Gaea HK provided loans to us in the amount of US$545,000, which were repayable in two year and born an interest rate of 4.75% per annum. Total interest expenses accrued for the years ended December 31, 2022 and 2023 amounted to US$1,277 and nil, respectively. In September 2023, Gaea HK transferred all the balances then outstanding, a total amount of US$557,838, to another related party, Gaea Holdings Limited. As of December 31, 2023, total payable due to Gaea HK was nil.

Transaction with Gaea Holdings Limited

In September 2023, Gaea Holdings entered into debt assignments with Gaea Mobile and Gaea HK, and obtained the rights to the loans due from us with an aggregate amount of US$2.2 million. At the same time, we and Gaea Holdings entered into a debt conversion agreement, pursuant to which Gaea Holdings has the right to convert all the outstanding amount to our Class A ordinary shares at a price of US$1.11 per share. Gaea Holdings agreed to waive any additional interest beyond July 1, 2023. As of December 31, 2023, the total outstanding balances owed by us to Gaea Holdings were US$2.2 million and the loan conversion wasn’t closed due to Gaea Holdings’ restructuring not having completed.

Transactions with Avatar Group Holdings Limited

Avatar provided certain loans to us in the aggregate amount of US$420,000 in 2021 at an interest rate of 4.5% per annum with a one-year term, which was extended to 2024. In 2022 and 2023, Avatar provided additional loans in an aggregate amount of US$2.7 million and US$1.5 million, respectively, primarily to fund expenditures related to the Business Combination and our listing on Nasdaq. These loans had a term to maturity of two years and bore an interest rate ranging from 4.75% to 12.0% per annum. Total interest expenses accrued for each of the three years in the period ended December 31, 2023 amounted to US$4,098, US$112,340 and US$104,671, respectively.

We and Avatar entered into a debt conversion agreement, pursuant to which Avatar has the right to convert all the outstanding amount to our Class A ordinary shares at a price of US$1.11 per share. Avatar agreed to waive any additional interest beyond July 1, 2023. As of December 31, 2023, the total outstanding balances owed by us to Avatar were US$4.8 million and the loan conversion wasn’t closed yet.

Transactions with Ke Xing Shi Dai (Beijing) Technology Co., Ltd.

In May 2021, through a debt transfer agreement with Horgos Gaea, Ke Xing received the right to collect the series of debts totaling RMB206 million (US$32.1 million) due from us. This outstanding balance was converted into equity interest in us in May 2021.

Transaction with Shanghai Huijie Culture Communication Co., Ltd.

We have entered into a framework service agreement with Shanghai Huijie in which we provide animation production services to Shanghai Huijie for multiple animation projects. For the years ended December 31, 2021, 2022 and 2023, revenue generated from the animation production services provided to Shanghai Huijie amounted to US$1.7 million, US$2.9 million and US$1.9 million, respectively. For the year ended December 31, 2023, we collected US$98,591 in advance payment from Shanghai Huijie for animation production services to be provided. As of December 31, 2023, we had advance payment of US$334,844, as well as account receivable of US$133,667 from Shanghai Huijie.

Transactions with Shanghai Mobi Information Technology Co., Ltd.

During the year ended December 31, 2021, 2022 and 2023, we provided animation production and other services to Shanghai Mobi for its game products, and generated revenue of nil, US$177,274 and US$93,884, respectively, from the provision of such services. All the revenue had been collected as of December 31, 2023.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

On February 21, 2024, Oriental Pearl Group Co., Ltd. (“Oriental Pearl”) filed an action in the First Intermediate People’s Court of Shanghai against Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (“Ke Xing Shi Dai”), Horgos Gaea Network Technology Co., Ltd. (“Horgos Gaea”), Shanghai Jupiter and Shanghai Miting, in connection with certain obligations owed by Horgos Gaea and its controlling person, Mr. Yanzhi Wang. Oriental Pearl is seeking, among other things, to void the (i) Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shanghai Jupiter and Horgos Gaea; (ii) Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shanghai Jupiter and Horgos Gaea; (iii) Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shanghai Jupiter and Horgos Gaea; and (iv) transfer of 56.96% of Beijing Jupiter’s equity interest by Horgos Gaea to Ke Xing Shi Dai. The defendants have raised objection to the jurisdiction of the First Intermediate People’s Court of Shanghai, which is currently pending in the court. As of the date of this annual report, no trial date has been scheduled. The Company intends to defend itself in such matter; however, we cannot predict the outcome or impact. We are unable to reasonably estimate the possible loss or range of loss, if any, associated with these claims, unless noted. As advised by Global Law Offices, our PRC legal counsel, the action does not affect the effectiveness of our VlE arrangement at this stage.

Except for above legal proceeding, MMV is currently not a party to any material legal or administrative proceedings. It may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of MMV’s resources, including its management’s time and attention.

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

In order for us to distribute any dividends to our shareholders, we currently would have to rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, MMV’s PRC subsidiaries and MMV’s VIEs are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Such statutory reserves are not distributable as loans, advances or cash dividends.

B. Significant Changes

In April 2024, we entered into a five-year license agreement with Shanghai Sheng Kong Xing Cultural and Creative Co., Ltd., or the Licensee. Pursuant to the license agreement, we granted the following rights, among others, to the Licensee: (1) the exclusive license to produce, publish and market sequels to Aotu World the Animation, (2) the license to produce, sell and market Aotu World branded merchandise, and (3) the license to provide various online and offline services based on Aotu World related contents. Our currently existing licenses to third parties and our mobile game business remain unaffected. We also share a portion of our merchandise revenue to the Licensee upon accomplishing certain numerical threshold, and we are entitled to receive portion of revenue share from the Licensee from all of its non-broadcasting-related revenue. Our production cost for Aotu World the Animation remained relatively high in the last few years, and the Licensee has better cost control to produce comparable quality contents. Therefore, we believe that our cooperation with the Licensee is a viable solution for both parties, and that we will benefit from this cooperation in short term to lower our operating expenses and operating loss.

In September 2023, we entered into a purchase agreement with Dongzheng Ruibo (Shanghai) Investment Center (Limited Partnership), or Dongzheng, and other related parties to acquire 100% of interest in Shanghai Shengran Information Technology Co., Ltd. and associated interests pertaining to all of its consolidated variable interest entities. The Group paid an acquisition deposit of RMB20 million, or approximately US$2.8 million for the acquisition pursuant to the agreement. We were not able to pay the full transaction amount in accordance with the terms of the agreement, and the agreement was terminated in November 2023. In April 2024, we settled the breach of the agreement with Dongzheng and the acquisition deposit was granted to Dongzheng as compensation.

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “C. Markets” for our host market and trading symbol.

B. Plan of Distribution

Not applicable.

C. Markets

On January 5, 2023, our ordinary shares commenced trading on the Nasdaq Global Market under the ticker symbol “MMV”, and our warrants commenced trading on the Nasdaq Capital Market under the ticker symbol “MMVWW”. On October 17, 2023, our ordinary shares were transferred to the Nasdaq Capital Market.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. We are authorized to issue a maximum of 111,000,000 shares with no par value, divided into three classes of shares, namely: (i) 100,000,000 Class A ordinary shares with no par value, (ii) 10,000,000 Class B ordinary Shares with no par value, and (iii) 1,000,000 preferred shares with no par value. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have identical rights in all respects. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents of the BVI may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors subject to our Memorandum and Articles of Association and the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as and when they fall due. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote, and all ordinary shares vote together as one class. Voting at any shareholder meeting is by show of hands unless a poll is demanded by the chairman.

Transfer of Ordinary Shares. Subject to the restrictions in our Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the number of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the number of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of an Class A ordinary share and a holder of an Class B ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at MMV’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by the Board of Directors. We may also repurchase any of our shares provided that we may not purchase, redeem or otherwise acquire our own shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless we are permitted or required by the Companies Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not we are being wound-up, may be varied by a resolution passed at a meeting by the holders of more than fifty percent of the issued shares of that class that have voted (and are entitled to vote thereon) in relation to any such resolution, unless otherwise provided by the terms of issue of such class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Meetings. A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote on resolutions of shareholders to be considered at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a BVI business company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Our annual general meetings and any other general meetings of our shareholders may be convened by any director or, upon a requisition of shareholders holding at the date of deposit of the requisition not less than 30 percent of the votes attaching to the issued and outstanding shares entitled to vote at general meetings in respect of the matter for which the meeting is requested, in which case the directors are obliged to convene such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, the Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

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

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of us or management that shareholders may consider favorable, including (i) provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and (ii) provisions providing that directors may not be removed by the shareholders except for cause.

Ownership Threshold. There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed publicly under the laws of the BVI or our Memorandum or Articles.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under BVI law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

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

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder or where the proposed action is authorized by written consent of shareholders without meeting. If the merger or consolidation is approved by the shareholders, the company must within 20 days give notice of this fact to each shareholder who gave written objection, or from whom written objection was not required, except those shareholders who voted for, or consented in writing to, the proposed action. Such shareholders then have 20 days to give their written election in the form specified by the Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

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

Issuance of Additional Shares. Our Memorandum and Articles of Association authorize our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles of Association also authorize our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

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

E. Taxation

United States Federal Income Tax Considerations

General

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants (the “Securities”). No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Securities; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

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

U.S. Holders

Taxation of Distributions

Subject to the possible applicability of the PFIC rules discussed below, the gross amount of any distribution on Ordinary Shares that is made out of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.

To the extent that the amount of any distribution made by us on the Ordinary Shares exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s Ordinary Shares (but not below zero), and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of Our Securities.” However, we currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if Ordinary Shares are listed on NASDAQ, there can be no assurance that Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, we will not constitute a qualified foreign corporation for purposes of these rules if we are treated as a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See the discussion below under “—Passive Foreign Investment Company Status.”

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

Sale, Exchange, Redemption or Other Taxable Disposition of Our Securities

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Ordinary Shares and Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Ordinary Shares or Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares or Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the Ordinary Shares or Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Ordinary Shares or Warrants will generally be treated as U.S. source gain or loss.

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

Exercise, Lapse or Redemption of a Warrant

Except as discussed below with respect to the cashless exercise of an Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of an Warrant for cash. A U.S. Holder’s tax basis in an Ordinary Share received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for an Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants. If an Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the Ordinary Shares received would equal the holder’s basis in the Warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Share would include the holding period of the Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised Warrants treated as surrendered to pay the exercise price of the Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal the U.S. Holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrant.

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

We do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for Ordinary Shares. The market price of Ordinary Shares may fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of Ordinary Shares. With certain exceptions, Ordinary Shares would be treated as stock in a PFIC with respect to a U.S. Holder if we were a PFIC at any time during a U.S. Holder’s holding period in such U.S. Holder’s Ordinary Shares. There can be no assurance, however, that we will not be treated as a PFIC for any taxable year or at any time during a U.S. Holder’s holding period.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares and the U.S. Holder did not make a “qualified electing fund” election or a mark-to-market election discussed below, such U.S. Holder generally would be subject to special and adverse rules, regardless of whether we remain a PFIC, with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder, other than the taxable year in which the U.S. Holder’s holding period in the Ordinary Shares begins, that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter the portion of, such U.S. Holder’s holding period for the Ordinary Shares that preceded the current taxable year).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

Because we do not intend to provide the information necessary for a U.S. holder to comply with the requirements of a “qualified electing fund” election, such election will not be available to a U.S. Holder with respect to the U.S. Holder’s Ordinary Shares.

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

Alternatively, if we are a PFIC and the Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market election made with respect to MMV Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Ordinary Shares under their particular circumstances.

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

U.S. Holders of Warrants should be subject to the PFIC rules described above.. U.S. Holders of Warrants should consult their tax advisors regarding the application of the PFIC rules to Warrants if, contrary to current expectations, we are classified as a PFIC.

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

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of Ordinary Shares, as the case may be, nor will gains derived from the disposal of Ordinary Shares be subject to British Virgin Islands income or corporation tax.

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

We believe we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

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

J. Annual Report to Security Holders

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses under its loan agreements, which may bear a floating interest rate, as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest expenses and interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage its interest risk exposure. However, our future interest expenses may increase, or interest income may fall short of expectations, due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Warrants

Set forth below is a description of Warrants.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Amended and Restated Memorandum and Articles of Association attached as Exhibit 1.1 to this annual report on Form 20-F.

The Warrants have the same terms as the MPAC Warrants. Each Warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per full share. We will not issue fractional shares. The Warrants shall become exercisable on the later of 30 days after the competition of the Business Combination, and 12 months from the date of the IPO, and will expire five years after the consummation of the Business Combination.

We may redeem the outstanding Warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Warrants are exercisable,

●	upon a minimum of 30 days’ prior written notice of redemption,

●	if, and only if, the last sales price of Class A Ordinary Shares equals or exceeds $18 per share for any 20 trading days within a 30 trading day period ending three trading days before MMV sends the notice of redemption, and

●	if, and only if, a registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder can exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $18 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

If we call the Warrants for redemption as described above, our management will have the option to require all warrant holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each warrant holder would pay the exercise price by surrendering the whole Warrant for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders. Whether we will exercise its option to require all warrant holders to exercise their Warrants on a “cashless basis” will depend on a variety of factors including the price of the Class A Ordinary Shares at the time the Warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective because we identified a material weakness in our internal control over financial reporting. The material weakness identified relate to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP to handle complex accounting issues and to establish and implement key controls over period end closing and financial reporting to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

To remedy the identified material weakness, we have adopted and will adopt further measures to improve our internal control over financial reporting, including: (1) continuously developing a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work; (2) hiring additional accounting and financial reporting personnel with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department; (3) supplementing and enhancing internal training and development programs for financial reporting personnel; and (4) engaging third party consultants for accounting services as additional resources when entering into complex transactions. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. We cannot assure you that we will be able to continue implementing these measures in the future. See “Item 3. Key Information — Risk Factors — Risk Factors Relating to our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ordinary shares may be materially adversely affected. ”

Management’s Report on Internal Controls Over Financial Reporting

Because we qualify as an emerging growth company under the JOBS Act, this annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm.

Changes in Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting based on the COSO Criteria. Due to the absence of controls and documentations required by COSO Criteria, resulting in a material weakness as described above under “— Evaluation of Disclosure Controls and Procedures,” our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023. Nevertheless, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
Services	2022	2023
	USD	USD
Audit Fees(1)	452,142	248,454

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the independent registered public accounting firms for the audit of the annual financial statements and the review of the interim financial information, included in our Form 20-F, registration statements and other required filings with the SEC. We did not pay Marcum Asia CPAs LLP nor Marcum LLP for any other audit-related and tax fees in each of the fiscal years listed.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in British Virgin Island, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying, and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incident. We also have integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our IT department is actively engaged in continuous monitoring of our application, platforms, and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

We do not engage any assessors, consultants, or other third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, financial condition, or results of operations.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors will (i) maintain oversight of the disclosure relating to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our chief executive officer, chief financial officer, and other personnel in charge of cybersecurity matters on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer, and other personnel in charge of cybersecurity matters.

At management level, our chief executive officer, chief financial officer, and an employee in charge of cybersecurity matters who has over eight years of experience in leading the security engineering team in large technology companies and extensive knowledge and skills in security risk management, are responsible for assessing, identifying, and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incident. They report to our board of directors on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of MultiMetaVerse Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of MMV (incorporated by reference to Annex B of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
2.1	Specimen of ordinary share of MMV (incorporated by reference to Exhibit 4.2 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
2.2	Specimen of warrant of MMV (incorporated by reference to Exhibit 2.2 of MMV’s report on Form 20-F (File No. 001-41587), filed with the SEC on January 10, 2023)
2.3*	Description of Securities Registered Under Section 12 of the Exchange Act
4.1	Warrant Agreement (incorporated by reference to Exhibit 4.1 of MPAC’s current report on Form 8-K filed with the SEC on April 13, 2021)
4.2	Merger Agreement dated August 6, 2021 (incorporated by reference to Exhibit 2.1 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)
4.3	First Amendment to Merger Agreement, dated January 6, 2022 (incorporated by reference to Exhibit 2.1 to MPAC’s current report on Form 8-K filed with the SEC on January 6, 2022)
4.4	Second Amendment to Merger Agreement, dated September 29, 2022 (incorporated by reference to Exhibit 2.3 to MPAC’s current report on Form 8-K filed with the SEC on September 30, 2022)
4.5	MultiMetaVerse Holdings Limited 2023 Share Incentive Plan (incorporated by reference to Exhibit 4.4 of MMV’s report on Form 20-F (File No. 001-41587), filed with the SEC on January 10, 2023)
4.6	Technical Consultation and Service Agreement dated May 8, 2021 by and between Shanghai Mi Ting Culture and Creativity Co., Ltd. and Shanghai Jupiter Creative Design Co., Ltd. (incorporated by reference to Exhibit 10.16 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.7	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.8	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Horgos Gaea Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.9	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Shanghai Zi Tang Culture Communication Limited Partnership (incorporated by reference to Exhibit 10.19 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.10	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Xiaodan Qu (incorporated by reference to Exhibit 10.20 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.11	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.21 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.12	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Horgos Gaea Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.22 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.13	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Shanghai Zi Tang Culture Communication Limited Partnership (incorporated by reference to Exhibit 10.23 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.14	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Xiaodan Qu (incorporated by reference to Exhibit 10.24 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.15	Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.16	Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Horgos Gaea Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.17	Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Shanghai Zi Tang Culture Communication Limited Partnership (incorporated by reference to Exhibit 10.27 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
4.18	Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture and Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Xiaodan Qu (incorporated by reference to Exhibit 10.28 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
8.1*	List of Principal Subsidiaries and VIEs
10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
10.2	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)
10.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)
10.4	Form of Share Restriction Agreement (incorporated by reference to Exhibit 4.19 to the Report on Form 20-F, filed by the Issuer on January 10, 2023)
10.5	Acting-in-Concert Agreement dated March 22, 2021 by and among Yiran Xu, Lucky Cookie, Yanzhi Wang and Avatar (incorporated by reference to Exhibit 10.30 of MMV’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Incentive-based Compensation Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MULTIMETAVERSE HOLDINGS LIMITED

Date: April 30, 2024	By:	/s/ Yiran Xu
	Name:	Yiran Xu
	Title:	Chief Executive Officer

MULTIMETAVERSE HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

MultiMetaVerse Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MultiMetaVerse Holdings Limited (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021

New York, NY

April 30, 2024

MULTIMETAVERSE HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for the number of shares, or otherwise noted)

	As of December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$625,184	$1,497,372
Accounts receivable, net	787,480	377,589
Amounts due from related parties	151,826	366,256
Inventories, net	820,181	490,238
Prepaid expenses and other current assets	3,135,906	676,469
Total current assets	$5,520,577	$3,407,924
Non-current assets:
Property and equipment, net	$197,578	$106,576
Intangible assets, net	104,866	28,489
Long-term investment	460,000	460,000
Right-of-use assets	645,090	737,865
Other non-current assets	-	613,962
Total non-current assets	$1,407,534	$1,946,892
TOTAL ASSETS	$6,928,111	$5,354,816

Liabilities
Current liabilities:
Short-term borrowings	$116,424	$3,747,525
Accounts payable	1,093,465	1,004,974
Amounts due to related parties, current portion	483,536	334,844
Deferred revenue, current portion	194,668	185,469
Operating lease liabilities, current portion	555,869	268,265
Advance from an investor	-	3,098,635
Accrued liabilities and other current liabilities	1,927,414	2,638,211
Total current liabilities	$4,371,376	$11,277,923
Non-current liabilities:
Amounts due to related parties, non-current portion	$19,401,144	$23,753,809
Deferred revenue, non-current portion	560,796	385,336
Operating lease liabilities, non-current portion	-	449,908
Total non-current liabilities	$19,961,940	$24,589,053
TOTAL LIABILITIES	$24,333,316	$35,866,976

Shareholders’ equity
Class A Ordinary shares*(no par value; 100,000,000 Class A Ordinary Shares authorized as of December 31, 2022 and 2023, respectively; 30,000,000 and 33,048,914 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	$-	$-
Additional paid-in capital*	74,252,860	89,680,745
Accumulated deficit	(86,487,293)	(115,406,104)
Accumulated other comprehensive loss	(3,365,595)	(3,036,801)
MultiMetaVerse Holdings Limited shareholders’ deficit	$(15,600,028)	$(28,762,160)
Non-controlling interests	(1,805,177)	(1,750,000)
Total shareholders’ deficit	$(17,405,205)	$(30,512,160)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$6,928,111	$5,354,816

*	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

MULTIMETAVERSE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for the number of shares, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
Net revenue
Services	$6,961,024	$8,308,258	$6,633,114
Products	3,520,713	3,917,079	2,375,130
Total net revenue	10,481,737	12,225,337	9,008,244
Operating cost and expenses:
Cost of revenue
Services	(4,734,964)	(4,384,732)	(3,684,455)
Products	(1,662,591)	(1,966,217)	(1,217,917)
Total cost of revenue	(6,397,555)	(6,350,949)	(4,902,372)
Impairment loss	(30,454)	-	(1,517)
Selling expenses	(1,297,599)	(1,192,584)	(1,432,809)
General and administrative expenses	(29,955,168)	(9,697,385)	(24,157,661)
Research and development expenses	(5,705,328)	(7,410,675)	(4,072,382)
Total operating cost and expenses	(43,386,104)	(24,651,593)	(34,566,741)
Loss from operations	(32,904,367)	(12,426,256)	(25,558,497)
Other income/(loss ):
Interest income	1,920	1,841	823
Interest expense	(94,956)	(587,151)	(1,183,262)
Foreign currency exchange gain/(loss)	(1,846)	12,663	10,542
Loss of acquisition deposit	-	-	(2,816,941)
Other income, net	308,149	209,592	591,652
Total other income/(loss), net	213,267	(363,055)	(3,397,186)
Loss before income tax expense	(32,691,100)	(12,789,311)	(28,955,683)
Income tax expense	-	-	-
Net loss	$(32,691,100)	$(12,789,311)	$(28,955,683)
Net loss attributable to non-controlling interest	(697,588)	(275,005)	(36,872)
Net loss attributable to shareholders of MultiMetaVerse Holdings Limited	(31,993,512)	(12,514,306)	(28,918,811)
Other comprehensive income/(loss)
Foreign currency translation gain/(loss), net of nil income taxes	(610,855)	864,186	420,843
Total comprehensive loss	$(33,301,955)	$(11,925,125)	$(28,534,840)
Total comprehensive income/(loss) attributable to non-controlling interest	(772,187)	(19,447)	55,177
Total comprehensive loss attributable to shareholders of MultiMetaVerse Holdings Limited	(32,529,768)	(11,905,678)	(28,590,017)
Loss per ordinary share attributable to Shareholders of MultiMetaVerse Holdings Limited
Basic and Diluted*	$(1.07)	$(0.42)	$(0.88)
Weighted average number of ordinary shares outstanding
Basic and Diluted*	30,000,000	30,000,000	33,006,046

*	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

MULTIMETAVERSE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In U.S. dollars, except for the number of shares, or otherwise noted)

						Total
						MultiMetaVerse
	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Holdings Limited shareholders’	Non-controlling	Total shareholders’
	Share*	Amount*	capital*	deficit	income/(loss)	deficit	interests	deficit
Balance as of January 1, 2021	30,000,000	$-	$12,416,919	$(41,979,475)	$(3,432,163)	$(32,994,719)	$(1,492,291)	$(34,487,010)
Net loss	-	-	-	(31,993,512)	-	(31,993,512)	(697,588)	(32,691,100)
Foreign currency translation adjustment	-	-	-	-	(536,256)	(536,256)	(74,599)	(610,855)
Share-based compensation	-	-	25,663,139	-	-	25,663,139	-	25,663,139
Equity transferred from debt	-	-	32,102,975	-	-	32,102,975	-	32,102,975
Balance as of December 31, 2021	30,000,000	$-	$70,183,033	$(73,972,987)	$(3,968,419)	$(7,758,373)	$(2,264,478)	$(10,022,851)
Net loss	-	-		(12,514,306)	-	(12,514,306)	(275,005)	(12,789,311)
Foreign currency translation adjustment	-	-	-	-	608,628	608,628	255,558	864,186
Share-based compensation	-	-	4,528,788	-	-	4,528,788	-	4,528,788
Acquisition of minority interest	-	-	(472,944)	-	(5,804)	(478,748)	478,748	-
Capital contribution from Shareholders	-	-	13,983	-	-	13,983	-	13,983
Balance as of December 31, 2022	30,000,000	$-	$74,252,860	$(86,487,293)	$(3,365,595)	$(15,600,028)	$(1,805,177)	$(17,405,205)
Net loss	-	-		(28,918,811)		(28,918,811)	(36,872)	(28,955,683)
Foreign currency translation adjustment	-	-	-	-	328,794	328,794	92,049	420,843
Share-based compensation	-	-	15,095,968	-	-	15,095,968	-	15,095,968
Reverse recapitalization	1,994,639	-	(4,168,083)	-	-	(4,168,083)	-	(4,168,083)
Equity financing through PIPE	450,000	-	4,500,000	-	-	4,500,000	-	4,500,000
Conversion of rights to ordinary shares	604,275	-	-	-	-	-	-	-
Balance as of December 31, 2023	33,048,914	$-	$89,680,745	$(115,406,104)	$(3,036,801)	$(28,762,160)	$(1,750,000)	$(30,512,160)

*	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

MULTIMETAVERSE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for the number of shares, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(32,691,100)	$(12,789,311)	$(28,955,683)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	25,663,139	4,528,788	15,095,968
Depreciation and amortization of property and equipment and intangible assets	210,236	258,530	176,513
Amortization of right-of-use assets	-	991,822	753,899
Provision of allowance for credit losses	1,103	-	1,517
Provision of inventory impairment loss	29,351	-	-
Loss of acquisition deposit	-	-	2,816,941
Changes in operating assets and liabilities:
Accounts receivable	(285,048)	87,661	408,374
Inventories	(239,860)	(229,093)	329,943
Amount due from related parties	78,966	551	(229,417)
Prepaid expenses and other current assets	107,877	526,978	(218,004)
Other non-current assets	(49,738)	49,738	(613,962)
Accounts payable	210,571	289,541	(88,491)
Amount due to related parties	1,087,888	445,840	754,813
Accrued expenses and other payables	368,884	998,446	721,588
Lease liabilities	-	(897,216)	(703,086)
Deferred revenue	(6,912)	696,238	(184,659)
Net cash used in operating activities	$(5,514,643)	$(5,041,487)	$(9,933,746)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(155,765)	(180,525)	(33,854)
Purchase of a long-term investment	(460,000)	-	-
Proceed from disposal of property and equipment	-	-	5,719
Deposit paid for an acquisition	-	-	(2,824,500)
Net cash used in investing activities	$(615,765)	$(180,525)	$(2,852,635)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	-	116,424	3,750,872
Repayments of short-term borrowings	-	-	(113,404)
Proceeds from borrowings from related parties	6,390,234	7,645,708	4,914,941
Repayment to related parties	-	(549,858)	(1,040,972)
Contribution from shareholders	-	13,983	-
Proceeds from PIPE investment	-	-	4,500,000
Advance from an investor	-	-	3,106,950
Reverse capitalization	-	-	(4,168,083)
Deferred cost of Business Combination	-	(2,685,000)	2,685,000
Net cash provided by financing activities	$6,390,234	$4,541,257	$13,635,304

MULTIMETAVERSE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for the number of shares, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023

Effect of exchange rate changes	(621,898)	931,010	23,265
Net change in cash and cash equivalents	(362,072)	250,255	872,188
Cash and cash equivalents, at beginning of year	737,001	374,929	625,184
Cash and cash equivalents, at end of year	$374,929	$625,184	$1,497,372

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$112,896	$278,871
SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Right-of-use assets obtained in exchange for operating lease liabilities	$-	$1,745,485	$865,390
Equity transferred from debt	32,102,975	-	-
Non-cash offset transactions	202,232	-	-

The accompanying notes are an integral part of these consolidated financial statements.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

MultiMetaVerse Holdings Limited (formerly known as Model Performance Mini Corp., the “Company” or “MMV”) was incorporated as a British Virgin Islands business company on July 13, 2021.

The Company was formed to facilitate the merger (the “Business Combination”) between Model Performance Acquisition Corp., a special purpose acquisition company with its securities traded on the Nasdaq Stock Market (“MPAC”), and MultiMetaVerse Inc., a Cayman Islands exempted company (“Legacy MMV”) pursuant to a merger agreement dated August 6, 2021 (as amended on January 6 and September 29, 2022, the “Merger Agreement”), and the public listing of Legacy MMV. The Business Combination was consummated on January 4, 2023 (the “Closing Date”), and the Company started trading on the Nasdaq under the ticker “MMV” on January 5, 2023.

Upon the consummation of the Business Combination, the Company, through its consolidated subsidiaries, variable interest entity (“VIE”, being Shanghai Jupiter Creative Design Co., Ltd., or “Shanghai Jupiter”) and VIE’s subsidiaries (collectively, the “Group”) primarily engages in the development and publishing of animation and mobile games, and the sale of merchandise in the People’s Republic of China (“PRC” or “China”).

As of December 31, 2023, the Company’s major subsidiaries, consolidated VIE and VIE’s subsidiaries are as follows:

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities

Major subsidiaries
MultiMetaVerse Inc., or Legacy MMV	March 18, 2021	100%	Investing holding company
MultiMetaVerse HK Ltd (“MMV HK”)	March 30, 2021	100%	Investing holding company
Shanghai Mi Ting Culture and Creativity Co., Ltd. (Wholly Foreign-owned Enterprise “WFOE”)	April 14, 2021	100%	WFOE, a holding company
Beijing Mi Ting Technology Co., Ltd	November 23, 2021	100%	Game development
VIE and major subsidiaries of VIE
Shanghai Jupiter Creative Design Co., Ltd. (“Shanghai Jupiter” or “VIE”)	February 6, 2015	VIE	Game development and operation, animation design and production, technical service, merchandise sale
Shanghai Cai Huan Network Technology Co., Ltd	May 26, 2016	100%	Merchandise sale
Shanghai Hui Zhi Ren Culture and Creativity Co., Ltd.	June 17, 2019	60%	Creative service, animation and graphic design

Reverse Recapitalization

On the Closing Date, the Company consummated the Business Combination pursuant to the Merger Agreement, where the Company acquired 100% of the issued and outstanding ordinary shares of Legacy MMV at a consideration of 30,000,000 newly issued ordinary shares of the Company. The Business Combination was effected in the following two steps: (i) MPAC reincorporated to the British Virgin Islands by merging with and into the Company, with the Company remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Company, merged with and into Legacy MMV resulting in Legacy MMV being a wholly-owned subsidiary of the Company (the “Acquisition Merger”). Upon the completion of the Business Combination, the Company changed its name from “Model Performance Mini Corp.” to “MultiMetaVerse Holdings Limited”.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Based on the following factors, Legacy MMV was determined to be the accounting acquirer and the Business Combination was accounted for as a “reverse recapitalization”, which is equivalent to the issuance of shares by Legacy MMV for the net assets of the Company after Reincorporation Merger:

●	Legacy MMV’s former shareholders hold a majority ownership interest in the Company;

●	Legacy MMV’s former shareholders have the right to nominate, appoint and remove the majority of the members on the board of directors of the Company;

●	Legacy MMV’s existing senior management team comprise senior management of the Company;

●	Legacy MMV is the larger entity in terms of substantive operations and employee base; and

●	Legacy MMV’s operations comprise the ongoing operations of the Company.

Under this method of accounting, Legacy MMV is determined as the predecessor and the historical financial statements of Legacy MMV became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.2145 established in the reverse recapitalization transaction, which is 30,000,000 divided by 139,829,193 (the number of shares of Legacy MMV issued and outstanding prior to the Business Combination), to reflect the equity structure of the Company. Loss per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. MPAC’s assets and liabilities were consolidated with those of the Company on the Closing Date. The net liabilities of MPAC, as well as assumed transaction costs related to the Business Combination, were recognized at their carrying value immediately prior to the Closing Date with no goodwill or other intangible assets recorded and were as follows, net of transaction costs.

The ordinary share value was adjusted to $nil to reflect the zero par value of the ordinary shares of the Company, and the subscription receivable was adjusted to be part of additional paid-in capital retrospectively. The consolidated statement of changes in shareholders’ deficit for the years ended December 31, 2021 and 2022 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share — basic and diluted was adjusted retrospectively from 139,829,193 to 30,000,000 for the years ended December 31, 2021 and 2022. The loss per share before and after the retrospective adjustments are as follows.

	For the years ended December 31, 2021
	Before	After
	adjustment	adjustment
Net loss per share attributable to shareholders of the Company
- Basic	(0.23)	(1.07)
- Diluted	(0.23)	(1.07)
Weighted average shares used in calculating net loss per share
- Basic	139,829,193	30,000,000
- Diluted	139,829,193	30,000,000

	For the years ended December 31, 2022
	Before	After
	adjustment	adjustment
Net loss per share attributable to shareholders of the Company
- Basic	(0.09)	(0.42)
- Diluted	(0.09)	(0.42)
Weighted average shares used in calculating net loss per share
- Basic	139,829,193	30,000,000
- Diluted	139,829,193	30,000,000

Reorganization

Prior to the Business Combination, Legacy MMV undertook a reorganization (the “Reorganization”) and became the ultimate holding company of MMV HK, WFOE, and Shanghai Jupiter, which were all controlled by the same shareholders before and after the Reorganization. Effective on May 8, 2021, shareholders of Shanghai Jupiter and WFOE entered into a series of contractual agreements (“VIE Agreements”) with which the Company became the beneficiary owner of VIE and its subsidiaries. In March 2021, July 2021 and December 2022, the Company issued an aggregate of 139,829,193 ordinary shares to all VIE’s then existing shareholders and certain shareholders of VIE’s then existing shareholders at par value, to reflect the equity interest they held in the VIE. Through the Reorganization, Legacy MMV’s business continued to be carried out by the VIE and VIE’s subsidiaries without changes in control. The VIE Agreements are summarized as below.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The VIE Agreements

The PRC government regulates the telecommunications and internet industry, including Internet Content Provider (“ICP”) services and online games, through strict business licensing requirements and other government regulations. These laws and regulations also restrict foreign ownership in Chinese companies providing Internet or telecommunications value-added services. To comply with Chinese laws and regulations, the Group conducts its regulated activities in PRC through its VIE, Shanghai Jupiter.

WFOE has entered into the following contractual arrangements with Shanghai Jupiter and four of its shareholders, whom together hold 100% equity interest in Shanghai Jupiter, that enable the Group to (i) have power to direct the activities that most significantly affects the economic performance of VIEs, (ii) be contractually obligated to absorb losses of the VIE that could potentially be significant to the VIE, and (iii) be entitled to receive benefits from the VIE that could potentially be significant to the VIE. The Company is fully and exclusively responsible for the management of Shanghai Jupiter and its subsidiaries, absorbs all risk of losses of Shanghai Jupiter and its subsidiaries and has the exclusive right to exercise all voting rights of Shanghai Jupiter’s shareholders. Therefore, the Company, through its wholly owned subsidiaries Legacy MMV, MMV HK and WFOE, has been determined to be the primary beneficiary of Shanghai Jupiter and its subsidiaries and has consolidated Shanghai Jupiter’s and its subsidiaries’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Immediately before and after Reorganization, Legacy MMV together with its wholly owned subsidiary MMV HK and WFOE and its VIE were effectively controlled by the same shareholders; therefore, the Reorganization was accounted for as a reverse recapitalization. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company, its subsidiaries, VIE and VIE’s subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying financial statements.

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement among WFOE, Shanghai Jupiter and its shareholders, the shareholders irrevocably granted WFOE or any third party designated by WFOE an option to purchase all or part of their equity interests in Shanghai Jupiter at any time at a price determined at WFOE’s discretion. According to the Exclusive Call Option Agreement, the purchase price to be paid by the Company to each shareholder of Shanghai Jupiter will be the minimum price permitted by applicable PRC Law at the time when such share transfer occurs.

Without WFOE’s prior written consent, the shareholders and Shanghai Jupiter agreed not to, among other things: set encumbrance on, transfer all or part of, or dispose of the equity interests; amend the articles of association of Shanghai Jupiter; change the registered capital of Shanghai Jupiter or holding structure; change Shanghai Jupiter’s business activities; sell, assign, mortgage or dispose of any legal or beneficial rights to or in any of Shanghai Jupiter’s assets, business, or revenue; incur, assume or guarantee any debts; enter into any material contract; extend any loan or credit to any party, or provide any guarantee or assume any obligation of any party; merge or consolidate with any third party or acquire or invest in any third party; or distribute dividends. The shareholders and Shanghai Jupiter agreed to manage business and handle financial and commercial affairs prudently and in accordance with relevant laws and codes of practice. This Agreement will continue with full force and effect until the earlier of the date on which WFOE has acquired all the equity interests in Shanghai Jupiter, or this Agreement is terminated by the mutual written consent.

Technical Consultation and Service Agreement

On May 8, 2021, WFOE entered into a Technical Consultation and Service Agreement with Shanghai Jupiter to enable WFOE to engage in certain Shanghai Jupiter’s business in accordance with applicable laws. Under this Agreement, WFOE has agreed to provide the following services (“Services”) to Shanghai Jupiter: (1) the provision of technical support and marketing services, including, but not limited to consultancy, animation design and production, and cultural exchange activities; (2) the provision of services related to the transfer, leasing and disposal of equipment or assets; (3) the development, maintenance and updates of computer system, hardware and database; (4) the licensing of intellectual property legally owned by WFOE; and (5) the development of application software and related updates and operational support. Shanghai Jupiter has agreed to pay fees up to its and its subsidiaries’ after-tax profit to the WFOE as consideration for the Services. The term of the Services provided by WFOE shall be 20 years from the effective date of May 8, 2021, and will be automatically extended after the expiration until when terminated in writing by WFOE.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Proxy Agreement

On May 8, 2021, each shareholder of Shanghai Jupiter, signed Proxy Agreement to irrevocably entrust WFOE or any person(s) designated by WFOE to act as its attorney-in-fact to exercise any and all of its rights as a shareholder of Shanghai Jupiter, including, but not limited to, the right to convene, attend and present the shareholders’ meetings, vote, sign and perform as a shareholder; transfer, pledge or dispose of all the equity interest of Shanghai Jupiter held by the shareholder; collect the dividend, and participate in litigation procedures. This agreement is effective and irrevocable until all of each shareholder’s equity interest in Shanghai Jupiter has been transferred to Shanghai Jupiter or the person(s) designated by WFOE.

Equity Interest Pledge Agreement

Under the Equity Interest Pledge Agreement signed May 8, 2021 by and among WFOE and each shareholder of Shanghai Jupiter, the shareholders of Shanghai Jupiter have agreed to pledge 100% equity interest in Shanghai Jupiter to WFOE to guarantee the performance obligations of Shanghai Jupiter under the Technical Consultation and Service Agreement, and the performance obligations of each shareholder under the Exclusive Call Option Agreement. If Shanghai Jupiter or its shareholders breach their contractual obligations under these agreements, WFOE, as pledgee, will have the right to exercise the Pledge. The shareholders also agreed that, without prior written consent of WFOE, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. The pledge of equity interests in Shanghai Jupiter has been registered with the relevant office of the State Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Risks in relation to restrictions in provision of online game services to minors in China

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals.

On August 20, 2021, the Standing Committee of the PRC National People’s Congress promulgated Personal Data Protection Law, which requires, among other things, the data operator to obtain the consent of the minor’s parents or other guardians process the personal data of minors under the age of 14 (“-14 minors”). The Personal Data Protection Law became effective on November 1, 2021, which essentially demand the online game service provider, who are mandatory obliged to collect and process users’ identification information, to obtain the consent of -14 minors’ guardians when such -14 minors register for online games. MMV cannot rule out the possibility that certain -14 minors’ guardians would refuse or fail to give such consent under Personal Data Protection Law which would result in adverse effect on MMV user growth.

On August 30, 2021, the National Press and Publication Administration (“NPPA”) released Notice on Further Strict Management and Practically Preventing Minors from Indulging in Online Games (the “Notice”), requiring that, among other things, companies that engage in the online games business may only offer people under the age of 18 access to online games from 8 pm to 9 pm on Fridays, weekends and official holidays, with no access permitted at other times. The Notice became effective on September 1, 2021. The enforcement of the Notice imposes significant restrictions over the provision of online gaming services to minors.

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

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could, among others:

●	revoking the business licenses and/or operating licenses of the Group;

●	discontinuing or placing restrictions or onerous conditions on the operations;

●	imposing fines, confiscating the income from WFOE or the VIE, or imposing other requirements with which the Group may not be able to comply;

●	requiring the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE, or imposing restrictions on the Group’s right to collect revenues;

●	imposing additional conditions or requirements with which the Group may not be able to comply;

●	requiring the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets; or

●	restricting or prohibiting the Group’s use of the proceeds of overseas offering to finance the business and operations in China.

Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Group, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries and VIE.

The interests of the shareholders of VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. The Company believes the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE should they act to the detriment of the Company. The Company relies on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

As of December 31, 2022 and 2023, there were no pledge or collateralization of the VIE’s assets that can only be used to settle obligations of the VIE, except for registered capital and the PRC statutory reserves of the VIE, amounting to $44,519,894 and $44,519,894 as of December 31, 2022 and 2023, respectively. The creditors of the VIE’s third party liabilities did not have recourse to the general credit of MMV in normal course of business. MMV has not provided any financial support to VIE for the years ended December 31, 2022 and 2023.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The following combined financial information of the VIE and its subsidiaries was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$583,793	$1,448,403
Amounts due from related parties	4,850,109	6,629,008
Other current assets	2,022,671	1,251,801
Total current assets	$7,456,573	9,329,212
Non-current assets	915,064	313,197
TOTAL ASSETS	$8,371,637	$9,642,409

Current liabilities:
Amounts due to related parties, current portion	$1,095,372	$336,252
Other current liabilities	2,976,159	3,560,887
Total current liabilities	4,071,531	3,897,139
Amounts due to related parties, non-current portion	12,676,811	15,305,701
Other non-current liabilities	560,796	499,622
TOTAL LIABILITIES	17,309,138	19,702,462
Shareholders’ deficit	(8,937,501)	(10,060,053)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$8,371,637	$9,642,409

	For the years ended December 31,
	2021	2022	2023
Net revenue	$10,481,737	$12,121,317	$9,321,338
Cost of revenue	(6,306,217)	(6,333,357)	(4,876,761)
Other operating expenses	(8,846,786)	(7,821,028)	(5,774,507)
Loss from operations	(4,671,266)	(2,033,068)	(1,329,930)
Other items	238,929	(128,580)	(51,480)
Net loss	$(4,432,337)	$(2,161,648)	$(1,381,410)

	For the years ended December 31,
	2021	2022	2023
Net cash used in operating activities	$(3,279,062)	$(336,986)	$734,667
Net cash used in investing activities	(1,018,101)	(3,944,313)	(28,135)
Net cash provided by financing activities	4,525,625	3,677,274	2,913,437

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and its VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and its ability to attract investors and to borrow funds on reasonable economic terms.

(b)	Liquidity and Capital Resources

The Group has incurred losses since its inception. As of December 31, 2023, the Group had total shareholders’ deficit of $28,762,160. In addition, for the year ended December 31, 2023, the Group recorded net loss of $28,918,811 and net cash used in operating activities of $9,933,746. Historically, the Group has relied principally on both operational sources of cash and borrowings to fund its operations and business development.

As of December 31, 2023, the Group has working capital deficit of $7,869,999. In April 2024, the Group entered into an amendment to extend the repayment date of an advance that it received from an investor (December 31, 2023: $3,098,635) to July 31, 2025. An additional advance of $1,126,776 was drawn from the same investor, bearing the same repayment date as amended. In addition, in April 2024, Mr. Yiran Xu, the Chairman of the board of the directors and the Chief Executive Officer of the Company, executed a Letter of Support in which he agreed to provide continuing financial support for at least $3,000,000 to the Group for a period of at least 12 months from the issuance date of the Group’s financial statement for the year ended December 31, 2023.

During the year ended December 31, 2023, the Group entered into loan conversion agreements with Avatar Group Holdings Limited and Gaea Holdings Limited, both related lenders, to convert their loans and accrued interests with an aggregate amount of $7,003,834 into 6,309,760 Class A ordinary shares of MMV at a per share price of US$1.11. The loan conversion hasn’t been closed pending for the counterparties’ internal restructuring and the loans and accrued interests were classified as non-current liabilities as of December 31, 2023. In addition, Shenzhen Gaea Technology Corporation (“Shenzhen Gaea”) and Shanghai Youmier Network Technology Co., Ltd. (“Shanghai Youmier”), both of which were related party service providers to the Group, have agreed not to demand repayment of all the outstanding amount due from the Group for a period of at least 24 months from the issuance date of the Group’s financial statement for the year ended December 31, 2023. Therefore, amounts due to Shenzhen Gaea and Shanghai Youmier were classified into non-current liabilities.

The Company also intends to raise additional debt or equity capital to fund future operations. There is no assurance that the Company will be able to obtain sufficient additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, the Company has planned and implemented cost-cutting measures to reduce operating expenditures and loss. Management believes that the Group can adjust the pace of its business development and control operating expenses when necessary. Therefore, the Group assesses that current working capital, together with the letters of not demand repayment from its related parties and the letter of financial support from Mr. Yiran Xu, will be sufficient to meet its obligations for the next 12 months from the issuance date of this report. These financial statements are prepared on going concern basis.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including estimated average playing period of paying players, allowance for credit losses, net realizable value of inventories, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, impairment of equity investments, and valuation allowance of deferred tax assets. Actual results could differ from those estimates.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, accounts receivable, amounts due from related parties and prepaid expenses and other current assets, bank borrowings, accounts payable, amounts due to related parties (current portion), deferred revenue (current portion), operating lease liabilities, and accrued liabilities and other current liabilities, management has determined that the carrying value approximates their fair values.

(e)	Cash and cash equivalents

Cash and cash equivalents of the Group consist of cash on hand and deposits placed with financial institutions, which are unrestricted as to withdrawal and use, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2022 and 2023, the Group had cash held in accounts managed by online payment platforms such as Alipay and Wechat Pay in connection with the collection of online service fees for a total amount of RMB53,158 and RMB54,806, equivalent to $7,707 and $7,719, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

(f)	Receivables, net

Accounts receivable are stated at the original amount less an allowance for credit loss. The Group closely monitors the collection of its receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts for periods prior to January 1, 2023. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible.

From January 1, 2023, the Group adopted ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The impact of new standard was immaterial to the Company.

The Group’s accounts receivable and other receivables recorded in prepaid expenses and other current assets are within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from merchandise customers, game distribution channels and intellectual property licensees.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

(g)	Inventories, net

Inventories, primarily consisting of products for the Group’s anime merchandise business, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. Impairment losses of inventory provided for the years ended December 31, 2021, 2022 and 2023 were $29,351, nil and nil, respectively.

(h)	Software Development Costs

Software development costs include direct costs incurred for internally developed products, as well as payments made to external developers under development agreements. The Group expenses these costs as incurred and records in “Research and development expenses”, unless such costs qualify for capitalization as software development costs including (i) preliminary project is completed, (ii) management has committed to funding the project and it is probably that the project will be completed and the software will be used to perform the function intended, and (iii) they result in significant additional functionality in the Group’s products. Capitalized software development costs were not material for all periods presented.

Capitalized software development costs are recognized as “Intangible assets – Intellectual property” upon the release of the product. Commencing upon a product’s release, capitalized software development costs are amortized following the accounting policy related to intangible assets, with amortization expenses charged to cost of revenue. The Group evaluates the future recoverability of capitalized software development costs regularly according to its accounting policy for impairment of long-lived assets.

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment	3 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful lives
Software	1-10 years
Intellectual property	3 years

If expectations of the usefulness of the content are revised downward, the unamortized cost is written down to the estimated net realizable value. A write-down from unamortized cost to a lower estimated net realizable value establishes a new cost basis.

(k)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment provision for long-lived assets was provided during the years ended December 31, 2021, 2022 and 2023.

(l)	Long-term investment

Long-term investment represents an equity investment in a privately-held company.

For investments in common stock or in-substance common stock issued by privately-held companies on which the Group does not have significant influence, and investments in privately-held companies’ shares that are not common stocks or in-substance common stocks, as these equity securities do not have readily determinable fair value, the Group measure these equity securities investments at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities without readily determinable fair value, realized and unrealized, are recognized in other income /(expense).

Management regularly evaluates the impairment of the investments in privately-held companies without readily determinable fair value at each balance sheet date, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. For investments without readily determinable fair values, management performs a qualitative assessment of the fair value of the equity interest in comparison to its carrying amount to determine if there is an indication of potential impairment. If such indication exists, management estimates the fair value of the investment, and records an impairment in the consolidated statements of operations and comprehensive loss to the extent the carrying amount exceeds the fair value. Significant judgments management applies in the impairment assessment for these equity investments include: (i) the determination as to whether any impairment indicators exist during the year; (ii) the selection of valuation methods; and (iii) the determination of significant assumptions used to value the equity investments, including selection of comparable companies and multiples, timing and probabilities of different scenarios, estimated volatility rate, risk-free rate and discount for lack of marketability. No impairment provision for long-term investment was provided during the years ended December 31, 2021, 2022 and 2023, as no event occurred or circumstances exist indicate that the carrying amount of the long-term investment may not be recoverable.

(m)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Revenue recognition

The Group adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers, with effect from January 1, 2018, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The adoption of this ASC 606 did not have a material impact on the Group’s consolidated financial statements.

Revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances and Value Added Tax (“VAT”). The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players and estimated breakage of game points. The amount and timing of the Group’s revenues could be different if management made different judgments or utilized different estimates.

The Group’s revenues are mainly generated from sale of merchandise, provision of animation production service, mobile games, licensing and other services.

Mobile Games

The Group generates mobile game revenue for publishing its own intellectual property games which are operated under a free-to-play model. Players can download the games free of charge and are charged for the purchase of in-game virtual items via payment channels to gain an enhanced game-playing experience. Depending on how the games are operated, the revenue was derived from self-operated games and jointly-operated games.

For the Company’s net revenue from mobile game services, control transfers over time as services are delivered. Payment for net revenue from services is collected within a short period following transfer of control or commencement of delivery of services, as applicable, which are agreed in the contracts between the Group and the payment channels or distribution platforms. Based on historical experience that payment channels and distribution platforms generally make payments on time, the Group considers collectability of the consideration is probable and accounts for a contract of mobile game services when players make purchases, with additional considerations made for contract liabilities.

(i) Self-operated games

For self-operated games, the Group has the pricing discretion, and is responsible for the launch of games, hosting and maintenance of game servers, selecting the distribution platforms, determination of when and how to operate the in-game promotions, and providing content updates and customer services to game players.

Players make purchases through payment channels and distribution platforms who then remit to the Group the gross proceeds less the commission fees paid to payment channels and distribution platforms.

The Group records revenue from self-operated games on a gross basis as the Group is a principal in the arrangement, commission fees paid to distribution channels and payment channels, and technical and promotional support charges paid to the related party are recorded as “Cost of Revenue” on the consolidated statements of operations and comprehensive loss. The performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. The in-game virtual items and on-going game services are highly interrelated and therefore deemed as one performance obligation. The Group recognizes revenue over the estimated average playing period of paying players on a game-by-game basis which coincides with the players receiving and consuming the benefits from the virtual items they purchased. The Group considers the average period that players typically play the games and other game player behavior factors, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players. While the Group believes its estimates to be reasonable based on available game player information, the Group may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ii) Jointly-operated games

For jointly-operated games, the Group has the following two business models:

(i)	Self-publishing and joint operation. The Group acts as a mobile game publisher and distribute the games through Android-based APP stores and other platforms (“distribution platforms”). As the game publisher, the Group provides mobile games regular updates, new version updates and regular maintenance to the distribution platforms. The games are operated by the distribution platforms, who are responsible for the sales and marketing of the games, customer services, and have pricing discretion. The Group has revenue sharing arrangements with the distribution platforms for recharges paid by players and the fees for recharges are based on pre-determined rates in each distribution agreement. The revenue sharing to be received from distribution platforms is recognized as revenue on a monthly basis.

(ii)	Non-self-publishing and joint operation. The Group acts as a game developer and a third party publisher publishes the game that the Group has developed. As the game developer, the Group mainly focuses on the development and update of game versions, and provides the new version updates to the game publisher. The game publisher distributes the game through its self-operated channels and other distribution platforms. For the net revenue that the game publisher receives from different channels, the publisher sends revenue statement to the Group, and the Group entitles to its revenue sharing from publisher’s total revenue based on the agreed mechanism. The revenue sharing to be received from publishers is recognized as revenue on a monthly basis.

Animation production service

Animation production revenue is primarily generated from contracts with customers for production services related to the development of animated content. The Group provides services under fixed-price contracts under which the Group agrees to perform the specified work for a pre-determined price. The revenue of animation production service is recognized at a point in time when delivering specified animation content to customer.

Merchandise

The Group sells merchandise, which are primarily adapted from popular anime characters of the Group’s anime franchise, to customers through online and offline channels. The Group is the principal as it controls the inventory before they are transferred to customers. The Group has the primary responsibility for fulfilling the contracts, bears the inventory risk, and has sole discretion in establishing the prices. Merchandise revenues from animation products sales are recognized at a point in time when the promised goods are transferred to the customer, which generally occurs upon the receipt of goods by the customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods to the customer. Payment for sales of merchandise is generally collected before shipment, or within a short period following transfer of control, or a combination of both, which are agreed in the contracts between the Group and customers. Based on historical experience that customers generally make payments on time, the Group considers collectability of the consideration is probably and accounts for a contract of merchandise sale when the control is transferred.

Licensing

The Group enters into contracts to license its intellectual property, which primarily consists of its brands and broadcast contents, in various channels.

The license of the Group’s brands provide access to the intellectual property over the term of the license, generally without any other performance obligation of the Group other than keeping the intellectual property active, and is therefore considered a right-to-access license of symbolic intellectual property. The Group records sales-based or usage-based royalty revenues for right-to-access licenses at the occurrence of the licensees’ subsequent sale or usage. When the arrangement includes a minimum guarantee, the Group records the minimum guarantee on a ratable basis over the term of the license period and does not record the sales-based or usage-based royalty revenues until they exceed the minimum guarantee.

The Group also licenses its contents for distribution to third party platforms. These are intellectual property licenses where the licensees pay either a fixed fee for the content license or a variable fee or a combination of both. The content that the Group delivers to its licensees typically has stand-alone functionality, generally without any other performance obligation of the Company, and is therefore considered a right-to-use license of functional intellectual property. The Company records revenues for right-to-use licenses once the license period has commenced and the licensee has the ability to use the delivered content.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other services

Other services comprise of various value-added services at the request of clients, such as technical services including product development and operation, administrative and marketing services. The Group charges service fees at the point in time of delivery, and conditions agreed with clients.

The following table disaggregates the Group’s revenue by revenue type for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
By revenue type
Revenue from services	$6,961,024	$8,308,258	$6,633,114
Revenue from products	3,520,713	3,917,079	2,375,130
Total	$10,481,737	$12,225,337	$9,008,244

The following table disaggregates the Group’s revenue by revenue stream for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
By revenue stream
Animation production services	$2,945,662	$3,498,894	$3,515,556
Merchandise	3,520,713	3,917,079	2,375,130
Game publishing	2,949,735	2,537,358	2,229,625
Self-operated games	1,467,605	1,008,044	598,416
Jointly-operated games	1,482,130	1,529,314	1,631,209
Licensing	457,036	1,954,161	873,518
Other services	608,591	317,845	14,415
Total	$10,481,737	$12,225,337	$9,008,244

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Under Topic 606, the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is recognized as a contract asset. The Group has no contract assets as of December 31, 2022 and 2023.

The contract liabilities consist of deferred revenue, which relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from a licensee for a license right granted, and from game players in the Group’s self-operated games. The Group had deferred revenue from the licensee of $724,932 and $544,785 of December 31, 2022 and 2023, respectively, which was to be amortized over the estimated term of license. During the years ended December 31, 2022 and 2023, the Group recognized revenue of $98,139 and $159,877, respectively, from performance obligations which are satisfied in respective periods. As of December 31, 2022 and 2023, the Group’s deferred revenue from its self-operated games amounted to $30,532 and $ 26,020, respectively. During the years ended December 31, 2022 and 2023, the Group recognized revenue of $59,226 and $30,532, respectively, from performance obligations satisfied in respective periods.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Cost of revenue

Cost of revenues mainly consists of internal staff costs and external service fees related to animation production services, cost of inventory, revenue shares and/or operating service fees for the support of mobile game operation by a related party, commission fees paid to payment channels and distribution platforms, amortization of intangible assets, server and bandwidth cost and other operating costs.

The following table disaggregates the Group’s cost of revenue by revenue type for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
By revenue type
Revenue from services	$4,734,964	$4,384,732	$3,684,455
Revenue from products	1,662,591	1,966,217	1,217,917
Total	$6,397,555	$6,350,949	$4,902,372

(p)	Research and development expenses

Research and development costs primarily consist of staff costs and external service fees incurred for the design and production of the Group’s proprietary animation works, and the research and development of the Group’s mobile game software.

For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platforms. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group’s research and development expenses qualifying for capitalization has been immaterial during the years ended December 31, 2021, 2022 and 2023, all development costs incurred for development of internal used software have been expensed as incurred.

(q)	Share-based compensation

Share based compensation expenses arise from share-based awards, including share-based payments awarded to employees of the Group by a related party or other holder of an economic interest in the Group as compensation for services provided to the Group. The Group accounts for share-based awards granted to employees in accordance with ASC 718 Compensation — Stock Compensation.

For share-based payments awarded to employees of the Group with service conditions, by a related party or other holder of an economic interest in the Group, the related share-based compensation expense shall be recognized in the consolidated financial statements based on the grant date fair values of the shares, less consideration to be paid (if any), over the period from the grant date to the date that service conditions are met, or waived.

(r)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made.

(s)	Lease

Prior to 2022, the Group accounted for leases under ASC 840, Leases. Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

On January 1, 2022, the Group adopted ASC 842, which supersedes the lease accounting guidance under ASC 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group elected to apply practical expedients permitted under the transition method that allow the Group to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group used modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and lease liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the right-of-use assets and lease liability when it is reasonably certain that the Company will exercise that option.

For operating leases with a term of one year or less, the Group has elected not to recognize a lease liability or right-of-use assets on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. As a result of the adoption, the Group recognized right-of-use assets of $1,745,485, and total operating lease liabilities of $1,650,746 (including current and non-current portion) in the consolidated balance sheet as of January 1, 2022. The adoption had no material impact on the Group’s consolidated financial statements for the year ended December 31, 2021, or the opening balance of accumulated deficit as of January 1, 2022.

(t)	Income taxes

The Group accounts for income taxes under ASC 740. Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($15,502). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2022 and 2023, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(u)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services in the PRC. The Group records revenue net of output VAT. This output VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products, for revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v)	Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“US$”, or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used to translate RMB to U.S. Dollars in creating the consolidated financial statements:

	As of December 31,
	2022	2023
Balance sheet items, except for equity accounts	6.8972	7.0999

	For the years ended December 31,
	2021	2022	2023
Items in the statements of income and comprehensive loss, and statements of cash flows	6.4508	6.7290	7.0809

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(w)	Non-controlling interest

For the Group’s majority-owned subsidiaries of VIE, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of operation and comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group’s consolidated balance sheets.

(x)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(y)	Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(z)	Segment reporting

In accordance with ASC 280-10, Segment Reporting, the Group’s chief operating decision maker (“CODM”), identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The majority of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group adopted, ASU No. 2016-13 on January 1, 2023. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)— Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Group’s combined financial statements. In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Group does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”). This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“Codification”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. ASU 2023-06 will become effective for each amendment on the effective date of the SEC’s corresponding disclosure rule changes. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

3.	PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following:

	As of December 31,
	2022	2023
Advance for deferred cost of Business Combination	$2,685,000	$-
Directors and officers liability insurance	-	767,452
Deductible input VAT	232,751	284,015
Prepaid expenses	99,629	104,363
Others	118,526	134,601
Total prepaid expenses and other assets	$3,135,906	$1,290,431
Less: Directors and officers liability insurance, non-current portion	-	613,962
Prepaid expenses and other assets, current portion	$3,135,906	$676,469

The advance for deferred cost of Business Combination represented the advance to MPAC in form of non-interest-bearing loans, pursuant to the amendments to Merger Agreement dated January 6, 2022 and September 29, 2022. Such advance was provided to MPAC to extend the period of time for MPAC to consummate the Business Combination, and shall become repayable or be eliminated upon closing of the Business Combination, or if MPAC and its related parties materially breach the Merger Agreement or the Amendment. Upon the closing of the Business Combination and the consolidation of MPAC into the Group on January 4, 2023, the advance became an intra-group balance and was eliminated.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of December 31,
	2022	2023
Office equipment	$575,968	$563,328
Less: accumulated depreciation	(378,390)	(456,752)
Property and equipment, net	$197,578	$106,576

Depreciation expense was $58,669, $105,119 and $97,091 for the years ended December 31, 2021, 2022 and 2023, respectively.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

5.	INTANGIBLE ASSETS, NET

Intangible assets, net, consists of the following:

	As of December 31,
	2022	2023
Intellectual property	$1,135,699	$1,103,275
Software	67,177	71,086
Total	1,202,876	1,174,361
Less: accumulated amortization	(1,098,010)	(1,145,872)
Intangible asset, net	$104,866	$28,489

For the years ended December 31, 2021, 2022 and 2023, amortization expense amounted to $151,567, $153,411 and $79,422, respectively. Future estimated amortization expense of intangible assets is as follows:

As of
December 31, 2023
2024	$17,772
2025	9,600
2026	1,117
Total	$28,489

No impairment provision for intangible assets was provided during the years ended December 31, 2021, 2022 and 2023, as no event occurs or circumstances exist indicate that the carrying amount of the intangible assets may not be recoverable.

6.	LEASE

The Group leases office space under multiple non-cancelable operating lease agreement, which expires from April 2026 to June 2026.

A summary of supplemental information related to the operating lease as of December 31, 2023 is as follows:

	As of December 31,
	2022	2023
Right-of-use assets	$645,090	$737,865

Operating lease liabilities, current portion	$555,869	$268,265
Operating lease liabilities, non-current portion	-	449,908
Total operating lease liabilities	$555,869	$718,173
Weighted average remaining lease term	0.67 year	2.45 year
Weighted average discount rate	7.46%	12.00%

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

6.	LEASE (Continued)

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss and supplemental cash flow information related to operating leases is as follows:

	For the years ended December 31,
	2021	2022	2023
Operating lease cost	$1,008,004	$1,074,930	$813,944
Short-term lease cost	62,905	47,424	56,731
Total	$1,070,909	$1,122,354	$870,675
Cash paid for operating leases	1,008,004	897,216	780,718

Future lease payments under lease liabilities as of December 31, 2023 were as follows:

As of
December 31, 2023
Within one year	$337,194
One to two years	487,732
Total operating lease payments	824,926
Less: Imputed interest	(106,753)
Present value of operating lease liabilities	$718,173

As of December 31, 2023, the Group has no significant lease contract that has been entered into but not yet commenced.

7.	SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	As of December 31,
	2022	2023
Borrowings from commercial banks(a)	$116,424	$1,247,525
Borrowing from Ledo Interactive (HK) Co., Limited(b)	-	2,000,000
Borrowing from others	-	500,000
Total	$116,424	$3,747,525

(a)	The Group obtained a one-year revolving facility of RMB1,000,000 (equivalent to $144,986) from a PRC commercial bank in March 2022, which bears an interest rate of 4.35% per annum. Each drawdown from the facility shall be repayable before the expiry of the facility. In March 2023 and February 2024, the facility was reviewed and increased to RMB2,740,000 (equivalent to $385,921) and RMB3,000,000 (equivalent to $422,541), respectively. Total drawdowns under the facility as of December 31, 2022 and 2023 were $116,424 and $247,511, respectively.

In December 2023, the Group entered into a loan agreement with a PRC commercial bank and obtained a loan of RMB7,100,000 (equivalent to $1,000,014). The loan bears an interest rate of 3.9% per annum and matures in December 2024.

(b)	In January 2023, the Group obtained a loan of $2,000,000 from Ledo Interactive (HK) Co., Limited (“Ledo”), with an interest rate of 15% per annum and six-month term to maturity. The loan was further extended to December 31, 2023. The repayment schedule of the loan is still currently under negotiation between the Group and the lender.

8.	ADVANCE FROM AN INVESTOR

In November 2023, the Group entered into a letter of intent (the “Letter of Intent”) with Shanghai Vanfon Youfang Investing Co., Ltd. (“Vanfon”), pursuant to which Vanfon intended to invest in the Group, with the type of security to purchase and the consideration to be further determined, and agreed to provide an advance of RMB22,000,000 (equivalent to $3,098,635) before a definitive subscription agreement was made. The advance shall be converted to consideration once a definitive agreement is made, or be repaid to Vanfon if no definitive agreement is made before July 31, 2025, according to the amendment signed in April 2024. An interest rate of 5.5% per annum was charged to the advance.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

9.	ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2022	2023
Payroll payable	$1,342,352	$1,623,940
Professional fee payable	266,510	439,175
Interest payable	-	337,873
Other tax payable	59,076	76,148
Others	259,476	161,075
Total	$1,927,414	$2,638,211

10.	SHARE-BASED COMPENSATION

In March 2021, Legacy MMV and Avatar Group Holdings Limited (“Avatar”), the major shareholder of the then Legacy MMV, entered into a share transfer agreement (“Share Transfer Agreement”) to transfer 31,461,568 ordinary shares, accounting for 22.50% of the total outstanding shares of Legacy MMV, to Lucky Cookie Holdings Limited (“Lucky Cookie”), controlled by Mr. Yiran Xu, for a consideration of $5,409,194. The share transfer under Share Transfer Agreement was consummated upon the receipt of the consideration on May 28, 2021. Under the Share Transfer Agreement, Mr. Yiran Xu would complete performance condition as serving as the chairman of the board of directors of the Company for not less than five years and securing certain external financing to the Group prior and after the planned Business Combination with MPAC, pursuant to the Merger Agreement dated August 6, 2021. Avatar had a repurchase right of 50% of the transferred shares with discount price or for free if Mr. Yiran Xu did not complete partial or all of its performance conditions. Such repurchase right would be waived upon the completion of the Group’s Business Combination with MPAC. As the repurchase right only subject to 50% of the shares owned by Mr. Yiran Xu, so the other 50% is already benefit to Mr. Yiran Xu without any condition. The transaction should be accounted as share-based payments awarded to employees of the Group by a related party or other holder of an economic interest in the Group as compensation for services provided to the Group.

The share-based compensation expense was determined as the excess part of the fair value of the transferred shares over the cash consideration paid. Legacy MMV determined the fair value of the transferred shares based on the fair value of Legacy MMV’s equity interest using a valuation technique to estimate what the price of those equity instruments would have been on the measurement date in an arm’s length transaction between knowledgeable, willing parties. The grant date was determined as May 1, 2021 when Mr. Yiran Xu took office as CEO of the Group. The share-based compensation related to the 50% of shares transferred without repurchase right were expensed off as general and administrative expenses as of grant date. The share-based compensation related to the remaining 50% of shares transferred with repurchase right are amortized on a straight-line basis over 5-year period from the grant date to the date that service conditions are met; in case that the service conditions are waived, the unamortized share-based compensation is to be recognized in the consolidated financial statements immediately. As the Business Combination was consummated on January 4, 2023, the total unrecognized compensation expenses as of the Closing Date was fully amortized on that day.

The table below presents a summary of the Group’s share-based compensation expense for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
General and administrative expenses	$25,663,139	$4,528,788	$15,095,968

As of December 31, 2023, total unrecognized compensation expense was nil.

11.	LOSS OF ACQUISITION DEPOSIT

In September 2023, the Group entered into a purchase agreement with Dongzheng Ruibo (Shanghai) Investment Center (Limited Partnership), or Dongzheng, and other related parties to acquire 100% of interest in Shanghai Shengran Information Technology Co., Ltd. and associated interests pertaining to all of its consolidated variable interest entities. The Group paid an acquisition deposit of RMB20 million, or approximately US$2.8 million for the acquisition pursuant to the agreement. Due to the Group’s failure to pay the transaction amount in full in accordance with the terms of the agreement, the agreement was terminated in November 2023. In April 2024, the Group settled the breach of the agreement with Dongzheng and the acquisition deposit was granted to Dongzheng as compensation.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

12.	TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and will be 16.5% for any assessable profits beyond the first HKD2 million. MMV HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted the Enterprise Income Tax (“EIT”) Law, under which domestic enterprises and foreign enterprises would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to domestic enterprises and foreign enterprises which conduct businesses in certain encouraged sectors and to entities otherwise classified as “Software Enterprises”, “Key Software Enterprises”, “Encouraged Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The EIT Law became effective on January 1, 2008.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. VIE and certain VIE’s subsidiaries were qualified as HNTEs and enjoyed a preferential income tax rate at 15% for the corresponding years from the year they are qualified, respectively, provided that they continue to qualify as HNTEs during such periods.

Loss before income tax expense is incurred in the following major jurisdictions:

	For the years ended December 31,
	2021	2022	2023
Hong Kong and others	$(26,411,409)	$(6,279,083)	$(20,963,797)
PRC (except Hong Kong)	(6,279,691)	(6,510,228)	(7,991,886)
Total income/(loss) before income tax expense	$(32,691,100)	$(12,789,311)	$(28,955,683)

The income tax provision consists of the following components:

For the years ended December 31,
	2021	2022	2023
Current income tax expenses	$-	$-	$-
Deferred income tax	-	-	-
Total income tax expenses	$-	$-	$-

As of December 31, 2022 and 2023, the income tax payable are summarized below:

	As of December 31,
	2022	2023
Income tax payable	$-	$-

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

12.	TAXATION (Continued)

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2021	2022	2023
Income/(loss) before income tax expense	$(32,691,100)	$(12,789,311)	$(28,955,683)
Computed income tax expense/(benefit) with PRC statutory tax rate	(8,172,773)	(3,197,328)	(7,238,922)
Effect on tax rates in different tax jurisdictions*	6,493,153	1,400,583	5,009,215
Effect of preferential tax treatments	368,479	255,877	118,428
Additional deduction for R&D expenses	(812,466)	(807,514)	(755,923)
Tax effect of non-deductible items and others	1,035	431	244,997
Changes in valuation allowance	2,122,572	2,347,951	2,622,205
Income tax expense/(benefit)	$-	$-	$-

*	It is primarily due to the tax effect of the Company as a tax-exempt entity incorporated in the Cayman Islands. The loss of the Company in the jurisdiction of Cayman Islands was primarily a result of share-based compensation expense.

As of December 31, 2022 and 2023, the significant components of the deferred tax assets are summarized below:

	As of December 31,
	2022	2023
Deferred tax assets:
Allowance for credit losses	$33,022	$33,686
Inventory impairment	4,118	4,000
Impairment loss of intangible assets	445,153	432,444
Net operating loss carried forward	9,048,531	9,730,306
Total deferred tax assets	9,530,824	10,200,436
Valuation allowance	(9,530,824)	(10,200,436)
Deferred tax assets, net of valuation allowance	$-	$-

As of December 31, 2022 and 2023, the movement of valuation allowance are as follows:

	As of December 31,
	2022	2023
Balance at the beginning of the year	$(8,261,464)	$(9,530,824)
Additions of valuation allowance	(2,347,951)	(2,622,205)
Net operating loss expiration	408,596	2,332,748
Foreign currency translation adjustment	669,995	(380,155)
Balance at the end of the year	$(9,530,824)	$(10,200,436)

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

12.	TAXATION (Continued)

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and high and new technology enterprise (“HNTE”)’s net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future.

As of December 31, 2023 and 2022, the Group had net operating loss carryforwards of approximately $68,530,149 and $50,807,137, respectively, which arose from the Group’s subsidiaries, VIE and the VIEs’ subsidiaries established in the PRC and Hong Kong. As of December 31, 2023 and 2022, deferred tax assets from the net operating loss carryforwards amounted to $9,730,306 and $9,048,531, respectively, and the Group has provided a valuation allowance as it has concluded that it is more likely than not that these net operating losses as well as other temporary difference would not be utilized in the future.

The tax losses of the Group expire over different time intervals depending on local jurisdiction. The loss of MultiMetaVerse HK Limited amounted to $3,059,942 is indefinite and will not expire.

As of December 31, 2023, certain PRC entities except HNTE of the Group had net operating tax loss carry forwards of 23,182,239 and would expire before year ending December 31, 2028. PRC HNTE entities of the Group had net operating tax loss carry forwards of 30,761,066 and would expire before year ending December 31, 2033.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021, 2022 and 2023, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2021, 2022 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2023, the tax years ended December 31, 2018 through 2022 for the Company’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities.

13.	SHAREHOLDERS’ EQUITY

Ordinary Shares and Preferred Shares

The Company is authorized to issue a maximum of 111,000,000 Shares with no par value divided into three classes of shares as follows: (a) 100,000,000 Class A ordinary shares with no par value; (b) 10,000,000 Class B ordinary shares with no par value; and (c) 1,000,000 preferred shares with no par value.

Upon the consummation of the Business Combination, there were 1,994,639 ordinary shares of MPAC remain issued and outstanding which had been replaced by Class A ordinary shares of the Company. All outstanding rights of MPAC prior to the Business Combination were converted into 604,275 Class A ordinary shares at the same time. Along with the consummation of the Business Combination, the Company issued 450,000 Class A ordinary shares to PIPE investors, and 30,000,000 Class A ordinary shares to the then shareholders of Legacy MMV as the consideration of the Business Combination.

As of December 31, 2023, there were 33,048,914 Class A ordinary shares issued and outstanding, and the numbers of issued and outstanding Class B ordinary shares and preferred shares were nil. In addition, the Company had an obligation to issue an aggregate 6,309,760 Class A ordinary shares to Avatar and Gaea Holdings Limited, as consideration to cancel the loans and accrued interests of $7,003,834, pursuant to the debt conversion agreements entered into among the Company, Avatar and Gaea Holdings Limited on September 12, 2023. As of December 31, 2023, the loans and accrued interests of $7,003,834 were recorded as non-current liabilities in the consolidated balance sheet.

Warrants

As of December 31, 2023, there were 3,021,250 warrants outstanding (including 2,875,000 public warrants and 146,250 private warrants), all of which were outstanding before the Business Combination. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

13.	SHAREHOLDERS’ EQUITY (Continued)

The warrants have been exercisable since 30 days after the completion of its initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Once the public warrants become exercisable, the Company may redeem the public warrants:

●	in whole and not in part;

●	at a price of $0.01 per public warrant;

●	upon not less than 30 days prior written notice of redemption to each warrant holder; and

●	if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

If the Company calls the warrants for redemption as described above, the management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” the management will consider, among other factors, the Company’s cash position, the number of warrants that are outstanding and the dilutive effect on the Company’s shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of the warrants. If the management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. The Company believes this feature is an attractive option to the Company if it does not need the cash from the exercise of the warrants after the initial Business Combination. If the Company calls the warrants for redemption and the management does not take advantage of this option, the holders of private warrants would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis.

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

The public warrants are recognized as an equity instrument, which is classified within equity as additional paid-in capital. The Company accounts for the private placement warrants as warrant liabilities due to certain features contained in the warrant agreements that give rise to liability treatment, which is recorded in accrued liabilities and other current liabilities.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

14.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its VIE and VIE’s subsidiaries in the PRC (excluding Hong Kong). The Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its VIE and VIE’s subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its VIE and VIE’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the VIE and VIE’s subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the PRC Foreign Investment Law, a WFOE established in the PRC is required to provide certain statutory reserves, namely general reserve fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WFOE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WFOE is subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Group’s PRC consolidated VIE and VIE’s subsidiaries are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Group’s VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2023, no appropriation to the statutory reserve has been made by the Group. As of December 31, 2023, net assets restricted in the aggregate, which are included in the Company’s consolidated net assets were approximately $24,994,677 (December 31, 2022: $37,294,460). The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. Please refer to Note 16 for details.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

15.	RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Yiran Xu	Chairman, Chief Executive Officer and a significant shareholder of the Company
2	Xiaoting Wang	An employee of Beijing Gaea (as defined below)
3	Yanzhi Wang	Beneficial owner of Avatar (as defined below)
4	Linglu Wang	A relative of Mr. Yanzhi Wang
5	Xiaodan Qu	A director of the Company
6	Yang Gao	A director and General Manager of Shanghai Hui Zhi Ren Culture and Creativity Co., Ltd., a subsidiary of VIE
7	Horgos Gaea Network Co., Ltd. (“Horgos Gaea”)	An entity controlled by Mr. Yanzhi Wang
8	Beijing Gaea Interactive Entertainment Co., Ltd. (“Beijing Gaea”)	An entity controlled by Mr. Yanzhi Wang
9	Shenzhen Gaea Technology Corporation (“Shenzhen Gaea”)	An entity controlled by Mr. Yanzhi Wang
10	Shanghai Youmier Network Technology Co., Ltd (“Shanghai Youmier”)	An entity controlled by Mr. Yanzhi Wang
11	Gaea Mobile Limited	An entity controlled by Mr. Yanzhi Wang
12	Gaea Hong Kong Limited (“Gaea HK”)	An entity controlled by Mr. Yanzhi Wang
13	Avatar Group Holdings Limited (“Avatar”)	Major Shareholder of the Company and an entity controlled by Mr. Yanzhi Wang
14	Gaea Holdings Limited (“Gaea Holdings”)	An entity controlled by Mr. Yanzhi Wang
15	Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (“Ke Xing”)	An entity controlled by Mr. Yanzhi Wang
14	Shanghai Huijie Culture Communication Co., Ltd (“Shanghai Huijie”)	The non-controlling shareholder (40%) of Shanghai Huizhiren Cultural Creative Co., Ltd
15	Shanghai Mobi Information Technology Co., Ltd (“Shanghai Mobi”)	An associate that Shanghai Jupiter owns 20% equity interest

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

15.	RELATED PARTY TRANSACTIONS (Continued)

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of December 31,
	2022	2023
Accounts receivable
Shanghai Youmier(a)	$-	232,589
Shanghai Huijie(b)	-	133,667
Gaea Mobile Limited	137,327	-
Shanghai Mobi	14,499	-
Subtotal	$151,826	$366,256

Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2022	2023
Amount due to related parties, current portion
Shanghai Huijie(b)	$445,840	$334,844
Yang Gao	37,696	-
Subtotal	$483,536	$334,844

Amount due to related parties, non-current portion
Linglu Wang(c)	$-	$6,764,024
Shenzhen Gaea(d)	5,065,673	4,921,050
Avatar(e)	3,221,438	4,826,109
Beijing Gaea(f)	3,884,763	2,732,721
Gaea Holdings(e)	-	2,177,725
Yiran Xu(g)	795,836	1,396,054
Shanghai Youmier(d)	382,764	625,361
Horgos Gaea(h)	259,430	262,545
Gaea Mobile Limited(e)	1,583,743	48,220
Yanzhi Wang(c)	1,974,438	-
Xiaoting Wang(c)	1,686,782	-
Gaea HK(e)	546,277	-
Subtotal	$19,401,144	$23,753,809
Total	$19,884,680	$24,088,653

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

15.	RELATED PARTY TRANSACTIONS (Continued)

Related party transactions

	For the years ended December 31,
	2021	2022	2023
Revenue from related parties
Shanghai Huijie(b)	$1,723,973	$2,860,019	$1,880,944
Shanghai Youmier(a)	-	-	1,126,296
Shanghai Mobi	-	177,274	93,884
Gaea Mobile Limited	126,852	5,168	-
Total	$1,850,825	$3,042,461	$3,101,124

Loans from related parties
Wang Linglu(c)	$-	$-	$2,824,500
Xiaoting Wang(c)	2,129,968	-	-
Yanzhi Wang(c)	2,005,953	-	-
Beijing Gaea(f)	-	3,492,347	-
Avatar(e)	420,000	2,685,000	1,500,000
Gaea Mobile Limited(e)	660,000	855,000	48,000
Gaea HK(e)	-	545,000	-
Yang Gao	77,510	68,361	-
Yiran Xu(g)	775,098	-	550,000
Horgos Gaea(h)	257,332	-	-
Total	$6,325,861	$7,645,708	$4,922,500

Repayment of loan from related parties
Beijing Gaea(f)	$-	$-	$1,007,047
Gao Yang	-	104,027	36,718
Wang Xiaoting(c)	-	445,831	20,738
Total	$-	$549,858	$1,064,503

Interest expenses for loans from a related parties
Linglu Wang(c)	$-	$-	$412,175
Beijing Gaea(f)	-	163,972	215,729
Avatar(e)	4,098	112,340	104,671
Yiran Xu(g)	6,158	66,773	73,080
Gaea Mobile Limited(e)	14,550	54,192	220
Gaea HK(e)	-	1,277	-
Gaea Holdings(e)	-	-	47,705
Horgos Gaea(h)	8,471	11,100	10,550
Yanzhi Wang(c)	11,788	89,472	-
Xiaoting Wang(c)	49,891	84,479	-
Total	$94,956	$583,605	$864,130

Technical and promotional support cost with a related party
Shanghai Youmier(d)	$-	$370,124	$254,205
Shenzhen Gaea	408,267	-	-

Receipt in advance from a related party
Shanghai Huijie(b)	$-	$456,984	$98,591

Share-based compensation granted to a related party
Yiran Xu	$25,663,139	$4,528,788	$15,095,968

Payables, loans and interests from related party converted to equity
Ke Xing(i)	$32,102,975	$-	$-

Payables due to a related party waived by
Qu Xiaodan	$15,089	$-	$-

(a)	The Group had entered into an exclusive publishing agreement with Shanghai Youmier, pursuant to which Shanghai Youmier acted as the exclusive publisher for Project A in China mainland. Project A was a mobile game developed by the Group and was commercially published in February 2023 by Shanghai Youmier. The Group recorded revenue share of the game from Shanghai Youmier as revenue, and the amount due from Shanghai Youmier represented the revenue invoiced but not collected yet.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

15.	RELATED PARTY TRANSACTIONS (Continued)

(b)	The Group has entered into a framework service agreement with Shanghai Huijie in which the Group provides animation production services to Shanghai Huijie for multiple animation projects. Accounts due from Shanghai Huijie represented the revenue invoiced but not collected yet. Amount due to Shanghai Huijie represented advance from Shanghai Huijie for the animation production services provided.

(c)	The Group had obtained multiple loans from Mr. Yanzhi Wang and Ms. Xiaoting Wang to support its working capital needs in 2021. These loans bore an interest rate of 5.5% per annum. As of December 31, 2022, the Group had total amounts of the loans and accrued interests due to Mr. Yanzhi Wang and Ms. Xiaoting Wang of $1,974,438 and $1,686,782, respectively. In April 2023, Mr. Yanzhi Wang and Ms. Xiaoting Wang transferred all the outstanding amounts to Ms. Linglu Wang. Upon the transfer, Ms. Linglu Wang agreed to an unchanged 5.5% annual interest rate and a maturity date of April 2025 for all the loans due to her. In addition, in April 2023, the Group obtained a one-year loan from Ms. Linglu Wang. The principal amount of the loan was RMB20,000,000 (equivalent to $2,824,500) and it bears an interest rate of 8% per annum.

(d)	The Group has engaged Shenzhen Gaea to support the operation and marketing of one of its mobile games from 2020 to 2021. And the balance represented the unpaid amounts accrued under such arrangement. In January 2022, an amendment was entered into among Shenzhen Gaea, Shanghai Youmier and the Group, pursuant to which Shanghai Youmier shall replace Shenzhen Gaea to provide such operation and marketing services starting from January 2022. The balance owed to Shanghai Youmier represented the unpaid service fees starting from January 2022 under this agreement. Both Shenzhen Gaea and Shanghai Youmier have issued letter of not demanding repayment with regard to all the outstanding payables owed by the Group till April 2026 and April 2025, respectively. Therefore, amounts due to Shenzhen Gaea and Shanghai Youmier were classified into non-current liabilities.

(e)	The balances as of December 31, 2022 represented the working capital loans from related parties with annualized interest rate ranging from 4.5% to 4.75% and the accrued interest. In September 2023, Gaea Mobile Limited and Gaea HK transferred all the loans and accrued interests to Gaea Holdings. Concurrently, the Group entered into debt conversion agreements with Avatar and Gaea Holdings, pursuant to which Avatar and Gaea shall convert their debts, being $4,826,109 and $2,177,725, respectively, into Class A ordinary shares in the Company, at a determined share price; all the loans shall cease to accrue any additional interests up to June 30, 2023. As of December 31, 2023, the debt conversion transaction wasn’t closed yet.

(f)	The balance due to Beijing Gaea was comprised of: (1) working capital loans, which the Group obtained from Beijing Gaea in 2022 with an interest rate of 7.46% per annum, together with accrued interests, in an aggregate amount of $2,676,111; and (2) service fees of $56,610, incurred prior to 2020, for the administrative services provided by Beijing Gaea to the Group. The maturity dates of the loans were extended to ranging from January to December 2025, and hence the outstanding balance was classified as non-current.

(g)	The balance as of December 31, 2022 and 2023 represented the working capital loans from Mr. Yiran Xu with an average interest rate of 8.4% per annum. The maturity dates of the loans were extended to ranging from August to December 2025, and hence the outstanding balance was classified as non-current.

(h)	The balance as of December 31, 2022 and 2023 represented the working capital loans from Horgos Gaea with an interest rate of 4.5% per annum and maturity date of April 2025.

(i)	In May 2021, through a debt transfer agreement with Horgos Gaea, Ke Xing received the right to collect the series of debts totaling RMB206 million (US$32.1 million) due from MMV. This outstanding balance was converted into MMV equity in May 2021.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

16.	CONCENTRATION AND RISKS

(a) Major suppliers

The following suppliers represented 10% or more of the Group’s cost of sale for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the years ended December 31,
	2021	%	2022	%	2023	%
Supplier A	$480,182	8	$769,677	12	$392,683	8

(b) Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection history and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following customers had receivable balance exceeding 10% of the total accounts receivable as of December 31, 2022 and 2023 as follows:

	As of December 31,
	2022	2023
Customer A	46%	3%
Customer B	-	11%
Allowance for credit losses	Not applicable	Not applicable

(c) Major customers

The customers represented 10% or more of the Group’s total net revenues for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the years ended December 31,
	2021	%	2022	%	2023	%
Customer A (a related party)	$1,723,973	16	$3,236,174	26	$1,880,944	21
Customer B	488,682	5	1,349,669	11	24,750	0
Customer C (a related party)	-	-	-	-	1,126,296	13

(d) Foreign exchange risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Groups’ cash and cash equivalents denominated in RMB amounted to US$609,403 (RMB4,203,174) and $1,480,010 (RMB10,507,923) as of December 31, 2022 and 2023, respectively.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

17.	COMMITMENTS AND CONTINGENCIES

a) Commitment

The Group had no material commitments as of December 31, 2022 and 2023, respectively.

b) Contingencies

On February 21, 2024, Oriental Pearl Group Co., Ltd. (“Oriental Pearl”) filed an action in the First Intermediate People’s Court of Shanghai against Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (“Ke Xing Shi Dai”), Horgos Gaea Network Technology Co., Ltd. (“Horgos Gaea”), Shanghai Jupiter and Shanghai Miting, in connection with certain obligations owed by Horgos Gaea and its controlling person, Mr. Yanzhi Wang. Oriental Pearl is seeking, among other things, to void the (i) Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shanghai Jupiter and Horgos Gaea; (ii) Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shanghai Jupiter and Horgos Gaea; (iii) Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shanghai Jupiter and Horgos Gaea; and (iv) transfer of 56.96% of Beijing Jupiter’s equity interest by Horgos Gaea to Ke Xing Shi Dai. The defendants have raised objection to the jurisdiction of the First Intermediate People’s Court of Shanghai, which is currently pending in the court. As of the date of this annual report, no trial date has been scheduled. The Group intends to defend itself in such matter; however, the Company cannot predict the outcome or impact. The Group is unable to reasonably estimate the possible loss or range of loss, if any, associated with these claims, unless noted. As advised by Global Law Offices, the Group’s PRC legal counsel, the action does not affect the effectiveness of VlE arrangement at this stage.

From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on the Group’s results of operations.

18.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements.

Amendments to Letter of Intent with Vanfon

In April 2024, the Group entered amendments to the Letter of Intent with Vanfon. Pursuant to the amendments, Vanfon agreed to provide an additional advance of RMB8,000,000 to the Group, and extend the period to negotiate a definitive agreement with the Group from March 31, 2024 to July 31, 2025. An interest rate of 5.5% per annum was charged to the aggregate amount of the advance.

Settlement of Purchase Agreement

In September 2023, the Group entered into a purchase agreement with Dongzheng Ruibo (Shanghai) Investment Center (Limited Partnership) (“Dongzheng”), and other related parties to acquire 100% of interest in Shanghai Shengran Information Technology Co., Ltd. and associated interests pertaining to all of its consolidated variable interest entities (the “Purchase Agreement”). The Group paid an acquisition deposit of RMB20 million, or approximately US$2.8 million for the acquisition pursuant to the agreement. Due to the Group’s failure to pay the transaction amount in full in accordance with the terms of the agreement, the agreement was terminated in November 2023. In April 2024, the Group settled the breach of the agreement with Dongzheng and the acquisition deposit was granted to Dongzheng as compensation.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

19.	UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) of which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

Investment in subsidiaries, VIE and VIE’s subsidiaries, on the Condensed Balance Sheets, is comprised of the parent company’s net investment in its subsidiaries, VIE and VIE’s subsidiaries under the equity method of accounting.

As of December 31,
2023
Cash and cash equivalents	$13,232
Amounts due from related parties, current	7,003,834
Prepaid expenses and other current assets	153,489
Total current assets	7,170,555
Long-term investment	-
Investment in subsidiaries, VIE and VIE’s subsidiaries	(24,731,181)
Other non-current assets	613,962
TOTAL ASSETS	$(16,946,664)

Amounts due to related parties, current portion	$-
Accrued liabilities and other current liabilities	828,417
Total current liabilities	828,417
Amounts due to related parties, non-current portion	10,987,079
TOTAL LIABILITIES	$11,815,496

Ordinary shares*(no par value; 100,000,000 Class A Ordinary Shares authorized as of December 31, 2022 and 2023, respectively; 30,000,000 and 33,048,914 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	$-
Additional paid-in capital	89,680,745
Accumulated deficit	(115,406,104)
Accumulated other comprehensive loss	(3,036,801)
Total shareholders’ deficit	(28,762,160)
TOTAL LIABILITIES AND SHAREHOLDERS’DEFICIT	(16,946,664)

*	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

MULTIMETAVERSE HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for the number of shares, or otherwise noted)

19.	UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Unaudited Condensed Statements of Comprehensive Loss

From January 4,
2023 to December 31,
2023
General and administrative expenses	$(4,304,035)
Interest expenses	(58,861)
Loss from operations	(4,362,896)
Loss of subsidiaries, VIE and VIE’s subsidiaries	(24,592,787)
Income tax expense	-
Net loss	$(28,955,683)
Other comprehensive loss:
Foreign currency translation income, net of nil income taxes	420,843
Total comprehensive loss	$(28,534,840)

Unaudited Condensed Statements of Cash Flows

From January 4,
2023 to December 31,
2023
Net cash used in operating activities	$(4,781,615)
Net cash used in investing activities	-
Net cash provided by financing activities	4,794,847
Net increase in cash and cash equivalents	13,232
Cash and cash equivalents, at beginning of period	-
Cash and cash equivalents, at end of year	$13,232